   As filed with the Securities and Exchange Commission on November 15, 1995

                                                   Registration No. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

            Pre-Effective Amendment No.                                      / /
            Post-Effective Amendment No.                                     / /
                        (Check appropriate box or boxes)

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               Exact name of Registrant as Specified in Charter:

                         FORTIS INCOME PORTFOLIOS, INC.

                        Area Code and Telephone Number:

                                 (612) 738-4000

                    Address of Principal Executive Offices:

                              500 Bielenberg Drive
                           Woodbury, Minnesota 55125

                     Name and Address of Agent for Service:

                    John E. Hite, Esq., Assistant Secretary
                         Fortis Income Portfolios, Inc.
                              500 Bielenberg Drive
                           Woodbury, Minnesota 55125

                                    COPY TO:

                            Michael J. Radmer, Esq.
                               James D. Alt, Esq.
                           Dorsey & Whitney P.L.L.P.
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402

                 Approximate Date of Proposed Public Offering:
As soon as possible following the effective date of this Registration Statement.
              It is proposed that this filing become effective on December 15, 1995 (30 days after filing) pursuant to Rule 488.

--------------------------------------------------------------------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on September 29, 1995 for its most recent fiscal year ended July 31, 1995.

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
                         FORTIS INCOME PORTFOLIOS, INC.
                      REGISTRATION STATEMENT ON FORM N-14
                             CROSS REFERENCE SHEET
                          (AS REQUIRED BY RULE 481(A))

PART A OF FORM N-14                                   PROSPECTUS/PROXY STATEMENT CAPTION
------------------------------------------------  ------------------------------------------
  1.  Beginning of Registration Statement and
      Outside Front Cover Page of Prospectus....  Cross Reference Sheet and Cover Page
  2.  Beginning and Outside Back Cover Page of
      Prospectus................................  Table of Contents
  3.  Synopsis Information and Risk Factors.....  Summary; Risk Factors
  4.  Information about the Transaction.........  Summary; Information About the
                                                  Reorganization; Voting Information
  5.  Information about the Registrant..........  Inside Front Cover; Incorporation by
                                                  Reference; Summary; Information About the
                                                  Acquired Fund and the Acquiring Fund
  6.  Information about the Company being
      Acquired..................................  Incorporation by Reference; Summary;
                                                  Information About the Acquired Fund and
                                                  the Acquiring Fund
  7.  Voting Information........................  Summary; Information About the
                                                  Reorganization; Voting Information
  8.  Interest of Certain Persons and Experts...  Voting Information
  9.  Additional Information....................  Not Applicable


                                                     STATEMENT OF ADDITIONAL INFORMATION
PART B OF FORM N-14                                                CAPTION
------------------------------------------------  ------------------------------------------
 10.  Cover Page................................  Cover Page
 11.  Table of Contents.........................  Not Applicable
 12.  Additional Information about the
      Registrant................................  Cover Page (Incorporation by Reference)
 13.  Additional Information about the Company
      Being Acquired............................  Cover Page (Incorporation of Documents by
                                                  Reference)
 14.  Financial Statements......................  Financial Statements

PART C OF FORM N-14
Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.

                         FORTIS INCOME PORTFOLIOS, INC.
                      REGISTRATION STATEMENT ON FORM N-14

                                     PART A

                               PRESIDENT'S LETTER

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

  PROSPECTUS DATED DECEMBER 1, 1995 OF FORTIS U.S. GOVERNMENT SECURITIES FUND
               [TO BE DELIVERED WITH PROSPECTUS/PROXY STATEMENT]

            ANNUAL REPORT OF FORTIS U.S. GOVERNMENT SECURITIES FUND
                    FOR THE FISCAL YEAR ENDED JULY 31, 1995
               [TO BE DELIVERED WITH PROSPECTUS/PROXY STATEMENT]

      PROSPECTUS DATED MARCH 1, 1995 OF FORTIS ADVANTAGE PORTFOLIOS, INC.
        [INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT]

                                                               December 27, 1995
FORTIS ADVANTAGE PORTFOLIOS, INC.

To the Shareholders of the Government Total Return Portfolio:

    Enclosed with this letter is a proxy voting ballot, a Prospectus/Proxy Statement and related information concerning a Special Meeting of Shareholders of the Government Total Return Portfolio (the "Acquired Fund") of Fortis Advantage Portfolios, Inc. to be held on Friday, February 9, 1996. The purpose of this Special Meeting is to submit to shareholders of the Acquired Fund a proposal to combine that Fund with and into the Fortis U.S. Government Securities Fund portfolio (the "Acquiring Fund") of Fortis Income Portfolios, Inc. by means of the reorganization described in the Prospectus/Proxy Statement.

    If the proposed combination of Funds is approved, you will receive the same class of shares in the Acquiring Fund that you currently hold in the Acquired Fund. The exchange of shares will take place on the basis of the relative net asset values per share of the respective classes of the two Funds. As described in the Prospectus/Proxy Statement, sales charges and Rule 12b-1 fees will remain unchanged as a result of the proposed combination of Funds, EXCEPT that Class A shares of the Acquiring Fund are subject to LOWER Rule 12b-1 fees than Class A shares of the Acquired Fund.

    Fortis Advisers, Inc. acts as the investment adviser, transfer agent, and dividend disbursing agent for both the Acquired Fund and the Acquiring Fund. As described in the Prospectus/Proxy Statement, the investment advisory and management fee schedule of the Acquiring Fund is slightly more favorable to shareholders than that of the Acquired Fund. As a result of the favorable fee schedule and the larger size of the Acquiring Fund relative to the Acquired Fund, the Acquiring Fund currently pays, and after the reorganization will pay, a lower investment advisory and management fee than the Acquired Fund currently pays.

    At July 31, 1995, the Acquired Fund had net assets of only approximately $64.5 million, while the Acquiring Fund had net assets of approximately $481.1 million. The Acquired Fund's Board of Directors believes that the proposed combination of Funds is in the best interests of Acquired Fund shareholders because, among other things, it is expected to significantly lower the total expense ratio experienced by such shareholders due to the economies of scale associated with becoming part of a larger Fund, as described at pages 8 - 10 of the Prospectus/Proxy Statement.

    Although the investment objectives of the two Funds are similar in that both seek to provide shareholders with a high level of current income and with capital appreciation, shareholders should carefully consider both the similarities and the differences between the investment objectives, policies and restrictions of the two Funds. These similarities and differences, as well as other important information concerning the proposed combination of Funds, are described in detail in the Prospectus/ Proxy Statement, which you are encouraged to review carefully. If you have any additional questions, please call your registered representative, or the Acquired Fund directly at 1-800-800-2638, Ext. 3012 or 3014.

    The Acquired Fund's Board of Directors has approved the proposed combination of Funds and recommends it for your approval. I encourage you to vote "FOR" the proposal, and ask that you please send your completed proxy ballot in as soon as possible to help save the cost of additional solicitations. As always, we thank you for your confidence and support.

Sincerely,

Dean C. Kopperud
PRESIDENT

                       GOVERNMENT TOTAL RETURN PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                       FORTIS ADVANTAGE PORTFOLIOS, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 9, 1996
                             ---------------------

                                                               December 27, 1995
To the Shareholders of Government Total Return Portfolio:

    NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Government Total Return Portfolio (the "Acquired Fund"), a separately managed series of Fortis Advantage Portfolios, Inc. ("Fortis Advantage"), will be held at 10:00 a.m., Central time, on Friday, February 9, 1996, at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota. The purpose of the special meeting is as follows:

    1. To consider and vote on a proposed Agreement and Plan of Reorganization (the "Plan") providing for (a) the acquisition of substantially all of the assets and the assumption of all liabilities of the Acquired Fund by Fortis U.S. Government Securities Fund (the "Acquiring Fund"), a separately managed series of Fortis Income Portfolios, Inc., in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. Under the Plan, Acquired Fund shareholders will receive the same class of shares of the Acquiring Fund that they held in the Acquired Fund, having a net asset value equal as of the effective time of the Plan to the net asset value of their Acquired Fund shares. A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of Fortis Advantage required to effect the reorganization contemplated by the Plan.

    2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

    Even if Acquired Fund shareholders vote to approve the Plan, consummation of the Plan is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization" in the attached Prospectus/Proxy Statement.

    THE BOARD OF DIRECTORS OF THE ACQUIRED FUND RECOMMENDS APPROVAL OF THE PLAN.

    The close of business on December 15, 1995 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

    WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE RESPECTFULLY ASK FOR YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Prospectus/Proxy Statement in the section entitled "Voting Information."

                                          By Order of the Board of Directors,

                                          MICHAEL J. RADMER
                                          SECRETARY

                           PROSPECTUS/PROXY STATEMENT
                            DATED DECEMBER 27, 1995

                          ACQUISITION OF THE ASSETS OF

                       GOVERNMENT TOTAL RETURN PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                       FORTIS ADVANTAGE PORTFOLIOS, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000

                        BY AND IN EXCHANGE FOR SHARES OF

                     FORTIS U.S. GOVERNMENT SECURITIES FUND
                         A SEPARATELY MANAGED SERIES OF
                         FORTIS INCOME PORTFOLIOS, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000

    This Prospectus/Proxy Statement is being furnished to the shareholders of Government Total Return Portfolio (the "Acquired Fund"), a separately managed series of Fortis Advantage Portfolios, Inc. ("Fortis Advantage"), in connection with a special meeting (the "Meeting") of the shareholders of the Acquired Fund to be held at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota, on Friday, February 9, 1996, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Prospectus/Proxy Statement is first being mailed to shareholders of the Acquired Fund on or about December 27, 1995. Information concerning the voting rights of each Acquired Fund shareholder is set forth under "Voting Information" below. Representatives of Fortis Advisers, Inc., the investment adviser and manager of the Acquired Fund, or of its affiliates, may, without cost to the Acquired Fund, solicit proxies for management of the Acquired Fund by means of mail, telephone, or personal calls. In addition, the services of a third-party proxy solicitation firm may be utilized, with such firm's fees and expenses allocated between and borne by the Acquired Fund and the Acquiring Fund as described under "Information About the Reorganization -- Plan of Reorganization" below. Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses incurred in sending proxy soliciting materials on behalf of the Board of Directors to their principals.

    As set  forth  in  the  Notice of  Special  Meeting  of  Shareholders,  this
Prospectus/Proxy   Statement  relates  to  a  proposed  Agreement  and  Plan  of
Reorganization (the "Plan") providing for (i) the acquisition of substantially all the assets and the assumption of all liabilities of the Acquired Fund by Fortis U.S. Government Securities Fund (the "Acquiring Fund"), a separately managed series of Fortis Income Portfolios, Inc., in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders. The Acquired Fund and the Acquiring Fund are sometimes referred to herein, individually, as a "Fund," or together, as the "Funds." A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of Fortis Advantage required to effect the reorganization contemplated by the Plan.

    As a result of the transactions contemplated by the Plan (collectively, the "Reorganization"), each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal at the effective time of the Reorganization to the net asset value of the shareholder's Acquired Fund shares at such time. The Reorganization is being structured as a tax-free reorganization so that no income, gain or loss will be recognized by the Acquired Fund or its shareholders as a result thereof (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Reorganization, of all of its current year net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The shareholders of the Acquired Fund are being asked to vote on the proposed Plan and Reorganization at the Meeting.

    In addition to the approval of the Plan and Reorganization by Acquired Fund shareholders, the consummation of the Reorganization is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization."

    The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with a high level of current income and with capital appreciation.
Specifically:

    - The investment objective of the Acquired Fund is to provide investors with a high level of current income consistent with liquidity and the preservation of principal. In addition, the Acquired Fund will, when market conditions permit and consistent with the overall goal of preserving capital, seek capital appreciation.

    - The investment objective of the Acquiring Fund is to maximize total return (from current income and capital appreciation), while providing shareholders with a high level of current income consistent with prudent investment risk.

The investment policies of the Acquired Fund and the Acquiring Fund are similar but not identical. Specifically:

    - Under normal market conditions, the Acquired Fund invests at least 80% of its net assets in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government), cash, and receivables. In addition, the Acquired Fund may invest up to 20% of its net assets in certain types of debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities.

    - The Acquiring Fund invests in securities issued, guaranteed, insured, or collateralized by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government). Unlike the Acquired Fund, the Acquiring Fund is not permitted to invest any portion of its assets in debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities. At the present time, the Acquired Fund does not hold any assets which would not be permitted investments for the Acquiring Fund.

In addition, both Funds may engage in certain repurchase agreement, delayed delivery, securities lending, and other transactions and may, to the extent consistent with the investment policies described above, invest in certain types of mortgage-backed securities and collateralized mortgage obligations. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

    For   certain  comparative  information  concerning  the  respective  Funds'
portfolio compositions and overall durations, see "Summary -- Investment Objectives, Policies and Restrictions" herein.

    Fortis Advisers, Inc. ("Advisers") serves as the investment adviser, transfer agent and dividend agent to both the Acquired Fund and the Acquiring Fund.

    This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed Plan and Reorganization and about the Acquiring Fund and its affiliates that each Acquired Fund shareholder should know prior to voting on the proposed Plan and Reorganization.

                           INCORPORATION BY REFERENCE

    The documents listed in items 1, 2 and 4 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated December 27, 1995 relating to this Prospectus/ Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of each of the documents listed in items 3 through 7 below, is available upon request and without charge by writing to the Acquiring Fund at P.O. Box 64284, St. Paul, Minnesota 55164, or by calling (800) 800-2638, Ext. 3012 or 3014. The documents listed in items 2, 3, and 5 through 7 below are incorporated by reference into the Statement of Additional Information and will be provided with any copy of the Statement of Additional Information which is requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.

    1. The Prospectus dated December 1, 1995 of the Acquiring Fund is incorporated herein in its entirety by reference, and a copy thereof accompanies this Prospectus/Proxy Statement.

    2. The "Letter to Shareholders" set forth at pages 2-3 of the Acquiring Fund's Annual Report for the fiscal year ended July 31, 1995 is incorporated herein by reference, and a copy of such Annual Report accompanies this Prospectus/Proxy Statement. The entire Annual Report is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    3. The Statement of Additional Information dated December 1, 1995 of the Acquiring Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    4. The Prospectus dated March 1, 1995 of the Acquired Fund is incorporated herein in its entirety by reference.

    5. The Statement of Additional Information dated March 1, 1995 of the Acquired Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    6. The Annual Report of the Acquired Fund for the fiscal year ended October 31, 1994 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    7. The Semi-Annual Report of the Acquired Fund for the six months ended April 30, 1995 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
       SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES
            COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY  OF
                THIS  PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                    SUMMARY

    This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement and in the documents incorporated by reference herein, and by reference to the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A. Acquired Fund shareholders should review the accompanying documents carefully in connection with their review of this Prospectus/Proxy Statement.

PROPOSED REORGANIZATION

    The Plan provides for (i) the acquisition of substantially all of the assets and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders as of the effective time of the Reorganization (the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time, on March 1, 1996, or such later date as provided for in the Plan) (such time and date, the "Effective Time"). The value of the Acquired Fund assets and liabilities to be acquired by the Acquiring Fund, and the value of the Acquiring Fund shares to be exchanged therefor, will be computed as of the Effective Time. As a result of the Reorganization, each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal to the net asset value of the shareholder's Acquired Fund shares as of the Effective Time. See "Information About the Reorganization."

    For the reasons set forth below under "Information About the Reorganization -- Reasons for the Reorganization," the Board of Directors of the Acquired Fund, including all of the "non-interested" Directors, as that term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of Acquired Fund's existing shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. Therefore, the Board of Directors has approved the Reorganization and has submitted the Plan for approval by Acquired Fund shareholders.

    The Board of Directors of the Acquiring Fund has also concluded that the Reorganization would be in the best interests of the Acquiring Fund's existing shareholders and has therefore approved the Reorganization on behalf of the Acquiring Fund.

    Approval of the Plan and Reorganization will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes.

TAX CONSEQUENCES

    Prior to completion of the Reorganization, the Acquired Fund will have received from counsel an opinion that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of Acquiring Fund shares that are received by each Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the Acquired Fund shares previously held by such shareholders. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences."

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

    The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with a high level of current income and with capital appreciation.
Specifically:

    - The investment objective of the Acquired Fund is to provide investors with a high level of current income consistent with liquidity and the preservation of principal. In addition, the Acquired Fund will, when market conditions permit and consistent with the overall goal of preserving capital, seek capital appreciation.

    - The investment objective of the Acquiring Fund is to maximize total return (from current income and capital appreciation), while providing shareholders with a high level of current income consistent with prudent investment risk.

The investment policies of the Acquired Fund and the Acquiring Fund are similar but not identical. Specifically:

    - Under normal market conditions, the Acquired Fund invests at least 80% of its net assets in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government), cash, and receivables. In addition, the Acquired Fund may invest up to 20% of its net assets in certain types of debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities.

    - The Acquiring Fund invests in securities issued, guaranteed, insured, or collateralized by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government). Unlike the Acquired Fund, the Acquiring Fund is not permitted to invest any portion of its assets in debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities. At the date of this Prospectus/Proxy Statement, the Acquired Fund does not hold any assets which would not be permitted investments for the Acquiring Fund.

In addition, both Funds may engage in certain repurchase agreement, delayed delivery, securities lending, and other transactions and may, to the extent consistent with the investment policies described above, invest in certain types of mortgage-backed securities and collateralized mortgage obligations. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

    Based on the historical performance and current portfolio composition of the respective Funds, the Funds' investment adviser expects that the level of net investment income of the respective classes of Acquiring Fund shares issued in the Reorganization will be somewhat higher than the historical level of net investment income on the respective classes of Acquired Fund shares. As of July 31, 1995, the Acquired Fund held approximately 40.2% of its net assets in mortgage-backed securities and approximately 57.8% in treasury and agency bonds, while the Acquiring Fund held approximately 38.7% and 60.8%, respectively, of its net assets in these two types of securities. At September 30, 1995, the Acquired Fund's overall duration was approximately 4.4 years and the Acquiring Fund's was approximately 4.4 years.

    The Annual Report of the Acquiring Fund for the fiscal year ended July 31, 1995 and the Semi-Annual Report of the Acquired Fund for the six months ended April 30, 1995, referred to on the cover page hereof under "Incorporation by Reference," provide additional information concerning the composition of the respective Funds' assets at the applicable dates. As noted above, at the date of this Prospectus/Proxy Statement, the Acquired Fund does not hold any assets which would not be permitted investments for the Acquiring Fund.

FEES AND EXPENSES

    ADVISORY FEES. The Acquired Fund and the Acquiring Fund have separate agreements with Advisers pursuant to which they pay Advisers investment advisory and management fees for managing their respective investment portfolios. The investment advisory fees for the two Funds are calculated as a percentage of Fund net assets pursuant to the following schedules:

                  ACQUIRED FUND                                       ACQUIRING FUND
--------------------------------------------------   -------------------------------------------------
                                     ANNUAL                                              ANNUAL
                              INVESTMENT ADVISORY                                 INVESTMENT ADVISORY
     AVERAGE NET ASSETS        AND MANAGEMENT FEE        AVERAGE NET ASSETS        AND MANAGEMENT FEE
----------------------------  --------------------   ---------------------------  --------------------
For the first $50 million              .80%          For the first $50 million             .80%
For the next $450 million              .75%          For assets over $50 million           .70%
For assets over $500 million           .70%

At July 31, 1995, the Acquired Fund had net assets of approximately $64.5 million, while the Acquiring Fund had net assets of approximately $481.1 million. Thus, due to the additional "breakpoint" in the advisory fee schedule for the Acquired Fund and the greater size of the Acquiring Fund, it is anticipated that Acquired Fund shareholders will experience slightly lower advisory fees as a percentage of net assets as a result of the proposed Reorganization.

    SALES CHARGES AND RULE 12B-1 FEES. The Acquired Fund and the Acquiring Fund both offer Class A, Class B, Class C and Class H shares. With respect to both Funds, these classes are subject to the following charges (with differences in bold-face type):

    - Class A shares of both the Acquired Fund and the Acquiring Fund are subject to a front-end sales charge of 4.5% on purchases of less than $100,000, 3.5% on purchases of from $100,000 but less than $250,000, 2.5%
      on purchases of from $250,000 but less than $500,000, and 2.0% on purchases of from $500,000 but less than $1 million. The front-end sales charge on Class A shares of both Funds is waived in full on purchases of $1 million or more, but a 1% deferred sales charge is collected if shares subject to such a waiver are sold within 24 months after purchase. No Class A shares of either Fund are subject to any other contingent deferred sales charge or other sales charges or to any redemption fee. CLASS A SHARES OF THE ACQUIRED FUND ARE SUBJECT TO RULE 12B-1 FEES EQUALING 0.35% PER ANNUM OF AVERAGE DAILY NET ASSETS, WHILE CLASS A SHARES OF THE ACQUIRING FUND ARE SUBJECT TO RULE 12B-1 FEES EQUALING 0.25% OF AVERAGE DAILY NET ASSETS. THUS, IF THE PROPOSED REORGANIZATION IS COMPLETED, CLASS A SHAREHOLDERS OF THE ACQUIRED FUND WILL BECOME SUBJECT TO LOWER RULE 12B-1 FEES.

    - Class B and Class H shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end sales charge. Class B and Class H shares of both Funds are subject to a contingent deferred sales charge declining from 4% in the first two years following purchase to 0% after six years and to Rule 12b-1 fees of 1.00% per annum of average daily net assets. After eight years, Class B and Class H shares of both Funds automatically convert to Class A shares. Class B and Class H shares of the respective Funds differ only with respect to dealer concessions.

    - Class C shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end sales charge. Class C shares of both Funds are subject to a contingent deferred sales charge of 1% if shares are redeemed within one year after purchase and to Rule 12b-1 fees of 1.00% per annum of average daily net assets. Unlike Class B and Class H shares, Class C shares of the two Funds do not convert to Class A shares after any period of time.

As described below, in the Reorganization Class A shares of the Acquired Fund will be exchanged for Class A shares of the Acquiring Fund, Class B shares will be exchanged for Class B shares, Class C shares will be exchanged for Class C shares, and Class H shares will be exchanged for Class H shares. Therefore, sales charges and Rule 12b-1 fees will remain unchanged as a result of the Reorganization, except that Class A shareholders will become subject to lower Rule 12b-1 fees as described above.

    The Plan provides that former holders of Acquired Fund Class B and Class H shares who receive Acquiring Fund Class B or Class H shares in the Reorganization will receive credit for the period they held Acquired Fund Class B or Class H shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B and Class H shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares. It also provides that former holders of Acquired Fund Class C shares who receive Acquiring Fund Class C shares in the Reorganization will receive credit for the period they held Acquired Fund Class C shares in applying the one-year contingent deferred sales charge on Acquiring Fund Class C shares. Similarly, the Plan provides that in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares.

    Class A shares of the Acquiring Fund are subject to certain special purchase plans as described in the accompanying Acquiring Fund Prospectus under the caption "How to Buy Fund Shares -- Class A and Class E Shares-Initial Sales Charge Alternative -- Special Purchase Plans for Class A and E Shares." These include a right of accumulation in calculating sales charges and certain classes of persons and entities which are exempt from sales charges. Class A shares of the Acquired Fund are subject to substantially similar special purchase plans. In addition, all classes of shares of the Acquiring Fund are subject to certain other special purchase plans as described in the accompanying Acquiring Fund Prospectus under the caption "How to Buy Fund Shares -- Special Purchase Plans for all Classes." These include the availability of tax sheltered retirement plans, gifts or transfers to minor children, systematic investment plans, and exchange privileges with other funds managed by Advisers. All classes of shares of the Acquired Fund are subject to substantially similar special purchase plans.

    DEALER COMPENSATION. Dealer compensation arrangements are substantially similar for the respective classes of the two Funds, except that the lower Rule 12b-1 fees charged on Class A shares of the Acquiring Fund result in a lesser amount being available for dealer compensation with respect to such Fund than with respect to the Acquired Fund.

PRO FORMA FEES AND EXPENSES

    The following tables are intended to assist Acquired Fund shareholders of the respective classes in understanding the various costs and expenses (expressed as a percentage of average net assets) (i) that such shareholders currently bear as Acquired Fund shareholders (under the "Acquired Fund" column);
(ii) that shareholders of the Acquiring Fund currently bear (under the "Acquiring Fund" column); and (iii) that such shareholders can expect to bear as Acquiring Fund shareholders after the Reorganization is consummated (under the "Pro Forma" column). The examples set forth below should not be considered representations of past or future expenses or performance, and actual expenses may be greater or less than those shown. The following tables are as of July 31, 1995.

                        CLASS A SHARES FEES AND EXPENSES

                                                    ACQUIRED   ACQUIRING
                                                      FUND        FUND      PRO FORMA
                                                    --------   ----------   ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases (as a
 percentage of offering price)....................   4.50%*     4.50%*       4.50%*
Maximum Deferred Sales Charge.....................       **         **           **

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE
 NET ASSETS)
Management Fees...................................   0.79%      0.71%        0.71%
Rule 12b-1 Fees...................................   0.35%      0.25%        0.25%
Other Expenses....................................   0.21%      0.08%        0.07%
Total Fund Operating Expenses.....................   1.35%      1.04%        1.03%
                                                    --------   -----        ---------
Less Reimbursed Expenses..........................      0%     (0.02%)***       0%
                                                    --------   -----        ---------
Total Fund Operating Expenses.....................   1.35%      1.02%        1.03%

EXAMPLE
You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period:
1 year............................................   $ 58      $  55         $ 55
3 years...........................................   $ 86      $  77         $ 76
5 years...........................................   $116      $ 100         $ 99
10 years..........................................   $200      $ 166         $165

------------------------
* Since the Funds also pay an asset based sales charge, long-term shareholders may pay more than the economic equivalent of the maximum front end sales charge permitted by NASD rules.

** A contingent deferred sales charge of 1.00% is imposed on certain redemptions of Class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more. See "-- Sales Charges and Rule 12b-1 Fees" above.

*** The expense limit, which resulted in reimbursement to this class of the Acquiring Fund, expired June 1, 1995.

                  CLASS B AND CLASS H SHARES FEES AND EXPENSES

                                                    ACQUIRED   ACQUIRING
                                                      FUND        FUND      PRO FORMA
                                                    --------   ----------   ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases (as a
 percentage of offering price)....................   0.00%*     0.00%*       0.00%*
Maximum Deferred Sales Charge (as a percentage of
 original purchase price or redemption proceeds,
 as applicable)...................................   4.00%      4.00%        4.00%

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE
 NET ASSETS)
Management Fees...................................   0.79%      0.71%        0.71%
Rule 12b-1 Fees...................................   1.00%      1.00%        1.00%
Other Expenses....................................   0.21%      0.08%        0.07%
Total Fund Operating Expenses.....................   2.00%      1.79%        1.78%
                                                    --------   -----        ---------
Less Reimbursed Expenses..........................      0%     (0.02%)**        0%
                                                    --------   -----        ---------
Total Fund Operating Expenses.....................   2.00%      1.77%        1.78%

EXAMPLE
You would pay the following expenses on a $1,000 investment over various time periods assuming:  (1) 5% annual return; and (2) redemption  at the end of each time period.
 This example includes conversion  of Class B  and Class H shares  to Class A  shares after  eight years and  a waiver of  deferred sales charges  on Class B  and Class H shares of 10% of  the amount invested.  See "-- Sales Charges  and Rule 12b-1  Fees"
 above.
1 year............................................   $ 56      $  54         $ 54
3 years...........................................   $ 90      $  83         $ 83
5 years...........................................   $126      $ 115         $114
10 years..........................................   $216      $ 191         $190

Assuming no redemption, the expenses on the same investment would be as follows:
1 year............................................   $ 20      $  18         $ 18
3 years...........................................   $ 63      $  56         $ 56
5 years...........................................   $108      $  97         $ 96
10 years..........................................   $216      $ 191         $190

------------------------
* Class B and Class H shares are sold without a front end sales charge, but their contingent deferred sales charge and Rule 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charge.

** The expense limit, which resulted in reimbursement to these classes of the Acquiring Fund, expired June 1, 1995.

                        CLASS C SHARES FEES AND EXPENSES

                                                    ACQUIRED   ACQUIRING
                                                      FUND        FUND      PRO FORMA
                                                    --------   ----------   ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases (as a
 percentage of offering price)....................   0.00%*     0.00%*       0.00%*
Maximum Deferred Sales Charge (as a percentage of
 original purchase price or redemption proceeds,
 as applicable)...................................   1.00%      1.00%        1.00%

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE
 NET ASSETS)
Management Fees...................................   0.79%      0.71%        0.71%
Rule 12b-1 Fees...................................   1.00%      1.00%        1.00%
Other Expenses....................................   0.21%      0.08%        0.07%
Total Fund Operating Expenses.....................   2.00%      1.79%        1.78%
                                                    --------   -----        ---------
Less Reimbursed Expenses..........................      0%     (0.02%)**        0%
                                                    --------   -----        ---------
Total Fund Operating Expenses.....................   2.00%      1.77%        1.78%

EXAMPLE
You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period.
1 year............................................   $ 30      $  28         $ 28
3 years...........................................   $ 63      $  56         $ 56
5 years...........................................   $108      $  97         $ 96
10 years..........................................   $233      $ 211         $209

Assuming no redemption, the expenses on the same investment would be as follows:
1 year............................................   $ 20      $  18         $ 18
3 years...........................................   $ 63      $  56         $ 56
5 years...........................................   $108      $  97         $ 96
10 years..........................................   $233      $ 211         $209

------------------------
* Class C shares are sold without a front end sales charge, but their contingent deferred sales charge and Rule 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charge.

** The expense limit, which resulted in reimbursement to this class of the Acquiring Fund, expired June 1, 1995.

PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

    Class A, Class B, Class C and Class H shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to substantially the same purchase, exchange and redemption procedures that currently apply to Class A, Class B, Class C and Class H shares of the Acquired Fund. These procedures are discussed in the accompanying Acquiring Fund Prospectus under the captions "How to Buy Fund Shares" and "Redemption."

DIVIDENDS AND DISTRIBUTIONS

    Each of the Funds declares dividends from net investment income on each day the New York Stock Exchange is open (to shareholders of record as of 3:00 p.m., Central time, the preceding business day) and pays dividends monthly. Distributions of net realized capital gains are made by both Funds annually. Such dividends and capital gains distributions are made in the form of additional Fund shares of the same class (at net asset value) unless the shareholder sends the Fund a written request that either or both be sent to the shareholder or reinvested (at net asset value) in the same class of another Fortis fund.

CAPITAL STOCK; SHAREHOLDER VOTING RIGHTS

    Each class of shares of the respective Funds represents interests in the assets of the applicable Fund and has identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of each class are borne solely by such class and that each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 plan which pertain to that particular class and other matters for which separate class voting is appropriate under applicable law. In addition to the Class A, Class B, Class C and Class H shares of the Acquiring Fund described herein, the Acquiring Fund also offers Class E shares. Class E shares are subject to the same sales charges as Class A shares but are not subject to Rule 12b-1 fees, and they are only available to existing shareholders on November 13, 1994. The Acquiring Fund may offer additional series or classes of shares in the future.

                                  RISK FACTORS

    Because the investment objectives, policies and restrictions of the Acquired Fund and the Acquiring Fund are similar (see "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions" below), the risks associated with investing in both Funds are similar. Because both Funds invest in fixed-rate debt instruments, both are subject to "interest rate risk." Interest rate risk is the risk that the value of a fixed-rate debt security will decline due to changes in market interest rates. In general, when interest rates rise, the value of a fixed-rate debt security declines. Conversely, when interest rates decline, the value of a fixed-rate debt security generally increases. Thus, shareholders of both the Acquired Fund and the Acquiring Fund bear the risk that increases in market interest rates will cause the value of their Fund's portfolio investments to decline.

    In general, the value of fixed-rate debt securities with longer durations is more sensitive to changes in market interest rates than the value of such securities with shorter durations. Thus, the net asset value of a Fund which has an overall longer duration should be expected to have greater volatility in periods of changing market interest rates than that of a Fund which has a shorter overall duration. As noted above under "Summary -- Investment Objectives, Policies and Restrictions," at September 30, 1995, the overall duration of both the Acquired Fund and the Acquiring Fund was approximately 4.4 years.

    Both Funds are intended to have a low exposure to "credit risk," that is, the risk that the issuer of a debt security will fail to make payments on the security when due. As described elsewhere herein, both Funds invest primarily in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government). However, the Acquired Fund may invest up to 20% of its net assets in certain types of debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities, subject to the credit quality standards described below under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions." To the extent that the Acquired Fund can invest in such securities, it could have somewhat higher credit risk than the Acquiring Fund.

    Both Funds also can invest in certain types of mortgage-backed securities and use certain other investment techniques which entail investment risk. These types of mortgage-backed securities and investment techniques are described or referred to below under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions," and are similar with respect to both Funds.

                      INFORMATION ABOUT THE REORGANIZATION

REASONS FOR THE REORGANIZATION

    The Board of Directors of both the Acquired Fund and the Acquiring Fund, including all of the "non-interested" directors, has determined that it is advantageous to the respective Funds to combine the Acquired Fund with the Acquiring Fund. As discussed in detail below under "Information About the Acquired Fund and the Acquiring Fund," the Funds have similar investment objectives, policies and restrictions. The Funds also have the same investment adviser and the same underwriter and auditors. Norwest Bank Minnesota, N.A. acts as custodian for the Acquired Fund, while First Bank National Association acts as custodian for the Acquiring Fund.

    The Board of Directors of each Fund has determined that the Reorganization is expected to provide certain benefits to its Fund and is in the best interests of such Fund and its shareholders. The Board of Directors of each Fund has also determined that the interests of the existing shareholders of its Fund will not be diluted as a result of the Reorganization. The Boards considered, among other things, the following factors in making such determinations:

        (i) the advantages which may be realized by the Acquired Fund and the Acquiring Fund, consisting of a potentially reduced expense ratio, economies of scale resulting from fund growth, and facilitation of portfolio management. The Boards noted in this regard that the Acquiring Fund, with its much larger asset base and resulting economies of scale, has a significantly lower expense ratio than does the smaller Acquired Fund, and it is expected that holders of the Acquired Fund will benefit from this lower expense ratio;

        (ii) the tax-free nature of the proposed Reorganization;

       (iii) the terms and conditions of the Plan, including that (a) the exchange of Acquired Fund shares for Acquiring Fund shares will take place on a net asset value basis; and (b) no sales charge will be incurred by Acquired Fund shareholders in connection with their acquisition of Acquiring Fund shares in the Reorganization;

       (iv) the provision of the Plan that expenses of the Reorganization will be allocated between the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time;

        (v) the fact that advisory fees, Rule 12b-1 fees and sales charges would remain constant or, in some instances, be reduced for Acquired Fund shareholders; and

       (vi) the Acquiring Fund's agreements that (a) former holders of Acquired Fund Class B and Class H shares who receive Acquiring Fund Class B or Class H shares in the Reorganization will receive credit for the period they held Acquired Fund Class B or Class H shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B and Class H shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares; (b) former holders of Acquired Fund Class C shares who receive Acquiring Fund Class C shares in the Reorganization will receive credit for the period they held Acquired Fund Class C shares in applying the one-year contingent deferred sales charge on Acquiring Fund Class C shares; and (c) in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares.

The Boards also considered the potential benefits to Advisers which could result from the proposed Reorganization. The Boards recognized that if Advisers determines to waive advisory fees in the future, to the extent that the proposed Reorganization results in lower overall expense ratios before fee waivers, the combination of Funds would have the effect of decreasing the cost to Advisers of providing such waivers. The Boards also noted, however, that Advisers is not obligated to make any such waivers and that if such waivers are not made, former shareholders of the Acquired Fund and shareholders of the Acquiring Fund would benefit directly from any decreases in overall expense ratios and that, in any event, the proposed Reorganization is expected to provide other benefits to shareholders. The Board thus concluded that, despite these potential benefits to Advisers, the factors noted in (i) through (vi) above render the proposed Reorganization fair to and in the best interests of shareholders of the Acquired Fund and the Acquiring Fund.

PLAN OF REORGANIZATION

    The following summary of the proposed Plan and the Reorganization is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A. The Plan provides that, as of the Effective Time, the Acquiring Fund will acquire all or substantially all of the assets and assume all liabilities of the Acquired Fund in exchange for Acquiring Fund shares having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) from the Acquired Fund. Because the Acquired Fund is a separate series within Fortis Advantage, for corporate law purposes the transaction is structured as a sale of the assets and assumption of the liabilities allocated to the Acquired Fund in exchange for the issuance of Acquiring Fund shares to the Acquired Fund, followed immediately by the distribution of such Acquiring Fund shares to Acquired Fund shareholders and the cancellation and retirement of outstanding Acquired Fund shares. This distribution of Acquiring Fund shares and cancellation and retirement of outstanding Acquired Fund shares is to be accomplished under the Plan by amending the articles of incorporation of Fortis Advantage in the manner provided in the amendment set forth in Exhibit 1 to the Plan attached hereto as Exhibit A.

    Pursuant to the Plan, each holder of Class A, Class B, Class C or Class H shares of the Acquired Fund will receive, at the Effective Time, Class A, Class B, Class C or Class H shares of the Acquiring Fund, as applicable, with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholder immediately prior to the Effective Time. At the Effective Time, the Acquiring Fund will issue to the Acquired Fund, and the Acquired Fund will distribute to the Acquired Fund's shareholders of record, determined as of the Effective Time, the Acquiring Fund Shares issued in exchange for the Acquired Fund assets as described above. All outstanding shares of the Acquired Fund thereupon will be cancelled and retired and thereafter, no additional shares representing interests in the Acquired Fund will be issued, and the Acquired Fund will be deemed to be liquidated.

    Under the Plan, the net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A, Class B, Class C and Class H shares will be computed as of the Effective Time using the valuation procedures set forth in the respective Funds' articles of incorporation and bylaws and then-current Prospectuses and Statements of Additional Information and as may be required by the Investment Company Act. The distribution of Acquiring Fund shares to former Acquired Fund shareholders described above will be accomplished by the establishment of accounts on the share records of the Acquiring Fund in the names of Acquired Fund shareholders, each representing the respective classes and numbers of full and fractional Acquiring Fund shares due such shareholders.

    The Plan provides that no sales charges will be incurred by Acquired Fund shareholders in connection with the acquisition by them of Acquiring Fund shares pursuant thereto. The Plan also provides that former holders of Acquired Fund Class B and Class H shares who receive Acquiring Fund Class B or Class H shares in the Reorganization will receive credit for the period they held Acquired Fund Class B or Class H shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B and Class H shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares. In addition, the Plan provides that former holders of Acquired Fund Class C shares who receive Acquiring Fund Class C shares in the Reorganization will receive credit for the period they held Acquired Fund Class C shares in applying the one-year contingent deferred sales charge on Acquiring Fund Class C shares. Similarly, the Plan provides that in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares.

    The Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its current year net income and net realized capital gains, if any, not previously distributed. This distribution will be taxable to Acquired Fund shareholders subject to taxation.

    The consummation of the Reorganization is subject to the conditions set forth in the Plan, including, among others: (i) approval of the Plan, which includes the related amendment of Fortis Advantage's articles of incorporation attached to the Plan, by the shareholders of the Acquired Fund; (ii) the delivery of the opinion of counsel described below under "-- Federal Income Tax Consequences;" (iii) the accuracy as of the Effective Time of the representations and warranties made by the Acquired Fund and the Acquiring Fund in the Plan; and (iv) the delivery of customary closing certificates. See the Plan attached hereto as Exhibit A for a complete listing of the conditions to the consummation of the Reorganization. The Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by shareholders of the Acquired Fund, by resolution of the Board of Directors of either the Acquired Fund or the Acquiring Fund, if circumstances should develop that, in the opinion of such Board, make proceeding with the consummation of the Plan and Reorganization not in the best interests of such Fund's shareholders.

    The Plan provides that all expenses incurred in connection with the Reorganization shall be allocated between and borne by the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time and that such expenses, and the allocation thereof, shall be reflected in the calculations of net asset values of the respective Funds for purposes of determining the numbers of Acquiring Fund shares to be issued in the Reorganization. The Plan also provides that at or prior to the Effective Time, Advisers or an affiliate of Advisers shall reimburse the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable state-imposed expense limitations.

    Under the Plan, the Acquired Fund has agreed not to acquire any securities which are not permissible investments for the Acquiring Fund prior to the Effective Time, and it is a condition to closing that the Acquired Fund not hold any such securities immediately prior to the Effective Time. See "Summary -- Investment Objectives, Policies and Restrictions" and "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions." As previously noted, the Acquired Fund does not hold any such securities at the date of this Prospectus/Proxy Statement.

    Approval of the Plan will require the affirmative vote of a majority of the shares of each class of the Acquired Fund present at the Special Meeting, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the articles of incorporation of Fortis Advisers attached to the Plan. If the Plan is not approved, the Boards of Directors of the respective Funds will consider other possible courses of action. Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization. See "Voting Information -- No Dissenters' Rights of Appraisal" below.

DESCRIPTION OF ACQUIRING FUND SHARES

    For information concerning the shares of capital stock of the Acquiring Fund, including voting rights, see "Summary -- Capital Stock; Shareholder Voting Rights" above. All Acquiring Fund shares issued in the Reorganization will by fully paid and non-assessable and will not be entitled to pre-emptive or cumulative voting rights.

FEDERAL INCOME TAX CONSEQUENCES

    It is intended that the exchange of Acquiring Fund shares for the Acquired Fund's net assets and the distribution of such shares to the Acquired Fund's shareholders upon liquidation of the Acquired Fund will be treated as a tax-free reorganization under the Code and that, for federal income tax purposes, no income, gain or loss will be recognized by the Acquired Fund's shareholders (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its current year net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The Acquired Fund has not asked, nor does it plan to ask, the Internal Revenue Service to rule on the tax consequences of the Reorganization.

    As a condition to the closing of the Reorganization, the two Funds will receive an opinion from Dorsey & Whitney P.L.L.P., counsel to the Funds, based in part on certain representations to be furnished by each Fund, substantially to the effect that the federal income tax consequences of the Reorganization will be as follows:

        (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
    Section 368(b) of the Code;

        (ii) the Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

       (iii) the tax basis of the Acquiring Fund shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

       (iv) the holding period of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

        (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

      (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

       (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

    The foregoing advice is based in part upon certain representations furnished by the Acquired Fund and Advisers, of which two principal ones are: (a) that assets representing at least 90% of the fair market value of the Acquired Fund's net assets and at least 70% of the fair market value of the Acquired Fund's gross assets at the Effective Time are exchanged solely for Acquiring Fund shares with unrestricted voting rights, and (b) that there are no owners of the shares of the Acquired Fund who own 5% or more of the Acquired Fund's shares and, to the best knowledge of management of the Acquired Fund, there is no plan or intention on the part of the remaining Acquired Fund shareholders to sell, exchange or otherwise dispose of a number of Acquiring Fund shares to be received pursuant to the Reorganization that would reduce such shareholders' interest to a number of Acquiring Fund shares having, in the aggregate, a value as of the Effective Time of less than 50% of the total value of the Acquired Fund shares outstanding immediately prior to the consummation of the Reorganization.

    Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

RECOMMENDATION AND VOTE REQUIRED

    The Board of Directors of the Acquired Fund, including the "non-interested" directors, recommends that shareholders of the Acquired Fund approve the Plan. Approval of the Plan will require the affirmative vote of a majority of the shares of each class of the Acquired Fund present at the Special Meeting, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the articles of incorporation of Fortis Advantage attached to the Plan.

           INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND

    Information concerning the Acquiring Fund and the Acquired Fund is incorporated herein by reference from their current Prospectuses dated December 1, 1995 and March 1, 1995, respectively. The Prospectus of the Acquiring Fund accompanies this Prospectus/Proxy Statement and forms part of the Registration Statement of the Acquiring Fund on Form N-1A which has been filed with the Commission. The Prospectus of the Acquired Fund may be obtained in the manner described under "Incorporation by Reference" and forms part of the Registration Statement of the Acquired Fund on Form N-1A which has been filed with the Commission.

    The Acquiring Fund and the Acquired Fund are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information including proxy materials, reports and charter documents with the Commission. These proxy materials, reports and other information filed by the Acquiring Fund and the Acquired Fund can be inspected and copies obtained at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

    GENERAL. The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with a high level of current income and with capital appreciation. Specifically:

    - The investment objective of the Acquired Fund is to provide investors with a high level of current ncome consistent with liquidity and the preservation of principal. In addition, the Acquired Fund will, when market conditions permit and consistent with the overall goal of preserving capital, seek capital appreciation.

    - The investment objective of the Acquiring Fund is to maximize total return (from current income and capital appreciation), while providing shareholders with a high level of current income consistent with prudent investment risk.

The investment policies of the Acquired Fund and the Acquiring Fund are similar but not identical. Specifically:

    - Under normal market conditions, the Acquired Fund invests at least 80% of its net assets in obligations issued or guaranteed by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government), cash, and receivables. In addition, the Acquired Fund may invest up to 20% of its net assets in certain types of debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities. These types of debt securities are described below.

    The Acquiring Fund  invests in  securities issued,  guaranteed, insured,  or collateralized by the United States Government or its agencies or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government). Unlike the Acquired Fund, the Acquiring Fund is not permitted to invest any portion of its assets in debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities. At the date of this Prospectus/Proxy Statement, the Acquired Fund does not hold any assets which would not be permitted investments for the Acquiring Fund.

    The similarities and differences in the respective Funds' investment policies and restrictions with respect to particular types of instruments are discussed in further detail under the following captions. For certain comparative information concerning the respective Funds' portfolio compositions and overall durations, see "Summary -- Investment Objectives, Policies and Restrictions."

    DEBT SECURITIES WHICH ARE PERMISSIBLE INVESTMENTS FOR THE ACQUIRED FUND BUT NOT THE ACQUIRING FUND. As noted above, the Acquired Fund (but not the Acquiring Fund) may invest up to 20% of its net assets in certain types of debt securities which are not issued or guaranteed by the United States Government or its agencies or instrumentalities. These include (i) negotiable certificates of deposit, bankers acceptances and fixed time deposits of United States banks
(including foreign branches) and of foreign banks; (ii) commercial paper consisting of direct obligations of domestic and foreign issuers; and (iii) corporate debt securities (including variable amount master demand notes) and debt securities of foreign government issuers denominated and payable in United States dollars. The bank obligations and commercial paper in which the Acquired Fund may invest must be obligations which at the time of investment are rated in one of the two highest short-term rating categories by a nationally recognized rating agency, or are issued or guaranteed as to principal and interest by issuers having an existing long-term debt rating in one of the two highest rating categories by a nationally recognized rating agency, or which are of comparable investment quality in the opinion of Advisers. The corporate debt securities and debt securities of foreign government issuers in which the Acquired Fund may invest must be rated in one of the two highest short-term rating categories by a nationally recognized rating agency at the time of investment. In addition, the Acquired Fund may invest up to 20% of its total assets in municipal securities when such securities appear to offer more attractive returns than taxable securities.

    To the extent that the Acquired Fund can invest in the foregoing types of securities, it could have somewhat higher credit risk than the Acquiring Fund. However, such securities also have the potential to produce higher interest income. As previously noted, at the date of this Prospectus/Proxy Statement, the Acquired Fund does not hold any of these types of securities.

    MORTGAGE-BACKED SECURITIES. Both Funds may invest in mortgage-backed securities backed by the full faith and credit of the United States or by the credit of agencies or instrumentalities of the United States Government, such as GNMA certificates, FNMA certificates, and FHLMC certificates. These mortgage-backed securities may include collateralized mortgage obligations, or "CMOs," and multi-class pass-through securities. These types of securities are described in detail in the accompanying Prospectus of the Acquiring Fund under the caption "Investment Objectives and Policies -- CMOs and Multi-Class Pass-Through Securities." As described therein, these types of securities include interest-only securities ("IOs"), principal-only securities ("POs"), inverse floating rate securities ("inverse floaters"), and accrual bonds. As is also described therein, these types of securities are subject to potentially high price and yield volatility.

    The Acquired Fund and the Acquiring Fund are subject to slightly different restrictions on their investments in the latter four types of securities. The Acquired Fund cannot invest more than 7.5% of its net assets in any one of these types of securities at any one time or more than 15% of its net assets in all such obligations at any one time. By contrast, the Acquiring Fund cannot invest more than 5% of its net assets in any one of these types of securities at any one time or more than 10% of its net assets in all such obligations at any one time. Thus, the Acquiring Fund's permitted exposure to the risks associated with these types of securities is somewhat lower than the Acquired Fund's permitted exposure.

    REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements. The Acquired Fund is permitted to invest up to 15% of its net assets in repurchase agreements with a maturity of more than seven days, while the Acquiring Fund is permitted to invest only up to 10% of its net assets in such repurchase agreements. This policy is a "fundamental policy" as to the Acquiring Fund (requiring shareholder vote to change), but not as to the Acquired Fund.

    DELAYED DELIVERY TRANSACTIONS. Both Funds may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. These types of transactions, and the risks associated therewith, are described in the accompanying Prospectus of the Acquiring Fund under the caption "Investment Objectives and Policies -- Delayed Delivery Transactions." The Acquired Fund is permitted to invest up to 20% of its net assets in when-issued, delayed delivery or forward commitment transactions, no more than half of which (i.e., 10% of net assets) may be invested in such transactions without the intention of actually acquiring securities (i.e., dollar rolls). There is no limitation on the proportion of the Acquiring Fund's net assets which may be invested in when-issued, delayed delivery or forward commitment transactions, but no more than 20% of its net assets may be invested in such transactions without the intention of actually acquiring securities (i.e., dollar rolls).

    LENDING OF PORTFOLIO SECURITIES. Both Funds may engage in securities lending subject to applicable regulatory requirements. These types of transactions are described in the accompanying Prospectus of the Acquiring Fund under the caption "Investment Objectives and Policies -- Lending of Portfolio Securities." Each Fund limits such securities lending to not more than 33 1/3% of the value of its total assets, with "total assets" including the amount lent as well as the collateral securing such loans. The Acquiring Fund is subject to an additional limitation, not applicable to the Acquired Fund, which provides that cash collateral received in connection with these loans may be invested in short-term (one year or less) high-grade securities, but not in excess of 35% of the Acquiring Fund's total assets.

    TRANSACTIONS IN OPTIONS, FUTURES, AND FORWARD CONTRACTS. Subject to certain restrictions, the Acquired Fund is permitted to enter into options, futures, and forward contracts on a variety of investments and indexes, in order to protect against declines in the value of portfolio securities or increase in the cost of securities to be acquired and, in the case of options on securities or indexes of securities, to increase its gross income. The Acquiring Fund is not permitted to engage in such transactions.

    OTHER. Each Fund is permitted to invest up to 15% of its net assets in all forms of illiquid securities, as determined pursuant to applicable Commission regulations. The Acquired Fund may borrow from a bank for temporary purposes (i.e., to facilitate redemptions) in an amount that does not exceed 10% of its total assets, while the Acquiring Fund may borrow for such purposes in an amount not to exceed 5% of its total assets.

    The foregoing comparison does not purport to be a complete summary of the investment policies and restrictions of the Acquired Fund or the Acquiring Fund. For complete discussions of the investment policies and restrictions of the respective Funds, see the Acquiring Fund's Prospectus accompanying this Prospectus/Proxy Statement; the Acquired Fund's Prospectus referred to under "Incorporation by Reference;" and the Statements of Additional Information of the Acquired Fund and the Acquiring Fund, also referred to under such caption.

CAPITALIZATION

    The following table shows the capitalization of the Acquired Fund and of the Acquiring Fund as of July 31, 1995 and on a pro forma basis as of that date, giving effect to the proposed Reorganization:

                                               ACQUIRED   ACQUIRING
                                                 FUND       FUND      PRO FORMA
                                               --------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                           VALUES)
CLASS A SHARES
  Net assets.................................  $ 64,033   $   4,909   $  68,942
  Net asset value per share..................  $   8.03   $    9.02   $    9.02
  Shares outstanding.........................     7,979         544       7,643

CLASS B SHARES
  Net assets.................................  $     47   $     483   $     529
  Net asset value per share..................  $   8.00   $    9.02   $    9.02
  Shares outstanding.........................         6          54          59

CLASS C SHARES
  Net assets.................................  $     19   $     326   $     345
  Net asset value per share..................  $   8.01   $    9.01   $    9.01
  Shares outstanding.........................         2          36          38

CLASS H SHARES
  Net assets.................................  $    385   $   4,823   $   5,208
  Net asset value per share..................  $   7.99   $    9.02   $    9.02
  Shares outstanding.........................        48         535         577

CLASS E SHARES*
  Net assets.................................     --      $ 470,597   $ 470,597
  Net asset value per share..................     --      $    9.02   $    9.02
  Shares outstanding.........................     --         52,150      52,150

------------------------
* As described under "Summary -- Capital Stock; Shareholder Voting Rights," the Acquiring Fund, but not the Acquired Fund, offers Class E shares.

                               VOTING INFORMATION

GENERAL

    This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Acquired Fund to be used at the Special Meeting of Acquired Fund shareholders to be held at 10:00 a.m., Central time, on February 9, 1996, at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota and at any adjournments thereof. This Prospectus/ Proxy Statement, along with a Notice of Special Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about December 27, 1995. Only shareholders of record as of the close of business on December 15, 1995 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. If the enclosed form of proxy is properly executed and returned on time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted "for" the proposed Plan and Reorganization. A proxy may be revoked by giving written notice, in person or by mail, of revocation before the Meeting to the Acquired Fund at its principal executive offices, 500 Bielenberg Drive, Woodbury, Minnesota (mailing address: P.O. Box 64284, St. Paul, Minnesota 55164) or by properly executing and submitting a later-dated proxy, or by voting in person at the Meeting.

    If a shareholder executes and returns a proxy but abstains from voting, the shares held by such shareholder will be deemed present at the Meeting for purposes of determining a quorum and will be included in determining the total number of votes cast. If a proxy is received from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Acquired Fund shares (i.e., a broker "non-vote"), the shares represented by such proxy will not be considered present at the Meeting for purposes of determining a quorum and will not be included in determining the number of votes cast. Brokers and nominees will not have discretionary authority to vote shares for which instructions are not received from the beneficial owner.

    Approval of the Plan and Reorganization will require the affirmative vote described above under "Information About the Reorganization -- Recommendation and Vote Required."

    As of September 30, 1995 (i) the Acquired Fund had the following numbers of shares outstanding and entitled to vote at the Meeting: Class A, 7,764,928 shares; Class B, 7,815 shares; Class C, 3,797 shares; and Class H, 84,538 shares; (ii) the Acquiring Fund had the following numbers of shares outstanding:
Class A, 792,823 shares; Class B, 81,565 shares; Class C, 48,601 shares; and Class H, 675,211 shares; and (iii) the directors and officers of the respective Funds as a group owned less than one percent of the outstanding shares of either Fund or any class thereof. The following table sets forth information concerning those persons known by the respective Funds to own of record or beneficially more than 5% of the outstanding shares of any class of either Fund as of such date, including persons and entities who beneficially own more than 25% of any class. No person is known to the Acquired Fund or the Acquiring Fund to own 5% or more of the outstanding shares of either Fund as a whole. Unless otherwise indicated, the persons named below have both record and beneficial ownership:

                                                      CLASS OF    PERCENTAGE
                                                       SHARES     OWNERSHIP
            NAME AND ADDRESS OF HOLDER                 OWNED      OF CLASS
--------------------------------------------------    --------    ---------

ACQUIRED FUND:
  Paul E. and Bernice L. Linell ..................    Class B         5%
   4821 Grenwich Way N.
   Oakdale, MN 55128-2036

                                                      CLASS OF    PERCENTAGE
                                                       SHARES     OWNERSHIP
            NAME AND ADDRESS OF HOLDER                 OWNED      OF CLASS
--------------------------------------------------    --------    ---------

ACQUIRED FUND (CONTINUED):
  First Trust National Association C/F
     Louis H. Tomschin IRA .......................    Class B         6%
  RR 2, Box 173E
   Alden, MN 56009-9561
  Arnold M. and Linda J. Reig ....................    Class B         7%
   5355 SW 119th Ave.
   Cooper City, FL 33330-4262
  Colorado National Bank CUST IRA of
     Ray R. Gonzales .............................    Class B         8%
   8321 Sheridan Court
   Arvada, CO 80003-1441
  First Trust National Association C/F
     Robert Harbo IRA ............................    Class B        15%
   428 E. 11th
   Fairmont, MN 56031-3754
  First Trust National Association C/F
     Richard L. Overgaard IRA ....................    Class B        16%
   2017 Highland Ave.
   Albert Lea, MN 56007-2034
  Harry Buck, Jr .................................    Class B        31%
   P.O. Box 298
   Upper Marlboro, MD 20773-0298
  Harvey Lou Dillard, Trustee FBO Dillard
     Family Trust ................................    Class H         9%
   118 N. Main Street
   Cedar Hill, TX 75104-2003
  Harvey Lou Dillard .............................    Class H        12%
   118 N. Main Street
   Cedar Hill, TX 75104-2003
  Robert S. Kaper, Trustee FBO Kapers
     Building Materials, Inc. ....................    Class H        28%
   U.S. Route 231, P.O. Box 310
   Demotte, IN 46310
  Shirley K. Levitan .............................    Class H        34%
   218 Westmoreland Drive
   Wilmette, IL 60091-3060
  Bruce N. and Sherri L. Gorrell .................    Class C         6%
   11512 Woody Lane
   W. Burlington, IA 52655-8523
  Robert S. Roesler and Rachael J. Springola .....    Class C         6%
   W165N11478 Royal Court
   Germantown, WI 53011-3251
  Kim A. Luttenegger .............................    Class C        36%
   11656 Highway 99
   Burlington, IA 52601-8516

                                                      CLASS OF    PERCENTAGE
                                                       SHARES     OWNERSHIP
            NAME AND ADDRESS OF HOLDER                 OWNED      OF CLASS
--------------------------------------------------    --------    ---------

ACQUIRED FUND (CONTINUED):
  First Trust National Association C/F
     Kurt Becks IRA ..............................    Class C        39%
   9 Suncrest Drive
   Saint Peters, MO 63376-4432

ACQUIRING FUND:
  John H. Gaughn, Trustee FBO John Gaughn &
     Assoc. Inc. Pen PS Trust ....................    Class B         5%
   5223 W. San Fernando Road
   Los Angelas, CA 90039-1012
  Donna L. Iglehart ..............................    Class B         6%
   532 Beech Drive
   Lusby, MD 20657-3217
  Trujillo Steel Erectors PS Key Plan, Acct.
     of Anthony R. Solano ........................    Class B         6%
   1800 S. 120th Street
   Lafayette, CO 80026-9512
  Esther Sachs ...................................    Class B         7%
   P.O. Box 1489
   Aspen, CO 81612-1489
  Mark D. Kayne MD, FBO Mark D. Kayne
     Profit Sharing Plan .........................    Class B        12%
   23928 Lyons Ave., Ste. 110
   Newhall, CA 91321-2454
  Vivian C. Gilbertson ...........................    Class C         5%
   1717 S. Main Street
   Burlington, IA 52601-6126
  Alvina Den Ouden ...............................    Class C         5%
   1501 Leisure World
   Mesa, AZ 85206-2308
  Roma Rosetta Klover Ewing ......................    Class C         6%
   14982 County Ridge Drive
   Chesterfield, MO 63017-7601
  Joan A. Foreman ................................    Class C         6%
   625 Black Rood Road
   Hanover, PA 17331-8310
  First Trust National Association C/F
     Thomas H. Rykhus IRA ........................    Class C         6%
   423 N. Wheeler Ave.
   North Mankato, MN 56003-3737
  American Chemical Systems, Inc. ................    Class C         8%
   320 Burning Oaks Drive
   Irwin, PA 15652-5906

    Proxies are solicited by mail. Additional solicitations may be made by telephone or personal contact by officers or employees of Advisers and its affiliates without cost to the Funds. In addition, the services of a third-party proxy solicitation firm may be utilized, with such firm's fees and expenses allocated between and borne by the Acquired Fund and the Acquiring Fund as described under "Information About the Reorganization -- Plan of Reorganization" above.

    In the event that sufficient votes to approve the Plan and Reorganization are not received by the date set for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for up to 120 days to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

INTERESTS OF CERTAIN PERSONS

    The following persons affiliated with the Funds receive payments from the Acquired Fund and the Acquiring Fund for services rendered pursuant to contractual arrangements with the Funds: Fortis Advisers, Inc. as the investment adviser, transfer agent and dividend agent to each Fund, receives payments for its investment advisory and management services; and Fortis Investors, Inc., a subsidiary of Advisers, as the underwriter for each Fund, receives payments for providing distribution services.

NO DISSENTERS' RIGHTS OF APPRAISAL

    Under the Investment Company Act, Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization.

                        FINANCIAL STATEMENTS AND EXPERTS

    The audited statements of net assets of the Acquired Fund as of October 31, 1994, and of the Acquiring Fund as of July 31, 1995 and the related statements of operations for the years then ended, changes in net assets for each of the periods indicated therein and the financial highlights for the periods indicated therein, as included or incorporated by reference in the Statement of Additional Information of the Acquired Fund dated March 31, 1995 and the Statement of Additional Information of the Acquiring Fund dated December 1, 1995, respectively, have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the reports of KPMG Peat Marwick LLP, independent auditors for the Funds, given on the authority of such firm as experts in accounting and auditing. In addition, the unaudited financial statements for the Acquired Fund for the six-month period ended April 30, 1995, as included in the Semi-Annual Report of Fortis Advantage for the six-month period ended April 30, 1995, are incorporated herein by reference.

                                 LEGAL MATTERS

    Certain legal matters concerning the issuance of the shares of the Acquiring Fund to be issued in the Reorganization will be passed by Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PROSPECTUS/PROXY STATEMENT
                               DECEMBER 27, 1995

                       PROPOSED ACQUISITION OF ASSETS OF

                       GOVERNMENT TOTAL RETURN PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                       FORTIS ADVANTAGE PORTFOLIOS, INC.

                        BY AND IN EXCHANGE FOR SHARES OF
                     FORTIS U.S. GOVERNMENT SECURITIES FUND
                         A SEPARATELY MANAGED SERIES OF
                         FORTIS INCOME PORTFOLIOS, INC.

                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                    PAGE
                                                    -----
Incorporation by Reference.....................           3
Summary........................................           4
Risk Factors...................................          11
Information About the Reorganization...........          12
Information About the Acquired Fund and the
 Acquiring Fund................................          16
Voting Information.............................          20
Financial Statements and Experts...............          23
Legal Matters..................................          23
Exhibit A -- Agreement and Plan of
 Reorganization

                            ------------------------

The following documents accompany this Prospectus/Proxy Statement:

Prospectus dated December 1, 1995, of Fortis U.S. Government Securities Fund.

Annual Report of Fortis U.S. Government Securities Fund for the fiscal year ended July 31, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         EXHIBIT A TO PROSPECTUS/PROXY STATEMENT

                      AGREEMENT AND PLAN OF REORGANIZATION
  GOVERNMENT TOTAL RETURN PORTFOLIO AND FORTIS U.S. GOVERNMENT SECURITIES FUND

    THIS  AGREEMENT AND PLAN  OF REORGANIZATION (the "AGREEMENT")  is made as of
this   day of          , 1995, by and between Fortis Advantage Portfolios,  Inc.
("FORTIS ADVANTAGE"), a Minnesota corporation, on behalf of Government Total Return Portfolio (the "ACQUIRED FUND"), a series of Fortis Advantage, and Fortis Income Portfolios, Inc. ("FORTIS INCOME"), a Minnesota corporation, on behalf of Fortis U.S. Government Securities Fund (the "ACQUIRING FUND"), a series of Fortis Income. The shares of the Acquired Fund and the Acquiring Fund designated in the respective amended and restated articles of incorporation of Fortis Advantage and Fortis Income are referred to herein by the names set forth in the respective corporations' bylaws, as follows:

   DESIGNATION IN ARTICLES                   NAME ASSIGNED IN BYLAWS
------------------------------  --------------------------------------------------
Fortis Advantage:
  Series D, Class A...........  Government Total Return Portfolio, Class A
  Series D, Class B...........  Government Total Return Portfolio, Class B
  Series D, Class C...........  Government Total Return Portfolio, Class C
  Series D, Class H...........  Government Total Return Portfolio, Class H
Fortis Income:
  Series A, Class A...........  Fortis U.S. Government Securities Fund, Class A
  Series A, Class B...........  Fortis U.S. Government Securities Fund, Class B
  Series A, Class C...........  Fortis U.S. Government Securities Fund, Class C
  Series A, Class H...........  Fortis U.S. Government Securities Fund, Class H

    This Agreement is intended to be and is adopted as a plan of reorganization and liquidation pursuant to Sections 368(a)(1)(C) and 368(a)(2)(G) of the United States Internal Revenue Code of 1986, as amended (the "CODE"). The reorganization (the "REORGANIZATION") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund in exchange solely for full and fractional shares of common stock, par value $.01 per share, of the Acquiring Fund (the "ACQUIRING FUND SHARES"), having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth. The distribution of Acquiring Fund Shares to Acquired Fund shareholders and the retirement and cancellation of Acquired Fund Shares will be effected pursuant to an amendment to the articles of incorporation of Fortis Advantage in the form attached hereto as Exhibit 1 (the "AMENDMENT") to be adopted by Fortis Advantage in accordance with the Minnesota Business Corporation Act.

    WITNESSETH:

    WHEREAS, each of Fortis Advantage and Fortis Income is a registered, open-end management investment company, with Fortis Advantage offering its shares of common stock in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities) and Fortis Income offering its shares of common stock in a single series at the current time;

    WHEREAS, each of Fortis Advantage and Fortis Income offers Class A, Class B, Class C and Class H shares of each of its series;

    WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest; and

    WHEREAS, the Board of Directors of each of the Acquired Fund and the Acquiring Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for

Acquiring Fund Shares and the assumption of all of the liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the shareholders of the Acquired Fund and the Acquiring Fund, respectively.

    NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND SOLELY IN EXCHANGE FOR ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

    1.1 Subject to the requisite approval by Acquired Fund shareholders and to the other terms and conditions set forth herein and in the Amendment and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all or substantially all of the Acquired Fund's assets as set forth in Section 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor (a) to deliver to the Acquired Fund that number of full and fractional Acquiring Fund Shares determined in accordance with Article 2, and
(b)  to assume  all of  the liabilities of  the Acquired  Fund, as  set forth in
Section 1.3. Such transactions shall take place as of the effective time provided for in Section 3.1 (the "EFFECTIVE TIME").

    1.2(a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all of Acquired Fund's property, including, but not limited to, all cash, securities, commodities, futures, and interest and dividends receivable which are owned by the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "EFFECTIVE TIME STATEMENT"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied from the prior audited period.

      (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities and, subject to
Section 5.1, to acquire additional securities in the ordinary course of its business.

    1.3 The Acquiring Fund shall assume all of the liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares), including those reflected in the Effective Time Statement.

    1.4 Immediately after the transfer of assets provided for in Section 1.1 and the assumption of liabilities provided for in Section 1.3, and pursuant to the plan of reorganization adopted herein and the Amendment, the Acquired Fund will distribute pro rata (as provided in Article 2) to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "ACQUIRED FUND SHAREHOLDERS"), the Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1, and all other assets of the Acquired Fund, if any. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued. Such distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders representing the numbers and classes of Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent those numbers and classes of Acquiring Fund Shares after the Effective Time as determined in accordance with Article 2. Unless requested by Acquired Fund Shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares issued in connection with such exchange.

    1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's Prospectus and Statement of Additional Information as in effect as of the Effective Time, except that no front-end sales charges will be incurred by Acquired Fund Shareholders in connection with their acquisition of Acquiring Fund Shares pursuant to this Agreement.

    1.6 The Acquiring Fund agrees that in determining contingent deferred sales charges applicable to Class B, Class C and Class H shares distributed by it in the Reorganization and the date upon which Class B and Class H shares distributed by it in the Reorganization convert to Class A shares, it shall give credit for the period during which the holders thereof held the shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In the event that Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund agrees that in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund it shall give credit for the period during which the holder thereof held such Acquired Fund shares.

    1.7 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "COMMISSION"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.  VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

    2.1 The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A shares, Class B shares, Class C shares and Class H shares shall be computed as of the Effective Time using the valuation procedures set forth in their respective articles of incorporation and bylaws, their respective then-current Prospectuses and Statements of Additional Information, and as may be required by the Investment Company Act of 1940, as amended (the "1940 ACT").

    2.2(a) The total number of Class A Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

      (b) The total number of Class B Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class B shares shall be determined as of the Effective Time by multiplying the number of Class B Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class B shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class B shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

      (c) The total number of Class C Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class C shares shall be determined as of the Effective Time by multiplying the number of Class C Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class C shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class C shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

    (d) The total number of Class H Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class H shares shall be determined as of the Effective Time by multiplying the number of Class H Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class H shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class H shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

    2.3 Immediately after the Effective Time, the Acquired Fund shall distribute to the Acquired Fund Shareholders of the respective classes in liquidation of the Acquired Fund pro rata within classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund Shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of such classes immediately prior to the Effective Time) the full and fractional Acquiring Fund Shares of the respective classes received by the Acquired Fund pursuant to Section 2.2. Accordingly, each Class A Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; each Class B Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; each Class C Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; and each Class H Acquired Fund Shareholder shall receive, immediately after the Effective Time, Class H Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class H Acquired Fund shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time.

3.  EFFECTIVE TIME; CLOSING

    3.1 The closing of the transactions contemplated by this Agreement (the "CLOSING") shall occur as of the close of normal trading on the New York Stock Exchange (the "EXCHANGE") (currently, 4:00 p.m. Eastern time) on the first day upon which the conditions to closing shall have been satisfied (but not prior to March 1, 1996), or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "EFFECTIVE TIME"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

    3.2 The Acquired Fund shall deliver at the Closing its written instructions to the custodian for the Acquired Fund, acknowledged and agreed to in writing by such custodian, irrevocably instructing such custodian to transfer to the Acquiring Fund all of the Acquired Fund's portfolio securities, cash, and any other assets to be acquired by the Acquiring Fund pursuant to this Agreement.

    3.3 In the event that the Effective Time occurs on a day on which (a) the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

    3.4 The Acquired Fund shall deliver at the Closing its certificate stating that the records maintained by its transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund Shareholders and the number of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as required herein. At the Closing, each party shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATIONS, WARRANTIES AND COVENANTS

    4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

        (a) Fortis Advantage is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota;

        (b) Fortis Advantage is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by Fortis Advantage under the Securities Act of 1933, as amended (the "1933 ACT"), is in full force and effect;

        (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current; all fees required to be paid in connection with such registrations have been paid; and the Acquired Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

        (d) The Prospectus and Statement of Additional Information of the Acquired Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

        (e) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of Fortis Advantage's articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

        (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

        (g) The Statement of Assets and Liabilities of the Acquired Fund as of the end of its most recently concluded fiscal year has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as of such date, and there are no known material contingent liabilities of the Acquired Fund as of such date not disclosed therein;

        (h) Since the end of the Acquired Fund's most recently concluded fiscal year, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund Shareholders, shall not constitute such a material adverse change;

        (i) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

        (j) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

        (k) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in
    Section 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquired Fund shares, and there is not outstanding any security convertible into any Acquired Fund shares (other than Class B and Class H shares which automatically convert to Class A shares after a specified period);

        (l) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to Section 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery of and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

        (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Acquired Fund's Board of Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

        (n) The information to be furnished by and on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

        (o) All information pertaining to the Acquired Fund, its agents and affiliates and Fortis Advantage and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund or its agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

        (p) Since the end of the Acquired Fund's most recently concluded fiscal year, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

        (q) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time
    Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's articles of incorporation and bylaws, its then-current Prospectus and Statement of Additional Information, and as may be required by the 1940 Act. At the Effective Time, the Acquired Fund will have no liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, which are not reflected in the Effective Time Statement.

    4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

        (a) Fortis Income is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota;

        (b) Fortis Income is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by Fortis Income under the 1933 Act, is in full force and effect;

        (c) Shares of the Acquiring Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current; all fees required to be paid in connection with such registrations have been paid; and the Acquiring Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

        (d) The Prospectus and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

        (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of Fortis Income's articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

        (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

        (g) The Statement of Assets and Liabilities of the Acquiring Fund as of the end of its most recently concluded fiscal year has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as of such date, and there are no known material contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

        (h) Since the end of the Acquiring Fund's most recently concluded fiscal year, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders, shall not constitute such a material adverse change;

        (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

        (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

        (k) All issued and outstanding shares of the Acquiring Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund Shares to be issued and delivered to the Acquired Fund for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund shares, and there is not outstanding any security convertible into any Acquiring Fund shares (other than Class B and Class H shares which automatically convert to Class A shares after a specified period);

        (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Acquiring Fund's Board of Directors, and at the Effective Time this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

        (m) The information to be furnished by and on behalf of the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

        (n) Since the end of the Acquiring Fund's most recently concluded fiscal year, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund; and

        (o) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 ACT"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure); provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund, its agents and affiliates and Fortis Advisers (or supplied by the Acquired Fund, its agents or affiliates for inclusion in said Registration Statement).

5.  FURTHER COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

    5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed). The Acquired Fund agrees that through the Effective Time, it will not acquire any securities which are not permissible investments for the Acquiring Fund.

    5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and the Amendment and to take all other action necessary to obtain approval of the transactions contemplated herein.

    5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

    5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

    5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "REGISTRATION STATEMENT"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

    5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

    The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

    6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

    6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request; and

    6.3 The Acquiring Fund shall have delivered to the Acquired Fund the certificate as to the issuance of Acquiring Fund shares contemplated by the second sentence of Section 3.4.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

    The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions (any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

    7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

    7.2 The Acquiring Fund shall have received, and certified as to its receipt of, the Effective Time Statement;

    7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request;

    7.4 The Acquired Fund shall have delivered to the Acquiring Fund the written instructions to the custodian for the Acquired Fund contemplated by Section 3.2;

    7.5 The Acquired Fund shall have delivered to the Acquiring Fund the certificate as to its shareholder records contemplated by the first sentence of
Section 3.4;

    7.6 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have reimbursed the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable contractual or state-imposed expense limitations; and

    7.7 Immediately prior to the Effective Time, the Acquired Fund shall not hold any securities which are not permissible investments for the Acquiring Fund.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

    The  following  shall  constitute   further  conditions  precedent  to   the
consummation of the Reorganization:

    8.1 This Agreement, the Amendment and the transactions contemplated herein and therein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its articles of incorporation and bylaws and applicable law, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this
Section 8.1;

    8.2 As of the Effective Time, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

    8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

    8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

    8.5 The parties shall have received the opinion of Dorsey & Whitney P.L.L.P. addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their investment adviser and other service providers, substantially to the effect that:

        (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
    Section 368(b) of the Code;

        (ii) the Acquired Fund Shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

       (iii) the tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

       (iv) the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

        (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

      (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

       (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time; and

    8.6 The Amendment shall have been filed in accordance with the applicable provisions of Minnesota law.

9.  EXPENSES; INDEMNIFICATION

    9.1 All expenses incurred by the parties hereto in connection with the transactions contemplated hereby (including, without limitation, the fees and expenses associated with the preparation and filing of the Registration Statement referred to in Section 5.5 above and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the
Acquired Fund shareholders meeting required to approve the transactions contemplated hereby) shall be allocated between and borne by the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time. Such expenses, and the allocation thereof, shall be reflected in the calculations of net asset values pursuant to Section 2.1.

    9.2 The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund and each of the Acquired Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquired Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

    9.3 The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund and each of the Acquiring Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquiring Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10. ENTIRE AGREEMENT; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty, covenant or agreement not set forth herein and that this Agreement constitutes the entire agreement between the parties.

    10.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereby.

11. TERMINATION

    This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of the party's board of directors at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such board, make proceeding with this Agreement and such transactions not in the best interest of the applicable party's shareholders.

12. AMENDMENTS

    This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

13. NOTICES

    Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund or the Acquired Fund, 500 Bielenberg Drive, Woodbury, Minnesota 55125.

14. HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

    14.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

    14.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

    14.4 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President.

                                          FORTIS ADVANTAGE PORTFOLIOS, INC.
                                          on behalf of its
                                          GOVERNMENT TOTAL RETURN
                                          PORTFOLIO

                                          By ___________________________________

                                          Its __________________________________

                                          FORTIS INCOME PORTFOLIOS, INC.
                                          on behalf of its
                                          FORTIS U.S. GOVERNMENT
                                          SECURITIES FUND

                                          By ___________________________________

                                          Its __________________________________

               EXHIBIT 1 TO AGREEMENT AND PLAN OF REORGANIZATION
                             ARTICLES OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                       FORTIS ADVANTAGE PORTFOLIOS, INC.

    The undersigned officer of Fortis Advantage Portfolios, Inc. (the "Corporation"), a corporation subject to the provisions of Chapter 302A of the Minnesota Statutes, hereby certifies that the Corporation's Board of Directors
and shareholders, at meetings held              , 1995 and              ,  1996,
respectively, adopted the resolutions hereinafter set forth; and such officer further certifies that the amendments to the Corporation's Amended and Restated Articles of Incorporation set forth in such resolutions were adopted pursuant to said Chapter 302A.

    WHEREAS, the Corporation is registered as an open end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several series, each of which represents a separate and distinct portfolio of assets; and

    WHEREAS, it is desirable and in the best interests of the holders of the Series D shares of the Corporation (also known as the "Government Total Return Portfolio") that the assets belonging to such series be sold to Fortis U.S. Government Securities Fund, a series of Fortis Income Portfolios, Inc., a Minnesota corporation and an open end management investment company registered under the Investment Company Act of 1940, in exchange for shares of Fortis U.S. Government Securities Fund; and

    WHEREAS, the Corporation wishes to provide for the pro rata distribution of such shares of Fortis U.S. Government Securities Fund received by it to holders of shares of the Corporation's Government Total Return Portfolio and the simultaneous cancellation and retirement of the outstanding shares of the Corporation's Government Total Return Portfolio; and

    WHEREAS, the Corporation and Fortis Income Portfolios, Inc. have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

    WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of the Corporation's Government Total Return Portfolio to the foregoing transactions, and in particular to bind such holders to the cancellation and retirement of the outstanding shares of the Corporation's Government Total Return Portfolio, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

    NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article 5A immediately following Article 5 thereof:

        5A. (a) For purposes of this Article 5A, the following terms shall have the following meanings:

            "CORPORATION" means this corporation.

            "FORTIS INCOME" means Fortis Income Portfolios, Inc., a Minnesota corporation.

            "ACQUIRED FUND" means the Corporation's Government Total Return Portfolio, which is represented by the Corporation's Series D shares.

            "CLASS A ACQUIRED FUND SHARES" means the Corporation's Series D, Class A shares.

            "CLASS B ACQUIRED FUND SHARES" means the Corporation's Series D, Class B shares.

            "CLASS C ACQUIRED FUND SHARES" means the Corporation's Series D, Class C shares.

            "CLASS H ACQUIRED FUND SHARES" means the Corporation's Series D, Class H shares.

            "ACQUIRING FUND" means Fortis Income's U.S. Government Securities Fund, which is represented by Fortis Income's Series A shares.

            "CLASS A ACQUIRING FUND SHARES" means Fortis Income's Series A, Class A shares.

            "CLASS B ACQUIRING FUND SHARES" means Fortis Income's Series A, Class B shares.

            "CLASS C ACQUIRING FUND SHARES" means Fortis Income's Series A, Class C shares.

            "CLASS H ACQUIRING FUND SHARES" means Fortis Income's Series A, Class H shares.

            "EFFECTIVE TIME" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Minnesota Secretary of State.

        (b) At the Effective Time, the assets belonging to the Acquired Fund, the Special Liabilities associated with such assets, and the General Assets and General Liabilities allocated to the Acquired Fund, shall be sold to and assumed by the Acquiring Fund in return for Class A, Class B, Class C and Class H Acquiring Fund shares, all pursuant to the Agreement and Plan of Reorganization. For purposes of the foregoing, the terms "assets belonging to," "Special Liabilities," "General Assets" and "General Liabilities" have the meanings assigned to them in Article 7(b), (c) and (d) of the Corporation's Amended and Restated Articles of Incorporation.

        (c) The numbers of Class A, Class B, Class C and Class H Acquiring Fund shares to be received by the Acquired Fund and distributed by it to the respective Acquired Fund shareholders shall be determined as follows:

           (i) The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A shares, Class B shares, Class C shares and Class H shares shall be computed as of the Effective Time using the valuation procedures set forth in their respective articles of incorporation and bylaws, their respective then-current Prospectuses and Statements of Additional Information, and as may be required by the Investment Company Act of 1940, as amended (the "1940 ACT").

           (ii) The total number of Class A Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

          (iii) The total number of Class B Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class B shares shall be determined as of the Effective Time by multiplying the number of Class B Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class B shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class B shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

          (iv) The total number of Class C Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class C shares shall be determined as of the Effective Time by multiplying the number of Class C Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class C shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class C shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

           (v) The total number of Class H Acquiring Fund shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund which are allocable to the Acquired Fund's Class H shares shall be determined as of the Effective Time by multiplying the number of Class H Acquired Fund shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class H shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class H shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

          (vi) Immediately after the Effective Time, the Acquired Fund shall distribute to the Acquired Fund shareholders of the respective classes in liquidation of the Acquired Fund pro rata within classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of such classes immediately prior to the Effective
       Time) the full and fractional Acquiring Fund shares of the respective classes received by the Acquired Fund pursuant to (ii) through (v) above. Accordingly, each Class A Acquired Fund shareholder shall receive, immediately after the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; each Class B Acquired Fund shareholder shall receive, immediately after the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; each Class C Acquired Fund shareholder shall receive, immediately after the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; and each Class H Acquired Fund shareholder shall receive, immediately after the Effective Time, Class H Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class H Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

        (d) The distribution of Acquiring Fund shares to Acquired Fund shareholders provided for in paragraph (c) above shall be accomplished by the issuance of such Acquiring Fund shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding shares of the Acquired Fund shall simultaneously be cancelled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund shares shall represent the numbers and classes of Acquiring Fund shares determined in accordance with the foregoing provisions.

        (e) From and after the Effective Time, the Acquired Fund shares cancelled and retired pursuant to paragraph (d) above shall have the status of authorized and unissued Series D shares of the Corporation, without designation as to class.

    IN  WITNESS WHEREOF, the undersigned officer of the Corporation has executed
these Articles of Amendment behalf of the Corporation on            , 1996.

                                          FORTIS ADVANTAGE PORTFOLIOS, INC

                                          By ___________________________________

                                          Its __________________________________

FORTIS
U.S. GOVERNMENT
SECURITIES
FUND

(An income fund
investing in
U.S. Government securities)


PROSPECTUS DATED
December 1, 1995



MAILING ADDRESS:           STREET ADDRESS:            TELEPHONE: (612) 738-4000
P.O. BOX 64284             500 BIELENBERG DRIVE       TOLL FREE
ST. PAUL                   WOODBURY                   1-(800) 800-2638
MINNESOTA 55164            MINNESOTA 55125            (X 3012)

Fortis U.S. Government Securities Fund (the "Fund") is a portfolio of Fortis Income Portfolios, Inc. ("Fortis Income"). The Fund's shares are of five classes (A, B, H, C, and E), each with different sales arrangements and expenses. This Prospectus concisely sets forth the information a prospective investor should know about the Fund before investing. Investors should retain this Prospectus for future reference. The Fund has filed a Statement of Additional Information (also dated December 1, 1995) with the Securities and Exchange Commission. The Statement of Additional Information is available free of charge from Fortis Investors, Inc. ("Investors") at the above mailing address of the Fund, and is incorporated by reference into this Prospectus in accordance with the Commission's rules. SHARES IN THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK; ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; AND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS


                                                                           PAGE
Class Shares............................................................     2
Summary of Fund Expenses................................................     3
Financial Highlights....................................................     4
Organization and Classification.........................................     5
Investment Objectives and Policies......................................     5
    - Short-Term Trading................................................     7
Management..............................................................     7
    - Board of Directors................................................     7
    - The Investment Adviser/Transfer Agent/Dividend Agent..............     7
    - The Underwriter and Distribution Expenses.........................     8
    - Fund Expenses.....................................................     8
    - Brokerage Allocation..............................................     8
Valuation of Securities.................................................     8
Capital Stock...........................................................     9
Dividends and Capital Gains Distributions...............................     9
Taxation................................................................     9
How To Buy Fund Shares..................................................     9
    - General Purchase Information......................................     9
    - Alternative Purchase Arrangements.................................    10
    - Class A and E Shares--Initial Sales Charge Alternative............    10
    - Class B and H Shares--Contingent Deferred Sales Charge
       Alternatives.....................................................    12
    - Class C Shares--Level Sales Charge Alternative....................    12
    - Special Purchase Plans for all Classes............................    13
Redemption..............................................................    13
    - Contingent Deferred Sales Charge..................................    14
Shareholder Inquiries...................................................    15
Systematic Investment Plan Authorization Agreement......................    16


No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Fund or Investors. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.
    [LOGO]

CLASS SHARES

The Fund offers investors the choice of five classes of shares with different sales charges and expenses. These alternatives permit choosing the most beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances.

CLASS A AND E SHARES. Generally, an investor who purchases Class A and E shares pays a sales charge at the time of purchase. As a result, Class A and E shares are not subject to any charges when they are redeemed (except for sales at net asset value in excess of $1 million which may be subject to a contingent deferred sales charge). The initial sales charge may be reduced or waived for certain purchases. Class A shares are also subject to an annual Rule 12b-1 fee of .25% of average daily net assets attributable to Class A shares. This fee is lower than the other classes having Rule 12b-1 fees (all but Class E) and therefore Class A shares have lower expenses and pay higher dividends. See "How to Buy Fund Shares--Class A Shares." Class E shares are not subject to a Rule 12b-1 fee and therefore have the lowest expenses and pay the highest dividends, but are only available to existing shareholders on November 13, 1994.

CLASS B AND H SHARES. The only difference between Class B and H shares is the percentage of dealer concession paid to dealers. This difference does not in any way affect the charges on an investor's shares. Class B and H shares both are sold without an initial sales charge, but are subject to a contingent deferred sales charge of 4% if redeemed within two years of purchase, with declining charges for redemptions thereafter up to six years after purchase. Class B and H shares are also subject to a higher annual Rule 12b-1 fee than Class A shares--1.00% of the Fund's average daily net assets attributable to Class B or H shares, as applicable. However, after eight years, Class B and H shares automatically will be converted to Class A shares at no charge to the investor, resulting in a lower Rule 12b-1 fee thereafter. Class B and H shares provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A and E shares due to the higher Rule 12b-1 fee and any other class specific expenses. See "How to Buy Fund Shares--Class B and H Shares."


CLASS C SHARES. As with Class B and H shares, Class C shares: 1) are sold without an initial sales charge, but are subject to a contingent deferred sales charge; 2) are subject to the higher annual Rule 12b-1 fee of 1.00% of the Fund's average daily net assets attributable to Class C shares; and 3) provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A and E shares due to the higher Rule 12b-1 fee and any other class specific expenses. While Class C shares, unlike Classes B and H, do not convert to Class A shares, they are subject to a lower contingent deferred sales charge (1%) than Class B or H shares and do not have to be held for as long a time (one year) to avoid paying the contingent deferred sales charge. See "How to Buy Fund Shares--Class C Shares."


IN  SELECTING A PURCHASE  ALTERNATIVE, YOU SHOULD  CONSIDER, AMONG OTHER THINGS,
(1) the length of time you expect to hold your investment, (2) the amount of any applicable sales charge (whether imposed at the time of purchase or redemption) and Rule 12b-1 fees, as noted above, (3) whether you qualify for any reduction or waiver of any applicable sales charge--if you are exempt from the sales charge, you must invest in Class A shares, (4) the various exchange privileges among the different classes of shares and (5) the fact that Class B and H shares automatically convert to Class A shares at varying periods of time after purchase.

SUMMARY OF FUND EXPENSES

SHAREHOLDER TRANSACTION EXPENSES

                                                                     CLASS A     CLASS B AND H     CLASS C       CLASS E
                                                                     SHARES         SHARES         SHARES         SHARES
                                                                  -------------  -------------  -------------  ------------
Maximum Sales Charge Imposed on Purchases (as a percentage of
 offering price)................................................       4.50%*          0.00%**        0.00%**        4.50%
Maximum Deferred Sales Charge (as a percentage of original
 purchase price or redemption proceeds, as applicable)..........           ***         4.00%          1.00%              ***

------------------------------
  *Since the Fund also pays an asset based sales charge, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by NASD rules.
 **Class B, H and C shares are sold without a front end sales charge, but their contingent deferred sales charge and Rule 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charges.
***A contingent deferred sales charge of 1.00% is imposed on certain redemptions of Class A and E shares that were purchased without an initial sales charge as part of an investment of $1 million or more. See "How to Buy Fund Shares--Class A and E Shares."

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)


                                                                                                        CLASS B
                                                                                              CLASS A    AND H    CLASS C   CLASS E
                                                                                              SHARES    SHARES    SHARES    SHARES
                                                                                              -------   -------   -------   -------
Management Fees.............................................................................    .71%      .71%      .71%      .71%
12b-1 fees..................................................................................    .25%     1.00%     1.00%       --%
Other Expenses..............................................................................    .08%      .08%      .08%      .08%
                                                                                              -------   -------   -------   -------
    TOTAL FUND OPERATING EXPENSES*..........................................................   1.04%     1.79%     1.79%      .79%

------------------------
*Total Fund Operating Expenses does not reflect the expense reimbursement of .02% (which expired June 1, 1995) for the fiscal year ended June 30, 1995.



The purpose of these tables is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear, whether directly or indirectly. For a more complete description of the various costs and expenses, see "Management" and "How to Buy Fund Shares."


EXAMPLE

You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period. This example includes conversion of Class B and H shares to Class A shares after eight years and a waiver of deferred sales charges on Class B and H shares of 10% of the amount invested. See "Contingent Deferred Sales Charge--Class B, H, and C Shares."


                                                                                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                                              ------   -------   -------   --------
Class A Shares..............................................................................   $55       $77      $100       $166
Class B and H Shares........................................................................   $54       $83      $115       $191
Class C Shares..............................................................................   $28       $56      $ 97       $211
Class E Shares..............................................................................   $53       $69      $ 87       $138


Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:


                                                                                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                                              ------   -------   -------   --------
Class B and H Shares........................................................................   $18       $56      $ 97       $191
Class C Shares..............................................................................   $18       $56      $ 97       $211


The above example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------


FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)



The information below has been derived from audited financial statements and should be read in conjunction with the financial statements of the Fund and independent auditors' report of KPMG Peat Marwick LLP found in its 1995 Annual Report to Shareholders.


-----------------------------------------------------------------------------------------------------
                                           CLASS E SHARES
                                                      SEVEN-MONTH
                                            YEAR        PERIOD
                                            ENDED        ENDED           YEAR ENDED DECEMBER 31,
                                          JULY 31,     JULY 31,
                                            1995        1994***       1993        1992        1991
-----------------------------------------------------------------------------------------------------
Net asset value, beginning of period....  $   9.03     $   9.87     $   9.86    $  10.16    $   9.76
-----------------------------------------------------------------------------------------------------
Operations:
  Investment income--net................       .67          .42          .75         .84         .88
  Net realized and unrealized gains
   (losses) on investments..............      (.01)        (.84)         .05        (.30)        .41
-----------------------------------------------------------------------------------------------------
Total from operations...................       .66         (.42)         .80         .54        1.29
-----------------------------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net...........      (.67)        (.42)        (.75)       (.84)       (.89)
  From realized gains...................        --           --         (.04)         --          --
-----------------------------------------------------------------------------------------------------
Total distributions to shareholders.....      (.67)        (.42)        (.79)       (.84)       (.89)
-----------------------------------------------------------------------------------------------------
Net asset value, end of period..........  $   9.02     $   9.03     $   9.87    $   9.86    $  10.16
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Total Return*...........................      7.71%       (4.29%)       8.31%       5.60%      13.90%
Net assets end of period (000s
 omitted)...............................  $470,597     $555,275     $641,977    $587,996    $452,222
Ratio of expenses to average daily net
 assets.................................       .77%         .77%**       .76%        .72%        .72%
Ratio of net investment income to
 average daily net assets...............      7.51%        7.72%**      7.43%       8.48%       8.88%
Portfolio turnover rate.................        76%          85%         157%        128%         95%
-----------------------------------------------------------------------------------------------------

----------------------------------------

                                                          YEAR ENDED DECEMBER 31,
                                            1990        1989        1988        1987        1986
----------------------------------------
Net asset value, beginning of period....  $   9.72    $   9.51    $   9.72    $  10.36    $ 10.16
----------------------------------------
Operations:
  Investment income--net................       .89         .92         .92         .89        .91
  Net realized and unrealized gains
   (losses) on investments..............       .06         .21        (.23)       (.54)       .29
----------------------------------------
Total from operations...................       .95        1.13         .69         .35       1.20
----------------------------------------
Distributions to shareholders:
  From investment income--net...........      (.91)       (.92)       (.90)       (.92)     (1.00)
  From realized gains...................        --          --       --           (.07)     --
----------------------------------------
Total distributions to shareholders.....      (.91)       (.92)       (.90)       (.99)     (1.00)
----------------------------------------
Net asset value, end of period..........  $   9.76    $   9.72    $   9.51    $   9.72    $ 10.36
----------------------------------------
----------------------------------------
Total Return*...........................     10.43%      12.48%       7.33%       3.69%     12.36%
Net assets end of period (000s
 omitted)...............................  $208,054    $121,271    $108,370    $106,259    $86,678
Ratio of expenses to average daily net
 assets.................................       .81%        .83%        .87%        .90%      1.00%
Ratio of net investment income to
 average daily net assets...............      9.37%       9.55%       9.39%       8.99%      8.70%
Portfolio turnover rate.................       118%        118%        109%        178%       147%
----------------------------------------



---------------------------------------------------------------------------------------------------------
                                                          EIGHT AND ONE-HALF MONTH PERIOD FROM INCEPTION
                                                                                OF
                                                          CLASS (NOVEMBER 14, 1994) THROUGH JULY 31, 1995
                                                           CLASS A      CLASS B      CLASS H     CLASS C
                                                           SHARES       SHARES       SHARES       SHARES
---------------------------------------------------------------------------------------------------------
Net asset value, beginning of period...................   $   8.63     $   8.63     $   8.63     $  8.63
---------------------------------------------------------------------------------------------------------
Operations:
  Investment income--net...............................        .46          .41          .41         .41
  Net realized and unrealized gains (losses)
   on investments......................................        .39          .39          .39         .38
---------------------------------------------------------------------------------------------------------
Total from operations..................................        .85          .80          .80         .79
---------------------------------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net..........................       (.46)        (.41)        (.41)       (.41)
  From realized gains..................................         --           --           --          --
---------------------------------------------------------------------------------------------------------
Total distributions to shareholders....................       (.46)        (.41)        (.41)       (.41)
---------------------------------------------------------------------------------------------------------
Net asset value, end of period.........................   $   9.02     $   9.02     $   9.02     $  9.01
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Total Return*..........................................      10.07%        9.47%        9.47%       9.35%
Net assets end of period (000s omitted)................   $  4,909     $    483     $  4,823     $   326
Ratio of expenses to average daily net assets..........       1.02%**      1.77%**      1.77%**     1.77%**
Ratio of net investment income to average daily net
 assets................................................       7.01%**      6.24%**      6.24%**     6.24%**
Portfolio turnover rate................................         76%+         76%+         76%+        76%+
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------


  * These  are  the   Fund's  total  returns   during  the  periods,   including
    reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 ** Annualized.
*** Effective July 31, 1994, the Fund changed its fiscal accounting and tax year-end to July 31 (previously December 31).

  + For the year ended July 31, 1995. Portfolio turnover is computed at the Fund level.

The Fund may advertise its "cumulative total return," "average annual total return," "systematic investment plan cumulative total return," and "systematic investment plan average annual total return." The Fund may advertise its "yield." When the Fund advertises its yield, it will also advertise its "average annual total return" for the most recent one, five, and ten year periods, along with other performance data. Performance figures are calculated separately for each class of shares, and figures for each class will be presented. The Fund may advertise its relative performance as compiled by outside organizations such as Lipper Analytical or Wiesenberger, or refer to publications which have mentioned the Fund, Advisers, or their personnel, and also may advertise other performance items as set forth in the Statement of Additional Information. The performance discussion required by the Securities and Exchange Commission is found in the Fund's Annual Report to Shareholders and will be made available without charge upon request.

ORGANIZATION AND CLASSIFICATION

The Fund is the only established series of Fortis Income. Fortis Income was incorporated under Minnesota law in 1972, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an "open-end diversified management investment company".

INVESTMENT OBJECTIVES AND POLICIES


The investment objective of the Fund is to maximize total return (from current income and capital appreciation), while providing shareholders with a high level of current income consistent with prudent investment risk. The Fund's investment objective and, except as otherwise noted, its investment policies, could be changed without shareholder approval. While no such change is contemplated, such a change could, of course, result in the Fund's objectives differing from those deemed appropriate by an investor at the time of his or her investment.


In pursuing its objective, the Fund's assets will be invested in securities issued, guaranteed, insured, or collateralized by the United States Government, its agencies, or instrumentalities (whether or not backed by the "full faith and credit" pledge of the United States Government), in repurchase agreements pertaining to such securities, and, with respect to no more than 5% of its assets, in other investment companies which invest in such securities.

Securities issued or guaranteed as to principal and interest by the United States Government include a variety of securities, which differ in their interest rates, maturities, and dates of issuance. In addition to Treasury obligations, the Fund may invest in the following such securities: (1) obligations of United States government agencies and instrumentalities which are secured by the full faith and credit of the United States Treasury, such as Government National Mortgage Association pass-through certificates; (2) obligations which are secured by the right of the issuer to borrow from the Treasury, such as securities issued by the Federal Financing Bank or the United States Postal Service; (3) obligations which are supported by the credit of the government agency or instrumentality itself, such as securities of the Federal Home Loan Bank or the Federal National Mortgage Association; and (4) collateralized mortgage obligations ("CMOs") and multi-class pass-through securities. The Fund will invest in such securities which are not backed by the full faith and credit of the United States Treasury only when the credit risk with respect to the instrumentality or agency issuing such securities does not make the securities, in the judgment of the Fund's investment adviser, unsuitable investments for the Fund.

The Fund may invest up to 10% of its total assets (at the time of investment) in repurchase agreements maturing in more than seven days. This policy may not be changed without shareholder approval.

Market prices of the securities in which the Fund invests will fluctuate and will tend to vary inversely with changes in prevailing interest rates. If interest rates increase from the time a security is purchased, such security, if sold, might be sold at a price less than its purchase cost. Conversely, if interest rates decline from the time a security is purchased, such security, if sold, might be sold at a price greater than its purchase cost.


CMOS AND MULTI-CLASS PASS-THROUGH SECURITIES. CMOs are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other mortgage-backed securities. Multi-class pass-through securities are interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. Multi-class pass-through securities, CMOs, and classes thereof (including those discussed below) are examples of the types of financial instruments commonly referred to as "derivatives".


In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMOs, often referred to as a "tranche," is issued at a specified coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. Interest is paid or accrues on all classes of a CMO on a monthly, quarterly or semi-annual basis. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. In a common structure, payments of principal, including any principal prepayments, on the underlying mortgages are applied according to scheduled cash flow priorities to classes of the series of a CMO.

There are many classes of CMOs. There are IOs, which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the interest in an underlying pool of mortgage loans or mortgage-backed securities), ("Mortgage Assets"). There are also "POs", which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the principal of the underlying pool of Mortgage Assets. In addition, there are "inverse floaters", which have a coupon rate that moves in the reverse direction to an applicable index, and accrual (or "Z") bonds, which are described below.

As to IOs, POs, inverse floaters, and accrual bonds, not more than 5% of the Fund's net assets will be invested in any one of these items at any one time, and no more than 10% of the net assets of the Fund will be invested in all such obligations at any one time.

Inverse floating CMOs are typically more volatile than fixed or adjustable rate tranches of CMOs. Investments in inverse floating CMOs would be purchased by the Fund to attempt to protect against a reduction in the income earned on the Fund investments due to a decline in interest rates. The Fund would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates since the coupon rate thereon will decrease as interest rates increase, and, like other mortgage-backed securities, the value will decrease as interest rates increase.

The cash flows and yields on IO and PO classes are extremely sensitive to the rate of principal payments (including prepayments) on the related underlying pool of mortgage loans or mortgage-backed securities ("Mortgage Assets"). For example, a rapid or slow rate of principal payments may have a material adverse effect on the yield to maturity of IOs or POs, respectively. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, the holder of an IO may incur substantial losses, even if the IO class is rated AAA. Conversely, if the underlying Mortgage Assets experience slower than anticipated prepayments of principal, the yield and market value for the holder of a PO will be affected more severely than would be the case with a traditional Mortgage-Backed Security.

However, if interest rates were expected to rise, the value of an IO might increase and may partially offset other bond value declines, and if rates were expected to fall, the inclusion of POs could balance lower reinvestment rates.

An accrual or "Z" bond holder is not entitled to receive cash payments until one or more other classes of the CMO have been paid in full from payments on the mortgage loans underlying the CMO. During the period in which cash payments are not being made on the Z tranche, interest accrues on the Z tranche at a stated rate, and this accrued interest is added to the amount of principal which is due to the holder of the Z tranche. After the other classes have been paid in full, cash payments are made on the Z tranche until its principal (including previously accrued interest which was added to principal, as described above) and accrued interest at the stated rate have been paid in full. Generally, the date upon which cash payments begin to be made on a Z tranche depends on the rate at which the mortgage loans underlying the CMO are prepaid, with a faster prepayment rate resulting in an earlier commencement of cash payments on the Z tranche. Like a zero coupon bond, during its accrual period the Z tranche of a CMO has the advantage of eliminating the risk of reinvesting interest payments at lower rates during a period of declining market interest rates. At the same time, however, and also like a zero coupon bond, the market value of a Z tranche can be expected to fluctuate more widely with changes in market interest rates than would the market value of a tranche which pays interest currently. Changes in market interest rates also can be expected to influence prepayment rates on the mortgage loans underlying the CMO of which a Z tranche is a part. As noted above, such changes in prepayment rates will affect the date at which cash payments begin to be made on a Z tranche, and therefore also will influence its market value.

DELAYED DELIVERY TRANSACTIONS. The Fund may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. (The settlement date for transactions made on a when-issued or delayed delivery basis will be within 120 days of the trade date.) At the time the Fund enters into a transaction on a when-issued or forward commitment basis, a segregated account consisting of cash, U.S. Government securities or liquid high-grade debt securities equal to the value of the when-issued or forward commitment securities will be established and maintained with the custodian and will be marked to the market daily. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation. The use of when-issued transactions and forward commitments enables the Fund to hedge against anticipated changes in interest rates and prices. The Fund may also enter into such transactions to generate incremental income. In some instances, the third-party seller of when-issued or forward commitment securities may determine prior to the settlement date that it will be unable or unwilling to meet its existing transaction commitments without borrowing securities. If advantageous from a yield perspective, the Fund may, in that event, agree to resell its purchase commitment to the third-party seller at the current market price on the date of sale and concurrently enter into another purchase commitment for such securities at a later date. As an inducement for the Fund to "roll over" its purchase commitment, the Fund may receive a negotiated fee. The purchase of securities on a when-issued, delayed delivery or forward commitment basis exposes the Fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued, delayed delivery or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. These risks could result in increased volatility of the Fund's net asset value to the extent that the Fund purchases securities on a whenissued, delayed delivery or forward commitment basis while remaining substantially fully invested. No more than 20% of the Fund's net assets may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

LENDING OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, the Fund may lend its portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral (cash, government securities, short-term (one year or less) high-grade securities, or interest-bearing cash equivalents) equal to no less than the market value, determined daily, of the securities loaned. The Fund will receive amounts equal to dividends or interest on the securities loaned. The Fund will also earn income for having made the loan. Cash collateral pursuant to these loans may be invested in short-term (one year or less) high-grade securities or interest-bearing cash equivalents, but not in excess of 35% of the Fund's total assets. The Fund will limit its loans of portfolio securities to an aggregate of 33 1/3% of the value of its total assets, measured at the time such loan is made. ("Total assets" of the Fund includes the amount lent as well as the collateral securing such loans.) Where voting or consent rights with respect to loaned securities pass to the borrower, management will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such voting or consent rights if the issues involved have a material effect on the Fund's investment in the securities loaned.

SHORT-TERM TRADING

The Fund intends to use short-term trading of its securities as a means of managing its portfolio to achieve its investment objectives. As used herein, "short-term trading" means selling securities held for a relatively brief period of time, usually less than three months. Short-term trading will be used by the Fund primarily in two situations:

    (a) MARKET DEVELOPMENTS. A security may be sold to avoid depreciation in what the Fund anticipates will be a market decline (a rise in interest rates), or a security may be purchased in anticipation of a market rise (a decline in interest rates) and later sold; and

    (b) YIELD DISPARITIES. A security may be sold and another of comparable quality purchased at approximately the same time, in order to take advantage of what the Fund believes is a temporary disparity in the normal yield relationship between the two securities (a yield disparity).

The Fund will engage in short-term trading if it believes the transactions, net of costs (including commission, if any), will result in improving the appreciation potential or income of its portfolio. Whether any improvement will be realized by short-term trading will depend upon the ability of the Fund to evaluate particular securities and anticipate relevant market factors, including interest rate trends and variations from such trends. Short-term trading such as that contemplated by the Fund places a premium upon the ability of the Fund to obtain relevant information, evaluate it promptly, and take advantage of its evaluations by completing transactions on a favorable basis.

MANAGEMENT

BOARD OF DIRECTORS

Under Minnesota law, the Board of Directors of Fortis Income (the "Board of Directors") has overall responsibility for managing Fortis Income in good faith, in a manner reasonably believed to be in the best interests of Fortis Income, and with the care an ordinarily prudent person would exercise in similar circumstances. However, this management may be delegated.

The Articles of Incorporation of Fortis Income limit the liability of directors to the fullest extent permitted by law.

THE INVESTMENT ADVISER/TRANSFER AGENT/DIVIDEND AGENT

Fortis Advisers, Inc. ("Advisers") is the investment adviser, transfer agent, and dividend agent for the Fund. Advisers has been managing investment company portfolios since 1949, and is indirectly owned 50% by Fortis AMEV and 50% by Fortis AG, diversified financial services companies. In addition to providing investment advice, Advisers is responsible for management of Fortis Income's business affairs, subject to the overall authority of the Board of Directors. Advisers' address is that of the Fund.


Howard G. Hudson, Christopher  J. Woods and Maroun  M. Hayek (all since  August,
1995) manage the Fund.



Mr. Hudson, an Executive Vice President of Advisers and the head of Advisers' fixed income department, has been managing debt securities for Fortis, Inc. since 1991. Mr. Woods, a Vice President of Advisers, has been managing debt securities for Fortis, Inc. since 1993. Prior to that, Mr. Woods was the head of fixed income for The Police and Firemen's Disability and Pension Fund of Ohio in Columbus, OH. Mr. Hayek, a Vice President of Advisers, has been managing debt securities for Fortis, Inc. since 1987. Messrs. Hudson, Woods, and Hayek are located at One Chase Manhattan Plaza, New York, NY 10005.

THE UNDERWRITER AND DISTRIBUTION EXPENSES


Fortis Investors, Inc. ("Investors"), a subsidiary of Advisers, is the Fund's underwriter. Investors' address is that of the Fund. Investors reserves the right to reject any purchase order. The following persons are affiliated with both Investors and the Fund: Dean C. Kopperud is a director and officer of both; Stephen M. Poling and Jon H. Nicholson are directors of Investors and officers of both; and Dennis M. Ott, James S. Byrd, Robert C. Lindberg, Keith R. Thomson, Larry A. Medin, John W. Norton, Anthony J. Rotondi, Robert W. Beltz, Jr., Thomas
D. Gualdoni, Richard P. Roche, John E. Hite, Carol M. Houghtby and Tamara L. Fagely are officers of both.


Pursuant to a Plan of Distribution adopted by the Fund under Rule 12b-1 under the 1940 Act, the Fund is obligated to pay Investors an annual fee of .25% of average net assets attributable to the Fund's Class A shares and 1.00% of average net assets attributable to Class B, H, and C shares. While all of Class A's Rule 12b-1 fee constitutes a "distribution fee", only 75% of Class B, H, and C's fees constitute distribution fees.

The higher distribution fee attributable to Class B, H, and C shares is designed to permit an investor to purchase such shares through registered representatives of Investors and other broker-dealers without the assessment of an initial sales charge and at the same time to permit Investors to compensate its registered representatives and other broker-dealers in connection with the sale of such shares. The distribution fee for all classes may be used by Investors for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Fund. For example, such distribution fee may be used by
Investors: (a) to compensate broker-dealers, including Investors and its registered representatives, for their sale of Fund shares, including the implementation of various incentive programs with respect to broker-dealers, banks, and other financial institutions, and (b) to pay other advertising and promotional expenses in connection with the distribution of Fund shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of prospectuses for other than current shareholders; preparation and distribution of sales literature; advertising of any type; expenses of branch offices provided jointly by Investors and affiliated insurance companies; and compensation paid to and expenses incurred by officers, employees or representatives of Investors or of other broker-dealers, banks, or other financial institutions, including travel, entertainment, and telephone expenses.


A portion of the Rule 12b-1 fee equal to .25% of the average net assets of the Fund attributable to the Class B, H, and C shares constitutes a shareholder servicing fee designed to compensate Investors for the provision of certain services to shareholders. The services provided may include personal services provided to shareholders, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Investors may use the Rule 12b-1 fee to make payments to qualifying broker-dealers and financial institutions that provide such services.


Investors may also enter into sales or servicing agreements with certain institutions such as banks ("Service Organizations") which have purchased shares of the Fund for the accounts of their clients, or which have made Fund shares available for purchase by their clients, and/or which provide continuing service to such clients. The Glass-Steagall Act and other applicable laws prohibit certain banks from engaging in the business of underwriting securities. In such circumstances, Investors, if so requested, will engage such banks as Service Organizations only to perform administrative and shareholder servicing functions, but at the same fees and other terms applicable to dealers. (If a bank were later prohibited from acting as a Service Organization, its shareholder clients would be permitted to remain Fund shareholders and alternative means for continuing servicing of such shareholders would be sought.) In such event changes in the operation of the Fund might occur and a shareholder serviced by such bank might no longer be able to avail itself of any automatic investment or other services then being provided by the Bank. (State securities laws on this issue may differ from the interpretations of Federal law expressed above and banks and other financial institutions may be required to register as dealers pursuant to state law.)

FUND EXPENSES


For the most recent fiscal period, the annualized ratio of the Fund's total operating expenses as a percentage of average daily net assets was as follows:



                                Class A -- 1.02%
                                Class B -- 1.77%
                                Class H -- 1.77%
                                Class C -- 1.77%
                                Class E -- 0.77%



Included in this total (for each Class) was the advisory fee paid to Advisers, which equaled .71% of the Fund's average daily net assets.


BROKERAGE ALLOCATION

Advisers may consider sales of shares of the Fund, and of other funds advised by Advisers, as a factor in the selection of broker-dealers to execute Fund securities transactions when it is believed that this can be done without causing the Fund to pay more in brokerage commissions than it would otherwise.

VALUATION OF SECURITIES

The Fund's net asset value per share is determined by dividing the value of the securities owned by the Fund, plus any cash or other assets, less all liabilities, by the number of the Fund's shares outstanding. The portfolio securities in which the Fund invests fluctuate in value, and hence the net asset value per share of the Fund also fluctuates. The net asset value of the Fund's shares is determined as of the primary closing time for business on the New York Stock Exchange (the "Exchange") on each day on which the Exchange is open. If shares are purchased through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day.


Securities are generally valued at market value. Securities for which over-the-counter market quotations are readily available are valued on the basis of the last current bid price. When market quotations are not readily available, or when restricted securities or other assets are being valued, such securities or other assets are valued at fair value as determined in good faith by management under supervision of the Board of Directors. However, debt securities may be valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional-size trading units of debt securities when such valuations are believed to more accurately reflect the fair market value of such securities. Short-term investments in debt securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Purchases and sales by the Fund after 2:00 P.M. Central Time normally are not recorded until the following day.

CAPITAL STOCK

The Fund currently offers its shares in five classes, each with different sales arrangements and bearing differing expenses. Class A, B, H, C, and E shares each represent interests in the assets of the Fund and have identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of each class are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to that particular class and other matters for which separate class voting is appropriate under applicable law. The Fund may offer additional classes of shares.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS


The Fund currently declares dividends from net investment income on each day the Exchange is open (to shareholders of record as of 3:00 p.m., Central Time, the preceding business day) and pays dividends monthly. A shareholder will not be credited with a dividend until payment is received for the shares. Distributions of net realized capital gains are made annually. Distributions paid by the Fund with respect to all classes of shares will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that the per share dividends on Class B, H, and C shares will be lower than those on Class A (which have lower Rule 12b-1 fees) and Class E shares (which do not have Rule 12b-1 fees and will therefore have the highest dividends).


Such dividends and capital gains distributions will be made in the form of additional Fund shares of the same class (at net asset value) unless the shareholder sends the Fund a written request that either or both be sent to the shareholder or reinvested (at net asset value) in shares of the same class of another Fortis fund.


Dividends will be reinvested monthly, on the last business day of each month, at the net asset value on that date. If they are to be reinvested in other Fortis funds, processing normally takes one business day.


TAXATION

The Fund will distribute substantially all of its net income and capital gains to its shareholders. Distributions from the Fund are taxable to shareholders, whether paid in cash or reinvested. Dividends paid from the net income of the Fund must be treated as ordinary income by its shareholders. Dividends paid from the Fund's net capital gains and designated in the shareholder's Annual Account Summary as long-term capital gain distributions are treated as long-term capital gains by shareholders, regardless of the length of time for which they have held their shares in the Fund.

Information about the tax status of each year's dividends and distributions will be mailed annually.

Prior to purchasing shares of the Fund, prospective shareholders (except for tax qualified retirement plans) should consider the impact of dividends or capital gains distributions which are expected to be announced, or have been announced but not paid. Any such dividends or capital gains distributions paid shortly after a purchase of shares by an investor prior to the record date will have the effect of reducing the per share net asset value by the amount of the dividends or distributions. All or a portion of such dividends or distributions, although in effect a return of capital, is subject to taxation.

HOW TO BUY FUND SHARES

GENERAL PURCHASE INFORMATION

MINIMUM AND MAXIMUM INVESTMENTS


A minimum initial investment of $500 normally is required. An exception to this minimum (except on telephone or wire orders) is the "Systematic Investment Plan" ($25 per month by "Pre-authorized Check Plan" or $50 per month on any other basis). The minimum subsequent investment normally is $50, again subject to the above exceptions.

While Class A and E shares have no maximum order, Class B and H shares have a $500,000 maximum and Class C shares have a $1,000,000 maximum. Orders greater than these limits will be treated as orders for Class A shares.

INVESTING BY TELEPHONE


Your registered representative may make your purchase ($500 minimum) by telephoning the number on the cover page of this Prospectus. In addition, your check and the Account Application which accompanies this Prospectus must be promptly forwarded, so that Investors receives your check within three business days. Please make your check payable to Fortis Investors, Inc. and mail it with your Application to "CM-9651, St. Paul, MN 55170-9651". If you have a bank account authorization form on file, you may purchase $100 - $10,000 worth of Fund shares via telephone through the automated Fortis Information Line.


INVESTING BY WIRE

A shareholder having an account with a commercial bank that is a member of the Federal Reserve System may purchase shares ($500 minimum) by requesting their banks to transmit immediately available funds (Federal Funds) by wire to:

First Bank National Association
ABA #091000022, credit account no: 1-702-2514-1341
Fortis Funds Purchase Account
For further credit to __________________________________________________________
                                        (name of client)
Fortis Account NBR _____________________________________________________________

Before making an initial investment by wire, your broker-dealer must first telephone Investors at the number on the cover page of this Prospectus to open your account and obtain your account number. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded to Investors at the mailing address in the "Investing by Mail" section of this Prospectus. Additional investments may be made at any time by having your bank wire Federal Funds to the above address for credit to your account. Such investments may be made by wire even if the initial investment was by mail.

INVESTING BY MAIL (ADDRESS: CM-9614, ST. PAUL, MN 55170-9614)

The Account Application which accompanies this Prospectus must be completed, signed, and sent with a check or other negotiable bank draft, payable to "Fortis Funds." Additional purchases may be made at any time by mailing a check or other negotiable bank draft along with your confirmation stub. The account to which the subsequent purchase is to be credited should be identified as to the name(s) of the registered owner(s) and by account number.

ALTERNATIVE PURCHASE ARRANGEMENTS

The Fund offers investors the choice between five classes of shares which offer differing sales charges and bear different expenses. These alternatives permit an investor to choose the more beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. The inside front cover of the Prospectus contains a summary of these alternative purchase arrangements. A broker-dealer may receive different levels of compensation depending on which class of shares is sold. Investors may also provide additional financial assistance not to exceed .5% of estimated sales for a particular period to dealers in connection with seminars for the public, advertising, sales campaigns and/or shareholder services and programs regarding one or more of the Fortis Funds, and other dealer-sponsored programs or events. Non-cash compensation will be provided to dealers and includes payment or reimbursement for conferences, sales or training programs for their employees, and travel expenses incurred in connection with trips taken by registered representatives to locations within or outside of the United States for meetings or seminars of a business nature. None of the aforementioned additional compensation is paid for by the Fund or its shareholders.

CLASS A AND E SHARES--INITIAL SALES CHARGE ALTERNATIVE

(Note: Class E shares are only available to existing shareholders on November 13, 1994.)

The public offering price of Class A and E Fund shares is determined once daily, by adding a sales charge to the net asset value per share of the shares next calculated after receipt of the purchase order. The sales charges and broker-dealer concessions, which vary with the size of the purchase, are shown in the following table. Additional compensation (as a percentage of sales charge) will be paid to a broker-dealer when its annual sales of Fortis funds having a sales charge exceed $10,000,000 (2%), $25,000,000 (4%), and $50,000,000
(5%).

                                             SALES         SALES
                                           CHARGE AS     CHARGE AS
                                          PERCENTAGE    PERCENTAGE
                                            OF THE      OF THE NET      BROKER-
                                           OFFERING       AMOUNT        DEALER
AMOUNT OF SALE                               PRICE       INVESTED     CONCESSION
Less than $100,000......................     4.500%        4.712%        4.00%
$100,000 but less than $250,000.........     3.500%        3.627%        3.00%
$250,000 but less than $500,000.........     2.500%        2.564%        2.25%
$500,000 but less than $1,000,000.......     2.000%        2.041%        1.75%
$1,000,000 or more......................      -0-           -0-          1.00%

------------------------------
* The Fund imposes a contingent deferred sales charge in connection with certain
  purchases  of   Class  A   and   E  shares   of   $1,000,000  or   more.   See
  "Redemption--Contingent Deferred Sales Charge."

The above scale applies to purchases of Class A and E shares by the following:

    (1) Any individual, his or her spouse, and their children under the age of 21, and any of such persons' tax-qualified plans (provided there is only one participant);

    (2) A trustee or fiduciary of a single trust estate or single fiduciary account; and

    (3) Any organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company, and provided that the purchase is made by means which result in economy of sales effort or expense, whether the purchase is made through a central administration, through a single broker-dealer, or by other means. An organized group does not include a group of individuals whose sole organizational connection is participation as credit cardholders of a company, policyholders of an insurance company, customers of either a bank or broker-dealer, or clients of an investment adviser.

SPECIAL PURCHASE PLANS FOR CLASS A AND E SHARES


For information on any of the following special purchase or exchange plans applicable to Class A and E shares, see the Statement of Additional Information or contact your broker-dealer or sales representative. It is the purchaser's obligation to notify his or her broker-dealer or sales representative about the purchaser's eligibility for any of the following special purchase or exchange plans.


RIGHT OF ACCUMULATION The preceding table's sales charge discount applies to the current purchase plus the net asset value of shares already owned of any Fortis fund having a sales charge.


STATEMENT OF INTENTION The preceding table's sales charge discount applies to an initial purchase of at least $1,000, with an intention to purchase the balance needed to qualify within 13 months--excluding shares purchased by reinvesting dividends or capital gains.


REINVESTED   DIVIDEND/CAPITAL   GAINS    DISTRIBUTIONS   BETWEEN   THE    FORTIS
FUNDS Shareholders of any fund may reinvest their dividend and/or capital gains distributions in any of such funds at net asset value.

CONVERSION FROM CLASS B OR H SHARES Class B or H shares will automatically be converted to Class A shares (at net asset value) after eight years.

EXEMPTIONS FROM SALES CHARGE:

    - Fortis, Inc. or its subsidiaries and the following persons associated with such companies, if all account owners fit this description: (1) officers and directors; (2) employees or sales representatives (including agencies and their employees); (3) spouses of any such persons; or (4) any of such persons' children, grandchildren, parents, grandparents, or siblings--or spouses of any of these persons. (All such persons may continue to add to their account even after their company relationships have ended);

    - Fund    directors,    officers,    or   their    spouses    (or   such
      persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Representatives or employees (or their spouses)
      of Investors (including agencies) or of other broker-dealers having a sales agreement with Investors (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Pension, profit-sharing, and other retirement plans of directors, officers, employees, representatives, and other relatives and affiliates (as set forth in the preceding three paragraphs) of the Fund, Fortis, Inc., and broker-dealers (and certain affiliated companies) having a sales agreement with Investors and purchases with the proceeds from such plans upon the retirement or employment termination of such persons;

    - Registered investment companies;

    - Shareholders of unrelated mutual funds with front-end and/or deferred sales loads, to the extent that the purchase price of such Fund shares is funded by the proceeds from the redemption of shares of any such unrelated mutual fund (within 60 days of the purchase of Fund shares), provided that the shareholder's application so specifies and is accompanied either by the redemption check of such unrelated mutual fund (or a copy of the check) or a copy of the confirmation statement showing the redemption. Similarly, anyone who is or has been the owner of a fixed annuity contract not deemed a security under the securities laws who wishes to surrender such contract and invest the proceeds in a Fund, to the extent that the purchase price of such Fund shares is funded by the proceeds from the surrender of the contract (within 60 days of the purchase of Fund shares), provided that such owner's application so specifies and is accompanied either by the insurance company's check (or a copy of the check) or a copy of the insurance company surrender form. From time to time, Investors may pay commissions to broker-dealers and registered representatives on transfers from mutual funds or annuities as described above;

    - Purchases by employees (including their spouses and dependent children) of banks and other financial institutions that provide referral and administrative services related to order placement and payment to facilitate transactions in shares of the Fund for their clients pursuant to a sales or servicing agreement with Investors; provided, however, that only those employees of such banks and other firms who as a part of their usual duties provide such services related to such transactions in Fund shares shall qualify;



    - Commercial banks offering self directed 401(k) programs containing both pooled and individual investment options may purchase Fund shares for such programs at a reduced sales charge of 2.5% on sales of less than $500,000. For sales of $500,000 or more, normal sales charges apply;



    - Registered investment advisers, trust companies,
      and bank trust departments exercising discretionary investment authority or using a money management/mutual fund "wrap" program with respect to the money to be invested in the Fund, provided that the investment adviser, trust company or trust department provides Advisers with evidence of such authority or the existence of such a wrap program with respect to the money invested;



    - (1) officers, directors, and employees of Empire of America Advisory Services, Inc., the investment advisor of Pathfinder Fund; and (2) accounts which were in existence and entitled to purchase shares of the Pathfinder Fund without a sales charge at the time of the effectiveness of the acquisition of its assets by the Fund;


    - Accounts which were in existence and entitled to purchase shares of Carnegie Government Securities Trust without a sales charge at the time of the effectiveness of the acquisition of its assets by the Fund.

RULE 12B-1 FEES (FOR CLASS A SHARES ONLY)

Class A shares are subject to a Rule 12b-1 fee payable at an annual rate of .25% of the average daily net assets of the Fund attributable to such shares. The Rule 12b-1 fee will cause Class A shares to have a higher expense ratio and to pay lower dividends than Class E shares. For additional information, see "Management--The Underwriter and Distribution Expenses."

DEFERRED SALES CHARGES Although there is no initial sales charge on purchases of Class A and E shares of $1,000,000 or more, Investors pays broker-dealers out of its own assets, a fee of up to 1% of the offering price of such shares. If these shares are redeemed within two years, the redemption proceeds will be reduced by 1.00%. For additional information, see "Redemption--Contingent Deferred Sales Charge."

CLASS B AND H SHARES--CONTINGENT DEFERRED SALES CHARGE ALTERNATIVES

The public offering price of Class B and H shares is the net asset value of the Fund's shares. Such shares are sold without an initial sales charge so that the Fund receives the full amount of the investor's purchase. However, a contingent deferred sales charge ("CDSC") of 4% will be imposed if shares are redeemed within two years of purchase, with lower CDSCs as follows if redemptions occur later:

                         3 years   --  3%
                         4 years   --  3%
                         5 years   --  2%
                         6 years   --  1%

For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class B and H shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of Class B and H shares, such as the payment of compensation to selected broker-dealers, and for selling such shares. The combination of the CDSC and the Rule 12b-1 fee enables the Fund to sell such shares without deduction of a sales charge at the time of purchase. Although such shares are sold without an initial sales charge, Investors pays a dealer concession equal to: (1) 4.00% of the amount invested to broker-dealers who sell Class B shares at the time the shares are sold and an annual fee of .25% of the average daily net assets of the Fund attributable to such shares; or (2) 5.25% of the amount invested to broker-dealers who sell Class H shares at the time the shares are sold (with no annual fee). Under alternative (2), from time to time the dealer concession paid to broker-dealers who sell Class H shares may be increased up to 5.50%.

RULE 12B-1 FEES Class B and H shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of the Fund attributable to such shares. The higher Rule 12b-1 fee will cause Class B and H shares to have a higher expense ratio and to pay lower dividends than Class A and E shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

CONVERSION TO CLASS A SHARES Class B and H shares (except for those purchased by reinvestment of dividends and other distributions) will automatically convert to Class A shares after eight years. Each time any such shares in the shareholder's account convert to Class A, a proportionate amount of the Class B and H shares purchased through the reinvestment of dividends and other distributions paid on such shares will also convert to Class A.

CLASS C SHARES--LEVEL SALES CHARGE ALTERNATIVE

The public offering price of Class C shares is the net asset value of such shares. Class C shares are sold without an initial sales charge so that the Fund receives the full amount of the investor's purchase. However, a CDSC of 1% will be imposed if shares are redeemed within one year of purchase. For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class C shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of Class C shares, such as the payment of compensation to selected broker-dealers, and for selling Class C shares. The combination of the CDSC and the Rule 12b-1 fee enables the Fund to sell the Class C shares without deduction of a sales charge at the time of purchase. Although Class C shares are sold without an initial sales charge, Investors pays a dealer concession equal to 1.00% of the amount invested to broker-dealers who sell Class C shares at the time the shares are sold and an annual fee of 1.00% of the amount invested that begins to accrue one year after the shares are sold.

RULE 12B-1 FEES. Class C shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of the Fund attributable to such shares. The higher Rule 12b-1 fee will cause Class C shares to have a higher expense ratio and to pay lower dividends than Class A and E shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

SPECIAL PURCHASE PLANS FOR ALL CLASSES

TAX SHELTERED RETIREMENT PLANS Individual Retirement Accounts ("IRAs"), Keogh, Pension, Profit Sharing, and 403(b) accounts are available.

GIFTS OR TRANSFERS TO MINOR CHILDREN Adults can make an irrevocable gift or transfer of up to $10,000 annually per child ($20,000 for married couples) to as many children as they choose without having to file a Federal gift tax return.


SYSTEMATIC INVESTMENT PLAN Voluntary $25 or more per month purchases by automatic financial institution transfers (see Systematic Investment Plan Authorization Agreement in this Prospectus) or $50 or more per month by any other means enable an investor to lower his or her average cost per share through the principle of "dollar cost averaging." Any plan involving systematic purchases may, at Advisers' option, result in transactions under such plan being confirmed to the investor quarterly, rather than as a separate notice following the transaction.



EXCHANGE PRIVILEGE Except for Class E shares, Fund shares may be exchanged among other funds of the same class managed by Advisers without payment of an exchange fee or additional sales charge. Similarly, shareholders of other Fortis funds may exchange their shares for Fund shares of the same class (at net asset value if the shares to be exchanged have already been subject to a sales charge). Also, holders of Class E shares of Fortis Tax-Free Portfolios (which also have a front-end sales charge) may exchange their shares for Class A Fund shares and holders of Fortis Money Fund Class A shares may exchange their shares for any class of Fund shares (at net asset value and only into Class A if the shares have already incurred a sales charge). Finally, holders of Fund Class E shares who exchange such shares for Class A shares of another Fortis fund may re-exchange such Class A shares for Fund Class E shares. A shareholder initiates an exchange by writing to or telephoning his or her broker-dealer, sales representative, or the Fund regarding the shares to be exchanged. Telephone exchanges will be permitted only if the shareholder completes and returns the Telephone Exchange section of the Account Application. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or the Fund by telephone. Consequently, a telephone exchange may be difficult to implement at those times. (See "Redemption".) Shareholders may also use the automated Fortis Information Line for exchanges of $100 - $100,000 worth of shares.


Advisers reserves the right to restrict the frequency of--or otherwise modify, condition, terminate, or impose charges upon--the exchange and/or telephone transfer privileges, all with 30 days notice to shareholders.

REDEMPTION

Registered holders of Fund shares may redeem their shares without any charge (except any applicable contingent deferred sales charge) at the per share net asset value next determined following receipt by the Fund of a written redemption request in proper form (and a properly endorsed stock certificate if one has been issued). However, if shares are redeemed through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day. Some broker-dealers may charge a fee to process redemptions.

Any certificates should be sent to the Fund by certified mail. Share certificates and/or stock powers, if any, tendered in redemption must be endorsed and executed exactly as the Fund shares are registered. If the redemption proceeds are to be paid to the registered holder and sent to the address of record, normally no signature guarantee is required unless Advisers does not have the shareholder's signature on file and the redemption proceeds are greater than $25,000. However, for example, if the redemption proceeds are to be paid to someone other than the registered holder, sent to a different address, or the shares are to be transferred, the owner's signature must be guaranteed by a bank, broker (including government or municipal), dealer (including government or municipal), credit union, national securities exchange, registered securities association, clearing agency, or savings association.

Class A shares may be registered in broker-dealer "street name accounts" only if the broker-dealer has a selling agreement with Investors. In such cases, instructions from the broker-dealer are required to redeem shares or transfer ownership and transfer to another broker-dealer requires the new broker-dealer to also have a selling agreement with Investors. If the proposed new broker-dealer does not have a selling agreement with Investors, the shareholder can, of course, leave the shares under the original street name account or have the broker-dealer transfer ownership to the shareholder's name.

Broker-dealers having a sales agreement with Investors may orally place a redemption order, but proceeds will not be released until the appropriate written materials are received.


An individual shareholder (or in the case of multiple owners, any shareholder) may orally redeem up to $25,000 worth of their shares, provided that the account is not a tax-qualified plan, the check will be sent to the address of record, and the address of record has not changed for at least 30 days. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or the Fund by telephone. Consequently, a telephone redemption may be difficult to implement at those times. If a shareholder is unable to reach the Fund by telephone, written instructions should be sent. Advisers reserves the right to modify, condition, terminate, or impose charges upon this telephone redemption privilege, with 30 days notice to shareholders. Advisers, Investors, and the Fund will not be responsible for, and the shareholder will bear the risk of loss from, oral instructions, including fraudulent instructions, which are reasonably believed to be genuine. The telephone redemption procedure is automatically available to shareholders. The Fund will employ reasonable procedures to confirm that telephone instructions are genuine, but if such procedures are not deemed reasonable, it may be liable for any losses due to unauthorized or fraudulent instructions. The Fund's procedures are to verify address and social security number, tape record the telephone call, and provide written confirmation of the transaction. Shareholders may also use the automated Fortis Information Line for redemptions of $500 - $25,000 on non-tax qualified accounts. The security measures for automated telephone redemptions involve use of a personal identification number and providing written confirmation of the transaction.



Payment will be made as soon as possible, but not later than three business days after receipt of a proper redemption request. However, if shares subject to the redemption request were recently purchased with non-guaranteed funds (e.g., personal check), the mailing of your redemption check may be delayed by fifteen days. A shareholder wishing to avoid these delays should consider the wire purchase method described under "How to Buy Fund Shares."


Employees of certain Texas public educational institutions who direct investment in Fund shares under their State of Texas Optional Retirement Plan generally must obtain the prior written consent of their authorized employer representative in order to redeem.

The Fund has the right to redeem accounts with a current value of less than $500 unless the original purchase price of the remaining shares (including sales commissions) was at least $500. Fund shareholders actively participating in the Fund's Systematic Investment Plan or Group Systematic Investment Plan will not have their accounts redeemed. Before redeeming an account, the Fund will mail to the shareholder a notice of its intention to redeem, which will give the shareholder an opportunity to make an additional investment. If no additional investment is received by the Fund within 60 days of the date the notice was mailed, the shareholder's account will be redeemed. Any redemption in an account established with the minimum initial investment of $500 may trigger this redemption procedure.


The Fund has a "Systematic Withdrawal Plan," which provides for voluntary automatic withdrawals of at least $50 monthly, quarterly, semiannually, or annually. Deferred sales charges may apply to monthly redemptions. Such plans may, at Advisers' option, result in transactions being confirmed to the investor quarterly, rather than as a separate notice following the transaction.


There is also a "Reinvestment Privilege," which is a one-time opportunity to reinvest sums redeemed within the prior 60 days without payment of an additional sales charge. For further information about these plans, contact your broker-dealer or sales representative.

CONTINGENT DEFERRED SALES CHARGE

CLASS A AND E SHARES


The Fund imposes a contingent deferred sales charge ("CDSC") on Class A and E shares in certain circumstances. Under the CDSC arrangement, for sales of shares of $1,000,000 or more (including right of accumulation and statements of intention (see ' 'How to Buy Fund Shares--Special Purchase Plans")), the front-end sales charge ("FESC") will no longer be imposed (although Investors intends to pay its registered representatives and other dealers that sell Fund shares, out of its own assets, a fee of up to 1% of the offering price of such sales except on purchases exempt from the FESC). However, if such shares are redeemed within two years after their purchase date (the "CDSC Period"), the redemption proceeds will be reduced by the 1.00% CDSC.


The CDSC will be applied to the lesser of (a) the net asset value of shares subject to the CDSC at the time of purchase, or (b) the net asset value of such shares at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. The CDSC will not be applied to shares acquired through reinvestment of income dividends or capital gain distributions or shares held for longer than the applicable CDSC Period. In determining which shares to redeem, unless instructed otherwise, shares that are not subject to the CDSC and having a higher Rule 12b-1 fee will be redeemed first, shares not subject to the CDSC having a lower Rule 12b-1 fee will be redeemed next, and shares subject to the CDSC then will be redeemed in the order purchased.


The Fund will waive the CDSC in the event of a shareholder's death or disability, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to the Fund), and for tax-qualified retirement plans (excluding IRAs, SEPS, 403(b) plans, and 457 plans). Shares of the Fund that are acquired in exchange for shares of another Fortis Fund that were subject to a CDSC will remain subject to the CDSC that applied to the shares of the other Fortis Fund. Additionally, the CDSC will not be imposed at the time that Fund shares subject to the CDSC are exchanged for shares of Fortis Money Fund or at the time such Fortis Money Fund shares are reexchanged for shares of any Fortis Fund subject to a CDSC; provided, however, that, in each such case, the shares acquired will remain subject to the CDSC if redeemed within the CDSC Period.


Investors, upon notification, will provide a PRO RATA refund of any CDSC paid in connection with a redemption of shares of any Fortis Fund (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of the Fund. Any reinvestment within 60 days of a redemption on which the CDSC was paid will be made without the imposition of a FESC. Such reinvestment will be subject to the same CDSC to which such amount was subject prior to the redemption, but the CDSC Period will run from the original investment date.

CLASS B, H, AND C SHARES

The CDSC on Class B, H, and C shares will be calculated on an amount equal to the lesser of the net asset value of the shares at the time of purchase or their net asset value at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions or on shares held for longer than the applicable CDSC Period.

Upon any request for redemption of shares of any class of shares that imposes a CDSC, it will be assumed, unless otherwise requested, that shares subject to no CDSC will be redeemed first in the order purchased and all remaining shares that are subject to a CDSC will be redeemed in the order purchased. With respect to the redemption of shares subject to no CDSC where the shareholder owns more than one class of shares, those shares with the highest Rule 12b-1 fee will be redeemed in full prior to any redemption of shares with a lower Rule 12b-1 fee.


The CDSC does not apply to: (1) redemption of shares when a Fund exercises its right to liquidate accounts which are less than the minimum account size; (2) death or disability, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to the Fund); (3) with respect to Class B and H shares only, an amount that represents, on an annual (non-cumulative) basis, up to 10% of the amount (at the time of the investment) of the shareholder's purchases; and (4) with respect to Class B, H, and C shares, qualified plan benefit distributions due to participant's separation from service, loans or financial hardship (excluding IRAs, SEPs, and 403(b), 457, and Fortis KEY plans) upon the Fund's receipt from the plan's administrator or trustee of written instructions detailing the reason for the distribution.


As an illustration of CDSC calculations, assume that Shareholder X purchases on Year 1/Day 1 100 shares at $10 per share. Assume further that, on Year 2/Day 1, Shareholder X purchased an additional 100 shares at $12 per share. Finally, assume that, on Year 3/Day 1, Shareholder X wishes to redeem shares worth
$1,300, and that the net asset value per share as of the close of business on such day is $13. To effect Shareholder X's redemption request, 100 shares at $13 per share (totaling $1,300) would be redeemed. The CDSC would be waived in connection with the redemption of that number of shares equal in value (at the time of redemption) to $220 (10% of $1,000--the purchase amount of the shares purchased by Shareholder X on Year 1/Day 1--plus 10% of $1200--the purchase amount of the shares purchased by Shareholder X on Year 2/Day 1.) In addition, no CDSC would apply to the $400 in capital appreciation on Shareholder X's shares ($2,600 Year 3 value minus $2,200 purchase cost of shares).

If a shareholder exchanges shares subject to a CDSC for Class B, H, or C shares of a different Fortis Fund, the transaction will not be subject to a CDSC. However, when shares acquired through the exchange are redeemed, the shareholder will be treated as if no exchange took place for the purpose of determining the CDSC Period and applying the CDSC.

Investors, upon notification, will provide, out of its own assets, a PRO RATA refund of any CDSC paid in connection with a redemption of Class B, H, or C shares of any Fund (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of the same class in any of the Fortis Funds. Any reinvestment within 60 days of a redemption to which the CDSC was paid will be made without the imposition of a front-end sales charge but will be subject to the same CDSC to which such amount was subject prior to the redemption. The CDSC Period will run from the original investment date.

SHAREHOLDER INQUIRIES


Inquiries should be directed to your broker-dealer or sales representative, or to the Fund at the telephone number or mailing address listed on the cover of this Prospectus. A $10 fee will be charged for copies of Annual Account Summaries older than the preceding year.

                                                    FORTIS-Registered Trademark-
                FORTIS MUTUAL FUND                  Mail to:
          AUTOMATED CLEARING HOUSE (ACH)            FORTIS MUTUAL FUNDS
             AUTHORIZATION AGREEMENT                P.O. Box 64284
                                                    St. Paul, MN 55164

Please complete each section  below to establish ACH  capability to your  Fortis
Mutual   Fund  Account.  For  personal  service,  please  call  your  investment professional or Fortis at (800) 800-2638, Ext. 3012.


________________________________________________________________________________

 1    FORTIS ACCOUNT INFORMATION

________________________________________________________________________________


Account Registration:


________________________________________________________________________________
Owner (Individual, 1st Joint Tenant, Custodian, Trustee)


________________________________________________________________________________
Owner (2nd Joint Tenant, Minor, Trust Name)


________________________________________________________________________________
Additional Information, if needed


________________________________________________________________________________
Street address


________________________________________________________________________________
City                                               State            Zip


________________________________________________________________________________
Social Security number (Taxpayer I.D.)


Account # ______________________________________________________________________



                 Fund:                          Class:
Advantage Asset Allocation                / / A      / / B     / / C       / / H
Advantage Capital Appreciation            / / A      / / B     / / C       / / H
Advantage Gov't Total Return              / / A      / / B     / / C       / / H
Advantage High Yield                      / / A      / / B     / / C       / / H
Capital                                   / / A      / / B     / / C       / / H
Fiduciary                                 / / A      / / B     / / C       / / H
Global Growth                             / / A      / / B     / / C       / / H
Growth                                    / / A      / / B     / / C       / / H
Money                                     / / A      / / B     / / C       / / H
Tax-Free Minnesota                        / / A      / / B     / / C       / / H
Tax-Free National                         / / A      / / B     / / C       / / H
Tax-Free New York                         / / A      / / B     / / C       / / H
U.S. Government Securities                / / A      / / B     / / C       / / H
Other                                     / / A      / / B     / / C       / / H



________________________________________________________________________________

 2    BANK/FINANCIAL INSTITUTION INFORMATION

________________________________________________________________________________


PLAN TYPE:          / / New Plan          / / Bank Change

ACCOUNT TYPE:       / /Checking           / /Savings
                      (must attach a        (must attach a
                      voided check)         deposit slip)




________________________________________________________________________________
Transit Number



________________________________________________________________________________
Bank Account Number



________________________________________________________________________________
Account Owner (if other than name of Depositor)



________________________________________________________________________________
Depositor's Daytime Phone Number



CLEARLY PRINT THE BANK/FINANCIAL INSTITUTION'S NAME AND ADDRESS BELOW:


________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________


________________________________________________________________________________
Signature of Depositor                                          Date



________________________________________________________________________________
Signature of Joint-Depositor                                    Date

________________________________________________________________________________

 3    SELECT OPTION

________________________________________________________________________________


I.    INVESTMENT OPTION(S)
      A.    / /   Invest via FORTIS INFORMATION LINE by
                  phone (minimum $25, maximum $10,000)
                  Please allow up to four business days for deposit
                  into Fortis Funds. Transactions after 3:00 p.m.
                  (CST) will be processed the following business
                  day.
      B.    / /   Systematic Investment Plan
                  / / New Plan
                  / / Change Plan
      I request Fortis Financial Group (FFG) to obtain payment of sums becoming due the company by charging my account in the form of electronic debit entries. I request and authorize the financial institution named to accept, honor and charge those entries to my account. Please allow 30 days for collected funds to be available in your Fortis account.
      Draft Date (1-26 only):
      Amount per Fund (Min. $25):
      Beginning Draft Month:

II.   WITHDRAWAL OPTION(S)
      (Please consult your financial or tax adviser before electing a systematic withdrawal plan)
      A.    / /   Cash Dividends
      B.    / /   Redeem via FORTIS INFORMATION LINE by
                  phone (minimum $100, maximum $25,000)
      Please allow up to four business days for withdrawal to credit your bank account. Transactions after 3:00 p.m. (CST) will be processed the following business day.
      C.    / /   Systematic Withdrawal Plan
                  / / New Plan
                  / / Change Plan
      I request Fortis Financial Group (FFG) to pay sums due me by crediting my bank account in the form of electronic entries. I request and authorize the financial institution to accept, honor and credit those entries to my account.
      Withdrawal Date (1-26 only):
      Amount per Fund (Min. $25):
      Beginning Withdrawal Month:



________________________________________________________________________________

 4    SIGNATURES

________________________________________________________________________________


Each person signing on behalf of any entity represents that his or her actions are authorized. It is agreed that all Fortis Funds, Fortis Investors, Fortis Advisers and their officers, directors, agents and employees will not be liable for any loss, liability, damage or expense for relying upon this application or any instruction believed genuine.



This authorization will remain in effect until I notify FFG. I hereby terminate any prior Authorization of FFG to initiate charges to this account. I understand that any returned item or redemption of the entire account may result in termination of my Automated Clearing House agreement. This authorization will become effective upon acceptance by FFG at its home office.



Authorized Signature(s)



X ______________________________________________________________________________


   Owner, Custodian, Trustee                                Date



X ______________________________________________________________________________


   Joint Owner, Trustee                                     Date



FORTIS-Registered Trademark-
FORTIS FINANCIAL GROUP
Fortis Advisers, Inc. (fund management since 1949)
Fortis Investors, Inc. (principal underwriter; (member SIPC)
P.O. Box 64284
St. Paul, MN 55164
(800) 800-2638



             Attach additional information if more space is needed.


98049 (7/95)

PROSPECTUS


DECEMBER 1, 1995


FORTIS U.S. GOVERNMENT
SECURITIES FUND

MAXIMUM TOTAL RETURN (FROM CURRENT
INCOME AND CAPITAL APPRECIATION), WHILE
PROVIDING HIGH CURRENT INCOME CONSISTENT
WITH PRUDENT INVESTMENT RISK



95230 (REV. 12/95)


FORTIS-Registered Trademark-

FORTIS FINANCIAL GROUP
P.O. BOX 64284
ST. PAUL, MN 55164

          BULK RATE
         U.S. POSTAGE
             PAID
       PERMIT NO. 3794
       MINNEAPOLIS, MN

                                     [LOGO]

                                       [LOGO]

                                     FORTIS
                                U.S. GOVERNMENT
                                SECURITIES FUND

                                 Annual Report
                                 July 31, 1995
                                     [LOGO]

FORTIS U.S. GOVERNMENT SECURITIES ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS                                         1

SCHEDULE OF INVESTMENTS                                        4

STATEMENT OF ASSETS AND LIABILITIES                            6

STATEMENT OF OPERATIONS                                        7

STATEMENTS OF CHANGES IN NET ASSETS                            8

NOTES TO FINANCIAL STATEMENTS                                  9

FEDERAL INCOME TAX INFORMATION                                11

INDEPENDENT AUDITORS' REPORT                                  12

BOARD OF DIRECTORS AND OFFICERS                               13

- TOLL-FREE PERSONAL ASSISTANCE

 - Shareholder Services

 - (800) 800-2638, Ext. 3012

 - 7:30 a.m. to 5:30 p.m. CST, M-Th

 - 7:30 a.m. to 5:00 p.m. CST, F

- TOLL-FREE INFORMATION LINE

 - For daily account balances,
   transaction activity or net asset
   value information

 - (800) 800-2638, Ext. 4344

 - 24 hours a day

FOR MORE INFORMATION ABOUT FORTIS FINANCIAL GROUP'S FAMILY OF PRODUCTS, CALL YOUR INVESTMENT REPRESENTATIVE OR THE HOME OFFICE AT (800) 800-2638.

TO ORDER PROSPECTUSES OR SALES LITERATURE FOR ANY FORTIS PRODUCT, CALL (800) 800-2638, EXT. 4579.

HIGHLIGHTS

FOR THE YEAR ENDED JULY 31, 1995:

                                            CLASS A*      CLASS B*       CLASS C*        CLASS E         CLASS H*
                                           ----------    ----------    ------------    ------------    ------------
NET ASSET VALUE PER SHARE:
 Beginning of year......................   $   8.63      $    8.63     $     8.63      $     9.03      $     8.63
 End of year............................   $   9.02      $    9.02     $     9.01      $     9.02      $     9.02

DISTRIBUTIONS PER SHARE:
 From net investment income.............   $   0.460     $    0.411    $     0.411     $     0.669     $     0.411

* Period from November 14, 1994 (commencement of operations) to July 31, 1995.

HOW TO USE THIS REPORT

For a quick overview of the funds' performance during the past twelve months, refer to the Highlights box below. The letter from the portfolio manager and president provides a more detailed analysis of the fund and financial markets.

The charts alongside the letter are useful because they provide more information about your investments. The top holdings chart shows the types of securities in which the fund invests, and the pie chart shows a breakdown of the funds' assets by sector.

The performance chart graphically compares the funds' total return performance with a selected investment index. Remember, however, that an index may reflect the performance of securities the fund may not hold. Also, the index does not deduct investment advisory fees and other fund expenses, whereas your fund does. Individuals cannot buy an unmanaged index fund without incurring some charges and expenses. Sales charges pay for your investment representative's advice.

This report is just one of several tools you can use to learn more about your investment in the Fortis Family of Mutual Funds. Your investment representative, who understands your personal financial situation, can best explain the features of your investment and how it's designed to help you meet your financial goals.

                          FORTIS U.S. GOVERNMENT SECURITIES FUND

                                [PHOTO]

"Thirty years ago, a 'diversified portfolio' meant a few blue chip stocks and some U.S. government bonds. That was a good strategy then. But the world has changed."

DEAR SHAREHOLDER,
We're pleased to present the Fortis U.S. Government Securities Fund annual report for the period ended July 31, 1995.

ECONOMIC REVIEW AND
INVESTMENT STRATEGIES

Over the past year, fixed income markets performed well. Even though short-term rates rose due to Federal Reserve tightening, longer-term rates declined about 1/2 of 1 percent. This rally in bond prices was caused by signs of an economic slowdown, combined with subdued inflation. In fact, the Federal Reserve confirmed the bond market's recognition of a slowdown by lowering short term rates in July.

The current pause may be the economic response to the doubling of short-term interest rates, which the Federal Reserve engineered during 1994. With the cost of money now moderately lower, we feel economic growth should continue through the balance of this year and into 1996. As long as productivity continues to rise and labor cost increases remain small, the expectation for inflation should remain in the current range of about 2.5 percent to 3 percent.

                PORTFOLIO COMPOSITION BY INDUSTRY AS OF 7/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

U.S. Treasury Securities                                   44
FNMA's                                                   28.8
GNMA's                                                   11.5
FHLMC's                                                   9.1
Other Direct Federal Obligations                          5.4
Receivables/Cash Equivalents                              0.4
Other Government Agencies                                 0.8
                                                          100

TOP TEN HOLDINGS AS OF 7/31/95

                                                                   Percent of
Bonds                                                              net assets
-----------------------------------------------------------------------------
 1.  U.S. Treasury Bond (8.125%) 2021                                   7.9%
 2.  U.S. Treasury Note (9.00%) 1998                                    7.4%
 3.  U.S. Treasury Bond (6.75%) 2000                                    7.3%
 4.  U.S. Treasury Note (8.75%) 1997                                    5.5%
 5.  FHLB Note (7.31%) 2004                                             5.4%
 6.  U.S. Treasury Note (8.875%) 1998                                   4.5%
 7.  U.S. Treasury Note (8.25%) 1998                                    4.4%
 8.  GNMA (9.50%) 2019                                                  3.8%
 9.  FNMA Note (7.65%) 2005                                             3.7%
10.  FNMA (8.00%) 2024                                                  3.2%

PORTFOLIO REVIEW

Changes in this portfolio have been very modest over the past year. Average duration, which was nearly five years when the fiscal year began, was gradually reduced to slightly less than four years by the end of July. We have increased our investment position in mortgage-backed securities by about 5 percent during the past two months. Currently, there is a nearly 50/50 balance between government agency mortgage-backed securities and non-mortgage government debt securities. The shortening of the average duration earlier this year was based on the belief that rates had declined prematurely. This strategy proved correct as interest rates did increase in July and August. Recently, with rates up, we have extended maturities in the portfolio.

IN CLOSING

We appreciate your investment in the Fortis U.S. Government Securities Fund. If you have any questions, please call us or talk with your investment professional.

Sincerely,

/s/ DEAN C. KOPPERUD
Dean C. Kopperud
President

/s/ DENNIS M. OTT
Dennis M. Ott
Vice President

Dated: July 19, 1995

FORTIS U.S. GOVERNMENT SECURITIES FUND
CLASS A, B, C AND H TOTAL RETURNS

                                                     WITHOUT    WITH
                                                      SALES     SALES
                                                     CHARGE    CHARGE
Class A shares+                                      +10.07 %   +5.12 %

                                                     WITHOUT    WITH
                                                      CDSC     CDSC++
Class B shares+                                       +9.47 %   +5.87 %
Class C shares+                                       +9.35 %   +8.35 %
Class H shares+                                       +9.47 %   +5.87 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, E and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A and E have a maximum sales charge of 4.50%, Class B and H have a CDSC of 4.00% if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase.
 + Since November 14, 1994 -- Date shares were first offered to the public
++ Assumes redemption on July 31, 1995.

FORTIS U.S. GOVERNMENT SECURITIES FUND CLASS E SHARES

Value of $10,000 invested August 1, 1985

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

FORTIS U.S. GOVERNMENT SECURITIES
               FUND
Average Annual Total Return
                                                       1 Year                     5 Year                    10 Year
Class E*                                               +2.86%                     +6.22%                     +8.26%
Class E**                                              +7.71%                     +7.20%                     +8.76%
                                                  Lehman Bros.           U.S. Government
                                                 Intermediate                 Securities
                                               Gov't Index***               Fund Class E
08/01/85                                                10000                       9550
86                                                      11759                      11397
87                                                      12286                      12017
88                                                      13141                      12941
89                                                      14805                      14523
90                                                      15849                      15625
91                                                      17465                      17294
92                                                      19874                      19406
93                                                      21500                      21107
94                                                      21724                      20535
95                                                      23561                      22119

                        Annual period ended July 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of government bonds with an average maturity of three to four years.

FORTIS FINANCIAL GROUP'S OTHER PRODUCTS AND SERVICES

MUTUAL FUNDS/PORTFOLIOS

Fortis Advantage Portfolios, Inc.
ASSET ALLOCATION PORTFOLIO
CAPITAL APPRECIATION PORTFOLIO
GOVERNMENT TOTAL RETURN PORTFOLIO
HIGH YIELD PORTFOLIO

Fortis Capital Fund

Fortis Fiduciary Fund, Inc.

Fortis Global Growth Portfolio

Fortis Growth Fund, Inc.

Fortis Money Fund

Fortis Tax-Free Portfolios, Inc.
MINNESOTA PORTFOLIO
NATIONAL PORTFOLIO
NEW YORK PORTFOLIO

Fortis U.S. Government
Securities Fund

FIXED AND VARIABLE ANNUITIES

Fortis Opportunity Fixed
  & Variable Annuity
Masters Variable Annuity
FIXED ACCOUNT
MONEY MARKET
U.S. GOVERNMENT SECURITIES
DIVERSIFIED INCOME
GLOBAL BOND
HIGH YIELD
ASSET ALLOCATION
GLOBAL ASSET ALLOCATION
GROWTH & INCOME
GROWTH STOCK
GLOBAL GROWTH
INTERNATIONAL STOCK
AGGRESSIVE GROWTH

Fortune Fixed Annuities
SINGLE PREMIUM ANNUITY
FLEXIBLE PREMIUM ANNUITY

Income Annuities
GUARANTEED FOR LIFE
GUARANTEED FOR A SPECIFIC PERIOD

LIFE AND DISABILITY

WALL STREET SERIES VUL 220 & VUL 500

FIXED ACCOUNT
MONEY MARKET
U.S. GOVERNMENT SECURITIES
DIVERSIFIED INCOME
GLOBAL BOND
HIGH YIELD
ASSET ALLOCATION
GLOBAL ASSET ALLOCATION
GROWTH & INCOME
GROWTH STOCK
GLOBAL GROWTH
INTERNATIONAL STOCK
AGGRESSIVE GROWTH

Adaptable Life
Universal Life
Disability

FOR MORE COMPLETE INFORMATION, INCLUDING CHARGES AND EXPENSES, SEND FOR A PROSPECTUS. WRITE TO: FORTIS INVESTORS, INC., P.O. BOX 64284, ST. PAUL, MN 55164. READ IT CAREFULLY BEFORE INVESTING OR SENDING MONEY.

FORTIS U.S. GOVERNMENT SECURITIES FUND
Schedule of Investments
July 31, 1995

U.S. GOVERNMENT SECURITIES-99.56%

--------------------------------------------------------------------------------
 Principal                                                      Market
  Amount                                        Cost (a)       Value (b)
-----------                                   -------------  -------------
             FEDERAL HOME LOAN MORTGAGE CORPORATION-9.09%
             MORTGAGE BACKED SECURITIES:
$18,656,985  8.00% 2001-2002................  $  19,123,409  $  19,094,248
  5,933,756  9.00% 2022.....................      6,310,178      6,174,814
 10,546,129  9.50% 2016.....................     11,348,624     11,066,844
    426,504  10.50% 2015....................        458,626        463,690
    248,872  11.25% 2013....................        270,026        274,537
  1,044,017  11.50% 2015-2019...............      1,136,684      1,155,269
  1,265,083  11.75% 2010-2015...............      1,383,795      1,405,033
                                              -------------  -------------
                                                 40,031,342     39,634,435
                                              -------------  -------------
             REMICS:
  2,404,831  9.00% Trust #136-D PAC 2020....      2,416,855      2,459,467
    108,257  100.00% Trust #1364-L Interest
               only strip I/O-ette 2005
               (e)..........................        489,148      1,623,856
                                              -------------  -------------
                                                  2,906,003      4,083,323
                                              -------------  -------------
             TOTAL FEDERAL HOME LOAN
               MORTGAGE CORPORATION.........     42,937,345     43,717,758
                                              -------------  -------------
             FEDERAL NATIONAL MORTGAGE ASSOCIATION-28.80%
             MORTGAGE BACKED SECURITIES:
 15,000,000  7.00% 2025 (g).................     14,771,875     14,625,000
 21,227,505  7.50% 2022-2024................     21,085,186     21,161,169
 15,080,429  8.00% 2024.....................     14,434,798     15,311,340
 11,963,741  8.00% 2024-2025................     11,754,656     12,146,930
    226,337  9.00% 2020.....................        224,145        235,391
  2,315,203  9.75% 2020.....................      2,497,526      2,471,838
  1,882,841  10.00% 2020....................      2,054,062      2,045,236
  1,517,640  10.50% 2012-2018...............      1,612,790      1,663,238
    404,443  10.75% 2013....................        416,576        445,772
  4,561,957  11.00% 2015-2020...............      4,901,940      5,056,641
    588,197  11.25% 2013....................        617,607        654,002
    417,628  12.00% 2014-2016...............        444,651        469,179
    789,482  12.50% 2015....................        891,621        892,361
                                              -------------  -------------
                                                 75,707,433     77,178,097
                                              -------------  -------------
             NOTES:
 10,000,000  6.85% 2000 (f).................     10,000,000     10,014,870
  9,000,000  7.40% 2004 (f).................      9,476,700      9,404,775
 16,750,000  7.65% 2005 (f).................     16,879,211     17,850,106
 13,000,000  8.50% 2005 (f).................     13,453,900     13,911,833
                                              -------------  -------------
                                                 49,809,811     51,181,584
                                              -------------  -------------
             REMIC-PAC'S:
  3,161,624  7.50% Trust #1991-136G 2019....      3,278,703      3,174,046
  6,500,000  9.00% Trust #1991-39J 2021.....      6,638,125      6,846,899
    158,899  13.50% Trust #1989-98G 2017....        184,522        162,149
                                              -------------  -------------
                                                 10,101,350     10,183,094
                                              -------------  -------------
             TOTAL FEDERAL NATIONAL MORTGAGE
               ASSOCIATION..................    135,618,594    138,542,775
                                              -------------  -------------

 Principal                                                      Market
  Amount                                        Cost (a)       Value (b)
-----------                                   -------------  -------------

             GOVERNMENT NATIONAL MORTGAGE
             ASSOCIATION-11.49%
             MORTGAGE BACKED SECURITIES:
$ 8,332,978  7.50% 2022.....................  $   8,348,603  $   8,319,954
 18,622,484  9.00% 2016-2022................     19,560,292     19,504,064
  7,721,670  9.50% 2017-2019................      8,136,895      8,194,622
 17,186,184  9.50% 2019.....................     17,865,576     18,045,494
  1,066,600  11.00% 2015-2018...............      1,149,150      1,167,927
     66,368  11.25% 2015....................         70,477         73,720
                                              -------------  -------------
                                                 55,130,993     55,305,781
                                              -------------  -------------
             OTHER DIRECT FEDERAL
             OBLIGATIONS-5.42%
             FEDERAL HOME LOAN BANK:
 25,150,000  7.31% 2004.....................     25,062,544     26,076,048
                                              -------------  -------------
             OTHER GOVERNMENT AGENCIES-0.80%
             RESOLUTION FUNDING CORPORATION:
 15,000,000  7.42% Zero Coupon Strip 2014
               (c)                                3,772,245      3,849,135
                                              -------------  -------------
             U.S. TREASURY SECURITIES-43.96%
             BOND:
 33,500,000  8.125% 2021 (f)................     35,000,234     38,190,000
                                              -------------  -------------
             NOTES:
 34,500,000  6.75% 2000 (f).................     35,346,875     35,254,688
  4,400,000  7.25% 1996 (f).................      4,424,063      4,466,000
 15,000,000  7.875% 1996 (f)................     15,189,844     15,173,415
 20,000,000  8.25% 1998 (f).................     22,813,281     21,181,220
 25,000,000  8.75% 1997 (f).................     27,978,516     26,429,650
 20,000,000  8.875% 1998 (f)................     21,665,625     21,643,720
 33,000,000  9.00% 1998 (f).................     35,873,438     35,485,263
 13,350,000  9.375% 1996 (f)................     14,317,977     13,683,750
                                              -------------  -------------
                                                177,609,619    173,317,706
                                              -------------  -------------
             TOTAL U.S. TREASURY
               SECURITIES...................    212,609,853    211,507,706
                                              -------------  -------------
             TOTAL U.S. GOVERNMENT
               SECURITIES...................  $ 475,131,574  $ 478,999,203
                                              -------------  -------------
                                              -------------  -------------

SHORT-TERM INVESTMENTS-0.10%

--------------------------------------------------------------------------------
Principal                                                       Market
 Amount                                                        Value (b)
---------                                                    -------------
           MASTER NOTE:
$ 505,350  Federated Treasury Obligation Fund, Current
             rate -- 5.70%.................................  $     505,350
                                                             -------------
           TOTAL INVESTMENTS IN SECURITIES
               (COST: $475,636,924) (A)....................  $ 479,504,553
                                                             -------------
                                                             -------------

 (a) At July 31, 1995, the cost of securities for federal income tax purposes was $476,309,686 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

     Unrealized appreciation...........................   $  8,872,246
     Unrealized depreciation...........................     (5,677,379)
     -----------------------------------------------------------------
     Net unrealized appreciation.......................   $  3,194,867
     -----------------------------------------------------------------

 (b) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (c) The interest rate disclosed for these securities represents the original issue discount yields on the date of acquisition.
 (d) Note:Percentage of investments as shown is the ratio of the total market value to total net assets.
 (e) The interest rate disclosed for the interest only strip represents the effective yield at July 31, 1995 based upon the estimated timing and amount of future cash flows. This investment has been identified by portfolio management as an illiquid security. The aggregate value of this security at July 31, 1995 is $1,623,856 which represents .34% of total net assets.
 (f) Security is fully or partially on loan at July 31, 1995. See Note A of accompanying Notes to Financial Statements.
 (g) The cost of securities purchased on a when-issued basis at July 31, 1995 is $14,771,875.

Fortis U.S. Government Securities Fund

Statement of Assets and Liabilities

July 31, 1995

--------------------------------------------------------------------------------

ASSETS
  Investments in securities, as detailed in the accompanying schedule, at market (cost $475,636,924) (Note A)....  $ 479,504,553
  Collateral for securities lending transactions (Note A)........................................................    252,179,800
  Receivables:
    Investment securities sold...................................................................................     10,866,864
    Interest and dividends.......................................................................................      6,767,642
    Subscriptions of capital stock...............................................................................        105,824
  Deferred registration costs (Note A)...........................................................................         43,544
                                                                                                                   -------------
TOTAL ASSETS.....................................................................................................    749,468,227
                                                                                                                   -------------
LIABILITIES
  Cash portion of dividends payable..............................................................................        924,673
  Payable upon return of securities loaned (Note A)..............................................................    252,179,800
  Payable for investment securities purchased....................................................................     14,771,875
  Redemptions of capital stock...................................................................................        129,849
  Payable for investment advisory and management fees............................................................        293,744
  Payable for distribution fees..................................................................................            745
  Accounts payable and accrued expenses..........................................................................         30,751
                                                                                                                   -------------
TOTAL LIABILITIES................................................................................................    268,331,437
                                                                                                                   -------------
NET ASSETS
  Net proceeds of capital stock, par value $.01 per share - authorized 10,000,000,000 shares.....................    537,043,809
  Unrealized appreciation of investments.........................................................................      3,867,629
  Excess of distributions over net investment income.............................................................        (17,686)
  Accumulated net realized loss from sale of investments.........................................................    (59,756,962)
                                                                                                                   -------------
TOTAL NET ASSETS.................................................................................................  $ 481,136,790
                                                                                                                   -------------
                                                                                                                   -------------
SHARES OUTSTANDING AND NET ASSET VALUE PER SHARE:
  Class A shares (based on net assets of $4,908,726 and 544,097 shares outstanding)..............................          $9.02
                                                                                                                   -------------
  Class B shares (based on net assets of $482,701 and 53,530 shares outstanding).................................          $9.02
                                                                                                                   -------------
  Class C shares (based on net assets of $326,166 and 36,194 shares outstanding).................................          $9.01
                                                                                                                   -------------
  Class E shares (based on net assets of $470,596,689 and 52,149,917 shares outstanding).........................          $9.02
                                                                                                                   -------------
  Class H shares (based on net assets of $4,822,508 and 534,676 shares outstanding)..............................          $9.02
                                                                                                                   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS U.S. GOVERNMENT SECURITIES FUND

Statement of Operations

For the Year Ended July 31, 1995

--------------------------------------------------------------------------------

NET INVESTMENT INCOME:
  Income
    Interest income..............................................................................................  $41,392,499
    Fee income (Note A)..........................................................................................      321,417
                                                                                                                   ------------
  Total Income...................................................................................................   41,713,916
                                                                                                                   ------------
  Expenses:
    Investment advisory and management fees (Note B).............................................................    3,576,719
    Distribution fees (Class A) (Note B).........................................................................        4,306
    Distribution fees (Class B) (Note B).........................................................................        1,773
    Distribution fees (Class C) (Note B).........................................................................        1,062
    Distribution fees (Class H) (Note B).........................................................................       16,010
    Legal and auditing fees (Note B).............................................................................       72,056
    Custodian fees...............................................................................................       62,744
    Shareholders' notices and reports............................................................................      112,706
    Registration fees............................................................................................       67,862
    Directors' fees and expenses.................................................................................       46,526
    Other........................................................................................................       46,734
                                                                                                                   ------------
  Total Expenses.................................................................................................    4,008,498
  Less reimbursable expenses (Note B)............................................................................      (84,896)
                                                                                                                   ------------
  Net Expenses...................................................................................................    3,923,602
                                                                                                                   ------------
NET INVESTMENT INCOME............................................................................................   37,790,314
                                                                                                                   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE A):
  Net realized loss from security transactions...................................................................  (33,680,898)
  Net change in unrealized appreciation (depreciation) of investments in securities..............................   31,855,826
                                                                                                                   ------------
NET LOSS ON INVESTMENTS..........................................................................................   (1,825,072)
                                                                                                                   ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.............................................................  $35,965,242
                                                                                                                   ------------
                                                                                                                   ------------

FORTIS U.S. GOVERNMENT SECURITIES FUND

Statement of Changes in Net Assets

--------------------------------------------------------------------------------
                                                                                                                  FOR THE
                                                                                                                YEAR ENDED
                                                                                                               JULY 31, 1995
                                                                                                              ---------------
OPERATIONS
  Net investment income.....................................................................................  $    37,790,314
  Net realized loss from security transactions..............................................................      (33,680,898)
  Net change in unrealized appreciation (depreciation) of investments.......................................       31,855,826
                                                                                                              ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.............................................       35,965,242
                                                                                                              ---------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A.................................................................................................         (123,171)
    Class B.................................................................................................          (11,070)
    Class C.................................................................................................           (6,511)
    Class E.................................................................................................      (37,768,650)
    Class H.................................................................................................         (101,319)
  Excess distributions of net realized gains
    Class E.................................................................................................          (56,382)
                                                                                                              ---------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS.........................................................................      (38,067,103)
                                                                                                              ---------------
CAPITAL STOCK TRANSACTIONS (NOTE B):
  Proceeds from sale of shares
    Class A (656,757 shares)................................................................................        5,829,103
    Class B (55,065 shares).................................................................................          487,212
    Class C (36,045 shares).................................................................................          318,057
    Class E (3,223,444 and 5,018,611 shares)................................................................       28,470,321
    Class H (588,648 shares)................................................................................        5,220,767
  Proceeds from shares issued as a result of reinvested dividends
    Class A (10,355 shares).................................................................................           92,733
    Class B (701 shares)....................................................................................            6,291
    Class C (507 shares)....................................................................................            4,548
    Class E (2,842,973 and 1,871,208 shares)................................................................       25,132,842
    Class H (8,959 shares)..................................................................................           80,178
  Less cost of repurchase of shares
    Class A (123,015 shares)................................................................................       (1,099,885)
    Class B (2,236 shares)..................................................................................          (20,025)
    Class C (358 shares)....................................................................................           (3,216)
    Class E (15,398,667 and 10,418,385 shares)..............................................................     (135,996,432)
    Class H (62,931 shares).................................................................................         (558,515)
                                                                                                              ---------------
NET DECREASE IN NET ASSETS FROM SHARE TRANSACTIONS..........................................................      (72,036,021)
                                                                                                              ---------------
TOTAL DECREASE IN NET ASSETS................................................................................      (74,137,882)
NET ASSETS:
  Beginning of period.......................................................................................      555,274,672
                                                                                                              ---------------
  End of period (includes undistributed (excess of distributions over) net investment income of ($17,686)
    and $202,721, respectively).............................................................................  $   481,136,790
                                                                                                              ---------------
                                                                                                              ---------------


                                                                                                                 FOR THE
                                                                                                               SEVEN-MONTH
                                                                                                               PERIOD ENDED
                                                                                                              JULY 31, 1994
                                                                                                                 (NOTE C)
                                                                                                              --------------
OPERATIONS
  Net investment income.....................................................................................  $   26,704,011
  Net realized loss from security transactions..............................................................     (25,969,017)
  Net change in unrealized appreciation (depreciation) of investments.......................................     (28,114,831)
                                                                                                              --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.............................................     (27,379,837)
                                                                                                              --------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A.................................................................................................              --
    Class B.................................................................................................              --
    Class C.................................................................................................              --
    Class E.................................................................................................     (26,606,994)
    Class H.................................................................................................              --
  Excess distributions of net realized gains
    Class E.................................................................................................              --
                                                                                                              --------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS.........................................................................     (26,606,994)
                                                                                                              --------------
CAPITAL STOCK TRANSACTIONS (NOTE B):
  Proceeds from sale of shares
    Class A (656,757 shares)................................................................................              --
    Class B (55,065 shares).................................................................................              --
    Class C (36,045 shares).................................................................................              --
    Class E (3,223,444 and 5,018,611 shares)................................................................      47,438,736
    Class H (588,648 shares)................................................................................              --
  Proceeds from shares issued as a result of reinvested dividends
    Class A (10,355 shares).................................................................................              --
    Class B (701 shares)....................................................................................              --
    Class C (507 shares)....................................................................................              --
    Class E (2,842,973 and 1,871,208 shares)................................................................      17,392,603
    Class H (8,959 shares)..................................................................................              --
  Less cost of repurchase of shares
    Class A (123,015 shares)................................................................................              --
    Class B (2,236 shares)..................................................................................              --
    Class C (358 shares)....................................................................................              --
    Class E (15,398,667 and 10,418,385 shares)..............................................................     (97,546,638)
    Class H (62,931 shares).................................................................................              --
                                                                                                              --------------
NET DECREASE IN NET ASSETS FROM SHARE TRANSACTIONS..........................................................     (32,715,299)
                                                                                                              --------------
TOTAL DECREASE IN NET ASSETS................................................................................     (86,702,130)
NET ASSETS:
  Beginning of period.......................................................................................     641,976,802
                                                                                                              --------------
  End of period (includes undistributed (excess of distributions over) net investment income of ($17,686)
    and $202,721, respectively).............................................................................  $  555,274,672
                                                                                                              --------------
                                                                                                              --------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS U.S. GOVERNMENT SECURITIES FUND

Notes to Financial Statements

--------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: The fund is a diversified series of Fortis Income Portfolios, Inc., an open-end management investment company. The primary investment objective of the fund is a high level of current income consistent with prudent investment risk. This objective is sought principally by investment in debt securities issued, guaranteed, insured or collateralized by the U.S. Government, its agencies, or its instrumentalities. The Articles of Incorporation of Fortis Income Portfolio permit the Board of Directors to create additional portfolios in the future.

   The fund offers Class A, Class B, Class C, Class E and Class H shares. Class E shares are only available to existing shareholders on November 14, 1994. Class A and E shares are sold with a front-end sales charge. Class B and H shares are sold without a front-end sales charge and may be subject to a contingent deferred sales charge for six years, and such shares automatically convert to Class A after eight years. Class C shares are sold without a front-end sales charge and may be subject to a contingent deferred sales charge for one year. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that the level of distribution fees charged differs between classes. Income, expenses (other than expenses incurred under each class's distribution agreement) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

  SECURITY VALUATION: Long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service. Short-term investments with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost.

  SECURITIES PURCHASED ON A WHEN-ISSUED BASIS: Delivery and payment for securities that have been purchased by the fund on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities are subject to market fluctuations and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. At July 31, 1995, the fund had entered into outstanding when-issued or forward commitments of $14,771,875.

  SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME: Security transactions are accounted for on the trade date. Interest income is recorded on the accrual basis. Realized security gains and losses are determined using the identified cost method. For financial reporting purposes, except for original issue discount, the fund does not amortize long-term bond premium and discount.

   For the fiscal year ended July 31, 1995, the cost of purchases and proceeds from sales of securities (other than short-term securities) aggregated $375,090,148 and $423,132,157, respectively.

  LENDING OF PORTFOLIO SECURITIES: At July 31, 1995, securities valued at $242,279,288 were on loan to brokers from the Fund. For collateral, the Fund's custodian received $252,179,800 in cash which is maintained in a separate account and invested by the custodian in short term investment vehicles. Fee income from securities lending amounted to $321,417 for the fiscal year ended July 31, 1995. The risks to the Fund in security lending transactions are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than amounts required to be returned to the borrowers.

  DEFERRED COSTS: Registration costs are deferred and charged to income over the registration period.

  FEDERAL TAXES: The fund intends to qualify, under the Internal Revenue Code, as a regulated investment company and if so qualified, will not have to pay federal income taxes to the extent its taxable net income is distributed. On a calendar year basis, the fund intends to distribute substantially all of its net investment income and realized gains, if any, to avoid the payment of federal excise taxes.

   Net investment income and net realized gains differ for financial statement and tax purposes primarily because of the recognition of market discount as ordinary income and the deferral of "wash sale" losses for tax purposes. The character of distributions made during the year from net investment income or net realized gains may, therefore, differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund. The effect on dividend distributions of certain current year permanent book-to-tax differences is reflected as excess distributions of net realized gains in the statements of changes in net assets.

   For federal income tax purposes the fund had a capital loss carryover of $59,084,201 at July 31, 1995, which, if not offset by subsequent capital gains, will expire in 2002 through 2004. It is unlikely the Board of Directors will authorize a distribution of any net realized gains until the available capital loss carryover has been offset or expired.

  INCOME AND CAPITAL GAINS DISTRIBUTIONS: Distributions from net investment income are declared daily and paid monthly. The fund will generally make annual distributions of any realized capital gains as required by law. These income and capital gains distributions may be reinvested in additional shares of the fund at net asset value without any charge to the shareholder or payable in cash.

B. PAYMENTS TO RELATED PARTIES: Fortis Advisers, Inc., is the investment adviser for the fund. Investment advisory and management fees are computed at an annual rate of .8% of the first $50 million of average daily net assets and .7% of net assets in excess of $50 million. In addition, effective June 1, 1993, if fees and other operating expenses (excluding interest expense, taxes, brokerage fees and commmissions) exceed .77% of the average daily net assets, for the two-year period commencing June 1, 1993, such excess will be reimbursed by Fortis Advisers, Inc. During the ten-month period ended May 31, 1995, Advisers waived $84,896 of its advisory fee in accordance with these limits.

   In addition to the investment advisory and management fee, Classes A, B, C and H pay Fortis Investors, Inc. (the fund's principal underwriter) distribution fees equal to .25% (Class A) and 1.00% (Class B, C and H) of average daily net assets (of the respective classes) on an annual basis, to be used to compensate those who sell shares of the fund and to pay certain other expenses of selling fund shares. Fortis Investors, Inc., also received sales charges (paid by purchasers or redeemers of the fund's shares) aggregating $160,575 for Class A, $289 for Class B, $4 for Class C, $2,477 for Class H, and $639,641 for Class E for the year ended July 31, 1995.

   Legal fees and expenses aggregating $47,156 for the fiscal year ended July 31, 1995, were paid to a law firm of which the secretary of the fund is a partner.

FORTIS U.S. GOVERNMENT SECURITIES FUND

--------------------------------------------------------------------------------

C. CHANGE IN ACCOUNTING PERIOD: Effective July 31, 1994, Fortis U.S. Government Securities Fund changed its Fiscal accounting and tax year-end to July 31 (previously December 31).

D. At the special shareholders' meeting of August 23, 1994, the Amended and Restated Articles of Incorporation were approved which allows the Fund to issue multiple class shares effective November 14, 1994.

--------------------------------------------------------------------------------

E. FINANCIAL HIGHLIGHTS: Selected per share historical data was as follows:

                                                                             Class E
                                                    ----------------------------------------------------------
                                                     Year Ended July 31,          Year Ended December 31,
                                                    ----------------------   ---------------------------------
                                                       1995       1994**       1993        1992        1991
--------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $  9.03      $    9.87   $    9.86   $   10.16   $    9.76
                                                    ----------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........................      .67            .42         .75         .84         .88
  Net realized and unrealized gains (losses) on
    investments...................................     (.01)          (.84)        .05        (.30)        .41
                                                    ----------   ---------   ---------   ---------   ---------
Total from operations.............................      .66           (.42)        .80         .54        1.29
                                                    ----------   ---------   ---------   ---------   ---------
Distribution to shareholders:
  From investment income-net......................     (.67)          (.42)       (.75)       (.84)       (.89)
  From realized gains.............................       --             --        (.04)         --          --
                                                    ----------   ---------   ---------   ---------   ---------
Total distributions to shareholders...............     (.67)          (.42)       (.79)       (.84)       (.89)
                                                    ----------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $  9.02      $    9.03   $    9.87   $    9.86   $   10.16
                                                    ----------   ---------   ---------   ---------   ---------
Total Return@.....................................     7.71%         (4.29%)      8.31%       5.60%      13.90%
Net assets end of period (000s omitted)...........  $470,597     $ 555,275   $ 641,977   $ 587,996   $ 452,222
Ratio of expenses to average daily net assets.....      .77%           .77%*       .76%        .72%        .72%
Ratio of net investment income to average daily
 net assets.......................................     7.51%          7.72%*      7.43%       8.48%       8.88%
Portfolio turnover rate...........................       76%            85%        157%        128%         95%
@These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 *Annualized.
**For the seven-month period ended July 31, 1994.

                                                     Class A     Class B     Class C     Class H
                                                      1995+       1995+       1995+       1995+
-------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $  8.63     $  8.63     $  8.63     $  8.63
                                                    ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........................      .46         .41         .41         .41
  Net realized and unrealized gains (losses) on
    investments...................................      .39         .39         .38         .39
                                                    ---------   ---------   ---------   ---------
Total from operations.............................      .85         .80         .79         .80
                                                    ---------   ---------   ---------   ---------
Distribution to shareholders:
  From investment income-net......................     (.46)       (.41)       (.41)       (.41)
  From realized gains.............................       --          --          --          --
                                                    ---------   ---------   ---------   ---------
Total distributions to shareholders...............     (.46)       (.41)       (.41)       (.41)
                                                    ---------   ---------   ---------   ---------
Net asset value, end of period....................  $  9.02     $  9.02     $  9.01     $  9.02
                                                    ---------   ---------   ---------   ---------
Total Return@.....................................    10.07%       9.47%       9.35%       9.47%
Net assets end of period (000s omitted)...........  $ 4,909     $   483     $   326     $ 4,823
Ratio of expenses to average daily net assets.....     1.02%*      1.77%*      1.77%*      1.77%*
Ratio of net investment income to average daily
 net assets.......................................     7.01%*      6.24%*      6.24%*      6.24%*
Portfolio turnover rate...........................       76%**       76%**       76%**       76%**
@These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 *Annualized.
**For the year ended July 31, 1995. Portfolio turnover computed at fund level.
 +For the period from November 14, 1994 (commencement of operations) to July 31, 1995.

FEDERAL INCOME TAX INFORMATION:

For the fiscal year ended July 31, 1995:

--------------------------------------------------------------------------------

INCOME DISTRIBUTIONS -- taxable as income, 0% qualifying for deduction by corporations. Distributions from net investment income were paid monthly through July, 1995, see totals below. Under certain state laws, dividends paid by a regulated investment company, which are derived from interest on federal obligations, may not be taxable to residents of that state. Please consult your tax advisor for the reporting of these amounts. The source of dividends paid by the fund through July, 1995, was as follows:

Direct Federal Obligations:
  U.S. Treasury................................................       3.47%
  Other........................................................       4.57
                                                                 ---------
    Total Direct Federal Obligations...........................       8.04
      Other Securities.........................................      91.96
                                                                 ---------
                                                                    100.00%
                                                                 ---------

   Detailed below are the per share distributions made for the fiscal year ended July 31, 1995.

                              Fortis U.S. Government Securities
                        ---------------------------------------------
                                          Per Share
                        ---------------------------------------------
Payable Date              Class E     Class A*     Class B, C and H*
---------------------------------------------------------------------
August 31, 1994.......   $   0.057    $  N/A           $  N/A
September 30, 1994....       0.057       N/A              N/A
October 31, 1994......       0.057       N/A              N/A
November 30, 1994.....       0.056        0.034            0.030
December 30, 1994.....       0.056        0.054            0.048
January 31, 1995......       0.056        0.054            0.048
February 28, 1995.....       0.056        0.054            0.048
March 31, 1995........       0.056        0.054            0.048
April 28, 1995........       0.056        0.054            0.048
May 31, 1995..........       0.054        0.052            0.047
June 30, 1995.........       0.054        0.052            0.047
July 31, 1995.........       0.054        0.052            0.047
                        -----------  -----------         -------
                         $   0.669    $   0.460        $   0.411
                        -----------  -----------         -------
*Period from November 14, 1994 (Date shares were first offered to the public) to July 31, 1995.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Fortis Income Portfolios, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments in securities, of Fortis U.S. Government Securities Fund (a fund within Fortis Income Portfolios, Inc.) as of July 31, 1995 and the related statement of operations for the year then ended, the statements of changes in net assets for the year ended July 31, 1995 and the seven-month period ended July 31, 1994 and the financial highlights for the year ended July 31, 1995, the seven-month period ended July 31, 1994 and each of the years in the three-year period ended December 31, 1993. These financial statements and the financial highlights are the responsibility of fund management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities purchased and sold but not received or delivered, we request confirmations from brokers, and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Fortis U.S. Government Securities Fund at July 31, 1995, and the results of its operations for the year then ended, the changes in its net assets for the year ended July 31, 1995 and the seven-month period ended July 31, 1994 and the financial highlights for the year ended July 31, 1995, the seven-month period ended July 31, 1994 and each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 8, 1995

DIRECTORS                                                                                          OFFICERS


RICHARD W. CUTTING               DEAN C. KOPPERUD                 THOMAS R. PELLETT                DEAN C. KOPPERUD
CPA and Financial                President and Director           Prior to January, 1991,          President and Director
  Consultant                     Fortis Advisers, Inc.              Senior Vice                    STEPHEN M. POLING
ALLEN R. FREEDMAN                Fortis Investors, Inc.             President-Administration       Vice President
Chairman and Chief               Senior Vice President and          and Corporate Affairs          DENNIS M. OTT
  Executive Officer                Director of Fortis Benefits      and Director                   Vice President
Fortis, Inc.;                      Insurance Company              Pet, Inc.                        JAMES S. BYRD
Managing Director of             Senior Vice President of         ROBB L. PRINCE                   Vice President
Fortis International, N.V.         Time Insurance                 Prior to July, 1995              ROBERT C. LINDBERG
DR. ROBERT M. GAVIN                Company                          Vice President and             Vice President
President                        EDWARD M. MAHONEY                  Treasurer                      KEITH R. THOMSON
Macalester College               Prior to January, 1995,          Jostens, Inc.                    Vice President
BENJAMIN S. JAFFRAY                Chairman and Chief             LEONARD J. SANTOW                ROBERT W. BELTZ, JR.
Chairman                           Executive Officer              Principal                        Vice President
Sheffield Group, Ltd.            Fortis Advisers, Inc.            Griggs & Santow, Inc.            THOMAS D. GUALDONI
JEAN L. KING                     Fortis Investors, Inc.           JOSEPH M. WIKLER                 Vice President
President                                                         Investment Consultant and        LARRY A. MEDIN
Communi-King                                                        Private Investor               Vice President
                                                                  Prior to January, 1994,          JON H. NICHOLSON
                                                                    Director of Research,          Vice President
                                                                    Chief Investment Officer,      JOHN W. NORTON
                                                                    Principal, and Director        Vice President
                                                                    The Rothschild Co.             DAVID A. PETERSON
                                                                                                   Vice President
                                                                                                   MICHAEL J. RADMER
                                                                                                   Secretary
                                                                                                   TAMARA L. FAGELY
                                                                                                   Treasurer
                                                                                                   DAVID G. CARROLL
                                                                                                   2nd Vice President
                                                                                                   CHRIS J. NEUHARTH
                                                                                                   2nd Vice President
INVESTMENT MANAGER,              CUSTODIAN
  REGISTRAR AND                  First Bank
  TRANSFER AGENT                   National Association
Fortis Advisers, Inc.            Minneapolis, Minnesota
Box 64284                        GENERAL COUNSEL
St. Paul, Minnesota 55164        Dorsey & Whitney P.L.L.P.
PRINCIPAL UNDERWRITER            Minneapolis, Minnesota
Fortis Investors, Inc.           INDEPENDENT AUDITORS
Box 64284                        KPMG Peat Marwick LLP
St. Paul, Minnesota 55164        Minneapolis, Minnesota

THE USE OF THIS MATERIAL IS AUTHORIZED ONLY WHEN PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

FORTIS FINANCIAL GROUP         Fortis Financial Group (FFG) is a premier              With more than $5 billion in assets under
                           provider of insurance and investment portfolios        management, FFG is part of Fortis, a $100 billion
                           whose fund manager, Fortis Advisers, Inc. has          worldwide financial services and insurance
                           established a nationwide reputation for money          organization represented in 11 countries.
                           management. Through Fortis Investors, Inc., FFG            Like the Fortis name, which comes
                           offers mutual funds, annuities and variable            from the Latin for steadfast, our focus is on the
                           universal life insurance. Life and disability          long-term in all we do: the relationships we
                           products are issued and underwritten by Time           build, the performance we seek, the service we
                           Insurance Company and Fortis Benefits Insurance        provide and the products we offer.
                           Company.

    [LOGO]
                                ----------------
                                   Bulk Rate
FORTIS FINANCIAL GROUP
                                   US Postage
P.O. Box 64284
                                      PAID
St. Paul, MN 55164
                                Permit No. 3794
                                Minneapolis, MN
                               ------------------

FORTIS U.S. GOVERNMENT
SECURITIES FUND
    [LOGO]
        PRINTED ON RECYCLED PAPER WITH
        40% PRECONSUMER WASTE AND
        10% POST CONSUMER WASTE.
        PLEASE RECYCLE.

95167 (Ed. 9/95)

FORTIS
ADVANTAGE
PORTFOLIOS,
INC.

(A series fund with four separate
portfolios, each with different
goals and investment policies:
Capital Appreciation Portfolio,
High Yield Portfolio, Asset
Allocation Portfolio, and
Government Total Return Portfolio)


PROSPECTUS DATED
March 1, 1995

MAILING ADDRESS:    STREET ADDRESS:        TELEPHONE: (612)738-4000
P.O. BOX 64284      500 BIELENBERG DRIVE   TOLL FREE
ST. PAUL            WOODBURY               1-(800) 800-2638
MINNESOTA 55164     MINNESOTA 55125        (X 3012 OR 3014)

Fortis Advantage Portfolios, Inc. ("Fortis Advantage") is a diversified, open-end management investment company that is intended to provide a range of investment alternatives through its four separate investment portfolios (the "Portfolios"), each of which is, for investment purposes, in effect a separate fund with its own separate goals and investment policies. A separate series of capital shares is issued for each Portfolio. Each Portfolio's shares are of four classes (A, B, H, and C), each with different sales arrangements and expenses.

- The investment objective of "Capital Appreciation Portfolio" is maximum long-term capital appreciation by investing primarily in equity securities of small and medium sized companies that are early in their life cycles but which have the potential to become major enterprises ("emerging growth companies"), and of more established companies that have the potential for above-average capital growth.

- The investment objective of "High Yield Portfolio" is maximum current income by investing primarily in high-yielding, fixed-income securities which, in the opinion of the Portfolio's investment adviser, do not subject High Yield Portfolio to unreasonable investment risk. The Portfolio invests primarily in high-yield, high-risk securities and therefore may not be suitable for all investors. (See "Investment Objectives and Policies of the Portfolios--High Yield Portfolio--Risks of Transactions in High-Yielding Securities.")

- The investment objective of "Asset Allocation Portfolio" is maximum total return on invested capital, to be derived primarily from capital appreciation, dividends, and interest, by following a flexible asset allocation strategy that contemplates shifts among a wide range of investments and markets. The Portfolio may invest up to 30% of its assets in the types of high yield securities in which the High Yield Portfolio may invest.

- The investment objective of "Government Total Return Portfolio" is a high level of current income consistent with liquidity and preservation of principal by investing primarily in a broad range of obligations issued or guaranteed by the United States Government or its agencies and instrumentalities. Capital appreciation is a secondary objective.

This Prospectus concisely sets forth the information a prospective investor should know about Fortis Advantage before investing. Investors should retain this Prospectus for future reference. Fortis Advantage has filed a Statement of Additional Information (also dated March 1, 1995) with the Securities and Exchange Commission. The Statement of Additional Information is available free of charge from Fortis Investors, Inc. ("Investors") at the above mailing address of Fortis Advantage, and is incorporated by reference into this Prospectus in accordance with the Commission's rules. SHARES IN FORTIS ADVANTAGE ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK; ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; AND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[LOGO]

TABLE OF CONTENTS

                                                                          PAGE
Class Shares..........................................................         2
Summary of Portfolio Expenses.........................................         3
Financial Highlights..................................................         4
Organization and Classification.......................................         6
Investment Objectives and Policies....................................         7
    - Capital Appreciation Portfolio..................................         7
    - High Yield Portfolio............................................         8
    - Asset Allocation Portfolio......................................        10
    - Government Total Return Portfolio...............................        11
    - Other Investment Practices of the Portfolios....................        14
Management............................................................        17
    - Board of Directors..............................................        17
    - The Investment Adviser/Transfer Agent/Dividend Agent............        17
    - The Underwriter and Distribution Expenses.......................        17
    - Expenses and Allocations Among Portfolios.......................        19
    - Brokerage Allocation............................................        19
Capital Stock.........................................................        19
Shareholder Inquiries.................................................        19
Dividends and Capital Gains Distributions.............................        19
Taxation..............................................................        20
How to Buy Portfolio Shares...........................................        20
    - General Purchase Information....................................        20
    - Alternative Purchase Arrangements...............................        21
    - Class A Shares--Initial Sales Charge Alternative................        21
    - Class B and H Shares--Contingent Deferred Sales
      Charge Alternatives............................................         23
    - Class C Shares--Level Sales Charge Alternative..................        23
Valuation of Securities...............................................        24
Redemption............................................................        25
    - Contingent Deferred Sales Charge................................        26
Corporate Bond, Preferred Stock, and Commercial Paper Ratings.........  Appendix
Systematic Investment Plan Authorization Agreement....................        31

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Fortis Advantage or Investors. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer

CLASS SHARES

Each Portfolio offers investors the choice of four classes of shares with different sales charges and expenses. These alternatives permit choosing the most beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances.

CLASS A SHARES. Generally, an investor who purchases Class A shares pays a sales charge at the time of purchase. As a result, Class A shares are not subject to any charges when they are redeemed (except for sales at net asset value in excess of $1 million which may be subject to a contingent deferred sales charge). The initial sales charge may be reduced or waived for certain purchases. Class A shares are subject to an annual Rule 12b-1 fee as a percentage of average daily net assets attributable to Class A shares as follows:

Asset Allocation Portfolio ...............................................  .45%
Capital Appreciation Portfolio ...........................................  .45%
High Yield Portfolio .....................................................  .35%
Government Total Return Portfolio ........................................  .35%

This fee is lower than the other classes and therefore Class A shares have lower expenses and pay higher dividends. See "How to Buy Portfolio Shares--Class A Shares."

CLASS B AND H SHARES. The only difference between Class B and H shares is the percentage of dealer concession paid to dealers. This difference does not in any way affect the charges on an investor's shares. Class B and H shares both are sold without an initial sales charge, but are subject to a contingent deferred sales charge of 4% if redeemed within two years of purchase, with declining charges for redemptions thereafter up to six years after purchase. Class B and H shares are also subject to a higher annual Rule 12b-1 fee than Class A shares--1.00% of the Fund's average daily net assets attributable to Class B or H shares, as applicable. However, after eight years, Class B and H shares automatically will be converted to Class A shares at no charge to the investor, resulting in a lower Rule 12b-1 fee thereafter. Class B and H shares provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee and any other class specific expenses. See "How to Buy Portfolio Shares--Class B and H Shares."

CLASS C SHARES. As with Class B and H shares, Class C shares: 1) are sold without an initial sales charge, but are subject to a contingent deferred sales charge; 2) are subject to the higher annual Rule 12b-1 fee of 1.00% of the Portfolio's average daily net assets attributable to Class C shares; and 3) provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee and any other class specific expenses. While Class C shares, unlike Classes B and H, do not convert to Class A shares, they are subject to a lower contingent deferred sales charge (1%) than Class B or H shares and do not have to be held for as long a time (one year) to avoid paying the contingent deferred sales charge. See "How to Buy Portfolio Shares--Class C Shares."

IN SELECTING A PURCHASE ALTERNATIVE, YOU SHOULD CONSIDER, AMONG OTHER THINGS,
(1) the length of time you expect to hold your investment, (2) the amount of any applicable sales charge (whether imposed at the time of purchase or redemption) and Rule 12b-1 fees, as noted above, (3) whether you qualify for any reduction or waiver of any applicable sales charge--if you are exempt from the sales charge, you must invest in Class A shares, (4) the various exchange privileges among the different classes of shares and (5) the fact that Class B and H shares automatically convert to Class A shares eight years after purchase.

SUMMARY OF PORTFOLIO
EXPENSES

The Portfolios' front-end and asset-based sales charges are within the limitations imposed by the NASD. Such charges are shown below:

SHAREHOLDER TRANSACTION EXPENSES



MAXIMUM SALES
CHARGE IMPOSED                    CAPITAL          HIGH         ASSET        GOVERNMENT
ON PURCHASES                    APPRECIATION       YIELD      ALLOCATION    TOTAL RETURN
(AS A PERCENTAGE                   PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
OF OFFERING PRICE)              --------------------------------------------------------

Class A Shares..............       4.5%*           4.5%*         4.5%*         4.5%*
Class B and H Shares........      0.00%**         0.00%**       0.00%**       0.00%**
Class C Shares..............      0.00%**         0.00%**       0.00%**       0.00%**


MAXIMUM DEFERRED
SALES CHARGE (AS
A PERCENTAGE OF
ORIGINAL PURCHASE                 CAPITAL          HIGH         ASSET        GOVERNMENT
PRICE OR REDEMPTION             APPRECIATION       YIELD      ALLOCATION    TOTAL RETURN
PROCEEDS, AS                      PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
APPLICABLE)                     --------------------------------------------------------

Class A Shares..............          ***             ***           ***           ***
Class B and H Shares........       4.0%            4.0%          4.0%          4.0%
Class C Shares..............       1.0%            1.0%          1.0%          1.0%

  *Since the Portfolios also pay an asset based sales charge, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by NASD rules.

 **Class B, H and C shares are sold without a front end sales charge, but their contingent deferred sales charge and Rule 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charges.

***A contingent deferred sales charge of 1.00% is imposed on certain redemptions of Class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more. See "How to Buy Portfolio Shares--Class A Shares."

ANNUAL PORTFOLIO OPERATING EXPENSES
(AS A % OF AVERAGE NET ASSETS)

                                          CAPITAL APPRECIATION
                                                PORTFOLIO
                               -------------------------------------------
                                 CLASS A       CLASS B AND      CLASS C
                                  SHARES        H SHARES         SHARES
                               -------------------------------------------
Management Fees..............         1.00%          1.00%           1.00%
12b-1 fees...................          .45%          1.00%           1.00%
Other Expenses...............          .17%           .17%            .17%
    Total Portfolio Operating
     Expenses................         1.62%          2.17%           2.17%


                                               HIGH YIELD
                                                PORTFOLIO
                               -------------------------------------------
                                 CLASS A       CLASS B AND      CLASS C
                                  SHARES        H SHARES         SHARES
                               -------------------------------------------
Management Fees..............          .75%           .75%            .75%
12b-1 fees...................          .35%          1.00%           1.00%
Other Expenses...............          .13%           .13%            .13%
    Total Portfolio Operating
     Expenses................         1.23%          1.88%           1.88%


                                            ASSET ALLOCATION
                                                PORTFOLIO
                               -------------------------------------------
                                 CLASS A       CLASS B AND      CLASS C
                                  SHARES        H SHARES         SHARES
                               -------------------------------------------
Management Fees..............          .98%           .98%            .98%
12b-1 fees...................          .45%          1.00%           1.00%
Other Expenses...............          .12%           .12%            .12%
    Total Portfolio Operating
     Expenses................         1.55%          2.10%           2.10%


                                            GOVERNMENT TOTAL
                                            RETURN PORTFOLIO
                               -------------------------------------------
                                 CLASS A       CLASS B AND      CLASS C
                                  SHARES        H SHARES         SHARES
                               -------------------------------------------
Management Fees..............          .78%           .78%            .78%
12b-1 fees...................          .35%          1.00%           1.00%
Other Expenses...............          .15%           .15%            .15%
    Total Portfolio Operating
     Expenses................         1.28%          1.93%           1.93%

The purpose of these tables is to assist the investor in understanding the various costs and expenses that an investor in Fortis Advantage will bear, whether directly or indirectly. For a more complete description of the various costs and expenses, see "Management" and "How to Buy Portfolio Shares." The information set forth in the table reflects actual expenses incurred during fiscal 1994 for Class A shares only since they were the only shares outstanding during such year.

EXAMPLE

You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period. This example includes conversion of Class B and H shares to Class A shares after eight years and a waiver of deferred sales charges on Class B and H shares of 10% of the amount invested. See "Contingent Deferred Sales Charge--Class B, H, and C Shares."

                                         CAPITAL APPRECIATION PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class A Shares.................     $61          $94          $129         $229
Class B and H Shares...........     $58          $95          $134         $236
Class C Shares.................     $32          $68          $116         $250

                                               HIGH YIELD PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class A Shares.................     $57          $82          $110         $187
Class B and H Shares...........     $55          $86          $120         $203
Class C Shares.................     $29          $51          $102         $220


                                            ASSET ALLOCATION PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class A Shares.................     $60          $92          $126         $221
Class B and H Shares...........     $57          $93          $131         $229
Class C Shares.................     $31          $66          $113         $243


                                        GOVERNMENT TOTAL RETURN PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class A Shares.................     $57          $84          $112         $193
Class B and H Shares...........     $56          $88          $122         $209
Class C Shares.................     $30          $61          $104         $225

Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          CAPITAL APPRECIATION PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class B and H Shares...........     $22          $68          $116         $236
Class C Shares.................     $22          $68          $116         $250


                                               HIGH YIELD PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class B and H Shares...........     $19          $59          $102         $203
Class C Shares.................     $19          $59          $102         $220

                                            ASSET ALLOCATION PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class B and H Shares...........     $21          $66          $113         $229
Class C Shares.................     $21          $66          $113         $243


                                        GOVERNMENT TOTAL RETURN PORTFOLIO
                               --------------------------------------------------
                                  1 YEAR       3 YEARS      5 YEARS     10 YEARS
                               --------------------------------------------------
Class B and H Shares...........     $20          $61          $104         $209
Class C Shares.................     $20          $61          $104         $225

The above example should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)

The information below has been derived from audited financial statements and should be read in conjunction with the financial statements of Fortis Advantage found in its 1994 Annual Report to Shareholders. Data is only presented for Class A shares because no other classes shares were outstanding during the periods presented.

                                                        FOR THE YEAR ENDED OCTOBER 31,
                                    ----------------------------------------------------------------------
CAPITAL APPRECIATION PORTFOLIO         1994        1993        1992        1991        1990        1989         1988*
--------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning
  of period.......................     $   27.38   $   19.85   $   19.80   $   11.58   $   15.44   $   10.80   $   10.00
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income (loss)-net**..          (.12)       (.30)       (.17)       (.14)       (.07)        .05         .06
  Net realized and unrealized gain
   (loss) on investments..........         (2.45)       7.83         .22        8.36       (3.06)       4.70         .74
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total from operations.............         (2.57)       7.53         .05        8.22       (3.13)       4.75         .80
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......            --          --          --          --        (.02)       (.11)         --
  From net realized gains.........         (1.76)         --          --          --        (.71)         --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total distributions to
 shareholders.....................         (1.76)         --          --          --        (.73)       (.11)         --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net asset value, end of period....     $   23.05   $   27.38   $   19.85   $   19.80   $   11.58   $   15.44   $   10.80
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total return***...................         (9.56%)     37.93%        .25%      70.98%     (21.21%)     44.38%       8.00%
Net assets at end of period (000's
 omitted).........................     $  68,352   $  58,434   $  43,207   $  29,992   $  15,194   $  13,046   $   4,144
Ratio of expenses to average daily
 net assets.......................          1.62%       1.62%       1.68%       1.82%       1.88%       1.97%       1.95%****
Ratio of net investment income
 (loss) to average daily net
 assets...........................          (.61%)     (1.23%)      (.88%)      (.97%)      (.56%)       .29%       1.54%****
Portfolio turnover rate...........            36%         60%         43%         93%         62%         69%         65%

------------------------------
   *January 4, 1988 to October 31, 1988.
  **Per share amounts compiled based upon average shares outstanding during the period.
 ***These are the Portfolio's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
****Annualized.


                                                        FOR THE YEAR ENDED OCTOBER 31,
                                    ----------------------------------------------------------------------
HIGH YIELD PORTFOLIO                   1994        1993        1992        1991        1990        1989         1988*
--------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
 period...........................     $    8.65   $    8.00   $    7.82   $    5.72   $    8.59   $    9.92   $   10.00
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........           .86         .87         .85         .95        1.04        1.22         .92
  Net realized and unrealized gain
   (loss) on investments..........          (.72)        .68         .22        2.03       (2.73)      (1.35)       (.07)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total from operations.............           .14        1.55        1.07        2.98       (1.69)       (.13)        .85
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......          (.89)       (.89)       (.85)       (.88)      (1.12)      (1.20)       (.93)
  Excess distributions of net
   realized gains.................            --        (.01)       (.04)         --          --          --          --
  From net realized gains.........            --          --          --          --        (.06)         --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total distributions to
 shareholders.....................          (.89)       (.90)       (.89)       (.88)      (1.18)      (1.20)       (.93)
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net asset value, end of period....     $    7.90   $    8.65   $    8.00   $    7.82   $    5.72   $    8.59   $    9.92
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total return**....................          1.48%      20.33%      14.20%      55.78%     (21.56%)     (1.79%)      8.85%
Net assets at end of period (000's
 omitted).........................     $  98,611   $  73,395   $  45,628   $  31,250   $  17,484   $  21,814   $  14,709
Ratio of expenses to average daily
 net assets.......................          1.23%       1.29%       1.33%       1.51%       1.53%       1.52%       1.35%***
Ratio of net investment income to
 average daily net assets.........         10.18%      10.43%      10.34%      13.80%      14.16%      12.77%      11.55%***
Portfolio turnover rate...........            63%         95%         80%         61%         65%         52%         63%

------------------------------
  *January 4, 1988 to October 31, 1988.
 **These are the Portfolios' total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
***Annualized.

                                                        FOR THE YEAR ENDED OCTOBER 31,
                                    ----------------------------------------------------------------------
ASSET ALLOCATION PORTFOLIO             1994        1993        1992        1991        1990        1989         1988*
--------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of
 period...........................     $   15.43   $   14.00   $   13.34   $   10.72   $   11.91   $   10.37   $   10.00
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........           .37         .42         .53         .50         .42         .45         .32
  Net realized and unrealized gain
   (loss) on investments..........          (.31)       1.52         .96        2.37       (1.00)       1.54         .05
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total from operations.............           .06        1.94        1.49        2.87        (.58)       1.99         .37
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......          (.33)       (.51)       (.82)       (.25)       (.61)       (.45)         --
  From net realized gains.........          (.72)         --          --          --          --          --          --
  Excess distributions of net
   realized gains.................            --          --        (.01)         --          --          --          --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total distributions to
 shareholders.....................         (1.05)       (.51)       (.83)       (.25)       (.61)       (.45)         --
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net asset value, end of period....     $   14.44   $   15.43   $   14.00   $   13.34   $   10.72   $   11.91   $   10.37
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total return***...................          0.48%      14.20%      11.55%      27.25%      (5.27%)     20.10%       3.80%
Net assets at end of period (000's
 omitted).........................     $ 119,395   $ 108,488   $  89,674   $  27,270   $  21,691   $   8,820   $   6,889
Ratio of expenses to average daily
 net assets.......................          1.55%       1.58%       1.58%       1.83%       1.98%       1.95%       1.95%**
Ratio of net investment income to
 average daily net assets.........          2.60        2.90%       4.05%       4.11%       3.89%       4.62%       5.55%**
Portfolio turnover rate...........            94%        103%         45%         64%        112%         67%         52%

------------------------------
  *January 4, 1988 to October 31, 1988.
 **Annualized.
***These are the Portfolio's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.

                                                            FOR THE PERIOD
                                   FOR THE YEAR ENDED       APRIL 27, 1991   FOR THE PERIOD
GOVERNMENT                             OCTOBER 31,                 TO        MAY 1, 1990 TO       YEAR ENDED APRIL 30,  MAY 28, 1986
 TOTAL RETURN                 ----------------------------     OCTOBER 31,      APRIL 26,   --------------------------- TO APRIL 30,
 PORTFOLIO                       1994      1993      1992         1991*        1991(A)(C)  1990(A)   1989(A)(B) 1988(A)    1987(A)
-----------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of period........  $  9.01   $  8.88   $  9.11      $  9.06      $  8.91      $  8.85    $  9.15    $  9.48  $  9.75
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Operations:
  Investment income-net.....      .52       .52       .63          .31          .85          .78        .65        .60      .45
  Net realized and
    unrealized gain (loss)
    on investments..........    (1.16)      .33      (.13)         .13          .12          .06       (.15)      (.08)    (.23)
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Total from operations.......     (.64)      .85       .50          .44          .97          .84        .50        .52      .22
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Distributions to shareholders:
  From investment income-
   net......................     (.52)     (.53)     (.59)        (.37)        (.82)        (.78)      (.65)      (.60)    (.45)
  Excess distributions of
    net realized gains.......    (.12)     (.19)     (.14)        (.02)          --           --         --         --       --
  From net realized gains....      --        --        --           --           --           --       (.15)      (.25)    (.04)
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Total distributions to
 shareholders...............     (.64)     (.72)     (.73)        (.39)        (.82)        (.78)      (.80)      (.85)    (.49)
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Net asset
 value, end of
 period.....................  $  7.73   $  9.01   $  8.88      $  9.11      $  9.06      $  8.91    $  8.85    $  9.15  $  9.48
                              -------   -------   -------      -------      -------      -------    -------    -------  -------
Total return@...............    (7.38%)    9.87%     5.73%        4.98%       11.27%        9.73%      5.64%      5.65%    4.92%
Net assets at end of period
 (000's omitted)............  $70,041   $90,138   $94,336      $70,912      $75,605      $89,998    $82,503    $74,101  $16,865
Ratio of expenses to average
 daily net assets...........     1.28%     1.25%     1.25%        1.25%+       1.25%+       1.57%      1.93%      2.10%    2.27%(d)+
Ratio of net investment
 income to average daily
 net assets.................     6.20%     5.81%     6.64%        6.74%+       9.37%+       8.56%      7.29%      6.40%    4.74%+
Portfolio turnover rate.....      135%      113%      122%         118%         101%         111%       145%       241%     276%

* Fortis Advisers, Inc. assumed management of the fund on April 27, 1991 (formerly Olympus U.S. Government Plus Fund).
+   Annualized.
@ These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
(a) Based upon the weighted average number of shares outstanding during the period.
(b) Prior to January 9, 1989, the Olympus U.S. Government Plus Fund (the "Olympus Fund"), a predecessor of the Government Total Return Portfolio, was managed by Continental Equities Corporation of America (see "Organization and Classification of Fortis Advantage").
(c) The Olympus Fund was managed by Furman Selz Capital Management from January 9, 1989 to April 26, 1991 (see "Organization and Classification of Fortis Advantage").
(d) The expenses ratio was 3.60% prior to reimbursement during this period.
------------------------------

Each Portfolio may advertise its "cumulative total return," "average annual total return," "systematic investment plan cumulative total return," and "systematic investment plan average annual total return," and may compare such figures to recognized indices. High Yield Portfolio and Government Total Return Portfolio may advertise their "yield." When they advertise yield, they will also advertise "average annual total return" for the most recent one, five, and ten year periods, along with other performance data. Performance figures are calculated separately for each class of shares, and figures for each class will be presented. Each Portfolio may advertise its relative performance as compiled by outside organizations such as Lipper Analytical or Wiesenberger, or refer to publications which have mentioned Fortis Advantage, Fortis Advisers, or their personnel, and also may advertise other performance items as set forth in the Statement of Additional Information. The performance discussion required by the Securities and Exchange Commission is found in Fortis Advantage's Annual Report to Shareholders and will be made available without charge upon request.

ORGANIZATION AND CLASSIFICATION

Fortis Advantage was incorporated under Minnesota law in 1987 and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act") as an "open-end diversified management investment company".

Fortis Advantage is currently comprised of four separate Portfolios--the Capital Appreciation Portfolio, the High Yield Portfolio, the Asset Allocation Portfolio, and the Government Total Return Portfolio. Each Portfolio is, for investment purposes, in effect a separate investment fund. A separate series of capital shares is issued for each Portfolio. Each share issued with respect to a Portfolio has a pro-rata interest in the assets of that Portfolio and has no interest in the assets of any other Portfolio. Each Portfolio bears its own liabilities and also its proportionate share of the general liabilities of Fortis Advantage. In other respects, Fortis Advantage is treated as one entity.

Government Total Return Portfolio commenced operations on April 29, 1991 as a result of the transfer of substantially all of the assets of the Olympus U.S. Government Plus Fund (the "Olympus Fund"), a series of the Olympus Funds Trust, to Government Total Return Portfolio. The Olympus Fund was managed by Furman Selz Capital Management prior to that date.

INVESTMENT OBJECTIVES AND POLICIES

Since each Portfolio has different investment objectives, each can be expected to have different investment results and incur different market and financial risks. There can be no assurance that any of these objectives will be met. Fortis Advantage may in the future establish other Portfolios with different investment objectives without the approval of the shareholders of the existing Portfolios. The investment objectives of the Portfolios and, except as otherwise noted, their investment policies, could be changed without shareholder approval. Any change in a Portfolio investment objective may result in the Portfolio having an investment objective which is different from that which an investor deemed appropriate to his or her objectives at the time of investment.

CAPITAL APPRECIATION PORTFOLIO

The investment objective of Capital Appreciation Portfolio is maximum long-term capital appreciation by investing primarily in equity securities of small and medium sized companies that are early in their life cycles, but which have the potential to become major enterprises, and of more established companies that have the potential for above-average capital growth. Dividend and interest income from securities, if any, is incidental to the Portfolio's investment objective of long-term growth of capital.

Capital Appreciation Portfolio's policy is to invest, under normal circumstances, at least 65% of its assets (exclusive of collateral in connection with securities lending) in: (a) common stocks of small and medium-sized companies that are early in their life cycles, but which have the potential to become major enterprises ("emerging growth companies"); and (b) equity securities of some more established companies whose rates of earnings growth are expected to accelerate because of special factors such as new products, changes in consumer demand, basic changes in the economic environment, or rejuvenated management. Emerging growth companies generally have annual gross revenues ranging from $10 million to $1 billion, would be expected to show earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation, and would have products, management, and market opportunities which are usually necessary to become more widely recognized as growth companies.

While Capital Appreciation Portfolio will invest primarily in common stocks, the Portfolio may, to a limited extent, seek appreciation in other types of securities such as foreign or convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The Portfolio may also write covered call and secured put options and purchase call and put options on securities and stock indexes in an effort to increase total return and for hedging purposes, and may purchase and sell stock index futures contracts and options thereon for hedging purposes. (See "Other Investment Practices of the Portfolios," below.)

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets, or financial resources, and they may be dependent on one-person management. The securities of emerging growth companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of Capital Appreciation Portfolio, therefore, are subject to greater fluctuation in value than shares of a conservative equity fund or of a growth fund which invests entirely in more established growth stocks.

As set forth above, Capital Appreciation Portfolio, under normal economic conditions, will be principally invested in equity securities. However, when Fortis Advisers, Inc. ("Advisers"), the investment adviser of Fortis Advantage, considers a more defensive posture appropriate, the Portfolio temporarily can be 100% invested in commercial paper, obligations of banks or the United States Government, and other high quality, short-term debt instruments.

HIGH YIELD PORTFOLIO

The investment objective of High Yield Portfolio is maximum current income by investing primarily in a diversified portfolio of high-yielding, fixed-income securities (sometimes referred to as "junk bonds") which, in the opinion of Advisers, do not subject High Yield Portfolio to unreasonable investment risk. In choosing investment securities for High Yield Portfolio, Advisers may also consider capital appreciation potential, but only when consistent with the primary objective of current income. Under normal economic circumstances, High Yield Portfolio will be at least 65% (exclusive of collateral in connection with securities lending) invested in lower grade (as explained below) debt securities, convertible securities, options on debt securities, interest rate futures contracts and options thereon, common and preferred stocks, and other equity securities when these types of investments are consistent with the Portfolio's investment objective of high current income. The Portfolio's remaining assets may be held in cash or cash equivalents or invested in investment grade debt instruments.

The higher yields that High Yield Portfolio seeks are usually available from lower-rated securities--those rated Baa or lower by Moody's Investors Service, Inc. ("Moody's") or BBB or lower by Standard & Poor's Corporation ("S&P"), or comparably rated by another nationally recognized rating agency, and unrated securities of similar quality. This is an aggressive approach to income investing and is subject to greater risk than investing in higher quality securities. The Portfolio may invest without limitation in any "eligible" rating category. The lowest eligible rating categories in which the Portfolio will invest are Caa as determined by Moody's and CCC as determined by S&P, or comparably rated by another nationally recognized rating agency, except that up to 10% of the Portfolio's assets (at the time of investment) may be invested in "non-performing" securities rated lower than these categories. Securities in the Caa/CCC rating categories are considered to be of poor standing and are predominantly speculative. Lower ratings may reflect a greater possibility that the financial condition of the issuer, or adverse changes in general economic conditions, or both, may impair the ability of the issuer to make payments of interest and principal. Additionally, investments in securities rated Caa or CCC involve significant risk exposure to adverse conditions. Such securities may be in default, or there may be present elements of danger with respect to the payment of principal or interest. "Non-performing" securities are highly speculative. For a description of ratings assigned by both Moody's and S&P, see Appendix.

The prices and yields of lower rated securities generally fluctuate more than higher quality securities, and such prices may decline significantly in periods of general economic difficulty or rising interest rates. Advisers reserves the right to adopt a defensive approach by temporarily investing up to 100% of High Yield Portfolio's assets in investment grade debt securities and commercial paper, and/or in obligations of banks or the United States Government.

In considering investments for High Yield Portfolio, Advisers will attempt to identify high-yielding securities of issuer companies whose financial condition has improved or is expected to improve in the future. Advisers will not rely exclusively on ratings assigned by Moody's and S&P in this process, but, in appropriate circumstances, may perform its own credit analysis as well. Adviser's analysis focuses on relative values, based on such factors as interest or dividend coverage, asset coverage, earnings prospects, and the experience and managerial strength of the issuer companies.

Because High Yield Portfolio invests primarily in securities in the lower rating categories, investors should carefully consider their ability to assume the risks involved before making an investment in the High Yield Portfolio.

High Yield Portfolio may invest in CMOs and multi-class pass-through securities to the same extent as Government Total Return Portfolio. (See "Government Total Return Portfolio".)

PAYMENT-IN-KIND DEBENTURES. High Yield Portfolio may invest in debentures the interest on which may be paid in other securities rather than cash ("PIKs"). Typically, during a specified term prior to the debenture's maturity, the issuer of a PlK may provide for the option or the obligation to make interest payments in debentures, common stock, or other instruments (i.e., "in kind" rather than in cash). The type of instrument in which interest may or will be paid would be known by Fortis Advantage at the time of the investment. The investment restrictions regarding corporate bond quality are applicable to High Yield Portfolio's investments in PIKs as well as to the securities which may constitute interest payments on PIKs. While PIKs generate income for generally accepted accounting standards purposes, they do not generate cash flow and thus could cause High Yield Portfolio to be forced to liquidate securities at an inopportune time in order to distribute cash, as required by the Internal Revenue Code.

RISKS OF TRANSACTIONS IN HIGH-YIELDING SECURITIES. Participation in high-yielding securities transactions generally involves greater returns in the form of higher average yields. However, participation in such transactions involves greater risks, often related to sensitivity to interest rates, economic changes, solvency, and relative liquidity in the secondary trading market.

The high yielding securities market is still relatively new and its recent growth paralleled a long period of economic expansion and an increase in merger, acquisition, and leveraged buyout activity. High yielding securities are especially subject to adverse changes in general economic conditions, to changes in the financial condition of their issuers, and to price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of high yielding securities may experience financial stress that could adversely their ability to make payments of principal and interest and increase the possibility of default.

Yields on high yield securities will fluctuate over time. The prices of high-yielding securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn or substantial period of rising interest rates highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. If the issuer of a security held by High Yield Portfolio defaulted, High Yield Portfolio may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of high-yielding securities and the Portfolio's asset value. Furthermore, in the case of high-yielding securities structured as zero coupon or PIKs, their market prices are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash.

High-yielding securities present risks based on payment expectations. For example, high-yielding securities may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, High Yield Portfolio would have to replace the security with a lower-yielding security, resulting in a decreased return for investors. Conversely, a high-yielding security's value will decrease in a rising interest rate market, as will the value of such Portfolio's assets. If High Yield Portfolio experiences unexpected net redemptions, this may force it to sell its high-yielding securities, without regard to their investment merits, thereby decreasing the asset base upon which such Portfolio's expenses can be spread and possibly reducing the rate of return.

To the extent that there is no established secondary market, there may be thin trading of high-yielding securities. This may adversely affect the ability of Fortis Advantage's Board of Directors to accurately value high-yielding securities and High Yield Portfolio's assets and the Portfolio's ability to dispose of the securities. Securities valuation becomes more difficult and judgment plays a greater role in valuation because there is less reliable, objective data available. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high-yielding securities, especially in a thinly traded market. Illiquid or restricted high-yielding securities purchased by High Yield Portfolio may involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.

Certain risks are associated with applying credit ratings as a method for evaluating high-yielding securities. For example, credit ratings evaluate the safety of principal and interest payments, not market value risk of high-yielding securities. Since credit rating agencies may fail to timely change the credit ratings to reflect subsequent events, Advisers continuously monitors the issuers of high-yielding securities held by High Yield Portfolio to determine if the issuers will have sufficient cash flow and profits to meet required principal and interest payments, and to assure the securities' liquidity so High Yield Portfolio can meet redemption requests. The achievement of the investment objective of High Yield Portfolio may be more dependent upon Advisers' own credit analysis than is the case for higher quality bonds. Also, High Yield Portfolio may retain a portfolio security whose rating has been changed if the security otherwise meets the Portfolio's investment objective and investment criteria.

The table below shows the weighted average percentages of High Yield Portfolio's long-term bond investments during the fiscal year ended October 31, 1994, represented by

(1) bonds rated by a nationally recognized statistical rating organization, separated into each rating category, and (2) all unrated bonds as a group.


STANDARD & POOR'S RATING              PERCENT OF TOTAL
(OR EQUIVALENT)                         INVESTMENTS
-----------------------------------  ------------------
AAA................................             .2%
AA.................................              0%
A..................................              0%
BBB................................              0%
BB.................................            3.0%
B..................................           65.8%
CCC................................           13.9%
Below CCC..........................            2.4%
All unrated bonds
 as a group........................           14.7%
                                             -----
                                             100.0%

ASSET ALLOCATION PORTFOLIO

The investment objective of Asset Allocation Portfolio is maximum total return on invested capital, to be derived primarily from capital appreciation, dividends, and interest. Asset Allocation Portfolio will endeavor to achieve its investment objective by following a flexible asset allocation strategy that contemplates shifts, which may be frequent, among a wide range of investments and markets. Asset Allocation Portfolio will invest in equity securities of domestic and foreign issuers, including common stocks, preferred stocks, convertible securities, and warrants; debt securities of domestic and foreign issuers, including bonds, debentures, and notes; and money market instruments. The Portfolio may also write covered call and secured put options and purchase call and put options on securities and securities indexes in an effort to increase current income and for hedging purposes, and may purchase and sell stock index and interest rate futures contracts and options thereon for hedging purposes. (See "Other Investment Practices of the Portfolios," below.)

Advisers has broad latitude in selecting the class of investments and market sectors in which the Portfolio will invest. Asset Allocation Portfolio will not be a "balanced" fund and, therefore, will not be required continually to maintain a portion of its investments in each of its permitted investment types.

Depending upon prevailing economic and market conditions, Asset Allocation Portfolio may at any given time be primarily comprised of equity securities (including debt securities convertible into equity securities), short-term money market securities, investment grade bonds and other debt securities, or any combination thereof. For example, during periods when Advisers believes that the overall return on equity securities will exceed the return on debt securities, Asset Allocation Portfolio may be fully or substantially invested in equity securities. In contrast, Asset Allocation Portfolio normally would be invested primarily in debt securities during periods when Advisers believes that the total return from investing in debt securities will exceed the return on equity securities. Finally, during periods when Advisers believes interest rates will rise, Asset Allocation Portfolio may be primarily invested in short-term money market securities.

Unlike shareholders of other Portfolios, a shareholder of Asset Allocation Portfolio confers substantially more investment discretion on the investment adviser, enabling the investment adviser to invest in a wide variety of investment securities.

EQUITY SECURITIES. Asset Allocation Portfolio may invest, without limitation, in equity securities, including common stocks, preferred stocks, and securities convertible into equity securities. In selecting investments in equity securities, Advisers primarily looks for the potential for capital appreciation. The Portfolio generally invests in equity securities of companies which, in Adviser's judgment, are undervalued and show promise of substantial capital appreciation because of new management, products, markets, or other factors.

U.S. GOVERNMENT SECURITIES. Asset Allocation Portfolio may invest, without limitation, in s issued or guaranteed by the United States Government, its agencies, or instrumentalities. Such securities include a variety of Treasury securities, which differ in their interest rates, maturities, and times of issuance. Treasury Bills have maturities of one year or less; Treasury Notes have maturities of one to ten years; and Treasury Bonds have maturities of greater than ten years. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, such as Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U.S. Treasury; others, such as those issued by the Federal National Mortgage Association, are supported by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, are supported only by the credit of the agency or instrumentality. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies and instrumentalities, no assurance can be given that it will always do so since it is not so obligated by law. Asset Allocation Portfolio will invest in such securities only when it is satisfied that the credit risk with respect to the issuer is acceptable.

Asset Allocation Portfolio may invest in CMOs and multi-class pass-through securities to the same extent as Government Total Return Portfolio. (See "Government Total Return Portfolio".)

OTHER DEBT AND MONEY MARKET SECURITIES. In addition to its investments in equity securities and in obligations of the United States Government, its agencies, and instrumentalities, Asset Allocation Portfolio may invest in a variety of long, intermediate, and short-term debt securities. Such instruments may include the following:

    (a) CORPORATE BONDS. Asset Allocation Portfolio may invest, without limitation, in corporate bonds rated within the four highest rating grades assigned by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and may invest up to 30% of its assets in lower rated bonds; however, the Portfolio will not invest in bonds rated below Caa by Moody's or CCC by S&P, or comparably rated by another nationally recognized rating agency;

    (b) BANK OBLIGATIONS. Asset Allocation Portfolio may invest in: (i) obligations (including certificates of deposit and bankers acceptances) of United States banks, savings and loan associations, and savings banks, which institutions have total assets (as of the date of their most recent annual financial statements at the time of investment) of not less than $1 billion;
    (ii) ]U.S. dollar denominated obligations of Canadian chartered banks, London branches of United States banks, and United States branches or agencies of foreign banks which meet the asset size referred to in (i) above; and (iii) obligations of the institutions referred to in (i) above which have total assets of less than $1 billion, provided that the amount of the obligations purchased does not exceed $100,000 for any one such institution, and the payment of the principal is insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation; and

    (c) COMMERCIAL PAPER. Asset Allocation Portfolio may invest, without limitation, in commercial paper issued by United States corporations or affiliated foreign corporations and rated (or guaranteed by a company whose commercial paper is rated) at the date of investment Prime-2 or higher by Moody's or A-2 or higher by S&P, or comparably rated by another nationally recognized rating agency, or, if not rated, issued by a corporation having an outstanding debt issue rated A or better by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and, if issued by an affiliated foreign corporation, such commercial paper (not to exceed in the aggregate 20% of the Portfolio's net assets) is U.S. dollar denominated and not subject at the time of purchase to foreign tax withholding.

As noted above, the Asset Allocation Portfolio may invest up to 30% of its assets in lower rated bonds. The Asset Allocation Portfolio may retain a portfolio security whose rating has been changed if the security otherwise meets the Portfolio's investment objective and investment criteria. Lower rated bonds in which the Asset Allocation Portfolio may invest include the high yield securities in which the High Yield Portfolio may invest. For risks connected with such investments, see "High Yield Portfolio-- Risks of Transactions in High-Yielding Securities," above. For the fiscal year ended October 31, 1994, the weighted average percentage of Asset Allocation Portfolio's long-term bond investments represented by certain securities is set forth in the following table:


STANDARD & POOR'S RATING              PERCENT OF TOTAL
(OR EQUIVALENT)                         INVESTMENTS
-----------------------------------  ------------------
AAA................................           61.5%
AA.................................            5.8%
A..................................            3.7%
BBB................................            7.1%
BB.................................            4.6%
B..................................           15.4%
CCC................................            1.9%
Below CCC..........................              0%
All unrated bonds as a group.......              0%
                                             -----
                                             100.0%

GOVERNMENT TOTAL RETURN PORTFOLIO

The investment objective of Government Total Return Portfolio is to provide investors with a high level of current income consistent with liquidity and the preservation of principal. It does so by investing primarily in a broad range of obligations issued or guaranteed by the United States Government or its agencies and instrumentalities ("U.S. Government Obligations"), including obligations issued by the Government National Mortgage Association. Under normal market conditions Government Total Return Portfolio will invest at least 80% of its net assets in U.S. Government Obligations, cash, and receivables.

The securities in Government Total Return Portfolio may have stated maturities of up to thirty or more years. The maturities of the portfolio securities held by Government Total Return Portfolio will vary depending on the Adviser's view of market conditions, but will generally not exceed 12 years as a result of prepayments. The obligations in which Government Total Return Portfolio invests may not yield as high a level of current income as longer-term or lower quality obligations. However, the maturities and high quality of the purchased securities are expected to result in higher liquidity and more stable yields during periods of changing interest rates.

Although Government Total Return Portfolio's primary investment objective is to seek a high level of current income, it will, when market conditions permit and consistent with the overall goal of preserving capital, seek capital appreciation. For example, since declines in general levels of interest rates will produce increases in the price of longer-term fixed income securities, Advisers, if it believes that prevailing levels of interest rates will fall, may lengthen the average maturity of the portfolio to take advantage of the effect of falling interest rates.

U.S. Government Obligations are debt securities either issued directly by the United States Government, such as Treasury bills, notes or bonds, or by United States Government-sponsored enterprises and federal agencies. Some obligations of agencies and instrumentalities of the United States Government are supported by the full faith and credit of the United States or by United States Treasury guarantees (such as "Ginnie Maes" or securities issued by the Export-Import
Bank); others, by the right of the issuer to borrow from the United States Treasury (such as obligations of the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association); and others, only by the credit of the agency or instrumentality issuing the obligation (such as obligations of the Federal Home Loan Banks). In the case of obligations not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment.

Although the payment of interest and principal on a portfolio security may be guaranteed by the United States Government or one of its agencies or instrumentalities, the net asset value of shares of Government Total Return Portfolio will fluctuate in response to changes in interest rates. In general, when interests rates rise, prices of fixed income securities held by Government Total Return Portfolio will decline. When interest rates decline, prices of fixed income securities held by Government Total Return Portfolio will rise. Interest rate fluctuation can be expected to affect the net asset value of Government Total Return Portfolio's shares.

MORTGAGE-BACKED SECURITIES. Government Total Return Portfolio may invest in mortgage-backed securities issued or guaranteed by United States Government agencies, such as the Government National Mortgage Association ("GNMA" or "Ginnie Maes"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). Mortgage-backed securities are securities that, directly or indirectly, represent a participation in (or are secured by and payable from) mortgage loans on real property. Mortgage-backed securities may represent the right to receive both principal and interest payments on underlying mortgages or may represent the right to receive varying proportions of such payments. See "Other Investment Practices of the Portfolios-Mortgage Related Securities", below, for more discussion of mortgage-backed securities.

FNMA is a federally chartered private corporation and FHLMC is a federally chartered corporation owned by the Federal Home Loan Banks. In contrast to Ginnie Maes, the full faith and credit of the United States Government does not support the obligations of either FNMA or FHLMC. Further, although FNMA or FHLMC may, under certain conditions, borrow from the United States Treasury, neither the United States Government nor any of its agencies are generally obligated to finance or assist FNMA or FHLMC.

CMOS AND MULTI-CLASS PASS-THROUGH SECURITIES. CMOs are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other mortgage-backed Securities. Multi-class pass-through securities are interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. Multi-class pass-through securities, CMOs, and classes thereof (including those discussed below) are examples of the types of financial instruments commonly referred to as "derivatives".

In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMOs, often referred to as a "tranche," is issued at a specified coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. Interest is paid or accrues on all classes of a CMO on a monthly, quarterly or semi-annual basis. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. In a common structure, payments of principal, including any principal prepayments, on the underlying mortgages are applied according to scheduled cash flow priorities to classes of the series of a CMO.

There are many classes of CMOs. There are IOs, which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the interest in an underlying pool of mortgage loans or mortgage-backed securities), ("Mortgage Assets"). There are also "POs", which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the principal of the underlying pool of Mortgage Assets. In addition, there are "inverse floaters", which have a coupon rate that moves in the reverse direction to an applicable index, and accrual (or "Z") bonds, which are described below.

As to IOs, POs, inverse floaters, and accrual bonds, not more than 7.5% of the Portfolio's net assets will be invested in any one of these items at any one time, and no more than 15% of the net assets of the Portfolio will be invested in all such obligations at any one time.

Inverse floating CMOs are typically more volatile than fixed or adjustable rate tranches of CMOs. Investments in inverse floating CMOs would be purchased by the Portfolio to attempt to protect against a reduction in the income earned on the Portfolio investments due to a decline in interest rates. The Portfolio would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates since the coupon rate thereon will decrease as interest rates increase, and, like other mortgage-backed securities, the value will decrease as interest rates increase.

The cash flows and yields on IO and PO classes are extremely sensitive to the rate of principal payments (including prepayments) on the related underlying pool of mortgage loans or mortgage-backed securities ("Mortgage Assets"). For example, a rapid or slow rate of principal payments may have a material adverse effect on the yield to maturity of IOs or POs, respectively. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, the holder of an IO may incur substantial losses, even if the IO class is rated AAA. Conversely, if the underlying Mortgage Assets experience slower than anticipated prepayments of principal, the yield and market value for the holder of a PO will be affected more severely than would be the case with a traditional Mortgage Backed Security.

However, if interest rates were expected to rise, the value of an IO might increase and may partially offset other bond value declines, and if rates were expected to fall, the inclusion of POs could balance lower reinvestment rates.

An accrual or "Z" bond holder is not entitled to receive cash payments until one or more other classes of the CMO have been paid in full from payments on the mortgage loans underlying the CMO. During the period in which cash payments are not being made on the Z tranche, interest accrues on the Z tranche at a stated rate, and this accrued interest is added to the amount of principal which is due to the holder of the Z tranche. After the other classes have been paid in full, cash payments are made on the Z tranche until its principal (including previously accrued interest which was added to principal, as described above) and accrued interest at the stated rate have been paid in full. Generally, the date upon which cash payments begin to be made on a Z tranche depends on the rate at which the mortgage loans underlying the CMO are prepaid, with a faster prepayment rate resulting in an earlier commencement of cash payments on the Z tranche. Like a zero coupon bond, during its accrual period the Z tranche of a CMO has the advantage of eliminating the risk of reinvesting interest payments at lower rates during a period of declining market interest rates. At the same time, however, and also like a zero coupon bond, the market value of a Z tranche can be expected to fluctuate more widely with changes in market interest rates than would the market value of a tranche which pays interest currently. Changes in market interest rates also can be expected to influence prepayment rates on the mortgage loans underlying the CMO of which a Z tranche is a part. As noted above, such changes in prepayment rates will affect the date at which cash payments begin to be made on a Z tranche, and therefore also will influence its market value.

OTHER INVESTMENTS. Government Total Return Portfolio may invest up to 20% of its net assets in debt securities which are not U.S. Government obligations, including (a) in corporate and bank money market instruments as described below, and (b) in corporate debt securities or debt securities of foreign government issuers denominated and payable in United States dollars and rated "Aaa" or "Aa" by Moody's Investors Service, Inc. ("Moody's") or "AAA" or "AA" by S&P, or comparably rated by another nationally recognized rating agency.

    (a) BANK OBLIGATIONS. These obligations include negotiable certificates of deposit, bankers acceptances and fixed time deposits. Fixed time deposits may be withdrawn on demand by Government Total Return Portfolio, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. Government Total Return Portfolio may not invest in fixed time deposits maturing in more than seven calendar days which are subject to withdrawal penalties.

    Government Total Return Portfolio will limit its investments in United States bank obligations to obligations of United States banks (including foreign branches) which have more than $1 billion in total


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

    assets at the time of investment and are members of the Federal Reserve System, are examined by the Comptroller of the Currency, or whose deposits are insured by the Federal Deposit Insurance Corporation. The Government Portfolio limits its investments in foreign bank obligations to United States dollar denominated obligations of foreign banks (including United States branches) which at the time of investment: (i) have more than $5 billion, or the equivalent in other currencies, in total assets; (ii) are among the 75 largest foreign banks in the world in terms of assets; (iii) have branches or agencies in the United States; and (iv) in the opinion of Advisers, are of an investment quality comparable to obligations of United States banks which may be purchased by the Portfolio.

    Obligations of foreign banks, as well as all foreign investments, involve somewhat different investment risks than those affecting obligations of United States banks, including the possibility that their liquidity could be impaired because of future political and economic developments, that the obligations may be less marketable than comparable obligations of United States banks, that a foreign jurisdiction might impose more taxes with respect to the obligations including withholding taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks or because the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to United States banks. Foreign banks may not be subject to examination by any United States Government agency or instrumentality.

    (b) COMMERCIAL PAPER. The commercial paper purchased by Government Total Return Portfolio consists of direct obligations of domestic and foreign issuers.

    (c) RATINGS. The United States bank obligations and commercial paper in which the Government Total Return Portfolio will invest will be obligations which at the time of investment are (i) rated "P1" or "P2" by Moody's or "A1" or "A2" or better by S&P, or comparably rated by another nationally recognized rating agency, (ii) issued or guaranteed as to principal and interest by issuers having an existing debt security rating of "Aa" or better by Moody's or "AA" or better by S&P, or comparably rated by another nationally recognized rating agency, or (iii) securities which, if not rated are, in the opinion of Advisers, of an investment quality comparable to rated commercial paper in which the Government Portfolio may invest.

OTHER INVESTMENT PRACTICES OF THE PORTFOLIOS

ILLIQUID SECURITIES. Policies which could be changed without shareholder approval prohibit: 1) more than 5% of the Portfolio's assets from being invested in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years; and 2) more than 15% of its net assets from being invested in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. For this purpose illiquid securities include, among others, (i) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (ii) options purchased over-the-counter and the cover for options written over-the-counter, and (iii) repurchase agreements not terminable within seven days. Securities that have been determined to be liquid by the Board of Directors of Fortis Advantage, or by Advisers subject to the oversight of such Board of Directors, will not be subject to this limitation. Commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act and securities that are eligible for resale under Rule 144A under the 1933 Act that have legal or contractual restrictions on resale but have a readily available market are not deemed illiquid securities for this purpose.

MORTGAGE-RELATED SECURITIES. High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio may invest in certain types of mortgage-related securities. One type of mortgage-related security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental and private organizations. Another type of mortgage-related security includes debt securities which are secured, directly or indirectly, by mortgages on commercial or residential real estate. Such Portfolios may invest to a limited extent in collateralized mortgage obligations, as set forth in the Statement of Additional Information.

Investments in mortgage-related securities involve certain risks. In periods of declining interest rates, prices of fixed income securities tend to rise. However, during such periods, the rate of prepayment of mortgages underlying mortgage-related securities tends to increase, with the result that such prepayments must be reinvested at lower rates. In addition, the value of such securities may fluctuate in response to the market's perception of the creditworthiness of the issuers of mortgage-related securities owned by the Portfolios. The ability of the issuer of mortgage-related securities to reinvest favorably in underlying mortgages may be limited by prevailing economic conditions or by government regulation. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligations.

ZERO COUPON OBLIGATIONS. High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio may each invest in zero coupon obligations of the U.S. Government, U.S. Government agencies, and corporate issuers, including rights to "stripped" coupon and principal payments. Government Total Return Portfolio may invest in such zero coupon obligations only to the extent that they relate to U.S. Government or U.S. Government agency securities. Certain U.S. Government obligations (principally, Treasury Notes and Treasury Bonds) and corporate obligations are "stripped" of their coupons, and the rights to receive each coupon payment and the principal payment are sold as separate securities. Once separated, each coupon as well as the principal amount represents a different single-payment claim due from the issuer of the security. Each single-payment claim (coupon or principal) is equivalent to a zero coupon bond. A zero coupon security pays no interest to its holder during its life, and its value consists of the difference between its face value at maturity (the coupon or principal amount), if held to maturity, or its market price on the date of sale, if sold prior to maturity, and its acquisition price (the discounted "present value" of the payment to be received).

Certain zero coupon obligations represent direct obligations of the issuer of the "stripped" coupon and principal payments. Other zero coupon obligations are securities issued by financial institutions which constitute a proportionate ownership of an underlying pool of stripped coupon or principal payments. High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio may invest in either type of zero coupon obligation. The investment policies and restrictions applicable to corporate and government securities in each such Portfolio shall apply equally to the Portfolio's investments in zero coupon securities (including, for example, minimum corporate bond ratings and percentage limitations).

TRANSACTIONS IN OPTIONS, FUTURES, AND FORWARD CONTRACTS. Each of the Portfolios may, to a limited extent, enter into options, futures, and forward contracts on a variety of investments and indexes, in order to protect against declines in the value of Portfolio securities or increases in the cost of securities to be acquired and, in the case of options on securities or indexes of securities, to increase a Portfolio's gross income. It is currently the intention of Fortis Advantage Portfolios to limit the investment in options by each Portfolio so that such investments do not expose more than 5% of such Portfolio's assets to risk of loss. Government Total Return Portfolio may write covered call options on up to one-third of net assets and may not invest more than 2% of its net assets in premiums on put options. With respect to Government Total Return Portfolio, that Portfolio will not purchase or sell futures or related options if, immediately thereafter, together with its writing of covered call options, more than one-third of its net assets would be hedged. Additionally, that Portfolio will not purchase or sell futures, or purchase options on futures if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for such options would exceed 5% of the market value of the Portfolio's total assets.

REPURCHASE AGREEMENTS. Each of the Portfolios may invest in repurchase agreements.

FOREIGN SECURITIES. Capital Appreciation Portfolio and High Yield Portfolio may each invest up to 10%, and Asset Allocation Portfolio may invest up to 20%, of its

Investors should recognize that investing in foreign companies involves certain considerations, including those discussed below, which are not typically associated with investing in United States issuers. Since the indicated Portfolios may invest in securities denominated in currencies other than U.S. dollars, and since the indicated Portfolios may temporarily hold funds in bank total assets (at the time of investment) in foreign securities. Additionally, Government Total Return Portfolio may invest up to 20% of its total assets in dollar denominated foreign securities. eposits or other money market investments denominated in foreign currencies, the indicated Portfolios may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. A change in the value of a foreign currency relative to the U.S. dollar will result in a corresponding change in the dollar value of the indicated Portfolios' assets denominated in that foreign currency. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized in the sale of securities, and net investment income and gains, if any, to be distributed to shareholders by the indicated Portfolios. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balances of payments and other economic and financial conditions, government intervention, speculation, and other factors.

Foreign securities held by the Portfolios may not be registered with, nor the issuers thereof be subject to, reporting requirements of the U.S. Securities and Exchange Commission. Accordingly, there may be less publicly available information about the securities and about the foreign company or government issuing them than is available about a domestic company or government entity. Foreign companies are generally not subject to uniform financial reporting standards, practices, and requirements comparable to those applicable to domestic companies. In addition, with respect to some foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations of the removal of funds or other assets of the Portfolios, political or social instability, or domestic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States economy in such respects as growth of Gross National Product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payment positions.

Securities of some foreign companies are less liquid and their prices are more volatile than securities of comparable domestic companies. Certain foreign countries are known to experience long delays between the trade and settlement dates of securities purchased or sold. Due to the increased exposure to the Portfolios of market and foreign exchange fluctuations brought about by such delays, and due to the corresponding negative impact on liquidity, the Portfolios will avoid investing in countries which are known to experience settlement delays which may expose the Portfolios to unreasonable risk of loss.

The Portfolios will calculate their net asset values to complete orders to purchase, exchange, or redeem shares only on a Monday through Friday basis (excluding holidays on which the New York Stock Exchange is closed). A material portion of the Portfolios' investment securities may be listed on foreign stock exchanges which may trade on other days (such as a Saturday). As a result, the Portfolios' net asset values may be materially affected by such trading on days when a shareholder has no access to the Portfolios.

VARIABLE AMOUNT MASTER DEMAND NOTES. Each Portfolio may invest in variable amount master demand notes.

MUNICIPAL SECURITIES. Asset Allocation Portfolio and Government Total Return Portfolio each may invest not more than 20% of their total assets in municipal securities during periods when such securities appear to offer more attractive returns than taxable securities.

DELAYED DELIVERY TRANSACTIONS. The Portfolios (primarily High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio) may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. At the time the Portfolio enters into a transaction on a when-issued or forward commitment basis, a segregated account consisting of cash, U.S. Government securities or liquid high-grade debt securities equal to the value of the when-issued or forward commitment securities will be established and maintained with the custodian and will be marked to the market daily. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. If the Portfolio disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation. The use of when-issued transactions and forward commitments enables the Portfolio to hedge against anticipated changes in interest rates and prices. The Portfolio may also enter into such transactions to generate incremental income. In some instances, the third-party seller of when-issued or forward commitment securities may determine prior to the settlement date that it will be unable or unwilling to meet its existing transaction commitments without borrowing securities. If advantageous from a yield perspective, the Portfolios (primarily High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio) may, in that event, agree to resell its purchase commitment to the third-party seller at the current market price on the date of sale and concurrently enter into another purchase commitment for such securities at a later date. As an inducement for the Portfolio to "roll over" its purchase commitment, the Portfolio may receive a negotiated fee. The purchase of securities on a when-issued, delayed delivery, or forward commitment basis exposes the Portfolio to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued, delayed delivery, or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. These risks could result in increased volatility of the Portfolio's net asset value to the extent that the Portfolio purchases securities on a when-issued, delayed delivery, or forward commitment basis while remaining substantially fully invested. There is also a risk that the securities may not be delivered or that a Portfolio may incur a loss or will have lost the opportunity to invest the amount set aside for such transaction in the segregated asset account. As to each Portfolio, no more than 20% of its net assets may be invested in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

LENDING OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, the Portfolios may lend their portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral equal to no less than the market value, determined daily, of the securities loaned. The Portfolios will receive amounts equal to dividends or interest on the securities loaned. The Portfolios will also earn income for having made the loan. Any cash collateral pursuant to these loans will be invested in short-term money market instruments. Management will limit such lending to not more than 33 1/3% percent of the value of each Portfolio's total assets. ("Total assets" of a Portfolio includes the amount lent as well as the collateral securing such loans.) Where voting or consent rights with respect to loaned securities pass to the borrower, management will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such voting or consent rights if the issues involved have a material effect on the Portfolio's investment in the securities loaned. Apart from lending its securities, investing in repurchase agreements, and acquiring debt securities, as described in the Prospectus and Statement of Additional Information, the Portfolios will not make loans to other persons.

PORTFOLIO TURNOVER. While it is not generally the policy of any Portfolio to invest or trade for short-term profits, each Portfolio may dispose of a security without regard to the time such security has been held when such action appears advisable to Advisers.

MANAGEMENT

BOARD OF DIRECTORS

Under Minnesota law, the Board of Directors of Fortis Advantage (the "Board of Directors") has overall responsibility for managing Fortis Advantage in good faith, in a manner reasonably believed to be in the best interests of Fortis Advantage, and with the care an ordinarily prudent person would exercise in similar circumstances. However, this management may be delegated.

The Articles of Incorporation of Fortis Advantage limit the liability of directors to the fullest extent permitted by law.

THE INVESTMENT ADVISER/TRANSFER AGENT/DIVIDEND AGENT

Fortis Advisers, Inc. ("Advisers") is the investment adviser, transfer agent, and dividend agent for each Portfolio. Advisers has been managing investment company portfolios since 1949, and is indirectly owned 50% by Fortis AMEV and 50% by Fortis AG, diversified financial services companies. In addition to providing investment advice, Advisers is responsible for management of Fortis Advantage's business affairs, subject to the overall authority of the Board of Directors. Advisers' address is that of the Fund.

Capital Appreciation Portfolio has been managed by Stephen M. Poling, James S. Byrd, and Keith R. Thomson since 1988, 1991, and 1988, respectively; High Yield Portfolio has been managed by Dennis M. Ott and David G. Carroll since 1988; Asset Allocation Portfolio has been managed by Stephen M. Poling, Dennis M. Ott, James S. Byrd, Keith R. Thomson, David G. Carroll, and Chris J. Neuharth since 1988, 1988, 1991, 1988, 1988, and 1989, respectively; and Government Total Return Portfolio has been managed by Dennis M. Ott and Chris J. Neuharth since 1991 -- prior thereto it was managed by Furman Selz Capital Management since 1989.

All of the above managers except James S. Byrd have managed portfolios for Advisers for at least the past five years. Prior to 1991, Mr. Byrd was Senior Vice President of Templeton Investment Counsel, Inc., Ft. Lauderdale, Florida for at least the remainder of the five years prior to the date of this Prospectus. All of the above managers are Vice Presidents of Advisers except Mssrs. Poling (Executive Vice President and a director), Ott (Senior Vice President), Carroll (2nd Vice President), and Neuharth (2nd Vice President).

THE UNDERWRITER AND DISTRIBUTION EXPENSES

Fortis Investors, Inc. ("Investors"), a subsidiary of Advisers, is Fortis Advantage's underwriter. Investors' address is that of Fortis Advantage. Investors reserves the right to reject any purchase order. The following persons are affiliated with both Investors and Fortis
Advantage: Dean C. Kopperud is a director and officer of both; Stephen M. Poling and Robert J. Clancy are directors of Investors and officers of both; and Dennis
M. Ott, James S. Byrd, Robert C. Lindberg, Keith R. Thomson, Robert W. Beltz, Jr., Thomas D. Gualdoni, Larry A. Medin, John W. Norton, David G. Carroll, Chris
J. Neuharth, Carol M. Houghtby, Tamara L. Fagely, John E. Hite, Thomas E. Erickson, and Gregory S. Swenson are officers of both.

Pursuant to a Plan of Distribution adopted by Fortis Advantage under Rule 12b-1 under the 1940 Act, each Portfolio is obligated to pay Investors a distribution fee to be used to compensate those who sell Portfolio shares and to pay certain other expenses of selling and servicing Portfolio shares. High Yield Portfolio and Government Total Return Portfolio are each obligated to pay Investors an annual distribution fee of .35 of 1% of the Portfolio's respective average net assets attributable to its Class A shares and 1.00% of average net assets attributable to Class B, H, and C shares. Capital Appreciation Portfolio and Asset Allocation Portfolio are each obligated to pay Investors an annual fee of
 .45 of 1% of the Portfolio's respective average net assets attributable to its Class A shares and 1.00% of average net assets attributable to Class B, H, and C shares.

The standard payout to broker-dealers not affiliated with Investors for selling each Portfolio's shares is equal to an annual rate of .25 of 1% of the net asset value of the shares sold (the "Base Fee"). However, should any of such broker-dealers have sold currently outstanding shares of a Portfolio that, coupled with the shares of the same Portfolio currently being sold and computed at the time of each individual sale, have an aggregate net asset value of greater than $1,000,000 (this $1,000,000 to be calculated separately for each Portfolio), then with respect to such Portfolio, the broker-dealer would be entitled to an additional fee of .10 of 1% of the net asset value of High Yield Portfolio and Government Total Return Portfolio shares sold or .20 of 1% of the net asset value of Capital Appreciation Portfolio or Asset Allocation Portfolio shares sold (the "Service Fee").

While all of Class A's Rule 12b-1 fee constitutes a "distribution fee", only 75% of Class B, H, and C's fees constitute distribution fees.

The higher distribution fee attributable to Class B, H, and C shares is designed to permit an investor to purchase such shares through registered representatives of Investors and other broker-dealers without the assessment of an initial sales charge and at the same time to permit Investors to compensate its registered representatives and other broker-dealers in connection with the sale of such shares. The Base Fee and Service Fee set forth above for all classes may be used for such distribution expenses as the broker-dealer not affiliated with Investors in its sole discretion determines, including compensation to its registered representatives, expenses of servicing existing shareholders, or distribution expenses as set forth below. Registered representatives of broker-dealers not affiliated with Investors will be entitled only to such compensation as set forth in agreements between such registered representatives and broker-dealers. Registered representatives of Investors as well as their field supervisors will be entitled to a portion of the distribution fee set forth above based on the net asset value of Portfolio shares sold as set forth in written agreements between Investors and its registered representatives and field supervisors. Salaried licensed employees of Investors who are not entitled to receive compensation for sales of Portfolio shares will not receive any of the distribution fee. To the extent that the entire distribution fee is not paid to registered representatives of Investors or other broker-dealers, such balance of the distribution fee will be used to cover other expenses of distribution--such as the cost of prospectuses for other than current shareholders; preparation and distribution of sales literature; advertising of any type; expense of branch offices provided jointly by Investors and affiliated insurance companies; and compensation paid to, and expenses incurred by officers, employees, or representatives of Investors or of other broker-dealers, including travel, entertainment, and telephone expenses.

A portion of the Rule 12b-1 fee equal to .25% of the average net assets of the Portfolios attributable to the Class B, H, and C shares constitutes a shareholder servicing fee designed to compensate Investors for the provision of certain services to shareholders. The services provided may include personal services provided to shareholders, such as answering shareholder inquiries regarding the Portfolios and providing reports and other information, and services related to the maintenance of shareholder accounts. Investors may use the Rule 12b-1 fee to make payments to qualifying broker-dealers and financial institutions that provide such services.

Investors may also enter into Sales or Servicing Agreements with certain institutions such as banks ("Service Organizations") which have purchased shares of a Portfolio for the accounts of their clients, or which have Fortis Advantage shares available for purchase by their clients, and/or which provide continuing service to such clients. The Glass-Steagall Act and other applicable laws prohibit certain banks from engaging in the business of underwriting securities. In such circumstances, Investors, if so requested, will engage such banks as Service Organizations only to perform administrative and shareholder servicing functions, but at the same fees and other terms applicable to dealers. (If a bank were later prohibited from acting as a Service Organization, its shareholder clients would be permitted to remain Portfolio shareholders and alternative means for continuing servicing of such shareholders would be sought.) In such event changes in the operation of a Portfolio might occur and a shareholder serviced by such bank might no longer be able to avail itself of any automatic investment or other services then being provided by the Bank. (State securities laws on this issue may differ from the interpretations of Federal law expressed above and banks and other financial institutions may be required to register as dealers pursuant to state law.)

EXPENSES AND ALLOCATIONS AMONG PORTFOLIOS

For the most recent fiscal year, the ratio of Capital Appreciation, High Yield, Asset Allocation, and Government Total Return Portfolios' total operating expenses for Class A shares (including the distribution fees referred to under "Distribution Expenses") as a percentage of average daily net assets were 1.62%, 1.23%, 1.55%, and 1.28%, respectively. Included in these totals were the advisory fees paid to Advisers, which equaled 1.00%, .75%, .98%, and .78%, respectively, of average daily net assets. While these fees paid to Advisers are higher than those paid by many other investment companies, they are partially offset by the added costs which Advisers pays (which other investment companies pay), such as acting as the Portfolios' registrar, transfer agent, and dividend agent.

BROKERAGE ALLOCATION

Advisers may consider sales of shares of the Portfolios, and of other funds advised by Advisers, as a factor in the selection of broker-dealers to execute Portfolio securities transactions when it is believed that this can be done without causing the Portfolios to pay more in brokerage commissions than they would otherwise.

CAPITAL STOCK

Each Portfolio's shares constitute separate series of common stock. Each Portfolio currently offers its shares in four classes, each with different sales arrangements and bearing differing expenses. Class A, B, H, and C shares each represent interests in the assets of the respective Portfolios and have identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of each class are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of the Portfolios' Rule 12b-1 distribution plan which pertain to that particular class and other matters for which separate class voting is appropriate under applicable law. Each Portfolio may offer additional classes of shares.

SHAREHOLDER INQUIRIES

Inquiries should be directed to your broker-dealer or sales representative, or to Fortis Advantage at the telephone number or mailing address listed on the cover of this Prospectus. A $10 fee will be charged for copies of Annual Account Summaries older than the preceding year.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS

High Yield Portfolio and Government Total Return Portfolio declare dividends from net investment income on each day the New York Stock Exchange (the "Exchange") is open (to shareholders of record as of 3:00 p.m., Central Time, the preceding business day) and pay dividends monthly. A shareholder will not be credited with a dividend until payment is received for the shares. Shareholders will receive confirmations after each dividend, or quarterly, at Advisers' option.

Capital Appreciation Portfolio pays dividends annually, while Asset Allocation Portfolio pays quarterly dividends.

Distributions of net realized capital gains are made by each Portfolio annually.

Distributions paid by each Portfolio with respect to all classes of shares will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that the higher Rule 12b-1 fees applicable to Class B, H, and C shares will be borne exclusively by such shares. The per share dividends on Class B, H, and C shares will be lower than those on Class A shares as a result of the higher Rule 12b-1 fees applicable to Class B, H, and C shares.

Such dividends and capital gains distributions will be made in the form of additional shares of the same class and Portfolio (at net asset value) unless the shareholder sends Fortis Advantage a written request that either or both be sent to the shareholder or reinvested (at net asset value) in shares of the same class of another Fortis Portfolio or fund. If they are to be reinvested in the other Portfolios or funds, processing normally takes up to three business days.

High Yield Portfolio and Government Total Return Portfolio dividends will be reinvested monthly, on the last business day of each month, at the net asset value on that date. If cash payment is requested, checks will be mailed within five business days after the end of the month. If shareholders withdraw their entire account, all dividends accrued from the last payment date to the time of withdrawal will be paid at that time.

TAXATION

Each Portfolio will distribute substantially all of its net income and capital gains to its shareholders. Distributions from each Portfolio are taxable to shareholders, whether paid in cash or reinvested. Dividends paid from the net income of a Portfolio must be treated as ordinary income by its shareholders. Dividends paid from a Portfolio's net capital gains and designated in the shareholder's Annual Account Summary as long-term capital gain distributions are treated as long-term capital gains by shareholders, regardless of the length of time for which they have held their shares in the Portfolio.

Information about the tax status of each year's dividends and distributions will be mailed annually.

Prior to purchasing shares of a Portfolio, prospective shareholders (except for tax qualified retirement plans) should consider the impact of dividends or capital gains distributions which are expected to be announced, or have been announced but not paid. Any such dividends or capital gains distributions paid shortly after a purchase of shares by an investor prior to the record date will have the effect of reducing the per share net asset value by the amount of the dividends or distributions. All or a portion of such dividends or distributions, although in effect a return of capital, is subject to taxation. As of October 31, 1994, approximately 27% and 13% of Capital Appreciation Portfolio's and Asset Allocation Portfolio's net assets, respectively, represented unrealized appreciation, undistributed net investment income, and accumulated net realized gains or losses.

HOW TO BUY PORTFOLIO SHARES

GENERAL PURCHASE INFORMATION
MINIMUM AND MAXIMUM INVESTMENTS

A minimum initial investment of $500 normally is required. An exception to this minimum (except on telephone or wire orders) is the "Systematic Investment Plan" ($25 per month by "Pre-authorized Check Plan" or $50 per month on any other basis). The minimum subsequent investment normally is $50, again subject to the above exception.

While Class A shares have no maximum order, Class B and H shares have a $500,000 maximum and Class C shares have a $1,000,000 maximum. Orders greater than these limits will be treated as orders for Class A shares.

INVESTING BY TELEPHONE

Your registered representative may make your purchase ($500 minimum) by telephoning the number on the cover page of this Prospectus. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded. If you have a Fortis registered representative, please make your check payable to Fortis Investors, Inc. and mail it with your Application to "CM-9651, St. Paul, MN 55170-9651". If you have another broker-dealer, please make your check payable to Fortis Funds and mail it with your Application to "CM-9614, St. Paul, MN 55170-9614." Shareholders may not place telephone orders themselves.

INVESTING BY WIRE

A shareholder having an account with a commercial bank that is a member of the Federal Reserve System may purchase shares ($500 minimum) by requesting their banks to transmit immediately available funds (Federal Funds) by wire to:

First Bank National Association
ABA #091000022, credit account no: 1-702-2514-1341
Fortis Funds Purchase Account

For further credit to
                      ----------------------------------------------------------
                                        (name of client)

Fortis Account NBR
                   -------------------------------------------------------------

Before making an initial investment by wire, your broker-dealer must first telephone Investors at the number on the cover page of this Prospectus to open your account and obtain your account number. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded to Investors at the mailing address in the "Investing by Mail" section of this Prospectus. Additional investments may be made at any time by having your bank wire Federal Funds to the above address for credit to your account. Such investments may be made by wire even if the initial investment was by mail.

INVESTING BY MAIL (ADDRESS: CM-9614, ST. PAUL, MN 55170-9614)

The Account Application which accompanies this Prospectus must be completed, signed, and sent with a check or other negotiable bank draft, payable to "Fortis Funds." Additional purchases may be made at any time by mailing a check or other negotiable bank draft along with your confirmation stub. The account to which the subsequent purchase is to be credited should be identified as to the name(s) of the registered owner(s) and by account number.

ALTERNATIVE PURCHASE ARRANGEMENTS

The Portfolios each offer investors the choice between four classes of shares which offer differing sales charges and bear different expenses. These alternatives permit an investor to choose the more beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. The inside front cover of the Prospectus contains a summary of these alternative purchase arrangements. A broker-dealer may receive different levels of compensation depending on which class of shares is sold. Investors may also provide additional financial assistance not to exceed .5% of estimated sales for a particular period to dealers in connection with seminars for the public, advertising, sales campaigns and/or shareholder services and programs regarding one or more of the Fortis Funds, and other dealer-sponsored programs or events. Non-cash compensation will be provided to dealers and includes payment or reimbursement for conferences, sales or training programs for their employees, and travel expenses incurred in connection with trips taken by registered representatives to locations within or outside of the United States for meetings or seminars of a business nature. None of the aforementioned additional compensation is paid for by the Portfolio or its shareholders.

CLASS A SHARES--INITIAL SALES CHARGE ALTERNATIVE

The public offering price of Class A Portfolio shares is determined once daily, by adding a sales charge to the net asset value per share of the shares next calculated after receipt of the purchase order. The sales charges and broker-dealer concessions, which vary with the size of the purchase, are shown in the following table. Additional compensation (as a percentage of sales charge) will be paid to a broker-dealer when its annual sales of Fortis funds having a sales charge exceed $10,000,000 (2%), $25,000,000 (4%), and $50,000,000
(5%).

                            SALES           SALES
                          CHARGE AS       CHARGE AS
                          PERCENTAGE OF   PERCENTAGE
                            OF THE          OF THE          BROKER-
                            OFFERING      NET AMOUNT        DEALER
AMOUNT OF SALE                PRICE        INVESTED       CONCESSION
Less than $100,000              4.500%         4.712%           4.00%
$100,000 but less than
 $250,000                       3.500%         3.627%           3.00%
$250,000 but less than
 $500,000                       2.500%         2.564%           2.25%
$500,000 but less than
 $1,000,000                     2.000%         2.041%           1.75%
$1,000,000 or more*              -0-            -0-             1.00%

*The Portfolios impose a contingent deferred sales charge in connection with certain purchases of Class A shares of $1,000,000 or more. See
 "Redemption--Contingent Deferred Sales Charge."

The above scale applies to purchases of Class A shares by the following:

    (1) Any individual, his or her spouse, and their children under the age of 21, and any of such persons' tax-qualified plans (provided there is only one participant);

    (2) A trustee or fiduciary of a single trust estate or single fiduciary account; and

    (3) Any organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company, and provided that the purchase is made by means which result in economy of sales effort or expense, whether the purchase is made through a central administration, through a single broker-dealer, or by other means. An organized group does not include a group of individuals whose sole organizational connection is participation as credit cardholders of a company, policyholders of an insurance company, customers of either a bank or broker-dealer, or clients of an investment adviser.

SPECIAL PURCHASE PLANS FOR CLASS A SHARES

For information on any of the following special purchase or exchange plans applicable to Class A shares, see the Statement of Additional Information or contact your broker-dealer or sales representative. It is the purchaser's obligation to notify his or her broker-dealer or sales representative about the purchaser's eligibility for any of the following special purchase or exchange plans. Any plan involving systematic purchases may, at Advisers' option, result in transactions under such plan being confirmed to the investor quarterly, rather than as a separate notice following the transaction.

    - RIGHT OF ACCUMULATION The preceding table's sales charge discount applies to the current purchase plus the net asset value of shares already owned of any Fortis fund having a sales charge.

    - STATEMENT OF INTENTION The preceding table's sales charge discount applies to an initial purchase of at least $1,000, with an intention to purchase the balance needed to qualify within 13 months--excluding shares purchased by reinvesting dividends or capital gains;

    - REINVESTED DIVIDEND/CAPITAL GAINS DISTRIBUTIONS BETWEEN THE FORTIS FUNDS Shareholders of any fund may reinvest their dividend and/or capital gains distributions in any of such funds at net asset value.

    - CONVERSION FROM CLASS B OR H Class B, or H shares will automatically be converted to Class A shares (at net asset value) after eight years.

EXEMPTIONS FROM SALES CHARGE:

    - Fortis, Inc. or its subsidiaries, and the following persons associated with such companies, if all account owners fit this description:
      (1) officers and directors; (2) employees or sales representatives (including agencies and their employees); (3) spouses of any such persons; or (4) any of such persons' children, grandchildren, parents, grandparents, or siblings--or spouses of any of these persons. (All such persons may continue to add to their account even after their company relationships have ended);

    - Fortis Advantage directors, officers, or their spouses (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Representatives or employees (or their spouses) of Investors (including agencies) or of other broker-dealers having a sales agreement with Investors (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Pension, profit-sharing, and other retirement plans of directors, officers, employees, representatives, and other relatives and affiliates (as set forth in the preceding three paragraphs) of Fortis Advantage, Fortis, Inc., and broker-dealers (and certain affiliated companies) having a sales agreement with Investors and purchases with the proceeds from such plans upon the retirement or employment termination of such persons;

    - Registered investment companies;

    - Shareholders of unrelated mutual funds with front-end and/or deferred sales loads, to the extent that the purchase price of such Portfolio shares is funded by the proceeds from the redemption of shares of any such unrelated mutual fund (within 60 days of the purchase of Portfolio shares), provided that the shareholder's application so specifies and is accompanied either by the redemption check of such unrelated mutual fund (or a copy of the check) or a copy of the confirmation statement showing the redemption. Similarly, anyone who is or has been the owner of a fixed annuity contract not deemed a security under the securities laws who wishes to surrender such contract and invest the proceeds in a Portfolio, to the extent that the purchase price of such Portfolio shares is funded by the proceeds from the surrender of the contract (within 60 days of the purchase of Portfolio shares), provided that such owner's application so specifies and is accompanied either by the insurance company's check (or a copy of the check) or a copy of the insurance company surrender form. From time to time, Investors may pay commissions to broker-dealers and registered representatives on transfers from mutual funds or annuities as described above;

    - Purchases by employees (including their spouses and dependent children) of banks and other financial institutions that provide referral and administrative services related to order placement and payment to facilitate transactions in shares of Fortis Advantage for their clients pursuant to a sales or servicing agreement with Investors; provided, however, that only those employees of such banks and other firms who as a part of their usual duties provide such services related to such transactions in Fortis Advantage shares shall qualify.

    - Commercial banks offering self directed 401(k) programs containing both pooled and individual investment options may purchase Portfolio shares for such programs at a reduced sales charge of 2.5% on sales of less than $500,000. For sales of $500,000 or more, normal sales charges apply.

    - Registered investment advisers, trust companies, and bank trust departments exercising discretionary investment authority or using a money management/mutual fund "wrap" program with respect to the money to be invested in a Portfolio, provided that the investment adviser, trust company or trust department provides Advisers with evidence of such authority or the existence of such a wrap program with respect to the money invested.

    - Purchases of Asset Allocation Portfolio shares by former officers and directors of Morison Asset Allocation Fund or by officers, directors, and employees of Morison Asset Management, Inc. and its affiliates.

    - Purchases of Government Total Return Portfolio shares by: (1) officers and directors of the Olympus U.S. Government Plus Fund or any officers, directors and employees of Furman Selz Capital Management, Inc. and Furman Selz Mager Dietz and Birney, Incorporated; (2) members of the Xerox Employee's Credit Union and members of their immediate family; (3) accounts which were in existence and entitled to purchase shares of the Olympus Fund without a sales charge at the time of the effectiveness of the acquisition of its assets by Government Total Return Portfolio.

    - Purchases of a Portfolio's shares by accounts which were in existence and entitled to purchase shares of the applicable Carnegie Series without a sales charge at the time of the effectiveness of the acquisition of their assets by the applicable Portfolio.

RULE 12B-1 FEES

Class A shares are subject to a Rule 12b-1 fee payable at an annual rate of .35% to .45% of the average daily net assets of the Portfolio attributable to such shares. For additional information, see "Management--The Underwriter and Distribution Expenses."

DEFERRED SALES CHARGES

Although there is no initial sales charge on purchases of Class A shares of $1,000,000 or more, Investors pays broker-dealers out of its own assets, a fee of up to 1% of the offering price of such shares. If these shares are redeemed within two years, the redemption proceeds will be reduced by 1%. For additional information, see "Redemption--Contingent Deferred Sales Charge."

CLASS B AND H SHARES--CONTINGENT DEFERRED SALES CHARGE ALTERNATIVES

The public offering price of Class B and H shares is the net asset value of a Portfolio's shares. Such shares are sold without an initial sales charge so that the Portfolio receives the full amount of the investor's purchase. However, a contingent deferred sales charge ("CDSC") of 4% will be imposed if shares are redeemed within two years of purchase, with lower CDSCs as follows if redemptions occur later:

                       3 years     --      3%
                       4 years     --      3%
                       5 years     --      2%
                       6 years     --      1%

For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class B and H shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the Portfolios in connection with the sale of Class B and H shares, such as the payment of compensation to selected broker-dealers, and for selling such shares. The combination of the CDSC and the Rule 12b-1 fee enables the Portfolios to sell such shares without deduction of a sales charge at the time of purchase.
Although such shares are sold without an initial sales, charge, Investors pays a dealer concession equal to: (1) 4.00% of the amount invested to broker-dealers who sell Class B shares at the time the shares are sold and an annual fee of
 .25% of the average daily net assets of a Portfolio attributable to such shares; or (2) 5.25% of the amount invested to broker-dealers who sell Class H shares at the time the shares are sold (with no annual fee). Under alternative (2), from time to time the dealer concession paid to broker-dealers who sell Class H shares may be increased up to 5.50%.

RULE 12B-1 FEES

Class B and H shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of a Portfolio attributable to such shares. The higher Rule 12b-1 fee will cause Class B and H shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

CONVERSION TO CLASS A SHARES

Class B and H shares (except for those purchased by reinvestment of dividends and other distributions) will automatically convert to Class A shares after eight years. Each time any such shares in the shareholder's account convert to Class A, a proportionate amount of the Class B and H shares purchased through the reinvestment of dividends and other distributions paid on such shares will also convert to Class A.

CLASS C SHARES--LEVEL SALES CHARGE ALTERNATIVE

The public offering price of Class C shares is the net asset value of such shares. Class C shares are sold without an initial sales charge so that a Portfolio receives the full amount of the investor's purchase. However, a CDSC of 1% will be imposed if shares are redeemed within one year of purchase. For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class C shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the Portfolios in connection with the sale of Class C shares, such as the payment of compensation to selected broker-dealers, and for selling Class C shares. The combination of the CDSC and the Rule 12b-1 fee enables the Portfolio to sell the Class C shares without deduction of a sales charge at the time of purchase. Although Class C shares are sold without an initial sales charge, Investors pays a dealer concession equal to 1.00% of the amount invested to broker-dealers who sell Class C shares at the time the shares are sold and an annual fee of 1.00% of the amount invested that begins to accrue one year after the shares are sold.

RULE 12B-1 FEES

Class C shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of a Portfolio attributable to such shares. The higher Rule 12b-1 fee will cause Class C shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

SPECIAL PURCHASE PLANS FOR ALL CLASSES

    - TAX SHELTERED RETIREMENT PLANS Individual Retirement Accounts ("IRAs"), Keogh, Pension, Profit Sharing, and 403(b) accounts are available.

    - GIFTS OR TRANSFERS TO MINOR CHILDREN Adults can make an irrevocable gift or transfer of up to $10,000 annually per child ($20,000 for married couples) to as many children as they choose without having to file a Federal gift tax return.

    - SYSTEMATIC INVESTMENT PLAN Voluntary $25 or more per month purchases by automatic financial institution transfers (see Systematic Investment Plan Authorization Agreement in this Prospectus) or $50 or more per month by any other means enable an investor to lower his or her average cost per share through the principle of "dollar cost averaging."

    - EXCHANGE PRIVILEGE Each Portfolio's shares may be exchanged among other funds of the same class managed by Advisers without payment of an exchange fee or additional sales charge. Similarly, shareholders of other Fortis portfolios or funds may exchange their shares for Portfolio shares of the same class (at net asset value if the shares to be exchanged have already been subject to a sales charge). Also, holders of Class E shares of Fortis Tax-Free Portfolios and Fortis Income Portfolios (which also have a front-end sales charge) may exchange their shares for Class
      A Portfolio shares and holders of Fortis Money Fund Class A shares may exchange their shares for any class of Portfolio shares (at net asset value and only into Class A if the shares have already incurred a sales charge). A shareholder initiates an exchange by writing to or telephoning his or her broker-dealer, sales representative, or Fortis Advantage regarding the shares to be exchanged. Telephone exchanges will be permitted only if the shareholder completes and returns the Telephone Exchange section of the Account Application. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or Fortis Advantage by telephone. Consequently, a telephone exchange may be difficult to implement at those times. (See "Redemption".)

Advisers reserves the right to restrict the frequency of-- or otherwise modify, condition, terminate, or impose charges upon--the exchange and/or telephone transfer privileges, all with 30 days notice to shareholders.

VALUATION OF SECURITIES

Each Portfolio's net asset value per share is determined by dividing the value of the securities it owns, plus any cash or other assets, less all liabilities, by the number of shares outstanding. The portfolio securities in which the Portfolios invest fluctuate in value, and hence the net asset value per share of the Portfolios also fluctuates. The net asset values of the Portfolios' shares are determined as of the primary closing time for business on the Exchange on each day on which the Exchange is open. If shares are purchased through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day.

Securities are generally valued at market value. A security listed or traded on the exchange is valued at its last sale price on the exchange where it is principally traded on the day of valuation. Lacking any sales on the exchange where it is principally traded on the day of valuation, prior to the time as of which assets are valued, the security generally is valued at the previous day's last sale price on that exchange. A security listed or traded on the Nasdaq National Market, is valued at its last sale price that day, and lacking any sales that day on the Nasdaq National Market, the security generally is valued at the last bid price.

When market quotations are not readily available, or when illiquid securities or other assets are being valued, such securities or other assets are valued at fair value as determined in good faith by management under supervision of the Board of Directors. However, debt securities may be valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional-size trading units of debt securities when such valuations are believed to more accurately reflect the fair market value of such securities. Short-term investments in debt securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Purchases and sales by the Portfolios after 2:00 P.M. Central Time normally are not recorded until the following day.

REDEMPTION

Registered holders of a Portfolio's shares may redeem their shares without any charge (except any applicable contingent deferred sales charge) at the per share net asset value next determined following receipt by the Portfolio of a written redemption request in proper form (and a properly endorsed stock certificate if one has been issued). However, if shares are redeemed through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day. Some broker-dealers may charge a fee to process redemptions.

Any certificates should be sent to the Portfolios by certified mail. Share certificates and/or stock powers, if any, tendered in redemption must be endorsed and executed exactly as the Portfolio shares are registered. If the redemption proceeds are to be paid to the registered holder and sent to the address of record, normally no signature guarantee is required unless Advisers does not have the shareholder's signature on file and the redemption proceeds are greater than $25,000. However, for example, if the redemption proceeds are to be paid to someone other than the registered holder, sent to a different address, or the shares are to be transferred, the owner's signature must be guaranteed by a bank, broker (including government or municipal), dealer (including government or municipal), credit union, national securities exchange, registered securities association, clearing agency, or savings association.

Class A shares may be registered in broker-dealer "street name accounts" only if the broker-dealer has a selling agreement with Investors. In such cases, instructions from the broker-dealer are required to redeem shares or transfer ownership and transfer to another broker-dealer requires the new broker-dealer to also have a selling agreement with Investors. If the proposed new broker-dealer does not have a selling agreement with Investors, the shareholder can, of course, leave the shares under the original street name account or have the broker-dealer transfer ownership to the shareholder's name.

Broker-dealers having a sales agreement with Investors may orally place a redemption order, but proceeds will not be released until the appropriate written materials are received.

An individual shareholder (or in the case of multiple owners, any shareholder) may orally redeem up to $25,000 worth of their shares, provided that the account is not a tax-qualified plan, the check will be sent to the address of record, and the address of record has not changed for at least 30 days. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or Fortis Advantage by telephone. Consequently, a telephone redemption may be difficult to implement at those times. If a shareholder is unable to reach Fortis Advantage by telephone, written instructions should be sent. Advisers reserves the right to modify, condition, terminate, or impose charges upon this telephone redemption privilege, with 30 days notice to shareholders. Advisers, Investors, and Fortis Advantage will not be responsible for, and the shareholder will bear the risk of loss from, oral instructions, including fraudulent instructions, which are reasonably believed to be genuine. The telephone redemption procedure is automatically available to shareholders. Fortis Advantage will employ reasonable procedures to confirm that telephone instructions are genuine, but if such procedures are not deemed reasonable, it may be liable for any losses due to unauthorized or fraudulent instructions. Fortis Advantage's procedures are to verify address and social security number, tape record the telephone call, and provide written confirmation of the transaction.

Payment will be made as soon as possible, but not later than seven days after receipt of a proper redemption request. However, if shares subject to the redemption request were recently purchased with non-guaranteed funds (e.g., personal check), the mailing of your redemption check may be delayed by fifteen days. A shareholder wishing to avoid these delays should consider the wire purchase method described under "How to Buy Portfolio Shares."

Employees of certain Texas public educational institutions who direct investment in a Portfolio's shares under their State of Texas Optional Retirement Plan generally must obtain the prior written consent of their authorized employer representative in order to redeem.

Fortis Advantage has the right to redeem accounts with a current value of less than $500 unless the original purchase price of the remaining shares (including sales commissions) was at least $500. Shareholders actively participating in a Portfolio's Systematic Investment Plan or Group Systematic Investment Plan will not have their accounts redeemed. Before redeeming an account, Fortis Advantage will mail to the shareholder a notice of its intention to redeem, which will give the shareholder an opportunity to make an additional investment. If no additional investment is received by the Portfolio within 60 days of the date the notice was mailed, the shareholder's account will be redeemed. Any redemption in an account established with the minimum initial investment of $500 may trigger this redemption procedure.

Each Portfolio has a "Systematic Withdrawal Plan," which provides for voluntary automatic withdrawals of at least $50 monthly, quarterly, semiannually, or annually. Deferred sales charges may apply to monthly redemptions.

There is also a "Reinvestment Privilege," which is a one-time opportunity to reinvest sums redeemed within the prior 60 days without payment of an additional sales charge. For further information about these plans, contact your broker-dealer or sales representative.

CONTINGENT DEFERRED SALES CHARGE

CLASS A SHARES

The Portfolios impose a contingent deferred sales charge ("CDSC") on Class A shares in certain circumstances. Under the CDSC arrangement, for sales of shares of $1,000,000 or more (including right of accumulation and statements of intention (see "How to Buy Portfolio Shares--Special Purchase Plans")), the front-end sales charge ("FESC"), will no longer be imposed (although Investors intends to pay its registered representatives and other dealers that sell Portfolio shares, out of its own assets, a fee of up to 1% of the offering price of such sales except on purchases exempt from the FESC). However, if such shares are redeemed within two years after their purchase date (the "CDSC Period"), the redemption proceeds will be reduced by the 1.00% CDSC.

The CDSC will be applied to the lesser of (a) the net asset value of shares subject to the CDSC at the time of purchase, or (b) the net asset value of such shares at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. The CDSC will not be applied to shares acquired through reinvestment of income dividends or capital gain distributions or shares held for longer than the applicable CDSC Period. In determining which shares to redeem, unless instructed otherwise, shares that are not subject to the CDSC and having a higher Rule 12b-1 fee will be redeemed first, shares not subject to the CDSC having a lower Rule 12b-1 fee will be redeemed next, and shares subject to the CDSC then will be redeemed in the order purchased.

The Portfolios will waive the CDSC in the event of the shareholder's death or disability, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to the Fund), and for tax-qualified retirement plans (excluding IRAs, SEPS, 403(b) plans, and 457 plans) and each class of purchaser and each class of transaction that qualifies for exemption from the Portfolio's FESC (see "How to Buy Portfolio Shares--Special Purchase Plans"). Shares of a Portfolio that are acquired in exchange for shares of another Fortis fund that were subject to a CDSC will remain subject to the CDSC that applied to the shares of the other Fortis fund. Additionally, the CDSC will not be imposed at the time that the Portfolio shares subject to the CDSC are exchanged for shares of Fortis Money Fund or at the time such Fortis Money Fund shares are exchanged for shares of any Fortis fund subject to a CDSC; provided, however, that, in each such case, the shares acquired will remain subject to the CDSC if redeemed within the CDSC Period.

Investors, upon notification, will provide a PRO RATA refund of any CDSC paid in connection with a redemption of shares of any Fortis fund (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of a Portfolio. Any reinvestment within 60 days of a redemption on which the CDSC was paid will be made without the imposition of a FESC. Such reinvestment will be subject to the same CDSC to which such amount was subject prior to the redemption, but the CDSC Period will run from the original investment date.

CLASS B, H, AND C SHARES

The CDSC on Class B, H, and C shares will be calculated on an amount equal to the lesser of the net asset value of the shares at the time of purchase or their net asset value at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions or on shares held for longer than the applicable CDSC Period.

Upon any request for redemption of shares of any class of shares that imposes a CDSC, it will be assumed, unless otherwise requested, that shares subject to no CDSC will be redeemed first in the order purchased and all remaining shares that are subject to a CDSC will be redeemed in the order purchased. With respect to the redemption of shares subject to no CDSC where the shareholder owns more than one class of shares, those shares with the highest Rule 12b-1 fee will be redeemed in full prior to any redemption of shares with a lower Rule 12b-1 fee.

The CDSC does not apply to: (1) redemption of shares when a Portfolio exercises its right to liquidate accounts which are less than the minimum account size;
(2) death or disability, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to a Portfolio); (3) with respect to Class B and H shares only, an amount that represents, on an annual (non-cumulative) basis, up to 10% of the amount (at the time of the investment) of the shareholder's purchases; and (4) with respect to Class B, H, and C shares, qualified plan benefit distributions due to participant's separation from service, loans or financial hardship (excluding IRAs, SEPs, and 403(b), 457, and Fortis KEY plans) upon the Portfolio's receipt from the plan's administrator or trustee of a signature guarantee and written instructions detailing the reason for the distribution.

As an illustration of CDSC calculations, assume that Shareholder X purchases on Year 1/Day 1 100 shares at $10 per share. Assume further that, on Year 2/Day 1, Shareholder X purchased an additional 100 shares at $12 per share. Finally, assume that, on Year 3/Day 1, Shareholder X wishes to redeem shares worth $1,300, and that the net asset value per share as of the close of business on such day is $13. To effect Shareholder X's redemption request, 100 shares at $13 per share (totaling $1,300) would be redeemed. The CDSC would be waived in connection with the redemption of that number of shares equal in value (at the time of redemption) to $220 (10% of $1,000--the purchase amount of the shares purchased by Shareholder X on Year 1/Day 1--plus 10% of $1200-- the purchase amount of the shares purchased by Shareholder X on Year 2/Day 1.) In addition, no CDSC would apply to the $400 in capital appreciation on Shareholder X's shares ($2,600 Year 3 value minus $2,200 purchase cost of shares).

If a shareholder exchanges shares subject to a CDSC for Class B, H or C shares of a different Fortis Fund, the transaction will not be subject to a CDSC. However, when shares acquired through the exchange are redeemed, the shareholder will be treated as if no exchange took place for the purpose of determining the CDSC Period and applying the CDSC.

Investors, upon notification, will provide, out of its own assets, a PRO RATA refund of any CDSC paid in connection with a redemption of Class B, H, or C shares of any Portfolio (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of the same class in any of the Fortis Funds. Any reinvestment within 60 days of a redemption to which the CDSC was paid will be made without the imposition of a front-end sales charge but will be subject to the same CDSC to which such amount was subject prior to the redemption. The CDSC Period will run from the original investment date.

APPENDIX
CORPORATE BOND, PREFERRED STOCK AND COMMERCIAL PAPER RATINGS

COMMERCIAL PAPER RATINGS

STANDARD & POOR'S CORPORATION. Commercial paper ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues assigned the A rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with designation 1, 2, and 3 to indicate the relative degree of safety. The "A-1" designation indicates that the degree of safety regarding timely payment is very strong.

MOODY'S INVESTORS SERVICE INC. Moody's commercial paper ratings are opinions of the ability of the issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's makes no representation that such obligations are exempt from registration under the Securities Act of 1933, nor does it represent that any specific note is a valid obligation of a rated issuer or issued in conformity with any applicable law. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

   Prime-1   Superior  capacity for repayment  of short-term promissory obligations.

   Prime-2 Strong capacity for repayment of short-term promissory obligations.

   Prime-3 Acceptable capacity for repayment of short-term promissory obligations.

CORPORATE BOND RATINGS

STANDARD & POOR'S CORPORATION. Its ratings for corporate bonds have the following definitions:

Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

Debt rated "AA" has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in a small degree.

Debt rated "A" has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in high rated categories.

Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Debt rated "BB," "B," "CCC," "CC," and "C" is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

Debt rated "BB" has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The "BB" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BBB-" rating.

Debt rated "B" has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The "B" rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "BB" or "BB-" rating.

Debt rated "CCC" has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The "CCC"' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied "B" or "B-" rating.

The rating "CC" is typically applied to debt subordinated to senior debt that is assigned an actual or implied "CCC" rating.

The rating "C" is typically applied to debt subordinated to senior debt which is assigned an actual or implied "CCC-" debt rating. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

Debt rated "D" is in payment default. The "D" rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

The rating "C1" is reserved for income bonds on which no interest is being paid.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

BOND INVESTMENT QUALITY STANDARDS: Under present commercial bank regulations issued by the Comptroller of the Currency, bonds rated in the top four categories (AAA,

AA, A, BBB, commonly known as "Investment Grade" ratings) are generally regarded as eligible for bank investment. In addition, the Legal Investment Laws of various states impose certain rating or other standards for obligations eligible for investment by savings banks, trust companies, insurance companies and fiduciaries generally.

MOODY'S INVESTORS SERVICE, INC. Its ratings for corporate bonds include the following:

Bonds which are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Bonds which are rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than in Aaa securities.

Bonds which are rated "A" possess many favorable attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest arc considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Bonds which are rated "Baa" are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Bonds which are rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Bonds which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Bonds which are rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Bonds which are rated "C" are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

PREFERRED STOCK RATING

STANDARD & POOR'S CORPORATION. Its ratings for preferred stock have the following definitions:

An issue rated "AAA" has the highest rating that may be assigned by Standard & Poor's to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

A preferred stock issue rated "AA" also qualifies as a high-quality fixed income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated "AAA."

An issue rated "A" is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

An issue rated "BBB" is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the "A" category.

Preferred stock rated "BB", "B", and "CCC" are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay preferred stock obligations. "BB" indicates the lowest degree of speculation and "CCC" the highest degree of speculation. While such issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

The rating "CC" is reserved for a preferred stock issue in arrears on dividends or sinking fund payments but that is currently paying.

A preferred stock rated "C" is a non-paying issue.

A preferred stock rated "D" is a non-paying issue with the issuer in default on debt instruments.

"NR" indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular type of obligation as a matter of policy.

MOODY'S INVESTORS SERVICE, INC. Its ratings for preferred stock include the following:

An issue which is rated "Aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

An issue which is rated "Aa" is considered a high-grade preferred stock. This rating indicates that there is reasonable assurance that earnings and asset protection will remain relatively well maintained in the foreseeable future.

An issue which is rated "A" is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater than in the "aaa" and "aa" classifications, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

An issue which is rated "Baa" is considered to be medium-grade, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

An issue which is rated "Ba" is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

An issue which is rated "B" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

An issue which is rated "Caa" is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments. An issue which is rated "Ca" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payment. An issue rated "C" is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

SYSTEMATIC INVESTMENT PLAN
AUTHORIZATION AGREEMENT

I request Fortis Financial Group ("FFG") to obtain payment of sums becoming due FFG by charging my account in the form of checks, drafts, or electronic debit entries. I request and authorize the financial institution named to accept, honor, and charge those entries to my account. This Authorization will remain in effect until I notify FFG. I understand that any returned item or redemption of the entire account may result in termination of my Systematic Investment Plan. This Authorization will become effective only upon acceptance by FFG at its home office.

BANK/FINANCIAL INSTITUTION INFORMATION
(please print clearly)
Please check one:
/ / CHECKING
/ / SAVINGS

-------------------------               ---------------------------------------
TRANSIT NUMBER                          BANK ACCOUNT NUMBER

-------------------------               ---------------------------------------
ACCOUNT NAME                            DATE
if other than name of Depositor

(     )
--------------------------------------------------------------------------------
DEPOSITOR'S DAYTIME TELEPHONE
CLEARLY PRINT THE BANK/FINANCIAL INSTITUTION NAME AND ADDRESS ON THE LINES
BELOW.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
SIGNATURE OF DEPOSITOR

--------------------------------------------------------------------------------
SIGNATURE OF JOINT DEPOSITOR
/ / START A NEW SYSTEMATIC INVESTMENT PLAN

/ / CHANGE AMOUNT OF EXISTING PLAN

/ / ADD NEW PRODUCT TO EXISTING PLAN

/ / CHANGE OF BANK ACCOUNT

/ / CHANGE OF FUND FROM                            TO                          .
                        --------------------------    -------------------------
/ / CHANGE DATE

PLEASE COMPLETE 1 THROUGH 6 BELOW

1. Requested Date
                  -------------------------------------------------------------
2. Beginning Payment Month
                           ----------------------------------------------------

                                      A/ / B/ / C/ / H/ /
------------------ ------------------
Fund Name          $ Amount           Class
                                      A/ / B/ / C/ / H/ /
------------------ ------------------
Fund Name          $ Amount           Class
                                      A/ / B/ / C/ / H/ /
------------------ ------------------
Fund Name          $ Amount           Class
3. Account/Contract Numbers
                            ---------------------------------------------------
4. Name of Account/Contract Owner
                                  ----------------------------------------------
5. Address
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6. Social Security #
                     -----------------------------------------------------------
ATTACH ADDITIONAL INFORMATION IF MORE SPACE IS NEEDED.
ALWAYS ATTACH A VOIDED CHECK (NOT A DEPOSIT SLIP)

                      This page left blank intentionally.

PROSPECTUS
MARCH 1, 1995







FORTIS
ADVANTAGE PORTFOLIOS, INC.
(A SERIES FUND WITH FOUR SEPARATE PORTFOLIOS, EACH WITH DIFFERENT GOALS AND INVESTMENT POLICIES: CAPITAL APPRECIATION PORTFOLIO, HIGH YIELD PORTFOLIO, ASSET ALLOCATION PORTFOLIO, AND GOVERNMENT TOTAL RETURN PORTFOLIO)


95499 (REV. 3/95)




[LOGO]                                        BULK RATE
FORTIS FINANCIAL GROUP                      U.S. POSTAGE
P.O. BOX 64284                                  PAID
ST. PAUL, MN 55164                        PERMIT NO. 3794
                                          MINNEAPOLIS, MN

                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION
                          dated December 27, 1995

                       Acquisition of the Assets of

                    GOVERNMENT TOTAL RETURN PORTFOLIO
                     A Separately Managed Series of
                    FORTIS ADVANTAGE PORTFOLIOS, INC.
             500 Bielenberg Drive, Woodbury, Minnesota 55125
       Mailing Address: P.O. Box 64284, St. Paul, Minnesota  55164
                             (800) 738-4000

                    By and in Exchange for Shares of

                 FORTIS U.S. GOVERNMENT SECURITIES FUND
                     A Separately Managed Series of
                     FORTIS INCOME PORTFOLIOS, INC.
             500 Bielenberg Drive, Woodbury, Minnesota 55125
       Mailing Address: P.O. Box 64284, St. Paul, Minnesota  55164
                             (800) 738-4000

     This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of substantially all of the assets and the assumption of all liabilities of Government Total Return Portfolio (the "Acquired Fund"), a separately managed series of Fortis Advantage Portfolios, Inc. ("Fortis Advantage") by Fortis U.S. Government Securities Fund (the "Acquiring Fund"), a separately managed series of Fortis Income Portfolios, Inc., in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders.

     This Statement of Additional Information consists of this cover page and the following documents, of which items 1 through 5 are incorporated by reference herein:

     1. The Statement of Additional Information dated December 1, 1995 of the Acquiring Fund.

     2. The Annual Report of the Acquiring Fund for the fiscal year ended July 31, 1995.

     3. The Statement of Additional Information dated March 1, 1995 of the Acquired Fund.

     4. The Annual Report of the Acquired Fund for the fiscal year ended October 31, 1994.

     5. The Semi-Annual Report of the Acquired Fund for the six months ended April 30, 1995.

     6. Financial Statements required by Form N-14, Item 14 (to the extent not included in items 2, 4 and 5 above).

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated December 27, 1995 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquired Fund or the Acquiring Fund at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.

     [Note: In the SEC filing package, Item No. 2 referred to above is included in Part A as materials to be delivered with the Prospectus/Proxy Statement. A copy of Item No. 2 also will be delivered to any person requesting the Statement of Additional Information.]

                     FORTIS U.S. GOVERNMENT SECURITIES FUND
                      STATEMENT OF ADDITIONAL INFORMATION
                             DATED DECEMBER 1, 1995



Fortis U.S. Government Securities Fund (the "Fund") is a portfolio of Fortis Income Portfolios, Inc. ("Fortis Income"). This Statement of Additional Information is NOT a prospectus, but should be read in conjunction with the Fund Prospectus dated December 1, 1995. A copy of that prospectus may be obtained from your broker-dealer or sales representative. The address of Fortis Investors, Inc. ("Investors") is P.O. Box 64284, St. Paul, Minnesota 55164.
Telephone: (612) 738-4000. Toll Free 1-(800) 800-2638.


No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information, and if given or made, such information or representations must not be relied upon as having been authorized by the Fund or Investors. This Statement of Additional Information does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

                                                              PAGE
ORGANIZATION AND CLASSIFICATION.............................   24
INVESTMENT OBJECTIVES AND POLICIES..........................   24
    - Mortgage-backed Securities............................   24
    - Investment Restrictions...............................   25
DIRECTORS AND EXECUTIVE OFFICERS............................   26
INVESTMENT ADVISORY AND OTHER SERVICES......................   29
    - General...............................................   29
    - Control and Management of Advisers and Investors......   30
    - Investment Advisory and Management Agreement..........   30
PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE..........   31
CAPITAL STOCK...............................................   32
COMPUTATION OF NET ASSET VALUE AND PRICING..................   33
SPECIAL PURCHASE PLANS......................................   34
    - Statement of Intention................................   34
    - Tax Sheltered Retirement Plans........................   34
    - Gifts or Transfers to Minor Children..................   36
    - Systematic Investment Plan............................   36
    - Exchange Privilege....................................   37
    - Reinvested Dividend/Capital Gains Distributions
      between Fortis Funds..................................   37
    - Purchases by Fortis Income Directors or Officers......   37
    - Purchases by Fortis, Inc. (or its Subsidiaries) or
      Associated Persons....................................   37
    - Purchases by Representatives or Employees of
      Broker-Dealers........................................   37
    - Purchases by Certain Retirement Plans.................   37
    - Purchases by Registered Investment Companies..........   37

                                                              PAGE
    - Purchases with Proceeds from Redemption of Unrelated
      Mutual Fund Shares or Surrender of Certain Fixed
      Annuity Contracts.....................................   37
    - Purchases by Employees of Certain Banks and Other
      Financial Services Firms..............................   37
    - Purchases by Commercial Banks Offering Self-Directed
      401(k) Programs Containing both Pooled and Individual
      Investment Options....................................   37
    - Purchases by Investment Advisers, Trust Companies, and
      Bank Trust Departments Exercising Discretionary
      Investment Authority or Using a Money
      Management/Mutual Fund "Wrap" Program.................   38
    - Purchases by Certain Persons Associated with the
      Pathfinder Fund.......................................   38
    - Purchases by Certain Carnegie Intermediate Government
      Series (of Carnegie Government Securities Trust)
      Accounts..............................................   38
REDEMPTION..................................................   38
    - Systematic Withdrawal Plan............................   38
    - Reinvestment Privilege................................   39
TAXATION....................................................   39
UNDERWRITER.................................................   40
PLAN OF DISTRIBUTION........................................   40
PERFORMANCE.................................................   41
FINANCIAL STATEMENTS........................................   48
CUSTODIAN; COUNSEL; ACCOUNTANTS.............................   48
LIMITATION OF DIRECTOR LIABILITY............................   48
ADDITIONAL INFORMATION......................................   48

ORGANIZATION AND CLASSIFICATION

Fortis Income was originally organized as a "non-series" investment company. On January 31, 1992, the Fund was reorganized as a "series" fund and its name was changed from AMEV U.S. Government Securities Fund, Inc. to Fortis Income Portfolios, Inc. ("Fortis Income"). The Fund became a portfolio of Fortis Income. Fortis Income may establish other portfolios, each corresponding to a distinct investment portfolio and a distinct series of Fortis Income's common stock.

An investment company is an arrangement by which a number of persons invest in a company that in turn invests in securities of other companies. The Fund operates as an "open-end" investment company because it generally must redeem an investor's shares upon request. The Fund operates as a "diversified" investment company because it offers investors an opportunity to minimize the risk inherent in all investments in securities by spreading their investment over a number of companies in various industries. However, diversification cannot eliminate such risks.

INVESTMENT OBJECTIVES AND POLICIES


The investment objective of the Fund is to maximize total return (from current income and capital appreciation), while providing shareholders with a high level of current income consistent with prudent investment risk.



The Fund will operate as a "diversified" investment company as defined under the Investment Company Act of 1940 (the "1940 Act"), which means that it must meet the following requirements:


        At least 75% of the value of its total assets will be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.


Portfolio turnover, as described in the Prospectus, is the ratio of the lesser of annual purchases or sales of portfolio securities to average monthly portfolio value, not including short-term securities. A 100% portfolio turnover rate would occur, for example, if all of the Fund's portfolio securities were replaced within one year. The Fund's portfolio turnover rates for the fiscal year ended July 31, 1995 and the seven-month fiscal period ended July 31, 1994, were 76% and 85%, respectively.


As noted in the Prospectus, the Fund may invest in repurchase agreements ("repos"). Repos are short-term instruments under which securities are purchased from a bank or a securities dealer with an agreement by the seller to repurchase the securities at a mutually agreeable date, interest rate, and price. In investing in repos, the Fund's risk is limited to the ability of such seller to pay the agreed upon amount at the maturity of the repo. In the opinion of Advisers, such risk is not material, since in the event of default, barring extraordinary circumstances, the Fund would be entitled to sell the underlying securities or otherwise receive adequate protection under Federal bankruptcy laws for its interest in such securities. However, to the extent that proceeds from any sale upon a default were less than the repurchase price, the Fund could suffer a loss.

MORTGAGE-BACKED SECURITIES

Consistent with the Fund's investment objective and policies set forth in the Prospectus, and the investment restrictions set forth below, the Fund may invest in certain types of mortgage-backed securities. One type of mortgage-backed security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental organizations. These securities provide a monthly payment which consists of both interest and principal payment, which are in effect a "pass-through" of the monthly payments made by individual borrowers on their residential mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying residential property, refinancing or foreclosure, net of fees or costs which may be incurred. Some certificates (such as those issued by the Government National Mortgage Association) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether the mortgagor actually makes the payment.

A major governmental guarantor of pass-through certificates is the Government National Mortgage Association ("GNMA"). GNMA is authorized to guarantee, with the full faith and credit of the United States Government, the timely payments of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.

Other governmental (but not backed by the full faith and credit of the United States Government) guarantors include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA purchases residential mortgages from a list of approved seller/servicers which include state and Federally-chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the United States Government. FHLMC issues Participation Certificates ("PCs") which represent interests in mortgages from FHLMC's national portfolio. FHLMC guarantees the timely payment of interest and ultimate collection of principal but PCs are not backed by the full faith and credit of the United States Government.

If mortgage interest rates decrease, the value of the Fund's securities generally will increase, however it is anticipated that the average life of the mortgages in the pool will decrease--as borrowers refinance and prepay mortgages in order to take advantage of lower rates. The proceeds to the Fund from such prepayments will have to be invested at the then prevailing lower interest rates. On the other hand, if interest rates increase, the value of the Fund's securities generally will decrease, while it is anticipated that borrowers will not refinance and therefore the average life of the mortgages in the pool will be longer.

INVESTMENT RESTRICTIONS


The following investment restrictions are deemed fundamental policies. They may be changed only by the vote of a "majority" of the Fund's outstanding shares, which as used in this Statement of Additional Information, means the lesser of
(i) 67% of the Fund's outstanding shares present at a meeting of the holders if more than 50% of the outstanding shares are present in person or by proxy or
(ii) more than 50% of the Fund's outstanding shares.


The Fund will not:

        (1) Issue any senior securities (as defined in the Investment Company Act of 1940, as amended).

        (2) Borrow money, except from banks for temporary or emergency purposes in an amount not exceeding 5% of the value of its total assets.

        (3) Mortgage, pledge, or hypothecate its assets, except in an amount not exceeding 10% of the value of its total assets to secure temporary or emergency borrowing. In order to comply with certain state statutes or investment restrictions, the Fund will not, as a matter of operating policy, pledge, mortgage, or hypothecate its portfolio securities to the extent that at any time the percentage of pledged securities plus the sales load will exceed 10% of the offering price of the Fund's shares.

        (4) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter under applicable laws.

        (5) Purchase or sell real estate.

        (6) Purchase or sell commodities or commodity contracts.

        (7) Invest 25% or more of the value of its total assets in the securities of issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to securities issued, guaranteed, insured, or collateralized by the United States Government or its agencies or instrumentalities.


        (8) Purchase or retain the securities of any issuer, if, to the Fund's knowledge, those officers or directors of the Fund or of its investment adviser who individually own beneficially more than 5% of the outstanding securities of such issuer, together owned beneficially more than 5% of such outstanding securities.


        (9) Make loans to other persons except for the entering into of repurchase agreements and except that the Fund may lend its portfolio securities if such loans are secured by collateral equal to at least the market value of the securities lent, provided that such collateral shall be limited to cash, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit or other high-grade, short-term obligations or interest-bearing cash equivalents, and provided further that such loans may not be made if as a result the aggregate of such loans would exceed fifty percent of the value of the Fund's total assets [excluding collateral securing such loans] taken at current value. The purchase of a portion of an issue of publicly distributed bonds, debentures, or other debt securities will not be considered the making of a loan. Fund assets may be invested in repurchase agreements in connection with interest bearing debt securities which may otherwise be purchased by the Fund, provided that the Fund will not enter into repurchase agreements if, as a result thereof, more than 10% of the Fund's total assets valued at the time of the transaction would be subject to repurchase agreements maturing in more than seven days.

        (10) Purchase securities on margin, except that it may obtain such short-term credits as may be necessary for the clearance of purchases or sales of securities.

        (11) Participate on a joint or a joint and several basis in any securities trading account.

        (12) Invest in puts, calls, or combinations thereof.

        (13) Make short sales, except for sales "against the box." While a short sale is made by selling a security the Fund does not own, a short sale is "against the box" to the extent that the Fund contemporaneously owns or has the right to obtain securities identical to those sold short at no added cost.

        (14) Purchase from or sell to any officer, director, or employee of the Fund, or its adviser or underwriter, or any of their officers or directors, any securities other than shares of the Fund's common stock.


The following investment restrictions may be changed without shareholder approval.


The Fund will not:

        (1) Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Although the Fund indirectly absorbs its prorata share of the other investment companies' expenses through the yield received on these securities, management believes the yield and liquidity features of these securities to, at times, be more beneficial to the Fund than other types of short-term securities and that the indirect absorption of these expenses has a de minimis effect on the Fund's return.)

        (2) Invest more than 15% of its net assets in illiquid securities.

        (3) Invest, with respect to collateral obtained in lending portfolio securities, more than 35% of its total assets in short-term (one year or less) high-grade securities.


        (4) Invest more than 5% of the Fund's net assets in IOs, POs, inverse floaters, and accrual bonds at any one time, and no more than 10% of the net assets of the Fund will be invested in all such obligations at any one time.



        (5) Invest more than 20% of the Fund's net assets may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).



Pursuant to requirements of the Texas Securities Board, the Fund will not invest in oil, gas, and other mineral leases, nor more than 5% of its net assets, valued at the lower of cost or market, in warrants; nor, within such amount, invest more than 2% of such net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange. Warrants attached to securities or acquired in units are excepted from the above limitations.



Any investment policy or restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and results therefrom.


DIRECTORS AND EXECUTIVE OFFICERS

The names, addresses, principal occupations, and other affiliations of directors and executive officers of Fortis Income are given below:


                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            THE FUND               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Richard W. Cutting            Director         Certified public accountant and financial consultant.
137 Chapin Parkway
Buffalo, New York
Allen R. Freedman*            Director         Chairman and Chief Executive Officer of Fortis, Inc.; a Managing
One Chase Manhattan Plaza                      Director of Fortis International, N. V.
New York, New York

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            THE FUND               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Dr. Robert M. Gavin           Director         President, Macalester College.
1600 Grand Avenue
St. Paul, Minnesota
Benjamin S. Jaffray           Director         Chairman of the Sheffield Group, Ltd., a financial consulting
4040 IDS Center                                group.
Minneapolis, Minnesota
Jean L. King                  Director         President, Communi-King, a communications consulting firm.
12 Evergreen Lane
St. Paul, Minnesota
Dean C. Kopperud*             President and    Chief Executive Officer and a Director of Advisers, President and
500 Bielenberg Drive          Director         a Director of Investors, and Senior Vice President and a Director
Woodbury, Minnesota                            of Fortis Benefits Insurance Company and Time Insurance Company.
Edward M. Mahoney             Director         Retired; prior to December, 1994, Chairman and Chief Executive
2760 Pheasant Road                             Officer and a Director of Advisers and Investors, Senior Vice
Excelsior, Minnesota                           President and a Director of Fortis Benefits Insurance Company, and
                                               Senior Vice President of Time Insurance Company.
Robb L. Prince                Director         Retired; prior to July, 1995, Vice President and Treasurer,
5108 Duggan Plaza                              Jostens, Inc., a producer of products and services for the youth,
Edina, Minnesota                               education, sports award, and recognition markets.
Leonard J. Santow             Director         Principal, Griggs & Santow, Incorporated, economic and financial
75 Wall Street                                 consultants.
21st Floor
New York, New York
Joseph M. Wikler              Director         Investment consultant and private investor; prior to January,
12520 Davan Drive                              1994, Director of Research, Chief Investment Officer, Principal,
Silver Spring, Maryland                        and a Director, The Rothschild Co., Baltimore, Maryland. The
                                               Rothschild Co. is an investment advisory firm.
Gary N. Yalen                 Vice President   President and Chief Investment Officer of Advisers (since August,
One Chase Manhattan Plaza                      1995) and Fortis Asset Management, a division of Fortis, Inc., New
New York, New York                             York, NY, and Senior Vice President, Investments, Fortis, Inc.
Howard G. Hudson              Vice President   Executive Vice President of Advisers (since August, 1995) and
One Chase Manhattan Plaza                      Senior Vice President, Fixed Income, Fortis Asset Management;
New York, New York                             prior to February, 1991, Senior Vice President, Fairfield
                                               Research, New Canaan, CT.
Stephen M. Poling             Vice President   Executive Vice President and Director of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota
Fred Obser                    Vice President   Senior Vice President of Advisers (since August, 1995) and Senior
One Chase Manhattan Plaza                      Vice President, Equities, Fortis Asset Management.
New York, New York
Dennis M. Ott                 Vice President   Senior Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota
James S. Byrd                 Vice President   Vice President of Advisers and Investors; prior to March, 1991,
5500 Wayzata Boulevard                         Senior Vice President, Templeton Investment Counsel, Inc., Fort
Golden Valley, Minnesota                       Lauderdale, Florida.

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            THE FUND               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Nicholas L. M. dePeyster      Vice President   Vice President of Advisers (since August, 1995) and Vice
One Chase Manhattan Plaza                      President, Equities, Fortis Asset Management; prior to July, 1991,
New York, New York                             Research Associate, Smith Barney, Inc., New York, NY.
Charles J. Dudley             Vice President   Vice President of Advisers and Fortis Asset Management; prior to
One Chase Manhattan Plaza                      August, 1995, Senior Vice President, Sun America Asset Management,
New York, New York                             Los Angeles, CA.
Maroun M. Hayek               Vice President   Vice President of Advisers (since August, 1995) and Vice
One Chase Manhattan Plaza                      President, Fixed Income, Fortis Asset Management.
New York, New York
Robert C. Lindberg            Vice President   Vice President of Advisers and Investors; prior to July, 1993,
One Chase Manhattan Plaza                      Vice President, Portfolio Manager, and Chief Securities Trader,
New York, New York                             COMERICA, Inc., Detroit, Michigan. COMERCA, Inc. is a bank.
Kevin J. Michels              Vice President   Vice President of Advisers (since August, 1995) and Vice
One Chase Manhattan Plaza                      President, Administration, Fortis Asset Management.
New York, New York
Stephen M. Rickert            Vice President   Vice President of Advisers (since August, 1995) and Corporate Bond
One Chase Manhattan Plaza                      Analyst, Fortis Asset Management; from August, 1993 to April,
New York, New York                             1994, Corporate Bond Analyst, Dillon, Read & Co., Inc., New York,
                                               NY; prior to June, 1992, Corporate Bond Analyst, Western Asset
                                               Management, Los Angeles, CA.
Keith R. Thomson              Vice President   Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota
Christopher J. Woods          Vice President   Vice President of Advisers (since August, 1995) and Vice
One Chase Manhattan Plaza                      President, Fixed Income, Fortis Asset Management; prior to
New York, New York                             November, 1992, Head of Fixed Income, The Police and Firemen's
                                               Disability and Pension Fund of Ohio, Columbus, OH.
Robert W. Beltz, Jr.          Vice President   Vice President--Mutual Fund Operations of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota
Thomas D. Gualdoni            Vice President   Vice President of Advisers, Investors, and Fortis Benefits
500 Bielenberg Drive                           Insurance Company.
Woodbury, Minnesota
Larry A. Medin                Vice President   Senior Vice President--Sales of Advisers and Investors; from
500 Bielenberg Drive                           August 1992 to November 1994, Senior Vice President, Western
Woodbury, Minnesota                            Divisional Officer of Colonial Investment Services, Inc., Boston,
                                               Massachusetts; from June 1991 to August 1992, Regional Vice
                                               President, Western Divisional Officer of Alliance Capital
                                               Management, New York, New York; prior to June 1991, Senior Vice
                                               President, National Sales Director, Met Life State Street
                                               Investment Services, Inc.
Jon H. Nicholson              Vice President   Vice President--Marketing and Product Development of Fortis
500 Bielenberg Drive                           Benefits Insurance Company.
Woodbury, Minnesota

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            THE FUND               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
John W. Norton                Vice President   Senior Vice President and Deputy General Counsel for Securities of
500 Bielenberg Drive                           Advisers and Investors; since January, 1993, Senior Vice
Woodbury, Minnesota                            President, Life and Investment Products, Fortis Benefits Insurance
                                               Company and Vice President and General Counsel, Life and
                                               Investment Products, Time Insurance Company.
David A. Peterson             Vice President   Vice President and Assistant General Counsel, Fortis Benefits
500 Bielenberg Drive                           Insurance Company.
Woodbury, Minnesota
Richard P. Roche              Vice President   Vice President of Advisers and Investors; prior to August, 1995,
500 Bielenberg Drive                           President of Prospecting By Seminars, Inc., Guttenberg, NJ.
Woodbury, Minnesota
Anthony J. Rotondi            Vice President   Senior Vice President of Advisers; from January, 1993 to August,
500 Bielenberg Drive                           1995, Senior Vice President, Operations, Fortis Benefits Insurance
Woodbury, Minnesota                            Company; prior to January, 1993, Senior Vice President,
                                               Information Technology, Fortis, Inc.
Michael J. Radmer             Secretary        Partner, Dorsey & Whitney P.L.L.P., the Fund's General Counsel.
220 South Sixth Street
Minneapolis, Minnesota
Tamara L. Fagely              Treasurer        Fund Accounting Officer of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota


-------------------------------------------

  * Mr. Kopperud is an "interested person" (as defined under the 1940 Act) of Fortis Income, Advisers, and Investors primarily because he is an officer and director of each. Mr. Freedman is an "interested person" of Fortis Income, Advisers, and Investors because he is Chairman and Chief Executive Officer of Fortis, Inc. ("Fortis"), the parent company of Advisers and indirect parent company of Investors, and a Managing Director of Fortis International, N. V., the parent company of Fortis.

-------------------------------------------


All of the above officers and directors also are officers and/or directors of other investment companies of which Advisers is the investment adviser. No compensation is paid by Fortis Income to any of its officers or directors except for a fee of $350 per month, $100 per meeting attended, and $100 per applicable committee meeting attended (and reimbursement of travel expenses to attend meetings) to each director not affiliated with Advisers. During the fiscal year ended July 31, 1995, Fortis Income paid $43,143 in directors' fees to directors who were not affiliated with Advisers or Investors and reimbursed three such directors a total of $3,383 for travel expenses incurred in attending directors' meetings. Legal fees and expenses of $47,156 also were paid to a law firm of which Fortis Income's Secretary is a partner. As of October 31, 1995, the directors and executive officers beneficially owned less than 1% of the outstanding shares of Fortis Income. Directors Kopperud, Mahoney, Prince, King, and Jaffray are members of the Executive Committee of the Board of Directors. While the Executive Committee is authorized to act in the intervals between regular board meetings with full capacity and authority of the full Board of Directors, except as limited by law, it is expected that the Committee will act only infrequently.


INVESTMENT ADVISORY AND OTHER
SERVICES

GENERAL

Fortis Advisers, Inc. ("Advisers") has been the investment adviser and manager of the Fund since the Fund began business in 1972. Investors acts as the Fund's underwriter. Both act as such pursuant to written agreements periodically approved by the directors or shareholders of the Fund. The address of both is that of the Fund.


As of August 31, 1995, Advisers managed twenty-eight investment company portfolios with combined net assets of approximately $3,979,921,000, and one private account with net assets of approximately $17,644,000. Fortis Financial Group also has approximately $1.9 billion in insurance reserves. As of the same date, the investment company portfolios had an aggregate of 219,680 shareholders, including 30,354 shareholders of the Fund.



During the fiscal year ended July 31, 1995, the seven-month fiscal period ended July 31, 1994, and the fiscal year ended December 31, 1993, Advisers received $3,576,719, $2,444,873, and $4,405,583, respectively, as its compensation for acting as the investment adviser and manager of the Fund. However, for such periods, Advisers reimbursed the Fund $84,896, $58,157, and $71,866 pursuant to the expense reimbursement agreement then in effect, resulting in a net fee of $3,491,823, $2,386,716, and $4,333,717, respectively. Investors received
$802,986, $1,465,992, and $5,071,141 during these same periods for underwriting the Fund's shares, out of which commissions of sales representatives and allowances to dealers approximating $665,203, $1,221,615, and $4,290,352, were paid by Investors.



During the fiscal year ended July 31, 1995, Investors received $23,151 pursuant to the Plan of Distribution (see "Plan of Distribution"). Investors paid $278,793 to broker-dealers and registered representatives. In addition to such amount paid, Advisers and Investors together spent $140,061 on activities related to the distribution of the Fund's shares.


CONTROL AND MANAGEMENT OF ADVISERS AND INVESTORS

Fortis owns 100% of the outstanding voting securities of Advisers, and Advisers owns all of the outstanding voting securities of Investors.


Fortis, located in New York, New York, is a wholly owned subsidiary of Fortis International, N.V., which has approximately $100 billion in assets worldwide and is in turn an indirect wholly owned subsidiary of AMEV/VSB 1990 N.V. ("AMEV/VSB 1990").


AMEV/VSB 1990 is a corporation organized under the laws of The Netherlands to serve as the holding company for all U.S. operations and is owned 50% by Fortis AMEV and 50% by Fortis AG. AMEV/VSB 1990 owns a group of companies active in insurance, banking and financial services, and real estate development in The Netherlands, the United States, Western Europe, Australia, and New Zealand.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG own a group of companies (of which AMEV/VSB 1990 is one) active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim.


Dean C. Kopperud is Chief Executive Officer of Advisers and President of Investors; Gary N. Yalen is President and Chief Investment Officer of Advisers; Stephen M. Poling is Executive Vice President of Advisers and Investors; Howard
G. Hudson is Executive Vice President of Advisers; Dennis M. Ott, Larry A. Medin, and Anthony J. Rotondi are Senior Vice Presidents of Advisers and Investors; John W. Norton is Senior Vice President and Deputy General Counsel for Securities of Advisers and Investors; Fred Obser is Senior Vice President of Advisers; Robert W. Beltz, Jr., James S. Byrd, Thomas D. Gualdoni, Robert C. Lindberg, Jon H. Nicholson, Richard P. Roche, and Keith R. Thomson are Vice Presidents of Advisers and Investors; Nicholas L. M. De Peyster, Charles J. Dudley, Maroun M. Hayek, Kevin J. Michels, Stephen M. Rickert, and Christopher
J. Woods are Vice Presidents of Advisers; John E. Hite is 2nd Vice President and Assistant Secretary of Advisers and Investors; Carol M. Houghtby is 2nd Vice President and Treasurer of Advisers and Investors; Barbara W. Kirby is 2nd Vice President of Advisers and Investors; Tamara L. Fagely is Fund Accounting Officer of Advisers and Investors; David C. Greenzang is Money Market Portfolio Officer of Advisers; Michael D. O'Connor is Qualified Plan Officer of Advisers and Investors; Barbara J. Wolf is Trading Officer of Advisers; Joanne M. Herron is Assistant Treasurer of Advisers and Investors and Sharon R. Jibben is Assistant Secretary of Advisers.



Messrs. Kopperud, Yalen, and Poling are the Directors of Advisers.



All of the above persons reside or have offices in the Minneapolis/St. Paul area, except Messrs. Yalen, Hudson, De Peyster, Dudley, Hayek, Lindberg, Michels, Obser, and Woods, who all are located in New York City.


INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT


Advisers acts as investment adviser and manager of the Fund under an Investment Advisory and Management Agreement (the "Agreement") dated April 2, 1993, which became effective the same date following shareholder approval on April 1, 1993. This Agreement was last approved by the Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) on December 7, 1994. The Agreement will terminate automatically in the event of its assignment. In addition, the Agreement is terminable at any time, without penalty, by the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, on not more than 60 days' written notice to Advisers, and by Advisers on 60 days' notice to Fortis Income. Unless sooner terminated, the Agreement shall continue in effect for more than two years after its execution only so long as such continuance is specifically approved at least annually by either the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, provided that in either event such continuance is also approved by the vote of a majority of the directors who are not parties to such Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.


The Agreement provides for an investment advisory and management fee calculated as described in the following table. As you can see from the table, this fee decreases (as a percentage of Fund net assets) as the Fund grows. As of August 31, 1995, the Fund had net assets of approximately $482,040,000.


                                      ANNUAL
                               INVESTMENT ADVISORY
    AVERAGE NET ASSETS          AND MANAGEMENT FEE
---------------------------  ------------------------
For the first $50,000,000                  .8%
For assets over $50,000,000                .7%

The Agreement requires the Fund to pay all its expenses which are not assumed by Advisers and/or Investors. These Fund expenses include, by way of example, but not by way of limitation, the fees and expenses of directors and officers of Fortis Income who are not "affiliated persons" of Advisers, interest expenses, taxes, brokerage fees and commissions, fees and expenses of registering and qualifying Fortis Income and its shares for distribution under Federal and state securities laws, expenses of preparing prospectuses and of printing and distributing prospectuses annually to existing shareholders, custodian charges, auditing and legal expenses, insurance expenses, association membership dues, and the expense of reports to shareholders, shareholders' meetings, and proxy solicitations.

Advisers bears the costs of acting as the Fund's transfer agent, registrar, and dividend agent. Advisers or Investors also shall bear all promotional expenses in connection with the distribution of Fortis Income's shares, including paying for prospectuses and shareholder reports for new shareholders, and the costs of sales literature.


Pursuant to an undertaking given to the State of California, Advisers has agreed to reimburse the Fund monthly for any amount by which the Fund's aggregate annual expenses, exclusive of taxes, brokerage commissions, and interest on borrowing exceeds 2 1/2% on the first $30,000,000 of average net assets, 2% on the next $70,000,000, and 1 1/2% on the balance. Pursuant to an additional undertaking given to the State of California, Advisers has agreed to limit aggregate annual expenses charged to the Fund to 1.5% of the first $30,000,000 of its average net assets and 1% of its remaining average net assets with respect to any period that the Fund invests in other open-end investment companies. Advisers reserves the right to agree to lesser expense limitations from time to time. In the fiscal year ended July 31, 1995, Advisers was not required to make any reimbursement to the Fund pursuant to these limitations.



From June 1, 1993 until June 1, 1995, Advisers limited expenses (exclusive of 12b-1 fees, interest, taxes, brokerage commissions, and non-recurring or extraordinary charges and expenses) to .77% of the Fund's average net assets.


Under the Agreement, Advisers, as investment adviser to the Fund, has the sole authority and responsibility to make and execute investment decisions for the Fund within the framework of the Fund's investment policies, subject to review by the Board of Directors. Advisers also furnishes the Fund with all required management services, facilities, equipment, and personnel.

Although investment decisions for the Fund are made independently from those of the other funds or private accounts managed by Advisers, sometimes the same security is suitable for more than one fund or account. If and when two or more funds or accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements equitable to each fund or account. The simultaneous purchase or sale of the same securities by the Fund and other funds or accounts may have a detrimental effect on the Fund, as this may affect the price paid or received by the Fund or the size of the position obtainable by the Fund.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

As the Fund's portfolio is exclusively composed of debt, rather than equity securities, most of the Fund's portfolio transactions are effected with dealers without the payment of brokerage commissions, but at net prices which usually include a spread or markup. In effecting such portfolio transactions on behalf of the Fund, Advisers seeks the most favorable net price consistent with the best execution. However, frequently Advisers selects a dealer to effect a particular transaction without contacting all dealers who might be able to effect such transaction, because of the volatility of the bond market and the desire of Advisers to accept a particular price for a security because the price offered by the dealer meets its guidelines for profit, yield, or both.

Decisions with respect to placement of the Fund's portfolio transactions are made by its investment adviser. The primary consideration in making these decisions is efficiency in the execution of orders and obtaining the most favorable net prices for the Fund. When consistent with these objectives, business may be placed with broker-dealers who furnish investment research services to Advisers. Such research services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. This allows Advisers to supplement its own investment research activities and enables Advisers to obtain the views and information of individuals and research staffs of many different securities firms prior to making investment decisions for the Fund. To the extent portfolio transactions are effected with broker-dealers who furnish research services to Advisers, Advisers receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Fund from these transactions. Advisers believes that most research services obtained by it generally benefits several or all of the investment companies and private accounts which it manages, as opposed to solely benefiting one specific managed fund or account. Normally, research services obtained through managed funds or accounts investing in common stocks would primarily benefit those funds or accounts managed by Advisers which invest in common stock; similarly, services obtained from transactions in fixed income securities would normally be of greater benefit to the managed funds or accounts which invest in debt securities.

Advisers has not entered into any formal or informal agreements with any broker-dealers, nor does it maintain any "formula" which must be followed in connection with the placement of Fund portfolio transactions in exchange for research services provided Advisers, except as noted below. However, Advisers does maintain an informal list of broker-dealers, which is used from time to time as a general guide in the placement of Fund business, in order to encourage certain broker-dealers to provide Advisers with research services which Advisers anticipates will be useful to it. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. Advisers will authorize the Fund to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Advisers determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Advisers' overall responsibilities with respect to the accounts as to which Advisers exercises investment discretion. Generally, the Fund pays higher commissions than the lowest rates available.


During the fiscal year ended July 31, 1995, fixed income securities transactions having an aggregate dollar value of approximately $798,222,000 (excluding short-term securities) were traded at net prices including a spread or markup; during the same period, the Fund paid no brokerage commissions to brokers involved in the purchase and sale of securities for the Fund's portfolio.



The Fund will not effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with Advisers, unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker-dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Fund. No commissions were paid to any affiliate of Advisers during the fiscal year ended July 31, 1995, the seven-month fiscal period ended July 31, 1994, or the fiscal year ended December 31, 1993.



During the fiscal year ended July 31, 1995, the Fund did not acquire the securities of any of its regular brokers or dealers or the parent of those brokers or dealers that derive more than fifteen percent of their gross revenue from securities-related activities.


CAPITAL STOCK

The Fund's shares have a par value of $.01 per share and equal rights to share in dividends and assets. The shares possess no preemptive or conversion rights.

On August 31, 1995, the Fund had 53,119,105 shares outstanding. On that date, no person owned of record or, to the Fund's knowledge, beneficially as much as 5% of the outstanding shares of the Fund, except as follows: Class B--8.8% Esther Sachs, P.O. Box 1489, Aspen, CO 81612-1489; Class C--10.2% American Chemical Systems, Inc., 320 Burning Oaks Drive, Irwin, PA 15642-5906; 7.3% Alvina Den Ouden, 1501 Leisure World, Mesa, AZ 85206-2308; 7.1% Vivian C. Gilbertson, 1717
S. Main St., Burlington, IA 52601-6126; and 5.6% Myrtle E. Felty, RR2, Box 180, Palisade, MN 56469-9705.


The Fund currently offers its shares in five classes, each with different sales arrangements and bearing different expenses. Under Fortis Income's Articles of Incorporation, the Board of Directors is authorized to create new portfolios or classes without the approval of the shareholders of the Fund. Each share will have a pro rata interest in the assets of the Fortis Income portfolios to which the shares of that series relates, and will have no interest in the assets of any other Fortis Income portfolio. In the event of liquidation, each share of a Fortis Income portfolio would have the same rights to dividends and assets as every other share of that Fortis Income portfolio, except that, in the case of a series with more than one class of shares, such distributions will be adjusted to appropriately reflect any charges and expenses borne by each individual class.

Fortis Income is not required under Minnesota law to hold annual or periodically scheduled regular meetings of shareholders. Minnesota corporation law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares of Fortis Income may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or the chief financial officer of Fortis Income. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at Fortis Income's expense. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

Cumulative voting is not authorized. This means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and in such event the holders of the remaining shares will be unable to elect any directors.

COMPUTATION OF NET ASSET VALUE AND PRICING


On July 31, 1995, the Fund's net asset values per share were calculated as follows:



                                    CLASS E
Net Assets       ($470,596,689)
---------------------------          =  Net Asset Value Per Share
Shares Outstanding  (52,149,917)        ($9.02)

To obtain the public offering price per share, the 4.5% sales charge had to be added to the net asset value obtained above:



$9.02
 ----   =  Public Offering Price Per Share ($9.45)
 .955

                                    CLASS A
Net Assets        ($4,908,726)
--------------------------           =  Net Asset Value Per Share
Shares Outstanding   (544,097)          ($9.02)

To obtain the public offering price per share, the 4.5% sales charge had to be added to the net asset value obtained above:



$9.02
 ----   =  Public Offering Price Per Share ($9.45)
 .955

                                    CLASS B
Net Assets         ($482,701)
--------------------------           =  Net Asset Value Per Share
Shares Outstanding    (53,530)          ($9.02)

                                    CLASS H
Net Assets        ($4,822,508)
--------------------------           =  Net Asset Value Per Share
Shares Outstanding   (534,676)          ($9.02)

                                    CLASS C
Net Assets         ($326,166)
--------------------------           =  Net Asset Value Per Share
Shares Outstanding    (36,194)          ($9.01)

The primary close of trading of the New York Stock Exchange (the "Exchange") currently is 3:00 P.M. (Central Time), but this time may be changed. The offering price for purchase orders received in the office of the Fund after the beginning of each day the Exchange is open for trading is based on net asset value determined as of the primary closing time for business on the Exchange that day; the price in effect for orders received after such close is based on the net asset value as of such close of the Exchange on the next day the Exchange is open for trading.


Generally, the net asset value of the Fund's shares is determined on each day on which the Exchange is open for business. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day,

Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Additionally, net asset value need not be determined (i) on days on which changes in the value of the Fund's portfolio securities will not materially affect the current net asset value of the Fund's shares; or (ii) on days during which no Fund shares are tendered for redemption and no orders to purchase or sell Fund shares are received by the Fund.

SPECIAL PURCHASE PLANS

The Fund offers several special purchase plans, described in the Prospectus, which allow reduction or elimination of the sales charge for Class A and E shares under certain circumstances. Additional information regarding some of the plans is as follows:

STATEMENT OF INTENTION

The 13-month period is measured from the date the letter of intent is approved by Investors, or at the purchaser's option it may be made retroactive 90 days, in which case Investors will make appropriate adjustments on purchases during the 90-day period.

In computing the total amount purchased for purposes of determining the applicable sales commission, the public offering price (at the time they were purchased) of shares currently held in the Fortis Funds having a sales charge and purchased within the past 90 days may be used as a credit toward Fund shares to be purchased under the Statement of Intention. Any such fund shares purchased during the remainder of the 13-month period also may be included as purchases made under the Statement of Intention.

The Statement of Intention includes a provision for payment of additional applicable sales charges at the end of the period in the event the investor fails to purchase the amount indicated. This is accomplished by holding in escrow the number of shares represented by the sales charge discount. If the investor's purchases equal those specified in the Statement of Intention, the escrow is released. If the purchases do not equal those specified in the Statement of Intention, the shareholder may remit to Investors an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges that would have been paid on the aggregate purchases if the total of such purchases had been made at a single time. If the purchaser does not remit this sum to Investors on a timely basis, Investors will redeem the escrowed shares. The Statement of Intention is not a binding obligation on the part of the investor to purchase, or the Fund to sell, the full amount indicated. Nevertheless, the Statement of Intention should be read carefully before it is signed.

TAX SHELTERED RETIREMENT PLANS

IRAS AND KEOGH PLANS. Individual taxpayers can defer taxes on current income by investing in Keogh Plans or Individual Retirement Accounts (IRAs) for retirement. You can qualify for a Keogh Plan if you are self-employed. lRAs may be opened by anyone who has earned compensation for services rendered. Certain reductions in sales charges set forth under "How to Buy Fund Shares" in the Fund's Prospectus are available to any organized group of individuals desiring to establish IRAs for the benefit of its members. If you are interested in one of these accounts, contact Investors for copies of our plans. You should check with your tax adviser before investing.

Under current Federal tax law, IRA depositors generally may contribute 100% of their earned income up to a maximum of $2,000 (including sales charge). Contributions up to $2,250 (including sales charge) can be made to IRA accounts for an individual and a nonemployed spouse. All shareholders who, along with their spouse, are not active participants in an employer sponsored retirement plan or who have adjusted gross income below a specified level can deduct such contributions (there is a partial deduction for higher income levels up to a specified amount) from taxable income so that taxes are put off until retirement, when reduced overall income and added deductions may result in a lower tax rate. There are penalty taxes for withdrawing this retirement money before reaching age 59 1/2 (unless the investor dies, is disabled, or withdraws equal installments over a lifetime). In addition, there are penalties on insufficient payouts after age 70 1/2, excess contributions, and excess distributions.

The Fund may advertise the number or percentage of its shareholders, or the amount or percentage of its assets, which are invested in retirement accounts or in any particular type of retirement account. Such figures also may be given on an aggregate basis for all of the funds managed by Advisers. Any retirement plan numbers may be compared to appropriate industry averages.

TAX SAVINGS AND YOUR IRA--A FULLY TAXABLE INVESTMENT COMPARED TO AN INVESTMENT THROUGH AN IRA

The following table shows the yield on an investment of $2,000 made at the beginning of each year for a period of 10 years and a period of 20 years. For illustrative purposes only, the table assumes an annual rate of return of 8%.

                                            FULLY        FULLY      PARTIALLY
                                           TAXABLE     DEDUCTIBLE   DEDUCTIBLE   NON-DEDUCTIBLE
                                          INVESTMENT      IRA*        IRA**          IRA***
                                          ----------   ----------   ----------   --------------
10 years - 15% Federal tax bracket         $24,799      $31,291      $28,944        $26,597
10 years - 28% Federal tax bracket         $19,785      $31,291      $26,910        $32,530
10 years - 31% Federal tax bracket         $18,702      $31,291      $26,441        $21,591
10 years - 36% Federal tax bracket         $16,597      $31,291      $25,659        $20,026
10 years - 39.6% Federal tax bracket       $15,744      $31,291      $25,095        $18,900
20 years - 15% Federal tax bracket         $72,515      $98,846      $91,432        $84,019
20 years - 28% Federal tax bracket         $54,236      $98,846      $85,007        $71,169
20 years - 31% Federal tax bracket         $50,526      $98,846      $83,525        $68,204
20 years - 36% Federal tax bracket         $44,722      $98,846      $81,054        $63,261
20 years - 39.6% Federal tax bracket       $40,820      $98,846      $79,274        $59,703

------------------------
* This column assumes that the entire $2,000 contribution each year is tax deductible. Tax on income earned on the IRA is deferred.
** This column assumes that only $1,000 of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.
*** This column assumes that none of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.

The 15% Federal income tax bracket applies to taxable income up to and including $38,000 for married couples filing jointly and $22,750 for unmarried individuals. The 28% Federal income tax rate applies to taxable income from $38,000 to $91,850 for married couples filing jointly and to taxable income from $22,750 to $55,100 for unmarried individuals. The 31% Federal income tax applies to taxable income from $91,850 to $140,000 for married couples filing jointly and to taxable income from $55,100 to $115,000 for unmarried individuals. The 36% Federal income tax rate applies to taxable income from $140,000 to $250,000 for married couples filing jointly and to taxable income from $115,000 to $250,000 for unmarried individuals. The 39.6% Federal income tax rate applies to taxable income above $250,000 for married couples filing jointly and to taxable income above $250,000 for unmarried individuals. (Although the above table reflects the nominal Federal tax rates, the effective Federal tax rates exceed those rates for certain taxpayers because of the phase-out of personal exemptions and the partial disallowance of itemized deductions for taxpayers above certain income levels).

The table reflects only Federal income tax rates, and not any state or local income taxes.
-------------------------------------------

If you change your mind about opening your IRA, you generally have seven days after receipt of notification within which to cancel your account. To do this, you must send a written cancellation to Investors (at its mailing address listed on the cover page) within that seven day period. If you cancel within seven days, any amounts invested in the Fund will be returned to you, together with any sales charge. If your investment has declined, Investors will make up the difference so that you receive the full amount invested.

PENSION; PROFIT-SHARING; IRA; 403(B). Tax qualified retirement plans also are available, including pension and profit-sharing plans, IRA's, and Section 403(b) salary reduction arrangements. The Section 403(b) salary reduction arrangement is principally for employees of state and municipal school systems and employees of many types of tax-exempt or nonprofit organizations. Persons desiring information about such Plans, including their availability, should contact Investors. All the Retirement Plans summarized above involve a long-term commitment of assets and are subject to various legal requirements and restrictions. The legal and tax implications may vary according to the circumstances of the individual investor. Therefore, the investor is urged to consult with an attorney or tax adviser prior to establishing such a plan.

TAX-QUALIFIED PLAN CUSTODIANS AND TRUSTEES. Current fees: IRA and 403(b)--$10 annually; Keogh or small group corporate plan--$15 initial fee plus $30 annually (plus $5 annually per participant account and a per participant account termination fee of $25). First Trust National Association is the Custodian under the IRA and 403(b) plans. If a shareholder pays custodial fees by separate check, they will not be deducted from his or her account and will not constitute excess contributions. First Trust National Association also acts as Trustee under the Keogh and small group corporate plans. The bank reserves the right to change its fees on 30 days' prior written notice.

WITHHOLDING. Distributions from accounts for tax qualified plans are subject to tax withholding unless: (a) the payee elects to have no withholding and is permitted to do so under Federal law; or (b) payment is made to an exempt person (normally the plan trustee in his or her capacity as plan trustee). Any payee electing to have no withholding must do so in writing, and must do so at or before the time that payment is made. A payee is not permitted to elect no withholding if he or she is subject to mandatory backup withholding under Federal law for failure to provide his or her tax identification number or for failure to report all dividend or interest payments. Payees from 403(b) and corporate or Keogh accounts also are not permitted to elect out of withholding except as regards systematic partial withdrawals extending over 10 or more years.

For IRAs, the withholding amount is 10% of the amount withdrawn. For corporate, Keogh, and 403(b) plans, the withholding amount is as follows:

Total withdrawals or unscheduled partial 20% of the amount withdrawn; withdrawals or systematic partial with-drawals for less than a 10 year period--

Other systematic partial withdrawals--    amount determined by wage  withholding
                                          tables  and your completed withholding
                                          allowance election  (or  if  none,  is
                                          submitted  based  on  the  presumption
                                          that  you  are  a  married  individual
                                          claiming  three withholding allowances
                                          (no withholding if withdrawals do  not
                                          exceed $10,600 per year);

Withholding for non-resident aliens is subject to special rules. When payment is made to a plan trustee, Advisers assumes no responsibility for withholding. Subsequent payment by the trustee to other payees may require withholding. Such withholding is the responsibility of the plan trustee or of the plan administrator.

Any amounts withheld may be applied as a credit against Federal tax subsequently due.

GIFTS OR TRANSFERS TO MINOR CHILDREN


This gift or transfer is registered in the name of the custodian for a minor under the Uniform Transfers to Minors Act (in some states the Uniform Gifts to Minors Act). Dividends or capital gains distributions are taxed to the child, whose tax bracket is usually lower than the adult's. However, if the child is under 14 years old and his or her unearned income is more than $1,200 per year, then that portion of the child's income which exceeds $1,200 per year will be taxed to the child at the parents' top rate. Control of the Fund shares passes to the child upon reaching a specified adult age (either 18 or 21 years in most states).


SYSTEMATIC INVESTMENT PLAN

The Fund provides a convenient, voluntary method of purchasing shares in the Fund through its "Systematic Investment Plan."

The principal purposes of the Plan are to encourage thrift by enabling you to make regular purchases in amounts less than normally required, and to employ the principle of dollar cost averaging, described below.

By acquiring Fund shares on a regular basis pursuant to a Systematic Investment Plan, or investing regularly on any other systematic plan, the investor takes advantage of the principle of dollar cost averaging. Under dollar cost averaging, if a constant amount is invested at regular intervals at varying price levels, the average cost of all the shares will be lower than the average of the price levels. This is because the same fixed number of dollars buys more shares when price levels are low and fewer shares when price levels are high. It is essential that the investor consider his or her financial ability to continue this investment program during times of market decline as well as market rise. The principle of dollar cost averaging will not protect against loss in a declining market, as a loss will result if the plan is discontinued when the market value is less than cost.

An investor has no obligation to invest regularly or to continue the Plan, which may be terminated by the investor at any time without penalty. Under the Plan, any distributions of income and realized capital gains will be reinvested in additional shares at net asset value unless a shareholder instructs Investors in writing to pay them in cash. Investors reserves the right to increase or decrease the amount required to open and continue a Plan, and to terminate any Plan after one year if the value of the amount invested is less than the amount indicated.

EXCHANGE PRIVILEGE

The amount to be exchanged must meet the minimum purchase amount of the fund being purchased.

Shareholders should consider the differing investment objectives and policies of these other funds prior to making such exchange.

For Federal tax purposes, except where the transferring shareholder is a tax qualified plan, a transfer between funds is a taxable event that probably will give rise to a capital gain or loss. Furthermore, if a shareholder carries out the exchange within 90 days of purchasing the shares in the Fund, the sales charge incurred on that purchase cannot be taken into account for determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other fund is reduced because of the exchange privilege. However, the amount of the sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

REINVESTED DIVIDEND/CAPITAL GAINS DISTRIBUTIONS BETWEEN FORTIS FUNDS

This privilege is based upon the fact that such orders are generally unsolicited and the resulting lack of sales effort and expense.

PURCHASES BY FORTIS INCOME DIRECTORS OR OFFICERS

This privilege is based upon their familiarity with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY FORTIS, INC. (OR ITS SUBSIDIARIES) OR ASSOCIATED PERSONS

This privilege is based upon the relationship of such persons to the Fund and the resulting economies of sales effort and expense.

PURCHASES BY REPRESENTATIVES OR EMPLOYEES OF
BROKER-DEALERS

This privilege is based upon the presumed knowledge such persons have about the Fund as a result of their working for a company selling the Fund's shares and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN RETIREMENT PLANS

This privilege is based upon the familiarity of such investors with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY REGISTERED INVESTMENT COMPANIES

This privilege is based upon the generally unsolicited nature of such purchases and the resulting lack of sales effort and expense.

PURCHASES WITH PROCEEDS FROM REDEMPTION OF UNRELATED MUTUAL FUND SHARES OR SURRENDER OF CERTAIN FIXED ANNUITY CONTRACTS

SHAREHOLDERS OF UNRELATED MUTUAL FUNDS WITH SALES LOADS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the familiarity of such shareholders with mutual funds as an investment concept, with resulting economies of sales effort and expense.

OWNERS OF A FIXED ANNUITY CONTRACT NOT DEEMED A SECURITY UNDER THE SECURITIES LAWS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY EMPLOYEES OF CERTAIN BANKS AND OTHER FINANCIAL SERVICES FIRMS

This privilege is based upon the familiarity of such investors with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY COMMERCIAL BANKS OFFERING SELF DIRECTED 401(K) PROGRAMS CONTAINING BOTH POOLED AND INDIVIDUAL INVESTMENT OPTIONS

This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY INVESTMENT ADVISERS, TRUST COMPANIES, AND BANK TRUST DEPARTMENTS EXERCISING DISCRETIONARY INVESTMENT AUTHORITY OR USING A MONEY MANAGEMENT/MUTUAL FUND "WRAP" PROGRAM

This privilege is based upon the familiarity of such investors with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY CERTAIN PERSONS ASSOCIATED WITH THE PATHFINDER FUND

This privilege is based upon their familiarity with the Fund stemming from the Fund's acquisition of Pathfinder Fund and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN CARNEGIE INTERMEDIATE GOVERNMENT SERIES (OF CARNEGIE GOVERNMENT SECURITIES TRUST) ACCOUNTS

This privilege is based upon their familiarity with the Fund stemming from its acquisition of Carnegie Intermediate Government Series and resulting economies of sales effort and expense.

REDEMPTION

The obligation of the Fund to redeem its shares when called upon to do so by the shareholder is mandatory with certain exceptions. The Fund will pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of such period. When redemption requests exceed such amount, however, the Fund reserves the right to make part or all of the payment in the form of readily marketable securities or other assets of the Fund. An example of when this might be done is in case of emergency, such as in those situations enumerated in the following paragraph, or at any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. Any securities being so distributed would be valued in the same manner as the portfolio of the Fund is valued. If the recipient sold such securities, he or she probably would incur brokerage charges.

Redemption of shares, or payment, may be suspended at times (a) when the Exchange is closed for other than customary weekend or holiday closings, (b) when trading on said Exchange is restricted, (c) when an emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or during any other period when the Securities and Exchange Commission, by order, so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend), on which the Fund will not redeem shares: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

There is no charge for redemption, nor does the Fund contemplate establishing a charge, although it has the right to do so. In the event a charge were established, it would apply only to persons who became shareholders after such charge was implemented, and it would not, in any event, exceed 1% of the net asset value of the shares redeemed. Should further public sales ever be discontinued, the Fund may deduct a proportionate share of the cost of liquidating assets from the asset value of the shares being redeemed, in order to protect the equity of the other shareholders.

SYSTEMATIC WITHDRAWAL PLAN


An investor may open a "Systematic Withdrawal Plan" providing for withdrawals of $50 or more per quarter, semiannually, or annually. The minimum amount which may be withdrawn of $50 per month is a minimum only, and should not be considered a recommendation.


These payments may constitute return of capital, and it should be understood that they do not represent a yield or return on investment and that they may deplete or eliminate the investment. The shareholder cannot be assured of receiving payment for any specific period because payments will terminate when all shares have been redeemed. The number of such payments will depend on the amount of each payment, the frequency of each payment, and the increase (or decrease) in value of the remaining shares.

Under this Plan, any distributions of income and realized capital gains are reinvested at net asset value. If a shareholder wishes to purchase additional shares of the Fund under this Plan, other than by reinvestment of distributions, it should be understood that he or she would be paying a sales commission on such purchases, while liquidations effected under the Plan would be at net asset value. Purchases of additional shares concurrent with withdrawals are ordinarily disadvantageous to the shareholder because of sales charges and tax liabilities. Additions to a shareholder account in which an election has been made to receive systematic withdrawals will be accepted only if each such addition is equal to at least one year's scheduled withdrawals or $1,200, whichever is greater. A shareholder may not have a "Systematic Withdrawal Plan" and a "Systematic Investment Plan" in effect simultaneously, as it is not, as explained above, advantageous to do so.

The Plan is voluntary, flexible, and under the shareholder's control and direction at all times, and does not limit or alter his or her right to redeem shares. The Plan may be terminated in writing at any time by either the shareholder or the Fund. The cost of operating the Plan is borne by Advisers. The redemption of Fund shares pursuant to the Plan is a taxable event to the shareholder.

REINVESTMENT PRIVILEGE

In order to allow investors who have redeemed Fund shares an opportunity to reinvest, without additional cost, a one-time privilege is offered whereby an investor may reinvest in the Fund, or in any other fund underwritten by Investors and available to the public, without a sales charge. The reinvestment privilege must be exercised in an amount not exceeding the proceeds of redemption; must be exercised within 60 days of redemption; and only may be exercised once with respect to the Fund.

The purchase price for Fund shares will be based upon net asset value at the time of reinvestment, and may be more or less than the redemption value. Should an investor utilize the reinvestment privilege within 30 days following a redemption which resulted in a loss, all or a portion of that loss may not be currently deductible for Federal income tax purposes. Exercising the reinvestment privilege would not alter any capital gains taxes payable on a realized gain. Furthermore, if a shareholder redeems within 90 days of purchasing the shares in the Fund, the sales charge incurred on that purchase cannot be taken into account for determining the shareholder's gain or loss on the sale of those shares.

TAXATION


The Fund qualified in the tax year ended July 31, 1995, and intends to continue to qualify, as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). As long as the Fund so qualifies, the Fund is not taxed on the income it distributes to its shareholders.



For individuals in taxable year 1995, long-term capital gains are subject to a maximum Federal income tax rate of 28% while ordinary income is subject to a maximum rate of 39.6% (for taxable income in excess of $256,500). (The maximum effective tax rate may be in excess of 39.6%, resulting from a combination of the nominal tax rate and a phase-out of personal exemptions and a partial disallowance of itemized deductions for individuals with taxable incomes above certain levels.)


Gain or loss realized upon the sale of shares in the Fund will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term capital gain or loss if the shares were held for more than one year.

Under the Code, the Fund is subject to a nondeductible excise tax for each calendar year equal to 4 percent of the excess, if any, of the amount required to be distributed over the amount distributed. However, the excise tax does not apply to any income on which the Fund pays income tax. In order to avoid the imposition of the excise tax, the Fund generally must declare dividends by the end of a calendar year representing at least 98 percent of the Fund's ordinary income for the calendar year and 98 percent of its capital gain net income (both long-term and short-term capital gains) for the 12-month period ending October 31 of the calendar year.

Pursuant to a special provision in the Code, if Fund shares with respect to which a long-term capital gain distribution has been made are held for six months or less, any loss on the sale or other disposition of such shares will be a long-term capital loss to the extent of such long-term capital gain distribution, unless such sale or other disposition is pursuant to a Systematic Withdrawal Plan.

Under the Code, the Fund is required to withhold and remit to the U.S. Treasury 31% of dividend and capital gain income on the accounts of certain shareholders who fail to provide a correct tax identification number, fail to certify that they are not subject to backup withholding, or are subject to backup withholding for some other reason.

The foregoing is a general discussion of the Federal income tax consequences of an investment in the Fund as of the date of this Statement of Additional Information. Distributions from net investment income and from net realized capital gains may also be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state, or local taxes.

UNDERWRITER


On December 8, 1994, the Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) last approved the Underwriting Agreement with Investors dated November 14, 1994, which became effective November 14, 1994. This Underwriting Agreement may be terminated by Fortis Income or Investors at any time by the giving of 60 days' written notice, and terminates automatically in the event of its assignment. Unless sooner terminated, the Underwriting Agreement shall continue in effect for more than two years after its execution only so long as such continuance is also approved by the vote of a majority of the directors who are not parties to such Underwriting Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.


In the Underwriting Agreement, Investors undertakes to indemnify Fortis Income against all costs of litigation and other legal proceedings, and against any liability incurred by or imposed upon Fortis Income in any way arising out of or in connection with the sale or distribution of the Fund's shares, except to the extent that such liability is the result of information which was obtainable by Investors only from persons affiliated with Fortis Income but not with Investors.

PLAN OF DISTRIBUTION

The policy of having the fund compensate those who sell Fund shares has been adopted pursuant to Rule 12b-1 under the 1940 Act. Rule 12b-1(b) provides that any payments made by the Fund in connection with financing the distribution of its shares may only be made pursuant to a written plan describing all aspects of the proposed financing of distribution, and also requires that all agreements with any person relating to the implementation of the plan must be in writing. In addition, Rule 12b-1(b)(1) requires that such plan be approved by a majority of the Fund's outstanding shares, and Rule 12b-1(b)(1) requires that such plan, together with any related agreements, be approved by a vote of the Board of Directors who are not interested persons of the Fund and have no direct or indirect interest in the operation of the plan or in the agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreement. Rule 12b-1(b)(3) requires that the plan or agreement provide in substance:

         (i) That it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph (b)(2) of Rule 12b-1;

        (ii) That any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the plan or any related agreement shall provide to the Board of Directors, and the directors shall review, at least quarterly, a written report of the amounts so expended and the purpose for which such expenditures were made; and

        (iii) In the case of a plan, that it may be terminated at any time by vote of a majority of the members of the Board of Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan, or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of the Fund.

Rule 12b-1(b)(4) requires that such plans may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2) of Rule 12b-1.

Rule 12b-1(c) provides that the Fund may rely on Rule 12b-1(b) only if the selection and nomination of the disinterested directors of the Fund are committed to the discretion of such disinterested directors. Rule 12b-1(e) provides that the Fund may implement or continue a plan pursuant to Rule 12b-1(b) only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law, and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that the plan will benefit the Fund and its shareholders.


The Board of Directors last approved the plan on December 8, 1994.

PERFORMANCE


The "yield" of the Fund refers to the income generated by an investment in the Fund over a 30-day (or one month) period (which period will be stated in the advertisement). It is calculated by dividing the net investment income per share (as defined under Securities and Exchange Commission Rules) earned during the period by the maximum offering price per share on the last day of the period. The result is then "annualized" using a formula that provides for semiannual compounding of income. The Fund's yields for the 30-day period ended October 31, 1995, were as follows:



                              Class A    --   5.31%
                              Class B    --   4.81%
                              Class H    --   4.81%
                              Class C    --   4.81%
                              Class E    --   5.55%



While the Fund's yield may be compared to that of "CDs" (insured, fixed rate certificates of deposit issued by financial institutions), the Fund's yield is not fixed and an investment in the Fund is not insured.

$1,000 SINGLE INVESTMENT


                                    CLASS E



                  VALUE OF              REINVESTED                                   TOTAL
 YEAR ENDED    INITIAL $1,000         CAPITAL GAINS           REINVESTED           CUMULATIVE     % YEARLY
SEPTEMBER 30,  INVESTMENT($)     +   DISTRIBUTIONS($)    +   DIVIDENDS($)    =      VALUE($)       CHANGE
     86                1,025                       0                 109                 1,134       13.4%
     87                  934                       8                 200                 1,142        0.7%
     88                  960                       8                 319                 1,287       12.7%
     89                  954                       8                 445                 1,407        9.3%
     90                  942                       8                 579                 1,529        8.7%
     91                  985                       8                 760                 1,753       14.7%
     92                  997                       8                 926                 1,931       10.2%
     93                  998                       8               1,084                 2,090        8.2%
     94                  871                      13               1,091                 1,975       (5.5)%
     95                  902                      14               1,286                 2,202       11.5%
                                   CUMULATIVE TOTAL RETURN                       Last 5 Yrs.         37.5%
                                                                                 Last 10 Yrs.       120.2%



                                    CLASS A



                  VALUE OF              REINVESTED                                   TOTAL
PERIOD ENDED   INITIAL $1,000         CAPITAL GAINS           REINVESTED           CUMULATIVE     % YEARLY
SEPTEMBER 30,  INVESTMENT($)     +   DISTRIBUTIONS($)    +   DIVIDENDS($)    =      VALUE($)       CHANGE
     95                1,007                       0                  65                 1,072        7.2%



                                    CLASS B



                  VALUE OF              REINVESTED                                   TOTAL
PERIOD ENDED   INITIAL $1,000         CAPITAL GAINS           REINVESTED           CUMULATIVE     % YEARLY
SEPTEMBER 30,  INVESTMENT($)     +   DISTRIBUTIONS($)    +   DIVIDENDS($)    =      VALUE($)       CHANGE
     95                1,053                       0                  61                 1,114       11.4%



                                    CLASS H



                  VALUE OF              REINVESTED                                   TOTAL
PERIOD ENDED   INITIAL $1,000         CAPITAL GAINS           REINVESTED           CUMULATIVE     % YEARLY
SEPTEMBER 30,  INVESTMENT($)     +   DISTRIBUTIONS($)    +   DIVIDENDS($)    =      VALUE($)       CHANGE
     95                1,054                       0                  62                 1,116       11.6%



                                    CLASS C



                  VALUE OF              REINVESTED                                   TOTAL
PERIOD ENDED   INITIAL $1,000         CAPITAL GAINS           REINVESTED           CUMULATIVE     % YEARLY
SEPTEMBER 30,  INVESTMENT($)     +   DISTRIBUTIONS($)    +   DIVIDENDS($)    =      VALUE($)       CHANGE
     95                1,053                       0                  61                 1,114       11.4%

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)


  MOST
 RECENT:   1 YEAR  2 YEARS  3 YEARS  4 YEARS  5 YEARS  6 YEARS  7 YEARS  8 YEARS  9 YEARS  10 YEARS
 Class E    6.47 %   0.31 %  2.89  %  4.66  %  6.58  %  6.93  %  7.26  %  7.93  %  7.10  %   8.21  %
 Class
 A                   *   8.25%    --     --    --    --    --    --    --    --      --        --
 Class
 B                   *  13.10%    --     --    --    --    --    --    --    --      --        --
 Class
 H                    * 13.33%    --     --    --    --    --    --    --    --      --        --
 Class
 C                   *  13.10%    --     --    --    --    --    --    --    --      --        --



* Since November 14, 1994 inception.


$2,000 ANNUAL INVESTMENTS


                                    CLASS E



                                                       REINVESTED
                                   VALUE OF             CAPITAL
                                ANNUAL $2,000            GAINS                                     TOTAL
 YEAR ENDED      CUMULATIVE        INVEST-              DISTRI-            REINVESTED            CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)       MENTS($)       +    BUTIONS($)     +   DIVIDENDS($)     =      VALUE($)
     86                2,000            2,051                   0                  219                 2,270
     87                4,000            3,609                  28                  569                 4,206
     88                6,000            5,671                  29                1,195                 6,895
     89                8,000            7,534                  29                2,059                 9,622
     90               10,000            9,326                  28                3,181                12,535
     91               12,000           11,744                  30                4,780                16,554
     92               14,000           13,819                  30                6,495                20,344
     93               16,000           15,745                  30                8,312                24,087
     94               18,000           15,411                 104                9,051                24,566
     95               20,000           17,931                 108               11,479                29,518



                                    CLASS A



                                                       REINVESTED
                                   VALUE OF             CAPITAL
                                ANNUAL $2,000            GAINS                                     TOTAL
PERIOD ENDED     CUMULATIVE        INVEST-              DISTRI-            REINVESTED            CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)       MENTS($)       +    BUTIONS($)     +   DIVIDENDS($)     =      VALUE($)
     95                2,000            2,014                   0                  130                 2,144



                                    CLASS B



                                                       REINVESTED
                                   VALUE OF             CAPITAL
                                ANNUAL $2,000            GAINS                                     TOTAL
PERIOD ENDED     CUMULATIVE        INVEST-              DISTRI-            REINVESTED            CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)       MENTS($)       +    BUTIONS($)     +   DIVIDENDS($)     =      VALUE($)
     95                2,000            2,107                   0                  121                 2,228



                                    CLASS H



                                                       REINVESTED
                                   VALUE OF             CAPITAL
                                ANNUAL $2,000            GAINS                                     TOTAL
PERIOD ENDED     CUMULATIVE        INVEST-              DISTRI-            REINVESTED            CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)       MENTS($)       +    BUTIONS($)     +   DIVIDENDS($)     =      VALUE($)
     95                2,000            2,109                   0                  123                 2,232



                                    CLASS C



                                                       REINVESTED
                                   VALUE OF             CAPITAL
                                ANNUAL $2,000            GAINS                                     TOTAL
PERIOD ENDED     CUMULATIVE        INVEST-              DISTRI-            REINVESTED            CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)       MENTS($)       +    BUTIONS($)     +   DIVIDENDS($)     =      VALUE($)
     95                2,000            2,107                   0                  121                 2,228

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)


  MOST
 RECENT:   1 YEAR  2 YEARS  3 YEARS  4 YEARS  5 YEARS  6 YEARS  7 YEARS  8 YEARS  9 YEARS  10 YEARS
 Class E    6.47 %  2.35  %  2.62  %  3.48  %  4.60  %  5.35  %  5.90  %  6.44  %  6.60  %   6.97  %
 Class
 A                   *   8.25%    --    --    --    --    --    --    --    --       --        --
 Class
 B                   *  13.10%    --    --    --    --    --    --    --    --       --        --
 Class
 H                    * 13.33%    --    --    --    --    --    --    --    --       --        --
 Class
 C                   *  13.10%    --    --    --    --    --    --    --    --       --        --



* Since November 14, 1994 inception date.



Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each include reduction due to the maximum 4.5% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for Classes E, A, B, C, and H for the period would have been $11, $0, $0, $0, and $0 , respectively, for capital gains distributions and $852, $62, $58, $58, and $58, respectively, for income dividends, and the value of the shares as of September 30, 1995, would have been $902, $1,007, $1,053, $1,053, and $1,054, respectively. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.


--------------------------------------------------------------------------------

Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                  ERV+P
  CTR      =   (  -----  )  100
                    P

Where:   CTR   = Cumulative total return
         ERV   = ending redeemable value
                 at the end of the period
                 of a hypothetical $1,000
                 payment made at the
                 beginning of such period;
                 and
         P     = initial payment of $1,000

This calculation assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Average annual total return figures are computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n   =  ERV

  Where:    P     = a hypothetical initial
                    payment of $1,000
            T     = average annual total
                    return;
            n     = number of years; and
            ERV   = ending redeemable value
                    at the end of the period
                    of a hypothetical $1,000
                    payment made at the
                    beginning of such period.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

The systematic investment plan average annual total return (for hypothetical investments of $2,000 at the beginning of each year) is computed by finding the average annual compounded rate of return over the periods indicated in the advertisement that would equate the periodic payment amount invested to the ending redeemable value according to the following formula:


                        ( (1+T)n + 1 )
 ERV = PMT (1+T)        ( ---------  )
                        (     T      )

Where:    ERV    = ending redeemable value
                   at the end of the period
                   of hypothetical
                   investments of $2,000
                   made at the beginning of
                   each year;
          PMT    = Periodic payment
                   ($2,000);
          T      = Average annual total
                   return; and
          n      = number of years.



This calculation deducts the applicable sales charge from each hypothetical $2,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Yield is computed by dividing the net investment income per share (as defined under Securities and Exchange Commission rules and regulations) earned during the computation period by the maximum offering price per share on the last day of the period, according to the following formula:


            (   ( (a-b)      )   6       )
YIELD = 2   (   ( -----  + 1 )       - 1 )
            (   (   cd       )           )

Where:    a      =  dividends and
                    interest earned
                    during the period;
          b      =  expenses accrued for
                    the period (net of
                    reimbursements);
          c      =  the average daily
                    number of shares
                    outstanding during
                    the period that were
                    entitled to receive
                    dividends; and
          d      =  the maximum offering
                    price per share on
                    the last day of the
                    period.



As noted in the Prospectus, the Fund may advertise its relative performance as compiled by outside organizations or refer to publications which have mentioned its performance.

Following is a list of ratings services which may be referred to, along with the category in which the Fund is included. Because some of these services do not take into account sales charges, their ratings may sometimes be different than had they done so:

RATINGS SERVICE                           CATEGORY
----------------------------------------  --------------------------------------
Lipper Analytical Services, Inc.          fixed income
Wiesenberger Investment Companies
 Services                                 U.S. Government Securities
Morningstar Publications, Inc.            general government
Johnson's Charts                          government securities
CDA Technologies, Inc.                    bond and preferred

Following is a list of the publications whose articles may be referred to:

AMERICAN BANKER (The)
AP-DOW Jones News Service
ASSOCIATED PRESS (The)
BARRON'S
BETTER INVESTING
BOARDROOM REPORTS
BOND BUYER & CREDIT MARKETS (The)
BOND BUYER (The)
BONDWEEK
BUSINESS MONTH
BUSINESS WEEK
CABLE NEWS NETWORK
CASHFLOW MAGAZINE
CFO
CHICAGO TRIBUNE (The)
CHRISTIAN SCIENCE MONITOR
CITY BUSINESS/CORPORATE REPORT
CITYBUSINESS PUBLICATIONS
COMMERCIAL & FINANCIAL CHRONICLE
CONSUMER GUIDE
CORPORATE FINANCE
DALLAS MORNING NEWS
DOLLARS & SENSE
DOW-JONES NEWS SERVICE
ECONOMIST (The)
EQUITY INTERNATIONAL
EUROMONEY
FINANCIAL EXECUTIVE
FINANCIAL PLANNING
FINANCIAL SERVICES WEEK
FINANCIAL TIMES
FINANCIAL WORLD
FORBES
FORTUNE
FUTURES
GLOBAL FINANCE
GLOBAL INVESTOR
INDUSTRY WEEK
INSTITUTIONAL INVESTOR
INTERNATIONAL HERALD TRIBUNE
INVESTMENT DEALER'S DIGEST
INVESTOR'S BUSINESS DAILY
KIPLINGER PERSONAL FINANCE
KIPLINGER CALIF. LETTER (The)
KIPLINGER FLORIDA LETTER
KIPLINGER TEXAS LETTER
KIPLINGER WASHINGTON LETTER (The)
KNIGHT/RIDDER FINANCIAL
LA TIMES
LIPPER ANALYTICAL SERVICES
MARKET CHRONICLE
MINNEAPOLIS STAR TRIBUNE
MONEY
MONEY MANAGEMENT LETTER
MOODY'S INVESTORS SERVICE, INC.
NATIONAL THRIFT NEWS
NATIONAL UNDERWRITER
NELSON'S RESEARCH MONTHLY
NEW YORK DAILY NEWS
NEW YORK NEWSDAY
NEW YORK TIMES (The)
NEWSWEEK
NIGHTLY BUSINESS REPORT (The)
PENSION WORLD
PENSIONS & INVESTMENT AGE
PERSONAL INVESTOR
PORTFOLIO LETTER
REGISTERED REPRESENTATIVE
RUETERS
SECURITIES PRODUCT NEWS
SECURITIES WEEK
SECURITY TRADERS HANDBOOK
SAINT PAUL PIONEER PRESS
STANDARD & POOR'S CORPORATION
STANGER'S INVESTMENT ADVISOR
STANGER'S SELLING MUTUAL FUNDS
STOCK MARKET MAGAZINE (The)
TIME
TRUSTS & ESTATES
U.S. NEWS & WORLD REPORT
UNITED PRESS INTERNATIONAL
USA TODAY
WALL STREET JOURNAL (The)
WASHINGTON POST (The)
FORTIS BENEFITS INSURANCE COMPANY
WOODBURY BULLETIN
WIESENBERGER INVESTMENT COMPANIES
  SERVICES

TWO GENERATIONS:
INVESTING IN AMERICA WITH
THE FORTIS U.S. GOVERNMENT
SECURITIES FUND

SUSAN AND BILL: CONSERVATIVE
INVESTING FOR GROWTH
When Susan and Bill were in their mid-'20s, they knew it was time to start saving for their children's college expenses. While they liked the safety of Certificates of Deposit, they hoped to find a conservative investment that had the potential for better return.
    "We knew about mutual funds, but we didn't want the added risk of investing in stocks," Bill adds.
    That's when their registered representative introduced them to the Fortis U.S. Government Securities Fund. He explained that while the fund itself is not guaranteed, it invests in securities that are backed by the U.S. Government.

    Bill and Susan liked the history of stability behind the Fortis U.S. Government Securities Fund, as well as the fact that they could access their money. So on October 1, 1985, they invested $10,000 in Class E shares.


    By September 30, 1995, they had a good start on their children's college
fund. Their account value had grown to $    -- with AN AVERAGE ANNUAL RETURN OF
   % -- SIGNIFICANTLY BETTER THAN WHAT THEY WOULD HAVE AVERAGED WITH CDS.*

    Because Susan and Bill felt so positive about their decision to invest in the Fortis U.S. Government Fund, they recommended it to Susan's mother, Marie.
MARIE: CONSERVATIVE
INVESTING FOR
ADDITIONAL INCOME
An active widow in her early '60s, Marie was seeking current income to supplement her pension and Social Security. She was getting by, but most of the income from her CD was absorbed by the cost of food, housing and other basics.

    In October, 1985, Marie put $100,000 in the Fortis U.S. Government
Securities Fund. Since then, she has withdrawn $    in dividends (an average
annual dividend of $   ).


    While CD rates were high in the early '80s, they've since fallen. OVER THE LAST TEN YEARS, THE FORTIS U.S. GOVERNMENT SECURITIES FUND HAS PROVIDED INCOME
 % HIGHER THAN THAT OFFERED BY 1-YEAR CDS.**

    "With the Fortis U.S. Government Fund, the principal is relatively stable and any dividends give me the income I need for my living expenses," Marie adds.
    Though they had different goals, Susan, Bill, and Marie, found that the Fortis U.S. Government Securities Fund helped them find the security and performance they wanted.


 TWO GENERATIONS...TWO GOALS...ONE SOLUTION --
 THE FORTIS U.S. GOVERNMENT SECURITIES FUND (CLASS E)
      SUSAN AND BILL: $10,000 invested on October 1, 1985
      OBJECTIVE: Conservative total return
      RESULT:Over 10 years, Susan and Bill's $10,000 grew to $
      MARIE: $100,000 invested on October 1, 1985
      OBJECTIVE: Current income plus principal protection
      RESULT:Over 10 years, Marie's account generated $    in income, which was
             in addition to her ending account value of $



SUSAN, BILL AND MARIE ARE FICTIONAL CHARACTERS, BUT THE FIGURES DEPICTED IN THEIR STORY ARE REAL. HYPOTHETICAL INVESTMENT/REDEMPTION DATES AND AMOUNTS UPON WHICH THIS FICTIONAL ACCOUNT IS BASED ARE AVAILABLE UPON REQUEST.

Investment results are based upon historical earnings, are not intended to indicate future performance, and may not be representative of the experiences of other investors. Because investment return and principal value fluctuate, an investor's shares, when redeemed, may be worth more or less than their original cost. Returns cited in this brochure reflect deduction of maximum sales charge of 4.50%, and assume reinvestment of dividends and capital gains. Investments of $100,000 or more qualify for a sales charge reduction not illustrated by this example.
The fund is not FDIC insured, is not an obligation of nor guaranteed by any bank or financial institution, and involves investment risks, including possible loss of principal.

*If Bill and Susan had invested their $10,000 in one-year CDs over the same time
period, they would have earned an average rate of return of    %. (Source: Wall
Street Journal). CD principal and interest rate are guaranteed by the FDIC; unlike mutual funds where principal and share value fluctuate. Debt securities may be sensitive to interest changes.


**One-year CD rates have averaged    % over the past ten years (Source: Wall
Street Journal), while the Fortis U.S. Government Securities Fund had an average
annual rate of    %.

While the Fortis U.S. Government Securities Fund invests in securities that are backed by the U.S. Government and its agencies (based on timely payment of principal and interest only and not to the shares of the fund), it is not guaranteed. The fund seeks stability of principal, but there is no assurance this will be achieved.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                 VALUE OF ORIGINAL
                                      SHARES           VALUE OF REINVESTED
                                                                    income
                                (including cap gains)        distributions
1973                                           $9,041                  396
1974                                            8,189                1,056
1975                                            8,465                1,907
1976                                            9,266                2,990
1977                                            8,949                3,825
1978                                            8,448                4,609
1979                                            7,672                5,235
1980                                            7,329                6,323
1981                                            7,304                8,055
1982                                            8,540               11,614
1983                                            8,047               13,087
1984                                            7,855               15,378
1985                                            8,481               19,641
1986                                            8,648               22,951
1987                                            8,329               24,436
1988                                            8,149               27,017
1989                                            8,329               31,225
1990                                            8,363               35,316
1991                                            8,706               41,042
1992                                            8,449               44,083
1993                                            8,649               59,719
09/30/95                                        7,703
                                    Value of original
                                               shares
                                (including cap gains)              $51,741
                                  Value of reinvested
                                 income distributions               $7,974
                                       Total value of
                                           investment              $59,716
Average annual rates of
return
1 Year 6.48%
5 Year 6.53%
10 Year 8.19%
Since Incept 8.23%

FINANCIAL STATEMENTS


The financial statements included as part of the Fund's 1995 Annual Report to Shareholders, filed with the Securities and Exchange Commission in September, 1995, are incorporated herein by reference. The Annual Report accompanies this Statement of Additional Information.


CUSTODIAN; COUNSEL; ACCOUNTANTS


First Bank National Association, First Bank Place, Minneapolis, MN 55480 acts as custodian of the Fund's assets and portfolio securities; Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, MN 55402, is the independent General Counsel for the Fund; and KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, MN 55402, acts as the Fund's independent auditors.


LIMITATION OF DIRECTOR LIABILITY

Under Minnesota law, each director of Fortis Income owes certain fiduciary duties to it and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). Minnesota law authorizes corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care." Minnesota law does not, however, permit a corporation to eliminate or limit the liability of a director
(i) for any breach of the director's duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities laws, or (iv) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation of Fortis Income limit the liability of directors to the fullest extent permitted by Minnesota statutes, except to the extent that such a liability cannot be limited as provided in the 1940 Act (which act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers (including the liability of directors who serve as officers for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted under such act.

ADDITIONAL INFORMATION

The Fund has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933, as amended, with respect to the common shares offered hereby. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with Rules and Regulations of the Commission. The Registration Statement may be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C., and copies thereof may be obtained from the Commission at prescribed rates.


95331N (Rev. 12/95)

INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Fortis Income Portfolios, Inc:



We consent to the use of our report included herein and the references to our Firm under the headings "Financial Highlights" in Part A and "Custodian; Counsel; Accountants" in Part B of the Registration Statement.



/s/ KPMG Peat Marwick LLP



Minneapolis, Minnesota
September 27, 1995

                       FORTIS ADVANTAGE PORTFOLIOS, INC.
                      STATEMENT OF ADDITIONAL INFORMATION
                              DATED MARCH 1, 1995

This Statement of Additional Information is NOT a prospectus, but should be read in conjunction with the Fortis Advantage Portfolios, Inc. ("Fortis Advantage") (prior to January 31, 1992, known as AMEV Advantage Portfolios, Inc.) Prospectus dated March 1, 1995. A copy of that prospectus may be obtained from your broker-dealer or sales representative. The address of Fortis Investors, Inc. ("Investors") is P.O. Box 64284, St. Paul, Minnesota 55164. Telephone: (612) 738-4000. Toll Free 1-(800) 800-2638.

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information, and if given or made, such information or representations must not be relied upon as having been authorized by Fortis Advantage or Investors. This Statement of Additional Information does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

                                       PAGE
ORGANIZATION AND CLASSIFICATION...         33
INVESTMENT OBJECTIVES AND
 POLICIES.........................         33
    - Mortgage-Related
      Securities..................         33
    - Foreign Securities..........         35
    - Options.....................         36
    - Futures Contracts and
      Options on Futures
      Contracts...................         36
    - Forward Foreign Currency
      Exchange Contracts..........         37
    - Risks of Transactions in
      Options, Futures Contracts,
      and Forward Contracts.......         37
    - Regulatory Restrictions.....         38
    - Borrowing Money.............         38
    - Repurchase Agreements.......         38
    - Variable Amount Master
      Demand Notes................         39
    - Illiquid Securities.........         39
    - Portfolio Turnover..........         39
    - Investment Restrictions for
      Government Total Return
      Portfolio...................         40
    - Investment Restrictions for
      All Portfolios Other Than
      Government Total Return
      Portfolio...................         41
DIRECTORS AND EXECUTIVE
 OFFICERS.........................         43
INVESTMENT ADVISORY AND OTHER
 SERVICES.........................         46
    - General.....................         46
    - Control and Management of
      Advisers and Investors......         46
    - Investment Advisory and
      Management Agreements.......         47
PORTFOLIO TRANSACTIONS AND
 ALLOCATION OF BROKERAGE..........         48
CAPITAL STOCK.....................         50
COMPUTATION OF NET ASSET VALUE AND
 PRICING..........................         52
SPECIAL PURCHASE PLANS............         52
    - Statement of Intention......         52
    - Tax Sheltered Retirement
      Plans.......................         53
    - Gifts or Transfers to Minor
      Children....................         55
    - Systematic Investment
      Plan........................         55
    - Exchange Privilege..........         55
    - Reinvested Dividend/Capital
      Gains Distributions between
      Fortis Funds................          56
    - Purchases by Fortis, Inc.
      (or its Subsidiaries) or
      Associated Persons..........         56
    - Purchases by Fortis
      Advantage Directors or
      Officers....................         56

                                       PAGE
    - Purchases by Representatives
      or Employees of
      Broker-Dealers..............         56
    - Purchases by Certain
      Retirement Plans............         56
    - Purchases by Registered
      Investment Companies........         56
    - Purchases with Proceeds from
      Redemption of Unrelated
      Mutual Fund Shares or
      Surrender of Certain Fixed
      Annuity Contracts...........         56
    - Purchases by Employees of
      Certain Banks and Other
      Financial Services Firms....         56
    - Purchases by Commercial
      Banks Offering Self-Directed
      401(k) Programs Containing
      both Pooled and Individual
      Investment Options..........         56
    - Purchases by Investment
      Advisers, Trust Companies,
      and Bank Trust Departments
      Exercising Discretionary
      Investment Authority or
      Using a Money Management
      Mutual Fund "Wrap"
      Program.....................         56
    - Purchases of Asset
      Allocation Portfolio by
      Morison Directors, Officers,
      and Employees...............         56
    - Purchases by Certain Groups
      or Entities of Government
      Total Return Portfolio......         56
    - Purchases by Certain Total
      Return Series, Emerging
      Growth Series, or
      Diversified Income Series
      (of Carnegie-Cappiello
      Trust) or Government Series
      (of Carnegie Government
      Securities Trust) Accounts..         56
REDEMPTION........................         57
    - Systematic Withdrawal
      Plan........................         57
    - Reinvestment Privilege......         58
TAXATION..........................         58
UNDERWRITER.......................         59
PLAN OF DISTRIBUTION..............         59
PERFORMANCE.......................         61
FINANCIAL STATEMENTS..............         82
CUSTODIAN; COUNSEL; ACCOUNTANTS...         82
LIMITATION OF DIRECTOR
 LIABILITY........................         82
ADDITIONAL INFORMATION............         82
DESCRIPTION OF FUTURES, OPTIONS,
 AND FORWARD CONTRACTS............   Appendix

ORGANIZATION AND CLASSIFICATION

Fortis Advantage is made up of four separate portfolios (the "Portfolios"):
Capital Appreciation Portfolio, High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio.

An investment company is an arrangement by which a number of persons invest in a company that in turn invests in securities of other companies. Fortis Advantage is an "open-end" investment company because it generally must redeem an investor's shares upon request. Fortis Advantage is a "diversified" investment company because it offers investors an opportunity to minimize the risk inherent in all investments in securities by spreading their investment over a number of companies in various industries. However, diversification cannot eliminate such risks.

INVESTMENT OBJECTIVES AND POLICIES

Fortis Advantage is a "diversified" investment company as defined under the Investment Company Act of 1940 (the "1940 Act"), which means that each Portfolio must meet the following requirements:

        At least 75% of the value of its total assets will be represented by cash and cash items (including receivables), Government securities, securities of other investment com-companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Portfolio and to not more than 10% of the outstanding voting securities of such issuer.

MORTGAGE-RELATED SECURITIES

Consistent with the investment objectives and policies of High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio, as set forth in the Prospectus, and the investment restrictions set forth below, such Portfolios may invest in certain types of mortgage-related securities. One type of mortgage-related security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental and private organizations. These securities provide a monthly payment, which consists of both an interest and a principal payment, which is in effect a "pass-through" of the monthly payment made by each individual borrower on his or her residential mortgage loan, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying residential property, refinancing, or foreclosure, net of fees or costs which may be incurred. Some certificates (such as those issued by the Government National Mortgage Association) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether the mortgagor actually makes the payment.

A major governmental guarantor of pass-through certificates is the Government National Mortgage Association ("GNMA"). GNMA guarantees, with the full faith and credit of the United States government, the timely payments of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks, and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages. Other governmental guarantors (but not backed by the full faith and credit of the United States Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA purchases residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks, credit unions, and mortgage bankers.

    (i) GNMA CERTIFICATES. Certificates of the GNMA ("GNMA Certificates") evidence an undivided interest in a pool of mortgage loans. GNMA Certificates differ from bonds in that principal is paid back monthly as payments of principal, including prepayments, on the mortgages in the underlying pool are passed through to holders of the GNMA Certificates representing interests in the pool, rather than returned in a lump sum at maturity. The GNMA Certificates that the Government Total Return Portfolio purchases are the "modified pass-through" type. "Modified pass-through" GNMA Certificates entitle the holder to receive a share of all interest and principal payments paid or owed to the mortgage pool, net of fees paid or due to the "issuer" and GNMA, regardless of whether or not the mortgagor actually makes the payment.

    (ii) GNMA GUARANTEE. The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or the Farmers' Home

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

    Administration ("FmHA"), or guaranteed by the Veterans Administration ("VA"). GNMA is also empowered to borrow without limitation from the U.S. Treasury, if necessary, to make any payments required under its guarantee.

    (iii) LIFE OF GNMA CERTIFICATES. The average life of a GNMA Certificate is likely to be substantially less than the stated maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk of loss of the principal balance of a Certificate, because of the GNMA guarantee, but foreclosure may impact the yield to shareholders because of the need to reinvest proceeds of foreclosure.

    As prepayment rates of individual mortgage pools vary widely, it is not possible to predict accurately the average life of a particular issue of GNMA Certificates. However, statistics published by the FHA indicate that the average life of single family dwelling mortgages with 25 to 30-year maturities, the type of mortgages backing the vast majority of GNMA Certificates, is approximately 12 years. Prepayments are likely to increase in periods of falling interest rates. It is customary to treat GNMA Certificates as 30-year mortgage-backed securities which prepay fully in the twelfth year.

    (iv) YIELD CHARACTERISTICS OF GNMA CERTIFICATES. The coupon rate of interest of GNMA Certificates is lower than the interest rate paid on the VA-guaranteed or FHA-insured mortgages underlying the certificates, by the amount of the fees paid to GNMA and the issuer.

    The coupon rate by itself, however, does not indicate the yield which will be earned on GNMA Certificates. First, GNMA Certificates may be issued at a premium or discount, rather than at par, and, after issuance, GNMA Certificates may trade in the secondary market at a premium or discount. Second, interest is earned monthly, rather than semi-annually as with traditional bonds; monthly compounding raises the effective yield earned. Finally, the actual yield of a GNMA Certificate is influenced by the prepayment experience of the mortgage pool underlying it. For example, if interest rates decline, prepayments may occur faster than had been originally projected and the yield to maturity and the investment income of the Government Total Return Portfolio would be reduced.

    (v) FHLMC SECURITIES. "FHLMC" is a federally chartered corporation created in 1970 through enactment of Title III of the Emergency Home Finance Act of 1970. Its purpose is to promote development of a nationwide secondary market in conventional residential mortgages.

    The FHLMC issues two types of mortgage pass-through securities, mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made or owed on the underlying pool. The FHLMC guarantees timely payment of interest on PCs and the ultimate payment of principal. Like GNMA Certificates, PCs are assumed to be prepaid fully in their twelfth year.

    GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years.

    (vi) FNMA SECURITIES. "FNMA" is a federally chartered and privately owned corporation which was established in 1938 to create a secondary market in mortgages insured by the FHA. It was originally established as a government agency and was transformed into a private corporation in 1968.

    FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a pro rata share of all interest and principal payments made or owed on the underlying pool. FNMA guarantees timely payment of interest on FNMA certificates and the full return of principal. Like GNMA Certificates, FNMA Certificates are assumed to be prepaid fully in their twelfth year.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may in addition be the originators of the underlying mortgage loans as well as the guarantors of the pass-through certificates. Pools created by such non-governmental issuers generally offer a higher rate of interest than governmental pools because there are no direct or

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

indirect governmental guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool, and hazard insurance. The insurance and guarantees are issued by government entities, private insurers, and the mortgage poolers.

Fortis Advantage expects that governmental or private entities may create mortgage loan pools offering pass-through investments in addition to those described above. As new types of pass-through securities are developed and offered to investors, Advisers may, consistent with High Yield Portfolio's, Asset Allocation Portfolio, and Government Total Return Portfolio's investment objectives, policies, and restrictions, consider making investments in such new types of securities.

Other types of mortgage-related securities include debt securities which are secured, directly or indirectly, by mortgages on commercial real estate or residential rental properties, or by first liens on residential manufactured homes (as defined in section 603(6) of the National Manufactured Housing Construction and Safety Standards Act of 1974), whether such manufactured homes are considered real or personal property under the laws of the states in which they are located.

Securities in this investment category include, among others, standard mortgage-backed bonds and newer collateralized mortgage obligations (CMO's). Mortgage-backed bonds are secured by pools of mortgages, but, unlike pass-through securities, payments to bondholders are not determined by payments on the mortgages. The bonds consist of a single class, with interest payable periodically and principal payable on the stated date of maturity. CMO's have characteristics of both pass-through securities and mortgage-backed bonds. CMO's are secured by pools of mortgages, typically in the form of "guaranteed" pass-through certificates such as GNMA, FNMA, or FHLMC securities. The payments on the collateral securities determine the payments to the bondholders, but there is not a direct "pass-through" of payments. CMO's are structured into multiple classes, each bearing a different date of maturity. Monthly payments of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longest maturity classes receive principal only after the shorter maturity classes have been retired.

CMO's are issued by entities that operate under orders from the Securities and Exchange Commission (the SEC) exempting such issuers from the provisions of the Investment Company Act of 1940 (the 1940 Act). Until recently, the staff of the SEC had taken the position that such issuers were investment companies and that, accordingly, an investment by an investment company (such as the Portfolios) in the securities of such issuers was subject to limitations imposed by Section 12 of the 1940 Act. However, in reliance on a recent SEC staff interpretation, the Portfolios may invest in securities issued by certain "exempted issuers" without regard to the limitations of Section 12 of the 1940 Act. In its interpretation, the SEC staff defined "exempted issuers" as unmanaged, fixed asset issuers that
(a) invest primarily in mortgage-backed securities, (b) do not issue redeemable securities as defined in Section 2(a)(32) of the 1940 Act, (c) operate under general exemptive orders exempting them from "all provisions of the [1940] Act" and (d) are not registered or regulated under the 1940 Act as investment companies.

Investments in mortgage-related securities involve certain risks. In periods of declining interest rates, prices of fixed income securities tend to rise. However, during such periods, the rate of prepayment of mortgages underlying mortgage-related securities tends to increase, with the result that such prepayments must be reinvested by the issuer at lower rates. In addition, the value of such securities may fluctuate in response to the market's perception of the creditworthiness of the issuers of mortgage-related securities owned by High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio. Because investments in mortgage-related securities are interest sensitive, the ability of the issuer to reinvest favorably in underlying mortgages may be limited by government regulation or tax policy. For example, action by the Board of Governors of the Federal Reserve System to limit the growth of the nation's money supply may cause interest rates to rise and thereby reduce the volume of new residential mortgages. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantees and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligations.

FOREIGN SECURITIES

Capital Appreciation Portfolio and High Yield Portfolio may each invest up to 10%, and Asset Allocation Portfolio may invest up to 20%, of its total assets in securities of foreign governments and companies (provided that no more than 15% of Asset Allocation Portfolio's total assets may be invested in foreign securities that are not traded on national foreign securities exchanges or traded in the United States). Government Total Return Portfolio may invest up to 20% of its total assets in dollar denominated foreign securities. Domestic branches of foreign banks and foreign branches of domestic banks are deemed by Fortis Advantage to be domestic, not foreign, companies. Investing in foreign securities may result in greater risk than that incurred by investing in domestic securities. The obligations of foreign issuers may be affected by political or economic instabilities. Financial information published by foreign companies may be less reliable or complete than information disclosed by domestic companies pursuant to United States Government securities laws, and may not have been prepared in accordance with generally accepted accounting principles. Fluctuations in exchange rates may affect the value of foreign securities not denominated in United States currency.

OPTIONS

As provided below, the Portfolios may enter into transactions in options on a variety of instruments and indexes, in order to protect against declines in the value of portfolio securities or increases in the costs of securities to be acquired and in order to increase the gross income of the Portfolios. The types of instruments to be purchased and sold are further described in the Appendix of this Statement of Additional Information, which should be read in conjunction with the following sections.

OPTIONS ON SECURITIES. Each of the Portfolios may write (sell) covered call and secured put options and purchase call and put options on securities (provided that Capital Appreciation Portfolio will write and purchase options only on equity securities and High Yield Portfolio and Government Total Return Portfolio will write and purchase options only on debt securities). Where a Portfolio writes an option which expires unexercised or is closed out by the Portfolio at a profit, it will retain all or a portion of the premium received for the option, which will increase its gross income and will offset in part the reduced value of the Portfolio security underlying the option, or the increased cost of portfolio securities to be acquired. In contrast, however, if the price of the underlying security moves adversely to the Portfolio's position, the option may be exercised and the Portfolio will be required to purchase or sell the underlying security at a disadvantageous price, which may only be partially offset by the amount of the premium, if at all. The Portfolios may also write combinations of put and call options on the same security, known as "straddles." Such transactions can generate additional premium income but also present increased risk.

Each of the Portfolios may also purchase put or call options in anticipation of market fluctuations which may adversely affect the value of its portfolio or the prices of securities that the Portfolio wants to purchase at a later date. In the event that the expected market fluctuations occur, the Portfolio may be able to offset the resulting adverse effect on its Portfolio, in whole or in part, through the options purchased. The premium paid for a put or call option plus any transaction costs will reduce the benefit, if any, realized by the Portfolio upon exercise or liquidation of the option, and, unless the price of the underlying security changes sufficiently, the option may expire without value to the Portfolio.

OPTIONS ON STOCK INDEXES. Capital Appreciation Portfolio and Asset Allocation Portfolio may write (sell) covered call and secured put options and purchase call and put options on stock indexes. When a Portfolio writes an option on a stock index, and the value of the index moves adversely to the holder's position, the option will not be exercised, and the Portfolio will either close out the option at a profit or allow it to expire unexercised. The Portfolio will thereby retain the amount of the premium, which will increase its gross income and offset part of the reduced value of portfolio securities or the increased cost of securities to be acquired. Such transactions, however, will constitute only partial hedges against adverse price fluctuations, since any such fluctuations will be offset only to the extent of the premium received by the Portfolio for the writing of the option.
In addition, if the value of an underlying index moves adversely to a Portfolio's option position, the option may be exercised, and the Portfolio will experience a loss which may only be partially offset by the amount of the premium received.

A Portfolio may also purchase put or call options on stock indexes in order either to hedge its investments against a decline in value or to attempt to reduce the risk of missing a market or industry segment advance. The Portfolio's possible loss in either case will be limited to the premium paid for the option, plus related transaction costs.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

FUTURES CONTRACTS. High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio may enter into interest rate futures contracts for hedging purposes. With respect to the Government Total Return Portfolio, such contracts will relate only to U.S. Government Obligations. In addition, Capital Appreciation Portfolio and Asset Allocation Portfolio may enter into stock index futures contracts for hedging purposes. Each Portfolio, other than Government Total Return Portfolio, may also enter into foreign currency futures contracts.

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

(Unless otherwise specified, interest rate futures contracts, stock index futures contracts and foreign currency futures contracts are collectively referred to as "Futures Contracts.")

Purchases or sales of stock index futures contracts are used to attempt to protect a Portfolio's current or intended stock investments from broad fluctuations in stock prices, and interest rate and foreign currency futures contracts are purchased or sold to attempt to hedge against the effects of interest or exchange rate changes on a Portfolio's current or intended investments in fixed income or foreign securities. In the event that an anticipated decrease in the value of portfolio securities occurs as a result of a general stock market decline, a general increase in interest rates, or a decline in the dollar value of foreign currencies in which portfolio securities are denominated, the adverse effects of such changes may be offset, in whole or in part, by gains on the sale of Futures Contracts. Conversely, the increased cost of portfolio securities to be acquired, caused by a general rise in the stock market, a general decline in interest rates, or a rise in the dollar value of foreign currencies, may be offset, in whole or in part, by gains on Futures Contracts purchased by a Portfolio. A Portfolio will incur brokerage fees when it purchases and sells Futures Contracts, and it will be required to make and maintain margin deposits.

OPTIONS ON FUTURES CONTRACTS. High Yield Portfolio and Asset Allocation Portfolio may purchase and write options to buy or sell interest rate futures contracts. In addition, Capital Appreciation Portfolio and Asset Allocation Portfolio may purchase and write options on stock index futures contracts, and each Portfolio may purchase and write options on foreign currency futures contracts. (Unless otherwise specified, options on interest rate futures contracts, options on stock index futures contracts, and options on foreign currency futures contracts are collectively referred to as "Options on Futures Contracts.") Such investment strategies will be used as a hedge and not for speculation.

Put and call options on Futures Contracts may be traded by the Portfolios in order to protect against declines in the values of portfolio securities or against increases in the cost of securities to be acquired. Purchases of options on Futures Contracts may present less risk in hedging the portfolios of the Portfolios than the purchase or sale of the underlying Futures Contracts since the potential loss is limited to the amount of the premium plus related transaction costs. The writing of such options, however, does not present less risk than the trading of futures contracts and will constitute only a partial hedge, up to the amount of the premium received, and, if an option is exercised, a Portfolio may suffer a loss on the transaction.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

Each of the Portfolios, other than the Government Total Return Portfolio, may enter into contracts for the purchase or sale of a specific currency at a future date at a price set at the time of the contract (a "Currency Contract"). The Portfolios will enter into Currency Contracts for hedging purposes only, in a manner similar to the Portfolios' use of foreign currency futures contracts. These transactions will include forward purchases or sales of foreign currencies for the purpose of protecting the dollar value of securities denominated in a foreign currency or protecting the dollar equivalent of interest or dividends to be paid on such securities. By entering into such transactions, however, the Portfolio may be required to forego the benefits of advantageous changes in exchange rates. Currency Contracts are traded over-the-counter, and not on organized commodities or securities exchanges. As a result, such contracts operate in a manner distinct from exchange-traded instruments, and their use involves certain risks beyond those associated with transactions in the futures and option contracts described above.

OPTIONS ON FOREIGN CURRENCIES. The Portfolios, other than the Government Total Return Portfolio, may purchase and write put and call options on foreign currencies for the purpose of protecting against declines in the dollar value of foreign portfolio securities and against increases in the dollar cost of foreign securities to be acquired. As in the case of other types of options, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received, and a portfolio could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against fluctuations in exchange rates, although, in the event of rate movements adverse to a Portfolio's position, it may forfeit the entire amount of the premium plus related transaction costs. As in the case of Currency Contracts, certain options on foreign currencies are traded over-the-counter and involve risks which may not be present in the case of exchange-traded instruments.

RISKS OF TRANSACTIONS IN OPTIONS, FUTURES CONTRACTS, AND FORWARD CONTRACTS

Although the indicated Portfolios will enter into transaction in Futures Contracts, Options on Futures Contracts,

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Currency Contracts, and certain options solely for hedging purposes, their use does involve certain risks. For example, a lack of correlation between the index or instrument underlying an option or Futures Contract and the assets being hedged, or unexpected adverse price movements, could render a Portfolio's hedging strategy unsuccessful and could result in losses. The indicated Portfolios also may enter into transactions in options on securities and indexes of securities for other than hedging purposes, which involves greater risk. In addition, there can be no assurance that a liquid secondary market will exist for any contract purchased or sold, and a Portfolio may be required to maintain a position until exercise or expiration, which could result in losses.

Transactions in options, Futures Contracts, Options on Futures Contracts, and Currency Contracts may be entered into on United States exchanges regulated by the SEC or the Commodity Futures Trading Commission (the "CFTC"), as well as in the over-the-counter market and on foreign exchanges. In addition, the securities underlying options and Futures Contracts traded by the Portfolios may include domestic as well as foreign securities. Investors should recognize that transactions involving foreign securities or foreign currencies, and transactions entered into in foreign countries, may involve considerations and risks not typically associated with investing in U.S. markets. See "Other Investment Practices of the Portfolios--Foreign Securities" in the Prospectus.

REGULATORY RESTRICTIONS

To the extent required to comply with Securities and Exchange Commission Release No. 10666, when purchasing a futures contract, writing a put option, or entering into a delayed delivery purchase, the Portfolios will each maintain in a segregated account cash or liquid high-grade securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid "commodity pool operator" status, none of the Portfolios will enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Portfolio, plus premiums paid by it for open options on futures (less the amount by which the value of the underlying futures contract exceeds the exercise price at the time of purchase), would exceed 5% of the Portfolio's total assets. The Portfolios will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which the Portfolios hold or intend to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 75% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker;
(2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

BORROWING MONEY

Each Portfolio may borrow money from banks as a temporary measure to facilitate redemptions. As a fundamental policy, however, borrowings may not exceed 10% of the value of such Portfolio's total assets and no additional investment securities may be purchased by a Portfolio while outstanding bank borrowings (including "roll" transactions for Government Total Return Portfolio) exceed 5% of the value of such Portfolio's total assets. Interest paid on borrowings will not be available for investment.

REPURCHASE AGREEMENTS

A repurchase agreement is an instrument under which securities are purchased from a bank or securities dealer with an agreement by the seller to repurchase the securities at a mutually agreed upon date, interest rate, and price. Generally, repurchase agreements are of short duration--usually less than a week, but on occasion for longer periods. Each Portfolio will limit its investment in repurchase agreements with a maturity of more than seven days to 15% of its net assets.

In investing in repurchase agreements, a Portfolio's risk is limited to the ability of such bank or securities dealer to pay the agreed upon amount at the maturity of the repurchase agreement. In the opinion of management, such risk is not material; if the other party defaults, the underlying security constitutes collateral for the obligation to pay--although the Portfolio may incur certain delays in obtaining direct ownership of the collateral, plus costs in liquidating the collateral. In the event a bank or securities dealer defaults on the repurchase agreement, management believes that, barring extraordinary circumstances, the Portfolio will be entitled to sell the underlying securities or otherwise receive adequate protection (as defined in the federal Bankruptcy
Code) for its interest in such securities. To the extent that proceeds from any sale upon a default were less than the repurchase price, however, the Portfolio could suffer a loss. If the Portfolio owns underlying securities following a default on the repurchase agreement, the Portfolio will be subject to risk associated with changes in the market value of such securities. The Portfolios' custodian will hold the securities underlying any repurchase agreement or such securities may be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day.
If at any time the market value of the collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the Portfolio will promptly receive additional collateral (so the total collateral is in an amount at least equal to the repurchase price plus accrued interest).

VARIABLE AMOUNT MASTER DEMAND NOTES

Variable amount master demand notes are short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. They allow the investment of fluctuating amounts by the Portfolio at varying market rates of interest pursuant to arrangements between the Portfolio and a financial institution which has lent money to a borrower. Variable amount master demand notes permit a series of short-term borrowings under a single note. Both the lender and the borrower have the right to reduce the amount of outstanding indebtedness at any time. Such notes provide that the interest rate on the amount outstanding varies on a daily basis depending upon a stated short-term interest rate barometer. Advisers will monitor the creditworthiness of the borrower throughout the term of the variable master demand note. It is not generally contemplated that such instruments will be traded and there is no secondary market for the notes. Typically, agreements relating to such notes provide that the lender shall not sell or otherwise transfer the note without the borrower's consent. Thus, variable amount master demand notes may under certain circumstances be deemed illiquid assets. However, such notes will not be considered illiquid where the Portfolio has a "same day withdrawal option," I.E., where it has the unconditional right to demand and receive payment in full of the principal amount then outstanding together with interest to the date of payment.

ILLIQUID SECURITIES

Each Portfolio may invest in illiquid securities, including "restricted" securities. (A restricted security is one which was originally sold in a private placement and was not registered with the Commission under the Securities Act of 1933 (the "1933 Act") and which is not free to be resold unless it is registered with the Commission or its sale is exempt from registration.) However, the Portfolio will not invest more than 15% of the value of its net assets in illiquid securities, as determined pursuant to applicable Commission rules and interpretations.

The staff of the Securities and Exchange Commission has taken the position that the liquidity of securities in the portfolio of a fund offering redeemable securities is a question of fact for a board of directors of such a fund to determine, based upon a consideration by such board of the readily available trading markets and a review of any contractual restrictions. The SEC staff also acknowledges that, while such a board retains ultimate responsibility, it may delegate this function to the fund's investment adviser.

The Board of Directors of Fortis Advantage has adopted procedures to determine the liquidity of certain securities, including commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act and securities that are eligible for resale to qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Under these procedures, factors taken into account in determining the liquidity of a security include (a) the frequency of trades and quotes for the security, (b) the number of dealers willing to purchase or sell the security and the number of other potential purchasers, (c) dealer undertakings to make a market in the security, and (d) the nature of the security and the nature of the marketplace trades (E.G., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). Section 4(2) commercial paper or a Rule 144A security that when purchased enjoyed a fair degree of marketability may subsequently become illiquid, thereby adversely affecting the liquidity of the Portfolio.

Illiquid securities may offer a higher yield than securities that are more readily marketable. The sale of illiquid securities, however, often requires more time and results in higher brokerage charges or dealer discounts or other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. The Portfolio may also be restricted in its ability to sell such securities at a time when it is advisable to do so. Illiquid securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

PORTFOLIO TURNOVER

The portfolio turnover rate for a Portfolio is calculated by dividing the lesser of purchases or sales by such Portfolio of investment securities for the particular fiscal year by the monthly average value of investment securities owned by the Portfolio during the same fiscal year. "Investment securities," for purposes of this calculation, only include securities with a maturity date more than twelve months from the date of investment. A 100% portfolio turnover rate would occur, for example, if the lesser of the value of purchases or sales of investment securities for a particular year were equal to the average monthly value of the investment securities owned during such year. Portfolio turnover rates for the fiscal years ended October 31, 1994 and 1993 were: 36% and 60% respectively, for Capital Appreciation Portfolio; 63% and 95% for High Yield Portfolio; 94% and 103% for Asset Allocation Portfolio; and 135% and 113% for Government Total Return Portfolio.

INVESTMENT RESTRICTIONS FOR GOVERNMENT TOTAL RETURN PORTFOLIO

Certain investment restrictions are fundamental to the operation of the Portfolios and may not be changed except with the approval of the holders of a majority of the outstanding shares of the Portfolio(s) affected. For this purpose, "majority of the outstanding voting securities" means the lesser of (i) 67% of the outstanding shares of the affected Portfolio(s) present at the meeting of shareholders if more than 50% of the outstanding shares of the affected Portfolio(s) are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the affected Portfolio(s).

As a result of these fundamental investment restrictions, except as set forth below, the Government Total Return Portfolio will not:

        (1) Concentrate its investments in any particular industry, except that
    (i) it may invest up to 25% of the value of its total assets in any particular industry, and (ii) there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies and instrumentalities, or obligations of domestic commercial banks. As to utility companies, gas, electric, water and telephone companies will be considered as separate industries. As to finance companies, the following categories will be considered as separate industries: (a) captive automobile finance, such as General Motors Acceptance Corp. and Ford Motor Credit Corp.; (b) captive equipment finance companies, such as Honeywell Finance Corporation and General Electric Credit Corp.; (c) captive retail finance companies, such as Macy Credit Corp. and Sears Roebuck Acceptance Corp.; (d) consumer loan companies, such as Beneficial Finance Corporation and Household Finance Corporation; (e) diversified finance companies such as CIT Financial Corp., Commercial
    Credit Corporation and Borg Warner Acceptance Corp.; and (f) captive oil finance companies, such as Shell Credit, Inc., Mobil Oil Credit Corp.
    and Texaco Financial Services, Inc.

        (2) Purchase or sell physical commodities (such as grains, livestock, etc.) or futures or options contracts thereon; however, it may purchase or sell any forms of financial instruments or contracts that might be deemed commodities.

        (3) Invest directly in real estate or interests in real estate; however, the Portfolio may invest in interests in real estate investment trusts, debt securities secured by real estate or interests therein, or debt or equity securities issued by companies which invest in real estate or interests therein.

        (4) Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, Fortis Advantage may be deemed an underwriter under applicable laws.

        (5) Purchase securities on margin or otherwise borrow money, except that the Portfolio, in accordance with its investment objectives and policies, may purchase securities on a when-issued, delayed delivery, or forward commitment basis, and may make margin deposits in connection with dealing in commodities or options thereon. The Portfolio may also obtain such short-term credit as it needs for the clearance of securities transactions, and may borrow from a bank as a temporary measure to facilitate redemptions (but not for leveraging or investment) an amount that does not exceed 10% of the value of the Portfolio's total assets. Investment securities will not be purchased while outstanding bank borrowings (including "roll" transactions) exceed 5% of the value of the Portfolio's total assets.

        (6) Make loans to other persons, except that it may lend its portfolio securities in an amount not to exceed 33 1/3% of the value of the Portfolio's total assets (including the amount lent) if such loans are secured by collateral at least equal to the market value of the securities lent, provided that such collateral shall be limited to cash, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit or other high-grade, short-term obligations or interest-bearing cash equivalents. Loans shall not be deemed to include repurchase agreements or the purchase or acquisition of a portion of an issue of notes, bonds, debentures, or other debt securities, whether or not such purchase or acquisition is made upon the original issuance of the securities.

        (7) Issue senior securities (as defined in the 1940 Act) other than as set forth in restriction #5 concerning borrowing and except to the extent that using options and futures contracts or purchasing or selling securities on a when issued, delayed delivery, or forward commitment basis (including the entering into of roll transactions) may be deemed to constitute issuing a senior security.

    The following investment restrictions may be changed by the Board of Directors of Fortis Advantage (the "Board of Directors") without shareholder approval. The Government Total Return Portfolio, unless otherwise noted, will not:

        (1) Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization; provided that the Fund shall not purchase or otherwise acquire more than 3% of the total outstanding voting stock of any other investment company. (Due to restrictions imposed by the California Department of Corporations, the Portfolios do not currently invest in other investment companies.)

        (2) Invest in a company for the purposes of exercising control or management.

        (3) Buy or sell foreign exchange, except as incidental to the purchase or sale of permissible foreign investments.

        (4) Invest in interests (including partnership interests or leases) in oil, gas, or other mineral exploration or development programs, except it may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

        (5) Purchase or retain the securities of any issuer if those officers and directors of Fortis Advantage or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

        (6) Invest more than 5% of its total assets in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years (except that a company will be deemed to have been in business for more than three years if such company is the subsidiary of another company which has been in business for more than three years).

        (7) Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. (Securities that have been determined to be liquid by the Board of Directors of Fortis Advantage or Advisers subject to the oversight of such Board of Directors will not be subject to this limitation.)

        (8) Make short sales, except for sales "against the box."

        (9) Mortgage, pledge, or hypothecate its assets except to the extent necessary to secure permitted borrowings.

        (10) Invest in real estate limited partnership interests.

        (11) Purchase the securities of any issuer if such purchase at the time thereof would cause more than 10% of the voting securities of any issuer to be held by the Fund.

        (12) Invest more than 5% of its net assets, valued at the lower of cost or market, in warrants; nor, within such amount, invest more than 2% of such net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange. Warrants attached to securities or acquired in units are excepted from the above limitations.

        (13) Invest more than 10% of its total assets in real estate investment trusts or invest in real estate investment trusts that are not publicly distributed.

        (14) Invest more than 20% of its net assets in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

        (15) Purchase from or sell to any officer, director, or employee of Fortis Advantage, or its adviser or underwriter, or any of their officers or directors, any securities other than shares of Fortis Advantage common stock.

Any investment restriction or limitation, fundamental or otherwise, which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.

INVESTMENT RESTRICTIONS FOR ALL PORTFOLIOS OTHER THAN
GOVERNMENT TOTAL RETURN PORTFOLIO

Certain investment restrictions are fundamental to the operation of the Portfolios and may not be changed except with the approval of the holders of a majority of the outstanding shares of the Portfolio(s) affected. For this purpose, "majority of the outstanding voting securities" means the lesser of (i) 67% of the outstanding shares of the affected Portfolio(s) present at the meeting of shareholders if more than 50% of the outstanding shares of the affected Portfolios(s) are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the affected Portfolio(s).

As a result of these fundamental investment restrictions, except as set forth below, the Portfolios will not:

        1. Purchase securities on margin or otherwise borrow money or issue senior securities, except that the Portfolios, in accordance with their investment objectives and policies, may purchase securities on a when-issued and delayed delivery basis, within the limitations set forth in the Prospectus and Statement of Additional Information. Fortis Advantage may also obtain such short-term credit as it needs for the clearance of securities transactions, and may borrow from a bank, for the account of any Portfolio, as a temporary measure to facilitate redemptions (but not for leveraging or investment) an amount that does not exceed 10% of the value of the Portfolio's total assets. Investment securities will not be purchased for a Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets.

        2. Mortgage, pledge or hypothecate its assets, except in an amount not exceeding 10% of the value of its total assets to secure temporary or emergency borrowing.

        3. Invest in commodities or commodity contracts, other than for hedging purposes only.

        4. Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, Fortis Advantage may be deemed an underwriter under applicable laws.

        5. Participate on a joint or a joint and several basis in any securities trading account.

        6. Invest in real estate, except a Portfolio may invest in securities issued by companies owning real estate or interests therein.

        7. Make loans to other persons. Repurchase agreements, the lending of securities and the acquiring of debt securities in accordance with the Prospectus and Statement of Additional Information are not considered to be "loans" for this purpose.

        8.  Concentrate its investments in any particular industry, except that
    (i) it may invest up to 25% of the value of its total assets in any particular industry, and (ii) there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies and instrumentalities, or obligations of domestic commercial banks. As to utility companies, gas, electric, water and telephone companies will be considered as separate industries. As to finance companies, the following categories will be considered as separate industries: (a) captive automobile finance, such as General Motors Acceptance Corp. and Ford Motor Credit Corp.; (b) captive equipment finance companies, such as Honeywell Finance Corporation and General Electric Credit Corp.; (c) captive retail finance companies, such as Macy Credit Corp. and Sears Roebuck Acceptance Corp.; (d) consumer loan companies, such as Beneficial Finance Corporation and Household Finance Corporation; (e) diversified finance companies such as CIT Financial Corp., Commercial Credit Corporation and Borg Warner Acceptance Corp.; and (f) captive oil finance companies, such as Shell Credit, Inc., Mobil Oil Credit Corp. and Texaco Financial Services, Inc.

        9. Purchase from or sell to any officer, director, or employee of Fortis Advantage, or its adviser or underwriter, or any of their officers or directors, any securities other than shares of Fortis Advantage's common stock.

        10. Make short sales, except for sales "against the box." While a short sale is made by selling a security the Portfolio does not own, a short sale is "against the box" to the extent that the Portfolio contemporaneously owns or has the right to obtain securities identical to those sold short at no added cost.

The following investment restrictions may be changed by the Board of Directors of Fortis Advantage (the "Board of Directors") without shareholder approval. The Portfolios, unless otherwise noted, will not:

        1. Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Due to restrictions imposed by the California Department of Corporations, the Portfolios do not currently invest in other investment companies.)

        2. Invest in a company for the purposes of exercising control or management.

        3. Buy or sell foreign exchange, except as incidental to the purchase or sale of permissible foreign investments.

        4. Invest in interests (including partnership interests or leases) in oil, gas, or other mineral exploration or development programs, except it may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

        5. Purchase or retain the securities of any issuer if those officers and directors of Fortis Advantage or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

        6. Invest more than 5% of its total assets in companies which have been in business for less than three years (except that a company will be deemed to have been in business for more than three years if such company is the subsidiary of another company which has been in business for more than three years).

        7. Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. (Securities that have been determined to be liquid by the Board of Directors of Fortis Advantage or Advisers subject to the oversight of such Board of Directors will not be subject to this limitation.)

        8. Invest more than 5% of its total assets in warrants, nor invest more than 2% of its total assets in warrants not traded on the New York Stock Exchange or the American Stock Exchange.

        9.  Invest in real estate limited partnership interests.

        10. Invest more than 20% of its net assets in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (I.E., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (I.E., dollar rolls).

Any investment restriction or limitation, fundamental or otherwise, which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.

--------------------------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS

The names, addresses, principal occupations, and other affiliations of directors and executive officers of Fortis Advantage are given below:

                               POSITION WITH
                                  FORTIS                   PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            ADVANTAGE              "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Richard W. Cutting            Director         Certified public accountant and financial consultant.
137 Chapin Parkway
Buffalo, New York

Allen R. Freedman*            Director         Chairman and Chief Executive Officer of Fortis, Inc.; a Managing
Suite 5001                                     Director of Fortis International, N. V.
One World Trade Center
New York, New York

Dr. Robert M. Gavin           Director         President, Macalester College.
1600 Grand Avenue
St. Paul, Minnesota

Benjamin S. Jaffray           Director         Chairman of the Sheffield Group, Ltd., a financial consulting
4040 IDS Center                                group.
Minneapolis, Minnesota

Jean L. King                  Director         President, Communi-King, a communications consulting firm.
12 Evergreen Lane
St. Paul, Minnesota

Dean C. Kopperud*             President and    President and a Director of Advisers and Investors and Senior Vice
500 Bielenberg Drive          Director         President of Fortis Benefits Insurance Company and Time Insurance
Woodbury, Minnesota                            Company.

                               POSITION WITH
                                  FORTIS                   PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            ADVANTAGE              "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Edward M. Mahoney             Director         Retired; prior to December, 1994, Chairman and Chief Executive
2760 Pheasant Drive                            Officer and a Director of Advisers and Investors, Senior Vice
Excelsior, Minnesota                           President and a Director of Fortis Benefits Insurance Company, and
                                               Senior Vice President of Time Insurance Company.

Thomas R. Pellett             Director         Retired; prior to January, 1991, Senior Vice President--
731 Havenwood Circle Drive                     Administration and Corporate Affairs, Pet Incorporated, which is
Warson Woods, Missouri                         in the food products business.

Robb L. Prince                Director         Vice President and Treasurer, Jostens, Inc., a producer of
5501 Norman Center Dr.                         products and services for the youth, education, sports award, and
Minneapolis, Minnesota                         recognition markets.

Leonard J. Santow             Director         Principal, Griggs & Santow, incorporated, economic and financial
75 Wall Street                                 consultants.
21st Floor
New York, New York

Joseph M. Wikler              Director         Investment consultant and private investor; prior to January,
12520 Davan Drive                              1994, Director of Research, Chief Investment Officer, Principal,
Silver Spring, Maryland                        and a Director, the Rothschild Co., Baltimore, Maryland. The
                                               Rothschild Co. is an investment advisory firm.

Stephen M. Poling             Vice President   Executive Vice President and Director of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

Dennis M. Ott                 Vice President   Senior Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

James S. Byrd                 Vice President   Vice President of Advisers and Investors; prior to March, 1991,
5500 Wayzata Boulevard                         Senior Vice President, Templeton Investment Counsel, Inc., Fort
Golden Valley, Minnesota                       Lauderdale, Florida.

Robert C. Lindberg            Vice President   Vice President of Advisers and Investors; prior to July, 1993,
5500 Wayzata Boulevard                         Vice President, Portfolio Manager, and Chief Securities Trader,
Golden Valley, Minnesota                       COMERICA, Inc., Detroit, Michigan. COMERCA, Inc. is a bank.

Keith R. Thomson              Vice President   Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

Robert W. Beltz, Jr.          Vice President   Vice President--Mutual Fund Operations of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota

Robert J. Clancy              Vice President   Senior Vice President and Director of Advisers and Investors and
500 Bielenberg Drive                           Senior Vice President, Investment Products of Fortis Benefits
Woodbury, Minnesota                            Insurance Company.

Thomas D. Gualdoni            Vice President   Vice President of Advisers, Investors, and Fortis Benefits
500 Bielenberg Drive                           Insurance Company.
Woodbury, Minnesota

                               POSITION WITH
                                  FORTIS                   PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS            ADVANTAGE              "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Larry A. Medin                Vice President   Senior Vice President--Sales of Advisers and Investors; from
500 Bielenberg Drive                           August 1992 to November 1994, Senior Vice President, Western
Woodbury, Minnesota                            Divisional Officer of Colonial Investment Services, Inc., Boston,
                                               Massachusetts; from June 1991 to August 1992, Regional Vice
                                               President, Western Divisional Officer of Alliance Capital
                                               Management, New York, New York; prior to June 1991, Senior Vice
                                               President, National Sales Director, Met Life State Street
                                               Investment Services, Inc.

Jon H. Nicholson              Vice President   Vice President--Marketing and Product Development of Fortis
500 Bielenberg Drive                           Benefits Insurance Company.
Woodbury, Minnesota

John W. Norton                Vice President   Senior Vice President, General Counsel, and Secretary of Advisers
500 Bielenberg Drive                           and Investors; since January, 1993, Senior Vice President and
Woodbury, Minnesota                            General Counsel, Life and Investment Products, Fortis Benefits
                                               Insurance Company and Vice President and General Counsel, Life and
                                               Investment Products, Time Insurance Company.

David A. Peterson             Vice President   Vice President and Assistant General Counsel, Fortis Benefits
500 Bielenberg Drive                           Insurance Company; prior to January, 1991, Senior Vice
Woodbury, Minnesota                            President--Law, State Bond and Mortgage Company, Minneapolis,
                                               Minnesota.

Michael J. Radmer             Secretary        Partner, Dorsey & Whitney P.L.L.P., the Fund's General Counsel.
220 South Sixth Street
Minneapolis, Minnesota

Tamara L. Fagely              Treasurer        Fund Accounting Officer of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota

-------------------------------------------
  * Mr. Kopperud is an "interested person" (as defined under the 1940 Act) of each Fortis Fund, Advisers, and Investors primarily because he is an officer of each. Mr. Freedman is an "interested person" of each Fortis Fund, Advisers, and Investors because he is Chairman and Chief Executive Officer of Fortis, Inc. ("Fortis"), the parent company of Advisers and indirect parent company of Investors, and a Managing Director of Fortis International, N. V., the parent company of Fortis.
-------------------------------------------

All of the above officers and directors also are officers and/or directors of other investment companies of which Advisers is the investment adviser. No compensation is paid by Fortis Advantage to any of its officers or directors except for a fee of $200 per month, $100 per meeting attended, and $100 per applicable committee meeting attended (and reimbursement of travel expenses to attend meetings) to each director not affiliated with Advisers. During the fiscal year ended October 31, 1994, Capital Appreciation Portfolio, High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio paid $5,050, $5,900, $7,440, and $6,000, respectively, in directors' fees to directors who were not affiliated with Advisers or Investors and reimbursed two such directors a total of $175, $320, $400, and $330, respectively, for travel expenses incurred in attending directors' meetings. Legal fees and expenses of $4,600, $7,200, $8,579, and $6,000, respectively, also were paid to a law firm of which Fortis Advantage's Secretary is a partner. As of January 31, 1995, the directors and executive officers beneficially owned less than 1% of the outstanding shares of Capital Appreciation Portfolio, High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio. Directors Kopperud, Mahoney, Prince, King, and Jaffray are members of the Executive Committee of the Board of Directors. While the Executive Committee is authorized to act in the intervals between regular board meetings with full capacity and authority of the full Board of Directors, except as limited by law, it is expected that the Committee will act only infrequently.

INVESTMENT ADVISORY AND OTHER
SERVICES

GENERAL

Fortis Advisers, Inc. ("Advisers") has been the investment adviser and manager of each Portfolio of Fortis Advantage since each Portfolio's inception. Investors acts as Fortis Advantage's underwriter. Both act as such pursuant to written agreements periodically approved by the directors or shareholders of Fortis Advantage. The address of both is that of Fortis Advantage.

As of January 31, 1995, Advisers managed twenty-eight investment company portfolios with combined net assets of approximately $3,349,326,000, and one private account with net assets of approximately $15,389,000. Fortis Financial Group also has approximately $1.7 billion in insurance reserves. As of the same date, the investment company portfolios had an aggregate of 210,844 shareholders, including 40,119 shareholders of Fortis Advantage.

During the past three fiscal years ended October 31, 1994, 1993, and 1992, the Portfolios paid to Advisers advisory and management fees as follows: $607,491, $497,620, and $349,733 for the Capital Appreciation Portfolio; $685,802, $450,524, and $319,988 for the High Yield Portfolio; $1,103,566, $980,482, and
$534,751, for the Asset Allocation Portfolio; and $633,248, $712,517, and $623,293 for the Government Total Return Portfolio, respectively. However, for the fiscal years ended October 31, 1993 and 1992, respectively, Advisers reimbursed the Government Total Return Portfolio $7,223 and $32,538 pursuant to the expense reimbursement agreement, resulting in net fees of $705,294 and $590,755.

Investors received $533,938, $337,851, and $249,090, for the Capital Appreciation Portfolio, $1,332,078, $827,899, and $595,599, for the High Yield Portfolio, $682,089, $712,769, and $408,514, for the Asset Allocation Portfolio, and $182,623, $258,606, and $76,006, for the Government Total Return Portfolio during the fiscal years ended October 31, 1994, 1993, and 1992, respectively, for underwriting the Portfolios' shares, out of which allowances to dealers and representatives totaling approximately $435,291, $285,774, and $208,844 for the Capital Appreciation Portfolio, $1,120,285, $696,024, and $494,127 for the High Yield Portfolio, $571,020, $608,236, and $335,555 for the Asset Allocation Portfolio, and $147,365, $214,034, and $62,472, for the Government Total Return Portfolio, respectively, were paid.

During the fiscal year ended October 31, 1994, Investors received $273,371 from the Capital Appreciation Portfolio, $317,900 from the High Yield Portfolio, $508,256 from the Asset Allocation Portfolio, and $283,848 from the Government Total Return Portfolio, respectively, pursuant to the Plan of Distribution (see "Plan of Distribution"). Of these amounts, Investors paid $173,573 for the Capital Appreciation Portfolio, $242,020 for the High Yield Portfolio, $369,544 for the Asset Allocation Portfolio, and $220,870 for the Government Total Return Portfolio, respectively, to broker-dealers and registered representatives. In addition to such amounts paid, Advisers and Investors together spent $166,376 for the Capital Appreciation Portfolio, $361,458 for the High Yield Portfolio, $203,048 for the Asset Allocation Portfolio, and $49,492 for the Government Total Return Portfolio, respectively, on activities related to the distribution of the Portfolios' shares.

CONTROL AND MANAGEMENT OF ADVISERS AND INVESTORS

Fortis owns 100% of the outstanding voting securities of Advisers, and Advisers owns all of the outstanding voting securities of Investors.

Fortis, located in New York, New York, is a wholly owned subsidiary of Fortis International, N.V., which has approximately $100 billion in assets worldwide and is in turn a wholly owned subsidiary of AMEV/VSB 1990 N.V. ("AMEV/VSB 1990").

AMEV/VSB 1990 is a corporation organized under the laws of The Netherlands to serve as the holding company for all U.S. operations and is owned 50% by Fortis AMEV and 50% by Fortis AG. AMEV/VSB 1990 owns a group of companies active in insurance, banking and financial services, and real estate development in The Netherlands, the United States, Western Europe, Australia, and New Zealand.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG own a group of companies (of which AMEV/VSB 1990 is one) active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim.

Dean C. Kopperud is President of Advisers and Investors; Stephen M. Poling is Executive Vice President of Advisers and Investors; Robert C. Clancy, Larry A. Medin, and Dennis M. Ott are Senior Vice Presidents of Advisers and

Investors; John W. Norton is Senior Vice President, General Counsel, and Secretary of Advisers and Investors; Robert W. Beltz, Jr., James S. Byrd, Thomas D. Gualdoni, Robert C. Lindberg, Lee V. Rosenblum, Kyle R. Selberg, Keith R. Thomson, and Sylvia R. Wagner are Vice Presidents of Advisers and Investors; Barbara W. Kirby, David G. Carroll, Carol M. Houghtby, and Chris
J. Neuharth are 2nd Vice Presidents of Advisers and Investors; Michael D. O'Connor is Qualified Plan Officer of Advisers and Investors; Tamara L. Fagely is Fund Accounting Officer of Advisers and Investors; John E. Hite is Corporate Counsel and Assistant Secretary of Advisers and Investors; Gregory
S. Swenson and Thomas E. Erickson are Assistant Secretaries of Advisers and Investors; Sharon R. Jibben is Assistant Secretary of Advisers; and Barbara
J. Wolf is Trading Officer of Advisers.

Messrs. Kopperud, Clancy, and Poling are the Directors of Advisers.

All of the above persons reside or have offices in the Minneapolis/St. Paul area.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENTS

Advisers acts as investment adviser and manager of Government Total Return Portfolio under an Investment Advisory and Management Agreement dated April 24, 1991, which became effective the same date upon shareholder approval, and acts as investment adviser and manager of Capital Appreciation, High Yield, and Asset Allocation Portfolios under an Investment Advisory and Management Agreement dated January 31, 1992, which became effective January 31, 1992, following shareholder approval on January 28, 1992 (hereafter collectively "the Agreements"). These Agreements were last approved by the Board of Directors (including a majority of the directors who are not parties to the contracts, or interested persons of any such party) on December 8, 1994. The Agreements will terminate automatically in the event of their assignment. In addition, the Agreements are terminable at any time, without penalty, by the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, on not more than 60 days' written notice to Advisers, and by Advisers on 60 days' notice to Fortis Advantage. Unless sooner terminated, the Agreements shall continue in effect for more than two years after their execution only so long as such continuance is specifically approved at least annually by either the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, provided that in either event such continuance is also approved by the vote of a majority of the directors who are not parties to such Agreements, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

The Agreements collectively provide for investment advisory and management fees calculated as described in the following table. As you can see from the table, this fee decreases (as a percentage of Portfolio net assets) as the Portfolio grows. As of January 31, 1995, Capital Appreciation Portfolio, High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio had net assets of approximately $67,850,000, $101,262,000, $117,916,000, and
$66,599,000, respectively.

                                                   ANNUAL
                                                  INVESTMENT
                                                   ADVISORY
                  AVERAGE NET ASSETS          AND MANAGEMENT FEE
Capital        For the first $100 million            1.0 %
Appreciation   For the next $150 million              .8 %
Portfolio      For assets over $250 million           .7 %

High Yield     For the first $50 million              .8 %
Portfolio      For assets over $50 million            .7 %

Asset          For the first $100 million            1.0 %
Allocation     For the next $150 million              .8 %
Portfolio      For assets over $250 million           .7 %

Government     For the first $50 million              .80%
Total Return   For the next $450 million              .75%
Portfolio      For assets over $500 million           .70%

The Agreements require each Portfolio of Fortis Advantage to pay all its expenses which are not assumed by Advisers and/or Investors. These expenses include, by way of example, but not by way of limitation, the fees and expenses of directors and officers of Fortis Advantage who are not "affiliated persons" of Advisers, interest expenses, taxes, brokerage fees and commissions, fees and expenses of registering and qualifying Fortis Advantage and its shares for distribution under Federal and state securities laws, expenses of preparing prospectuses and of printing and distributing prospectuses annually to existing shareholders, custodian charges, auditing and legal expenses, insurance expenses, association membership dues, and the expense of reports to shareholders, shareholders' meetings, and proxy solicitations.

Advisers bears the costs of acting as Fortis Advantage's transfer agent, registrar, and dividend agent.

Pursuant to an undertaking given to the State of California, Advisers has agreed to reimburse Fortis Advantage monthly for any amount by which aggregate annual expenses, exclusive of taxes, brokerage commissions, and interest on borrowing exceeds 2 1/2% on the first $30,000,000 of average net assets, 2% on the next

$70,000,000, and 1 1/2% on the balance. The distribution fee is excluded from these limits. Advisers reserves the right to agree to lesser expense limitations from time to time. In the fiscal year ended October 31, 1994, Advisers was not required to make any reimbursement to Fortis Advantage pursuant to this limitation.

Advisers reserves the right, but shall not be obligated, to institute voluntary expense reimbursement programs which, if instituted, shall be in such amounts and based on such terms and conditions as Advisers, in its sole and absolute discretion, determines. Furthermore, Advisers reserves the absolute right to discontinue any of such reimbursement programs at any time without notice to Fortis Advantage.

Expenses that relate exclusively to a particular Portfolio, such as custodian charges and registration fees for shares, are charged to that Portfolio. Other expenses of Fortis Advantage are allocated pro rata among the Portfolios in an equitable manner as determined by officers of Fortis Advantage under the supervision of the Board of Directors, usually on the basis of net assets or number of accounts.

Under the Agreements, Advisers, as investment adviser to each Portfolio of Fortis Advantage, has the sole authority and responsibility to make and execute investment decisions for each Portfolio within the framework of Fortis Advantage's investment policies, subject to review by the Board of Directors of Fortis Advantage. Advisers also furnishes Fortis Advantage with all required management services, facilities, equipment, and personnel.

Although investment decisions for each Portfolio are made independently from those of the other Portfolios or those of other funds or private accounts managed by Advisers, sometimes the same security is suitable for more than one Portfolio, fund, or account. If and when two or more Portfolios, funds, or accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements deemed equitable to each Portfolio, fund, or account. The simultaneous purchase or sale of the same securities by a Portfolio and another Portfolio, fund, or account may have a detrimental effect on the Portfolio as this may affect the price paid or received by the Portfolio or the size of the position obtainable by the Portfolio.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

In the case of Capital Appreciation and Asset Allocation Portfolios, transactions on a stock exchange in equity securities will be executed primarily through brokers that will receive a commission paid by those Portfolios. The High Yield Portfolio and the Government Total Return Portfolio, on the other hand, will not normally incur any brokerage commissions. Fixed income securities, as well as equity securities traded in the over-the-counter market, are generally traded on a "net" basis with dealers acting as principals for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount. Certain of these securities may also be purchased directly from an issuer, in which case neither commissions nor discounts are paid. For Government Total Return Portfolio, Asset Allocation Portfolio, High Yield Portfolio, and Capital Appreciation Portfolio, transactions having an aggregate dollar value of approximately $247,324,000, $208,644,000, $142,189,000, and $32,348,000, respectively (excluding short-term securities), were traded at net prices including a spread or markup during the fiscal year ended October 31, 1994. During the fiscal years ended October 31, 1994, 1993, and 1992, transactions in equity securities having an aggregate dollar value of approximately $14,833,000, $47,538,000, and $22,541,000, respectively (excluding short-term securities), were traded with respect to the Asset Allocation Portfolio; $8,086,000, $6,654,000, and $7,265,000, respectively, for Capital
Appreciation Portfolio; and $80,000, $136,000, and $677,000, respectively for High Yield Portfolio. For such periods, Asset Allocation Portfolio's brokerage commissions totaled $33,000, $104,452, and $49,981, respectively, amounting to
 .03%, .11%, and .09%, respectively, of average net assets and resulting in an average commission rate for the fiscal year ended October 31, 1994 of .22%, (calculated by dividing the dollar amount of transactions into the total dollar amount of commissions paid). For such periods, Capital Appreciation Portfolio's brokerage commissions totaled $30,112, $22,936, and $33,386, respectively, amounting to .05%, .05%, and .10%, respectively, of average net assets and resulting in an average commission rate of .37% for the fiscal year ended October 31, 1994. For the fiscal year ended October 31, 1994, High Yield Portfolio's commissions totaled $1,460, amounting to 0% of average net assets and resulting in an average commission rate of 1.8%.

Advisers selects and (where applicable) negotiates commissions with the broker-dealers who execute the transactions for the Portfolios. The primary criterion for the selection of a broker-dealer is the ability of the broker-dealer, in the opinion of Advisers, to secure prompt execution of the transactions on favorable terms, including the reasonableness of the commission and considering the state of the market at the time. When consistent with these objectives, business may be placed with broker-dealers who furnish investment research or services to Advisers. Such research or services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. This allows Advisers to supplement its own investment research activities and enables Advisers to obtain the views and information of individuals and research staffs of many different securities firms prior to making investment decisions for the Portfolios. To the extent portfolio transactions are effected with broker-dealers who furnish research services to Advisers, Advisers receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Portfolios from these transactions. Advisers believes that most research services obtained by it generally benefit several or all of the investment companies and private accounts which it manages, as opposed to solely benefiting one specific managed fund or account. Normally, research services obtained through managed funds or accounts investing in common stocks would primarily benefit the managed funds or accounts which invest in common stock; similarly, services obtained from transactions in fixed income securities would normally be of greater benefit to the managed funds or accounts which invest in debt securities.

Advisers has not entered into any formal or informal agreements with any broker-dealers, nor does it maintain any "formula" which must be followed in connection with the placement of Fortis Advantage portfolio transactions in exchange for research services provided Advisers, except as noted below. However, Advisers does maintain an informal list of broker-dealers, which is used from time to time as a general guide in the placement of Fortis Advantage business, in order to encourage certain broker-dealers to provide Advisers with research services which Advisers anticipates will be useful to it. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. Advisers will authorize Fortis Advantage to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Advisers determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Advisers' overall responsibilities with respect to the accounts as to which it exercises investment discretion. Generally, Fortis Advantage pays higher commissions than the lowest rates available.

Asset Allocation Portfolio, Capital Appreciation Portfolio, and High Yield Portfolio paid $33,274, $30,112, and $1,460, respectively, in commissions (in connection with transactions having an aggregate value of approximately $14,833,277, $8,086,061, and $80,290, respectively) during the fiscal year ended October 31, 1994. Of this amount, virtually all was paid to broker-dealers who furnished investment research to Advisers, as outlined above.

Fortis Advantage will not effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with Advisers, unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker-dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Portfolios. No commissions were paid to any affiliate of Advisers during the fiscal years ended October 31, 1994, 1993, and 1992.

Fortis Advantage's acquisitions during the fiscal year ended October 31, 1994, of securities of its regular brokers or dealers or of the parent of those brokers or dealers that derive more than fifteen percent of their gross revenue from securities-related activities is presented below:

       CAPITAL APPRECIATION PORTFOLIO
                                VALUE OF SECURITIES
                                  OWNED AT END OF
NAME OF ISSUER                      FISCAL YEAR
------------------------------  -------------------
First Bank (N.A.)                   $2,972,064
Goldman, Sachs & Co.                   882,000


            HIGH YIELD PORTFOLIO
                                VALUE OF SECURITIES
                                  OWNED AT END OF
NAME OF ISSUER                      FISCAL YEAR
------------------------------  -------------------
Goldman, Sachs & Co.                 $699,000

         ASSET ALLOCATION PORTFOLIO
                                    VALUE OF SECURITIES
                                      OWNED AT END OF
NAME OF ISSUER                          FISCAL YEAR
------------------------------      -------------------
Donaldson, Lufkin & Jenrette Sec.         $950,482
First Bank (N.A.)                          689,000

      GOVERNMENT TOTAL RETURN PORTFOLIO
                                    VALUE OF SECURITIES
                                      OWNED AT END OF
NAME OF ISSUER                          FISCAL YEAR
------------------------------      -------------------
Prudential-Bache Securities,
 Inc.                                    $1,931,015
Nomura Securities
 International, Inc.                      1,481,692
Kidder Peabody & Co., Inc.                1,481,370

CAPITAL STOCK

Each Portfolio's shares have a par value of $.01 per share and equal rights to share in dividends and assets of the respective Portfolio. The shares possess no preemptive or conversion rights.

On January 31, 1995, Fortis Advantage had outstanding 2,974,417 Class A shares, 5,113, Class B shares, 952 Class C shares, and 9,398 Class H shares of Capital Appreciation Portfolio; 12,785,636 Class A shares, 50,317 Class B shares, 41,978 Class C shares, and 377,671 Class H shares of High Yield Portfolio; 8,243,149 Class A shares, 4,903 Class B shares, 3,084 Class C shares, and 53,422 Class H shares of Asset Allocation Portfolio; and 8,589,021 Class A shares, 18 Class B shares, 1,756 Class C shares, and 5,992 Class H shares of Government Total Return Portfolio. On that date, no person owned of record or, to Fortis Advantage's knowledge, beneficially as much as 5% of the outstanding shares of any Class of any Portfolio, except as follows:

CAPITAL APPRECIATION PORTFOLIO--

Class B:   J.D. Adams Culvert Co.
            401(k) Profit Sharing Plan, P.O.
            Box 5218,
            Colorado Springs, CO 80931--31.6%;
           Peter J. Draxler, 2417 Heights
            Drive, Ferndale, WA 98248--12.8%;
           Brett T. Walker, 110 Starbird Road
            #5, Jericho, VT 05465--7.2%; and
           Robert T. Mcaleer, 1013 Avenue East,
            Fort Madison, IA 52627--5.2%;

Class H:   David C. Sanders, W8485 Old Carney
            Lake Road, Iron Mountain, MI
            49801--14.8%;
           David J. Bohn, 2590 Cleveland Ave
            N., Roseville, MN 55113--10.6%;
           Earl J. Wing, 2590 Cleveland Ave.
            N., Roseville, MN 55113--6.9%; and
           The John Companies, 5593 Highland
            Courts Drive, Bloomington, MN
            55437--5.3%;

Class C:   J.A. Hall, Rural Route 5, Box 808,
            Duncan OK 73533--37.6%;
           Kevin L. Pyle, 1013 Hemlock Street,
            Celina, OH 45822--11.0%;
           Kim A. Luttenegger, 11656 Highway
            99, Burlington, IA 52601--10.8%;
           Darlene G. Cullen, 3209 139th Lane
            NW, Andover, MN 55304--8.3% and
           Dean J. Ertmer & Kimberly K. Ertmer,
            308 S. Center Street, Lena, IL
            61048--7.9%;

HIGH YIELD PORTFOLIO--

Class B:   David L. Alread & Stacy T. Alread,
            175 Highview Terrace,
            Fayetteville, GA 30214--10.1%;
           Roger B. Geoffroy & Diane B.
            Geoffroy,
            Route 5, Box 74-A,
            Irasburg, VT 05845--9.9%;
           Joanie R. Austin & Lawrence D.
            Austin,
            21 High Street, Orleans, VT
            05860--7.8%;
           Richard J. Boyd, 2430 Dunn Valley
            Road, Waterford, PA 16441--6.8%;
            and
           Mario J. Palmer & Irene M. Palmer,
            10601 Wild Flower Place,
            Fort Wayne, IN 46845--6.6%;

Class H:   Florence A. Dahrouge, 4100 Cathedral
            Avenue NW, Washington, DC
            20016--12.3%;
           William English, 26 Fair Oaks Drive,
            Pasadena, CA 91103--8.1%; and
           Joseph H. Jungbluth & Rita C.
            Jungbluth, W 292 N 5649 Dorn Road,
            Hartland, WI 53029--7.7%;

Class C:   Stella Broering, 229 South Garfield
            Street, Minster, OH 45865--36.1%;
           Harold E. Hills, 0-11590 8th Avenue
            NW, Grand Rapids, MI 49504--15.3%;
           A. Scott Hughes & Anne H. Bishop,
            107 Bennington Drive,
            Lynchburg, VA 24503--12.0%;
           Bertha Ballinger, 212 Stillwater
            Street,
            West Milton, OH 45383--11.3%; and
           Mark Tessier & Dorita Tessier,
            4085 E. 133rd Circle,
            Thornton, CO 80241--6.7%;

ASSET ALLOCATION PORTFOLIO--

Class B:   H. Edwin Castor, 291 Creek Road,
            Doylestown, PA 18901--22.2%;
           Guy A. Hargrove, 115 Grand Ridge
            Road, Starkville, MS 39759--18.2%;
           Shirley J. Marshall, 1180 Balsam
            Avenue, Nora Springs, IA
            50458--12.2%;
           Linda M. Erickson, P.O. Box 1048,
            Fargo, ND 58107--11.4%;
           Robert T. Mcaleer, 1013 Avenue East,
            Fort Madison, IA 52627--6.4%; and
           Alex Brown & Sons, Inc., P.O. Box
            1346, Baltimore, MD 21203--6.2%;

Class H:   James A. Cottone, 34 Donore Square,
            San Antonio, TX 78229--11.5%;
           Helen K. Carmack, 1469 Dermott
            Avenue, Virginia Beach, VA
            23455--8.7%;
           Everett E. Eabanks, 7606 East 48th
            Street, Indianapolis, IN
            46226--7.1%;
           Dr. Yoon K. Kim, PSC, 1848 North
            Island Drive, Fullerton, CA
            92633--6.8%; and
           Robert H. Jarvis, P.O. Box 3017,
            Winter Park, FL 32790--5.2%;

Class C:   Richard K. Taylor & Shirley A.
            Taylor,
            117 Crestview Drive,
            Burlington, IA 52601--11.4%;
           J.A. Hall, RR 5, Box 808,
            Duncan, OK 73533-9351--14.5%;
           N.R. Broussard, Jr., 1905 Jacqulyn,
            Abbeville, LA 70510--10.9%;
           The Kimm Co. 401(k) Plan,
            428 Washington Avenue North,
            Minneapolis, MN 55401--10.5%;
           David C. Quandt, 640 Alta Vista
            Drive, Carroll, IA 51401--9.4%;
           Kim A. Luttenegger, 11656 Highway
            99, Burlington, IA 52601--8.0%; and
           Glen E. Bennett & Dorothy C.
            Bennett, 608 West Main Street,
            Aledo, IL 61231--5.3%;

GOVERNMENT TOTAL RETURN PORTFOLIO--

Class C:   Kim A. Luttenegger, 11656 Highway
            99, Burlington, IA 52601--78.0%;
           Bruce N. Gorrell & Sherri L.
            Gorrell,
            11512 Woody Lane,
            W. Burlington, IA 52655--12.5%; and
           Larry D. Aden, 2331 Mason Road,
            Burlington, IA 52601--7.5%.

Fortis Advantage currently has four Portfolios, each issuing its own series of shares. Each Portfolio currently offers its shares in four classes, each with different sales arrangements and bearing different expenses. Under Fortis Advantage's Articles of Incorporation, the Board of Directors is authorized to create new portfolios or classes without the approval of the shareholders of Fortis Advantage. Each share of stock will have a pro rata interest in the assets of the Portfolio to which the stock of that series relates and will have no interest in the assets of any other Portfolio. In the event of liquidation, each share of a Portfolio would have the same rights to dividends and assets as every other share of that Portfolio, except that, in the case of a series with more than one class of shares, such distributions will be adjusted to appropriately reflect any charges and expenses borne by each individual class.

Each share of a Portfolio has one vote (with proportionate voting for fractional shares) irrespective of the relative net asset value of the Portfolios' shares. On some issues, such as the election of directors, all shares of Fortis Advantage vote together as one series. Cumulative voting is not authorized. This means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares will be unable to elect any directors.

On an issue affecting only a particular Portfolio, the shares of the affected Portfolio vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one Portfolio. In voting on an investment advisory agreement, approval of the agreement by the shareholders of a particular Portfolio would make the agreement effective as to that Portfolio whether or not it had been approved by the shareholders of the other Portfolios.

Fortis Advantage is not required under Minnesota law to hold annual or periodically scheduled regular meetings of shareholders. Minnesota corporation law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares of Fortis Advantage may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or the chief financial officer of Fortis Advantage. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at Fortis Advantage's expense. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

COMPUTATION OF NET ASSET VALUE AND PRICING

On October 31, 1994, the Portfolio's net asset values per share for Class A shares were calculated as follows:

                         CAPITAL APPRECIATION PORTFOLIO

Net Assets         ($68,351,704)
-----------------------------------  = Net Asset Value Per Share
Shares Outstanding   (2,965,225)       ($23.05)

To obtain the public offering price per share for Class A shares, the 4.5% sales charge must be added to the net asset value obtained above:

 $23.05
--------   = Public Offering Price Per Share ($24.14)
  .955

                              HIGH YIELD PORTFOLIO

Net Assets         ($98,610,923)
--------------------------------    = Net Asset Value Per Share
Shares Outstanding  (12,481,711)      ($7.90)

To obtain the public offering price per share for Class A shares, the 4.5% sales charge must be added to the net asset value obtained above:

  $7.90
-------    = Public Offering Price Per Share ($8.27)
  .955

                           ASSET ALLOCATION PORTFOLIO

Net Assets      ($119,394,872)
------------------------------    = Net Asset Value Per Share
Shares Outstanding (8,265,974)      ($14.44)

To obtain the public offering price per share for Class A shares, the 4.5% sales charge must be added to the net asset value obtained above:

 $14.44
-------    = Public Offering Price Per Share ($15.12)
  .955

                       GOVERNMENT TOTAL RETURN PORTFOLIO

Net Assets        ($70,041,280)
-------------------------------     = Net Asset Value Per Share
Shares Outstanding  (9,058,615)       ($7.73)

To obtain the public offering price per share for Class A shares, the 4.5% sales charge must be added to the net asset obtained above:

  $7.73
--------   = Public Offering Price Per Share ($8.09)
  .955

The primary close of trading of the New York Stock Exchange (the "Exchange") currently is 3:00 P.M. (Central Time), but this time may be changed. The offering price for purchase orders received in the office of Fortis Advantage after the beginning of each day the Exchange is open for trading is based on net asset value determined as of the primary closing time for business on the Exchange that day; the price in effect for orders received after such close is based on the net asset value as of such close of the Exchange on the next day the Exchange is open for trading.

Generally, the net asset value of each Portfolio's shares is determined on each day on which the Exchange is open for business. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Additionally, net asset value of a Portfolio need not be determined (i) on days on which changes in the value of the Portfolio's portfolio securities will not materially affect the current net asset value of the Portfolio's shares; or (ii) on days during which no Portfolio shares are tendered for redemption and no orders to purchase or sell Portfolio shares are received by Fortis Advantage.

SPECIAL PURCHASE PLANS

Fortis Advantage offers several special purchase plans, described in the Prospectus, which allow reduction or elimination of the sales charge for Class A shares under certain circumstances. Additional information regarding some of the plans is as follows:

STATEMENT OF INTENTION

The 13-month period is measured from the date the letter of intent is approved by Investors, or at the purchaser's option it may be made retroactive 90 days, in which case Investors will make appropriate adjustments on purchases during the 90-day period.

In computing the total amount purchased for purposes of determining the applicable sales commission, the public offering price (at the time they were purchased) of shares currently held in the Fortis Funds having a sales charge and purchased within the past 90 days may be used as a credit toward Portfolio shares to be purchased under the Statement of Intention. Any such shares purchased during the remainder of the 13-month period also may be included as purchases made under the Statement of Intention.

The Statement of Intention includes a provision for payment of additional applicable sales charges at the end of the period in the event the investor fails to purchase the amount indicated. This is accomplished by holding in escrow the number of shares represented by the sales charge discount. If the investor's purchases equal those specified in the Statement of Intention, the escrow is released. If the purchases do not equal those specified in the Statement of Intention, the shareholder may remit to Investors an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges that would have been paid on the aggregate purchases if the total of such purchases had been made at a single time. If the purchaser does not remit this sum to Investors on a timely basis, Investors will redeem the escrowed shares. The Statement of Intention is not a binding obligation on the part of the investor to purchase, or the Fund to sell, the full amount indicated. Nevertheless, the Statement of Intention should be read carefully before it is signed.

TAX SHELTERED RETIREMENT PLANS

IRAS AND KEOGH PLANS. Individual taxpayers can defer taxes on current income by investing in Keogh Plans or Individual Retirement Accounts (IRAs) for retirement. You can qualify for a Keogh Plan if you are self-employed. lRAs may be opened by anyone who has earned compensation for services rendered. Certain reductions in sales charges set forth under "How to Buy Portfolio Shares" in the Prospectus are available to any organized group of individuals desiring to establish IRAs for the benefit of its members. If you are interested in one of these accounts, contact Investors for copies of our plans. You should check with your tax adviser before investing.

Under current Federal tax law, IRA depositors generally may contribute 100% of their earned income up to a maximum of $2,000 (including sales charge). Contributions up to $2,250 (including sales charge) can be made to IRA accounts for an individual and a nonemployed spouse. All shareholders who, along with their spouse, are not active participants in an employer sponsored retirement plan or who have adjusted gross income below a specified level can deduct such contributions (there is a partial deduction for higher income levels up to a specified amount) from taxable income so that taxes are put off until retirement, when reduced overall income and added deductions may result in a lower tax rate. There are penalty taxes for withdrawing this retirement money before reaching age 59 1/2 (unless the investor dies, is disabled, or withdraws equal installments over a lifetime). In addition, there are penalties on insufficient payouts after age 70 1/2, excess contributions, and excess distributions.

Fortis Advantage may advertise the number or percentage of its shareholders, or the amount or percentage of its assets, which are invested in retirement accounts or in any particular type of retirement account. Such figures also may be given on an aggregate basis for all of the funds managed by Advisers. Any retirement plan numbers may be compared to appropriate industry averages.

TAX SAVINGS AND YOUR IRA--A FULLY TAXABLE INVESTMENT COMPARED TO AN INVESTMENT THROUGH AN IRA

The following table shows the yield on an investment of $2,000 made at the beginning of each year for a period of 10 years and a period of 20 years. For illustrative purposes only, the table assumes an annual rate of return of 8%.

                FULLY        FULLY      PARTIALLY
               TAXABLE    DEDUCTIBLE   DEDUCTIBLE   NON-DEDUCTIBLE
             INVESTMENT      IRA*         IRA**         IRA***
             -----------  -----------  -----------  ---------------
10 years -    $  24,799    $  31,291    $  28,944      $  26,597
 15%
 Federal
 tax
 bracket

10 years -    $  19,785    $  31,291    $  26,910      $  32,530
 28%
 Federal
 tax
 bracket

10 years -    $  18,702    $  31,291    $  26,441      $  21,591
 31%
 Federal
 tax
 bracket

10 years -    $  16,597    $  31,291    $  25,659      $  20,026
 36%
 Federal
 tax
 bracket

10 years -    $  15,744    $  31,291    $  25,095      $  18,900
 39.6%
 Federal
 tax
 bracket

20 years -    $  72,515    $  98,846    $  91,432      $  84,019
 15%
 Federal
 tax
 bracket

20 years -    $  54,236    $  98,846    $  85,007      $  71,169
 28%
 Federal
 tax
 bracket

20 years -    $  50,526    $  98,846    $  83,525      $  68,204
 31%
 Federal
 tax
 bracket

20 years -    $  44,722    $  98,846    $  81,054      $  63,261
 36%
 Federal
 tax
 bracket

                FULLY        FULLY      PARTIALLY
               TAXABLE    DEDUCTIBLE   DEDUCTIBLE   NON-DEDUCTIBLE
             INVESTMENT      IRA*         IRA**         IRA***
             -----------  -----------  -----------  ---------------
20 years -    $  40,820    $  98,846    $  79,274      $  59,703
 39.6%
 Federal
 tax
 bracket

------------------------
* This column assumes that the entire $2,000 contribution each year is tax deductible. Tax on income earned on the IRA is deferred.
** This column assumes that only $1,000 of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.
*** This column assumes that none of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.

The 15% Federal income tax rate applies to taxable income up to and including $39,000 for married couples filing jointly and $23,350 for unmarried individuals. The 28% Federal income tax rate applies to taxable income from $39,000 to $94,250 for married couples filing jointly and to taxable income from $23,350 to $56,550 for unmarried individuals. The 31% Federal income tax applies to taxable income from $94,250 to $143,600 for married couples filing jointly and to taxable income from $56,550 to $117,950 for unmarried individuals. The 36% Federal income tax rate applies to taxable income from $143,600 to $256,500 for married couples filing jointly and to taxable income from $117,950 to $256,500 for unmarried individuals. The 39.6% Federal income tax rate applies to taxable income above $256,500 for married couples filing jointly and to taxable income above $256,500 for unmarried individuals. (Although the above table reflects the nominal Federal tax rates, the effective Federal tax rates exceed those rates for certain taxpayers because of the phase-out of personal exemptions and the partial disallowance of itemized deductions for taxpayers above certain income levels.)

The table reflects only Federal income tax rates, and not any state or local income taxes.

-------------------------------------------

If you change your mind about opening your IRA, you generally have seven days after receipt of notification within which to cancel your account. To do this, you must send a written cancellation to Investors (at its mailing address listed on the cover page) within that seven day period. If you cancel within seven days, any amounts invested in a Portfolio will be returned to you, together with any sales charge. If your investment has declined, Investors will make up the difference so that you receive the full amount invested.

PENSION; PROFIT-SHARING; IRA; 403(B). Tax qualified retirement plans also are available, including pension and profit-sharing plans, IRA's, and Section 403(b) salary reduction arrangements. The Section 403(b) salary reduction arrangement is principally for employees of state and municipal school systems and employees of many types of tax-exempt or nonprofit organizations. Persons desiring information about such Plans, including their availability, should contact Investors. All the Retirement Plans summarized above involve a long-term commitment of assets and are subject to various legal requirements and restrictions. The legal and tax implications may vary according to the circumstances of the individual investor. Therefore, the investor is urged to consult with an attorney or tax adviser prior to establishing such a plan.

TAX-QUALIFIED PLAN CUSTODIANS AND TRUSTEES. Current fees: IRA and 403(b)--$10 annually; Keogh or small group corporate plan--$15 initial fee plus $30 annually (plus $5 annually per participant account and a per participant account termination fee of $25). First Trust National Association is the Custodian under the IRA and 403(b) plans. If a shareholder pays custodial fees by separate check, they will not be deducted from his or her account and will not constitute excess contributions. First Trust National Association also acts as Trustee under the Keogh and small group corporate plans. The bank reserves the right to change its fees on 30 days' prior written notice.

WITHHOLDING. Distributions from accounts for tax qualified plans are subject to tax withholding unless: (a) the payee elects to have no withholding and is permitted to do so under Federal law; or (b) payment is made to an exempt person (normally the plan trustee in his or her capacity as plan trustee). Any payee electing to have no withholding must do so in writing, and must do so at or before the time that payment is made. A payee is not permitted to elect no withholding if he or she is subject to mandatory backup withholding under Federal law for failure to provide his or her tax identification number or for failure to report all dividend or interest payments. Payees from 403(b) and corporate or Keogh accounts also are not permitted to elect out of withholding except as regards systematic partial withdrawals extending over 10 or more years.

For IRAs, the withholding amount is 10% of the amount withdrawn. For corporate, Keogh, and 403(b) plans, the withholding amount is as follows:

Total withdrawals  20% of the amount
or unscheduled     withdrawn;
partial
withdrawals or
systematic
partial with-
drawals for less
than a 10 year
period--

Other systematic   amount determined by
partial            wage withholding tables
withdrawals--      and your completed
                   withholding allowance
                   election (or if none, is
                   submitted based on the
                   presumption that you are
                   a married individual
                   claiming three withhold-
                   ing allowances (no
                   withholding if
                   withdrawals do not
                   exceed $10,600 per
                   year);

Withholding for non-resident aliens is subject to special rules. When payment is made to a plan trustee, Advisers assumes no responsibility for withholding. Subsequent payment by the trustee to other payees may require withholding. Such withholding is the responsibility of the plan trustee or of the plan administrator.

Any amounts withheld may be applied as a credit against Federal tax subsequently due.

GIFTS OR TRANSFERS TO MINOR CHILDREN

This gift or transfer is registered in the name of the custodian for a minor under the Uniform Gifts to Minors Act (in some states the Uniform Transfers to Minors Act). Dividends or capital gains distributions are taxed to the child, whose tax bracket is usually lower than the adult's. However, if the child is under 14 years old and his or her unearned income is more than $1,200 per year, then that portion of the child's income which exceeds $1,200 per year will be taxed to the child at the parents' top rate. Control of the shares passes to the child upon reaching a specified adult age (either 18 or 21 years in most states).

SYSTEMATIC INVESTMENT PLAN

The Fund provides a convenient, voluntary method of purchasing shares in a Portfolio through its "Systematic Investment Plan."

The principal purposes of the Plan are to encourage thrift by enabling you to make regular purchases in amounts less than normally required, and to employ the principle of dollar cost averaging, described below.

By acquiring Portfolio shares on a regular basis pursuant to a Systematic Investment Plan, or investing regularly on any other systematic plan, the investor takes advantage of the principle of dollar cost averaging. Under dollar cost averaging, if a constant amount is invested at regular intervals at varying price levels, the average cost of all the shares will be lower than the average of the price levels. This is because the same fixed number of dollars buys more shares when price levels are low and fewer shares when price levels are high. It is essential that the investor consider his or her financial ability to continue this investment program during times of market decline as well as market rise. The principle of dollar cost averaging will not protect against loss in a declining market, as a loss will result if the plan is discontinued when the market value is less than cost.

An investor has no obligation to invest regularly or to continue the Plan, which may be terminated by the investor at any time without penalty. Under the Plan, any distributions of income and realized capital gains will be reinvested in additional shares at net asset value unless a shareholder instructs Investors in writing to pay them in cash. Investors reserves the right to increase or decrease the amount required to open and continue a Plan, and to terminate any Plan after one year if the value of the amount invested is less than the amount indicated.

EXCHANGE PRIVILEGE

The amount to be exchanged must meet the minimum purchase amount of the fund being purchased.

Shareholders should consider the differing investment objectives and policies of these other Portfolios and funds prior to making such exchange.

For Federal tax purposes, except where the transferring shareholder is a tax qualified plan, a transfer between Portfolios or funds is a taxable event that probably will give rise to a capital gain or loss. Furthermore, if a shareholder carries out the exchange within 90 days of purchasing the shares in a Portfolio, the sales charge incurred on that purchase cannot be taken into account for determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other Portfolio or fund is reduced because of the exchange privilege. However, the amount of the sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

REINVESTED DIVIDEND/CAPITAL GAINS DISTRIBUTIONS BETWEEN FORTIS FUNDS

This privilege is based upon the fact that such orders are generally unsolicited and the resulting lack of sales effort and expense.

PURCHASES BY FORTIS, INC. (OR ITS SUBSIDIARIES) OR ASSOCIATED PERSONS

This privilege is based upon the relationship of such persons to Fortis Advantage and the resulting economies of sales effort and expense.

PURCHASES BY FORTIS ADVANTAGE DIRECTORS OR OFFICERS

This privilege is based upon their familiarity with Fortis Advantage and the resulting lack of sales effort and expense.

PURCHASES BY REPRESENTATIVES OR EMPLOYEES OF
BROKER-DEALERS

This privilege is based upon the presumed knowledge such persons have about Fortis Advantage as a result of their working for a company selling Fortis Advantage's shares and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN RETIREMENT PLANS

This privilege is based upon the familiarity of such investors with Fortis Advantage and the resulting lack of sales effort and expense.

PURCHASES BY REGISTERED INVESTMENT COMPANIES

This privilege is based upon the generally unsolicited nature of such purchases and the resulting lack of sales effort and expense.

PURCHASES WITH PROCEEDS FROM REDEMPTION OF UNRELATED MUTUAL FUND SHARES OR SURRENDER OF CERTAIN FIXED ANNUITY CONTRACTS

SHAREHOLDERS OF UNRELATED MUTUAL FUNDS WITH SALES LOADS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the familiarity of such shareholders with mutual funds as an investment concept, with resulting economies of sales effort and expense.

OWNERS OF A FIXED ANNUITY CONTRACT NOT DEEMED A SECURITY UNDER THE SECURITIES LAWS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY EMPLOYEES OF CERTAIN BANKS AND OTHER FINANCIAL SERVICES FIRMS

This privilege is based upon the familiarity of such investors with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY COMMERCIAL BANKS OFFERING SELF DIRECTED 401(K) PROGRAMS CONTAINING BOTH POOLED AND INDIVIDUAL INVESTMENT OPTIONS

This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY INVESTMENT ADVISERS, TRUST COMPANIES, AND BANK TRUST DEPARTMENTS EXERCISING DISCRETIONARY INVESTMENT AUTHORITY OR USING A MONEY MANAGEMENT MUTUAL FUND "WRAP" PROGRAM

This privilege is based upon the familiarity of such investors with Fortis Advantage and the resulting lack of sales effort and expense.

PURCHASES OF ASSET ALLOCATION PORTFOLIO BY MORISON DIRECTORS, OFFICERS AND EMPLOYEES

This privilege is based upon their familiarity with Fortis Advantage stemming from Fortis Advantage's acquisition of Morrison Asset Allocation Fund and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN GROUPS OR ENTITIES OF GOVERNMENT TOTAL RETURN PORTFOLIO

This privilege is based upon their familiarity with Fortis Advantage stemming from Fortis Advantage's acquisition of Olympus U.S. Government Plus Fund and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN TOTAL RETURN SERIES, EMERGING GROWTH SERIES, OR DIVERSIFIED INCOME SERIES (OF CARNEGIE-CAPPIELLO TRUST) OR GOVERNMENT SERIES (OF CARNEGIE GOVERNMENT SECURITIES TRUST) ACCOUNTS

This privilege is based upon their familiarity with the applicable Portfolio stemming from its acquisition of the applicable Series and resulting economies of sales effort and expense.

REDEMPTION

The obligation of Fortis Advantage to redeem its shares when called upon to do so by the shareholder is mandatory with certain exceptions. Fortis Advantage will pay in cash all redemption requests by a shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net asset value of Fortis Advantage at the beginning of such period. When redemption requests exceed such amount, however, Fortis Advantage reserves the right to make part or all of the payment in the form of readily marketable securities or other assets of Fortis Advantage. An example of when this might be done is in case of emergency, such as in those situations enumerated in the following paragraph, or at any time a cash distribution would impair the liquidity of Fortis Advantage to the detriment of the existing shareholders. Any securities being so distributed would be valued in the same manner as the Portfolios of Fortis Advantage are valued. If the recipient sold such securities, he or she probably would incur brokerage charges.

Redemption of shares, or payment, may be suspended at times (a) when the Exchange is closed for other than customary weekend or holiday closings, (b) when trading on said Exchange is restricted, (c) when an emergency exists, as a result of which disposal by Fortis Advantage of securities owned by it is not reasonably practicable, or it is not reasonably practicable for Fortis Advantage fairly to determine the value of its net assets, or during any other period when the Securities and Exchange Commission, by order, so permits provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend), on which Fortis Advantage will not redeem shares: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

There is no charge for redemption, nor does Fortis Advantage contemplate establishing a charge, although it has the right to do so. In the event a charge were established, it would apply only to persons who became shareholders after such charge was implemented and it would not, in any event, exceed 1% of the net asset value of the shares redeemed. Should further public sales ever be discontinued, Fortis Advantage may deduct a proportionate share of the cost of liquidating assets from the asset value of the shares being redeemed, in order to protect the equity of the other shareholders.

SYSTEMATIC WITHDRAWAL PLAN

An investor may open a "Systematic Withdrawal Plan" providing for withdrawals of $50 or more per quarter, semiannually, or annually if he or she has made a minimum investment in Fortis Advantage shares of $4,000 ($50 or more per month if at least $10,000 has been invested), or he or she acquired and deposited shares having either an original cost, or current value computed on the basis of the offering price, equal to the appropriate amount. The minimum amount which may be withdrawn of $50 per month is a minimum only, and should not be considered a recommendation.

These payments may constitute return of capital, and it should be understood that they do not represent a yield or return on investment and that they may deplete or eliminate the investment. The shareholder cannot be assured of receiving payment for any specific period because payments will terminate when all shares have been redeemed. The number of such payments will depend on the amount of each payment, the frequency of each payment, and the increase (or decrease) in value of the remaining shares.

Under this Plan, any distributions of income and realized capital gains are reinvested at net asset value. If a shareholder wishes to purchase additional shares of a Portfolio under this Plan, other than by reinvestment of distributions, it should be understood that he or she would be paying a sales commission on such purchases, while liquidations effected under the Plan would be at net asset value. Purchases of additional shares concurrent with withdrawals are ordinarily disadvantageous to the shareholder because of sales charges and tax liabilities. Additions to a shareholder account in which an election has been made to receive systematic withdrawals will be accepted only if each such addition is equal to at least one year's scheduled withdrawals or $1,200, whichever is greater. A shareholder may not have a "Systematic Withdrawal Plan" and a "Systematic Investment Plan" in effect simultaneously, as it is not, as explained above, advantageous to do so.

The Plan is voluntary, flexible, and under the shareholder's control and direction at all times, and does not limit or alter his or her right to redeem shares. The Plan may be terminated in writing at any time by either the shareholder or Fortis Advantage. The cost of operating the Plan is borne by Advisers. The redemption of Portfolio shares pursuant to the Plan is a taxable event to the shareholder.

REINVESTMENT PRIVILEGE

In order to allow investors who have redeemed Portfolio shares an opportunity to reinvest, without additional cost, a one time privilege is offered whereby an investor may reinvest in a Portfolio, or in any other fund underwritten by Investors and available to the public, without a sales charge. The reinvestment privilege must be exercised in an amount not exceeding the proceeds of redemption; must be exercised within 60 days of redemption; and only may be exercised once with respect to each Portfolio.

The purchase price for Portfolio shares will be based upon net asset value at the time of reinvestment, and may be more or less than the redemption value. Should an investor utilize the reinvestment privilege within 30 days following a redemption which resulted in a loss, all or a portion of that loss may not be currently deductible for federal income tax purposes. Exercising the reinvestment privilege would not alter any capital gains taxes payable on a realized gain. The sale charge incurred on a purchase after October 2, 1989 cannot be taken into account in determining a shareholder's gain or loss on the sale of the shares if the shareholder redeems the shares within 90 days of their purchase and subsequently utilizes the reinvestment privilege. However, the sales charge may be taken into account in determining gain or loss on the eventual sale or exchange of the later acquired shares.

TAXATION

Under the Internal Revenue Code of 1986, as amended (the "Code"), each Portfolio offered through Fortis Advantage is treated as a separate entity for Federal tax purposes. Therefore, each Portfolio is treated separately in determining whether it qualifies as a regulated investment company and for purposes of determining the net ordinary income (or loss), net realized capital gains (or losses), and distributions necessary to relieve each Portfolio of any Federal income tax liability.

Each Portfolio qualified in the fiscal year ended October 31, 1994, and intends to continue to qualify, as a regulated investment company under the Code. As long as each Portfolio so qualifies, it is not taxed on the income it distributes to its shareholders.

For individuals in taxable year 1995, long-term capital gains are subject to a maximum tax rate of 28% while ordinary income is subject to a maximum rate of 39.6% (for taxable income in excess of $256,500). (The maximum effective tax rate may be in excess of 39.6%, resulting from a combination of the nominal tax rate and a phase-out of personal exemptions and a partial disallowance of itemized deductions for individuals with taxable incomes above certain levels.)

Gain or loss realized upon the sale of shares in Fortis Advantage will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term capital gain or loss if the shares were held for more than one year.

Under the Code, each Portfolio is subject to a nondeductible excise tax for each calendar year equal to 4 percent of the excess, if any, of the amount required to be distributed over the amount distributed. However, the excise tax does not apply to any income on which Fortis Advantage pays income tax. In order to avoid the imposition of this excise tax, each Portfolio generally must declare dividends by the end of a calendar year representing 98 percent of the Portfolio's ordinary income for the calendar year and 98 percent of its capital gain net income (both long-term and short-term capital gains) for the twelve-month period ending October 31 of the calendar year.

The marked-to-market rules of the Code may require the Portfolios that invest in options and futures to recognize gains and losses on certain options and futures held by the Portfolios at the end of the fiscal year. Under the marked-to-market rules, 60% of any net capital gain or loss recognized is treated as long-term and 40% as short-term. In addition, the straddle rules of the Code would require deferral of certain losses realized on positions of a straddle to the extent that the Portfolio had unrealized gains in offsetting positions at year end.

If High Yield Portfolio, Asset Allocation Portfolio, or Government Total Return Portfolio invest in zero coupon obligations upon their issuance, such obligations will have original issue discount in the hands of the Portfolio. Generally, the original issue discount equals the difference between the "stated redemption price at maturity" of the obligation and its "issue price" as those terms are defined in the Code. The Portfolios are required to accrue as ordinary interest income a portion of such original issue discount even though they receive no cash currently as interest payment on the obligation. Similarly, in the case of PIK's, High Yield Portfolio is required to recognize interest income in the amount of the fair market value of the securities received as interest payments on the PIK's, even though it receives no cash.

Because High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio are each required to distribute substantially all of their net investment income (including accrued original issue discount and interest income attributable to PIK's) in order to be taxed as regulated investment companies, such Portfolios may be required to distribute an amount greater than the total cash income the Portfolio actually receives. Accordingly, in order to make the required distribution, such Portfolios may be required to borrow or to liquidate securities. The extent to which such Portfolios may liquidate securities at a gain may be limited by the requirement that generally less than 30% of such Portfolio's gross income (on an annual basis) consists of gains from the sale of securities held for less than three months.

Pursuant to a special provision in the Code, if Portfolio shares with respect to which a long-term capital gain distribution has been made are held for six months or less, any loss on the sale or other disposition of such shares will be a long-term capital loss to the extent of such long-term capital gain distribution, unless such sale or other disposition is pursuant to a Systematic Withdrawal Plan.

To the extent paid from "qualifying dividends" paid by a domestic corporation, distributions to corporate shareholders will qualify for the 70% dividends received deduction.

Under the Code, Fortis Advantage is required to withhold and remit to the U.S. Treasury 31% of dividend and capital gain income on the accounts of certain shareholders who fail to provide a correct tax identification number, fail to certify that they are not subject to backup withholding, or are subject to backup withholding for some other reason.

At October 31, 1994, Capital Appreciation Portfolio, High Yield Portfolio, and Government Total Return Portfolio had capital loss carryforwards of $426,791, $705,509, and $10,327,608, respectively, which, if not offset by subsequent capital gains, will expire in 1995 through 2002. It is unlikely the Board of Directors will authorize a distribution of any net realized gains until the available capital loss carryovers have been offset or expired.

The foregoing is a general discussion of the Federal income tax consequences of an investment in Fortis Advantage as of the date of this Statement of Additional Information. Distributions from net investment income and from net realized capital gains may also be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state, or local taxes.

UNDERWRITER

On December 8, 1994, the Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) last approved a new Underwriting Agreement with Investors dated November 14, 1994, which became effective November 14, 1994. This Underwriting Agreement may be terminated by Fortis Advantage or Investors at any time by the giving of 60 days' written notice, and terminates automatically in the event of its assignment. Unless sooner terminated, the Underwriting Agreement shall continue in effect for more than two years after its execution only so long as such continuance is also approved by the vote of a majority of the directors who are not parties to such Underwriting Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

The Underwriting Agreement requires Investors or Advisers to pay all promotional expenses in connection with the distribution of Fortis Advantage's shares, including paying for printing and distributing prospectuses and shareholder reports to new shareholders, and the costs of sales literature. See "Plan of Distribution," below, regarding fees paid to Investors to be used to compensate those who sell Fortis Advantage shares and to pay certain other expenses of selling Fortis Advantage shares.

In the Underwriting Agreement, Investors undertakes to indemnify Fortis Advantage against all costs of litigation and other legal proceedings, and against any liability incurred by or imposed upon Fortis Advantage in any way arising out of or in connection with the sale or distribution of Fortis Advantage's shares, except to the extent that such liability is the result of information which was obtainable by Investors only from persons affiliated with Fortis Advantage but not with Investors.

PLAN OF DISTRIBUTION

The policy of having each Portfolio compensate those who sell Portfolio shares has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940. Rule 12b-1(b) provides that any payments made by a Portfolio in connection with financing the distribution of its shares may only be made pursuant to a written plan describing all aspects of the proposed financing of distribution, and also requires that all agreements with any person relating to the implementation of the plan must be in writing. In addition, Rule 12b-1(b)(1) requires that such plan be approved by a majority of the Portfolio's outstanding shares, and Rule 12b-1(b)(2) requires that such plan, together with any related agreements, be approved by a vote of the Board of Directors who are not interested persons of the Portfolio and have no direct or indirect interest in the operation of the plan or in the agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreement. Rule 12b-1(b)(3) requires that the plan or agreement provide in substance:

         (i) That it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph (b)(2) of Rule 12b-1;

        (ii) That any person authorized to direct the disposition of monies paid or payable by the Portfolio pursuant to the plan or any related agreement shall provide to the Board of Directors, and the directors shall review, at least quarterly, a written report of the amounts so expended and the purpose for which such expenditures were made; and

        (iii) In the case of a plan, that it may be terminated at any time by vote of a majority of the members of the Board of Directors who are not interested persons of the Portfolio and have no direct or indirect financial interest in the operation of the plan, or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of the Portfolio.

Rule 12b-1(b)(4) requires that such plans may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2) of Rule 12b-1.

Rule 12b-1(c) provides that the Portfolio may rely on Rule 12b-1(b) only if the selection and nomination of the disinterested directors of Fortis Advantage are committed to the discretion of such disinterested directors. Rule 12b-1(e) provides that the Portfolio may implement or continue a plan pursuant to Rule 12b-1(b) only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law, and under Section 36(a) and (b) of the Investment Company Act of 1940, that there is a reasonable likelihood that the plan will benefit the Portfolio and its shareholders.

The Board of Directors last approved the plan on December 8, 1994.

PERFORMANCE

Performance data is only provided for Class A shares because no Class B, H, or C shares were outstanding during the periods indicated.

The "yield" refers to the income generated by an investment over a 30-day (or one month) period (which period will be stated in the advertisement). It is calculated by dividing the net investment income per share (as defined under Securities and Exchange Commission Rules) earned during the period by the maximum offering price per share on the last day of the period. The result is than "annualized" using a formula that provides for semiannual compounding of income. The High Yield Portfolio's and Government Total Return Portfolio's yields for the 30-day period ended October 31, 1994, were 13.26% and 6.78%, respectively.

While yield may be compared to that of "CDs" (insured, fixed rate certificates of deposit issued by financial institutions), the Portfolios' yield is not fixed and an investment in the Portfolios is not insured.

CAPITAL APPRECIATION PORTFOLIO

$1,000 SINGLE INVESTMENT

                                         CAPITAL APPRECIATION PORTFOLIO
                                     REINVESTED
                    VALUE OF           CAPITAL                                                             S&P 500
                 INITIAL $1,000         GAINS                               TOTAL                     TOTAL
  YEAR ENDED        INVEST-            DISTRI-         REINVESTED        CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
 DECEMBER 31,       MENT($)       +  BUTIONS($)    +  DIVIDENDS($)    =   VALUE($)      CHANGE      VALUE($)      CHANGE
      88*             1,050                0                 9              1,059            5.9%     1,168           16.8%
      89              1,448               72                16              1,536           45.0%     1,536           31.5%
      90              1,240               62                14              1,316          (14.3)%    1,487           (3.2)%
      91              2,063              103                23              2,189           66.3%     1,942           30.6%
      92              2,184              109                24              2,317            5.8%     2,090            7.6%
      93              2,355              303                26              2,684           15.8%     2,299           10.0%
      94              2,186              281                24              2,491           (7.2)%    2,328            1.3%
                                                                         Last 5
                                CUMULATIVE TOTAL RETURN                  years              54.9%   -- -- --          51.6%
                                                                         Life of
                                                                         Portfolio         149.1%   -- -- --         132.8%

                         DJIA
                   TOTAL
  YEAR ENDED    CUMULATIVE    % YEARLY
 DECEMBER 31,    VALUE($)      CHANGE
      88*          1,162           16.2%
      89           1,537           32.3%
      90           1,528           (0.6)%
      91           1,900           24.3%
      92           2,040            7.4%
      93           2,386           17.0%
      94           2,509            5.2%
                 -- -- --          63.3%
                 -- -- --         150.9%

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                                  LIFE OF
          MOST RECENT:               1 YEAR      2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS     PORTFOLIO
Capital Appreciation Portfolio        (11.35)%       1.33%        2.83%       15.98%        9.15%       14.44%       13.95%
S&P 500                                 1.25%        5.53%        6.24%       11.85%        8.67%       12.18%       12.85%
DJIA                                    5.12%       10.90%        9.70%       13.19%       10.30%       13.68%       14.06%

$2,000 ANNUAL INVESTMENTS

                                                     CAPITAL APPRECIATION PORTFOLIO
                                  VALUE OF        REINVESTED
                                   ANNUAL          CAPITAL                                                 S&P 500
                                   $2,000           GAINS                                    TOTAL          TOTAL        DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-          DISTRI-            REINVESTED           CUMULATIVE     CUMULATIVE     CUMULATIVE
DECEMBER 31,    INVESTMENT($)     MENTS($)    +   BUTIONS($)    +    DIVIDENDS($)     =     VALUE($)       VALUE($)       VALUE($)
      88*            2,000          2,101               0                 17                  2,118          2,336          2,324
      89             4,000          5,528             274                 40                  5,842          5,702          5,718
      90             6,000          6,368             235                 34                  6,637          7,457          7,676
      91             8,000         13,776             391                 57                 14,224         12,346         12,030
      92            10,000         16,608             414                 60                 17,082         15,446         15,062
      93            12,000         19,968           1,966                 65                 21,999         19,190         19,961
      94            14,000         20,307           1,825                 60                 22,192         21,454         23,086

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                                  LIFE OF
          MOST RECENT:               1 YEAR      2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS     PORTFOLIO
Capital Appreciation Portfolio        (11.35)%      (2.93)%       0.01%        7.51%        8.12%       10.40%       11.55%
S&P 500                                 1.25%        4.14%        5.23%        8.20%        8.38%        9.70%       10.70%
DJIA                                    5.12%        9.09%        9.42%       11.12%       10.81%       11.82%       12.54%

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each include reduction due to the maximum 4.5% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions (for the Standard & Poor's 500 Stock Index ("S&P 500") and Dow Jones Industrial Average ("DJIA") as well as the Portfolio). Both indices consist of unmanaged groups of common stocks. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $236 for capital gains distributions and $12 for income dividends, and the value of the shares as of December 31, 1994, would have been $2,186. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

* January 4, 1988 through December 31, 1988

HIGH YIELD PORTFOLIO

$1,000 SINGLE INVESTMENT

               VALUE OF        REINVESTED   HIGH YIELD PORTFOLIO
               INITIAL           CAPITAL
                $1,000            GAINS                                  TOTAL
 YEAR ENDED    INVEST-           DISTRI-           REINVESTED          CUMULATIVE    % YEARLY
DECEMBER 31,   MENT($)     +   BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     88*         934                0                 112                1,046           4.6%
     89          770                8                 213                  991          (5.3)%
     90          535                5                 265                  805         (18.8)%
     91          738                7                 514                1,259          56.4%
     92          765                8                 683                1,456          15.6%
     93          838                8                 926                1,772          21.7%
     94          728                7                 976                1,711          (3.4)%
                                                                      Last five
                              CUMULATIVE TOTAL RETURN                 years             65.0%
                                                                      Life of
                                                                      Portfolio         71.1%

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                             LIFE OF
       MOST RECENT:           1 YEAR      2 YEARS       3 YEARS      4 YEARS      5 YEARS      6 YEARS      PORTFOLIO
High Yield Portfolio            (7.83)%       5.96%         9.06%       19.35%       10.54%        7.72%         7.99%

$2,000 ANNUAL INVESTMENTS

                                         VALUE OF                     HIGH YIELD PORTFOLIO
                                          ANNUAL                  REINVESTED
                                          $2,000                 CAPITAL GAINS
   YEAR ENDED          CUMULATIVE         INVEST-                   DISTRI-                    REINVESTED
  DECEMBER 31,        INVESTMENT($)      MENTS($)        +        BUTIONS($)         +        DIVIDENDS($)         =
           88*              2,000            1,868                         0                          224
           89               4,000            3,114                        29                          646
           90               6,000            3,490                        20                        1,123
           91               8,000            7,454                        28                        2,756
           92              10,000            9,704                        29                        4,301
           93              12,000           12,730                        32                        6,660
           94              14,000           12,706                        28                        7,854

                        TOTAL
   YEAR ENDED        CUMULATIVE
  DECEMBER 31,        VALUE($)
           88*            2,092
           89             3,789
           90             4,633
           91            10,238
           92            14,034
           93            19,422
           94            20,588

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                             LIFE OF
       MOST RECENT:           1 YEAR      2 YEARS       3 YEARS       4 YEARS      5 YEARS      6 YEARS     PORTFOLIO
High Yield Portfolio            (7.83)%       1.48%         5.49%        12.14%       11.54%       10.33%        9.66%

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each include reduction due to the maximum 4.5% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $6 for capital gains distributions and $666 for income dividends, and the value of the shares as of December 31, 1994, would have been $728. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

* January 4, 1988 through December 31, 1988.

ASSET ALLOCATION PORTFOLIO

$1,000 SINGLE INVESTMENT

                    VALUE OF                                ASSET ALLOCATION PORTFOLIO
                     INITIAL                 REINVESTED
                     $1,000                 CAPITAL GAINS                                               TOTAL
   YEAR ENDED        INVEST-                   DISTRI-                   REINVESTED                  CUMULATIVE      % YEARLY
  DECEMBER 31,       MENT($)        +        BUTIONS($)         +       DIVIDENDS($)        =         VALUE($)        CHANGE
           88*            943                         0                          43                         986            (1.4)%
           89           1,117                         0                          93                       1,210            22.7%
           90           1,063                         0                         133                       1,196            (1.2)%
           91           1,326                         0                         221                       1,547            29.3%
           92           1,355                         0                         290                       1,645             6.3%
           93           1,400                        87                         344                       1,831            11.3%
           94           1,341                        94                         379                       1,814            (0.9)%
                                              CUMULATIVE TOTAL RETURN                              Last 5 Years           43.4 %
                                                                                                   Life of
                                                                                                   Portfolio              81.5 %

                             S&P 500                         DJIA
                        TOTAL                         TOTAL
   YEAR ENDED        CUMULATIVE      % YEARLY      CUMULATIVE      % YEARLY
  DECEMBER 31,        VALUE($)        CHANGE        VALUE($)        CHANGE
           88*            1,168           16.8%         1,162           16.2%
           89             1,536           31.5%         1,537           32.3%
           90             1,487           (3.2)%        1,528           (0.6)%
           91             1,942           30.6%         1,900           24.3%
           92             2,090            7.6%         2,040            7.4%
           93             2,299           10.0%         2,386           17.0%
           94             2,328            1.3%         2,509            5.2%
                      -- -- --            51.6 %    -- -- --            63.3 %
                      -- -- --           132.8 %    -- -- --           150.9 %

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                              LIFE OF
        MOST RECENT:             1 YEAR      2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS     PORTFOLIO
Asset Allocation Portfolio         (5.29)%       2.66%        3.86%        9.71%        7.47%        9.87%        8.90%
S&P 500                             1.25%        5.53%        6.24%       11.85%        8.67%       12.18%       12.85%
DJIA                                5.12%       10.90%        9.70%       13.19%       10.30%       13.68%       14.06%

$2,000 ANNUAL INVESTMENTS

                                         VALUE OF                  ASSET ALLOCATION PORTFOLIO
                                          ANNUAL                  REINVESTED
                                          $2,000                 CAPITAL GAINS
   YEAR ENDED          CUMULATIVE         INVEST-                   DISTRI-                    REINVESTED
  DECEMBER 31,        INVESTMENT($)      MENTS($)        +        BUTIONS($)         +        DIVIDENDS($)         =
           88*              2,000            1,885                         0                           86
           89               4,000            4,496                         0                          265
           90               6,000            6,099                         0                          502
           91               8,000            9,989                         0                        1,019
           92              10,000           12,156                         0                        1,575
           93              12,000           14,533                       823                        2,048
           94              14,000           15,758                       911                        2,486

                        TOTAL        S&P 500 TOTAL     DJIA TOTAL
   YEAR ENDED        CUMULATIVE       CUMULATIVE       CUMULATIVE
  DECEMBER 31,        VALUE($)         VALUE($)         VALUE($)
           88*            1,971            2,336            2,324
           89             4,761            5,702            5,718
           90             6,601            7,457            7,676
           91            11,008           12,346           12,030
           92            13,731           15,446           15,062
           93            17,404           19,190           19,961
           94            19,155           21,454           23,086

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                              LIFE OF
        MOST RECENT:             1 YEAR      2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS     PORTFOLIO
Asset Allocation Portfolio         (5.29)%       0.03%        1.99%        5.40%        6.16%        7.41%        7.85%
S&P 500                             1.25%        4.14%        5.23%        8.20%        8.38%        9.70%       10.70%
DJIA                                5.12%        9.09%        9.42%       11.12%       10.81%       11.82%       12.54%

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each include reduction due to the maximum 4.5% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions (for the Standard & Poor's 500 Stock Index ("S&P 500") and Dow Jones Industrial Average ("DJIA") as well as the Portfolio). Both indices consist of unmanaged groups of common stocks. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $77 for capital gains distributions and $298 for income dividends, and the value of the shares as of December 31, 1994, would have been $1,341. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

* January 4, 1988 through December 31, 1988.

GOVERNMENT TOTAL RETURN PORTFOLIO

$1,000 SINGLE INVESTMENT

                    VALUE OF                            GOVERNMENT TOTAL RETURN PORTFOLIO
                     INITIAL                REINVESTED
                     $1,000                CAPITAL GAINS                                              TOTAL
   YEAR ENDED        INVEST-                  DISTRI-                  REINVESTED                  CUMULATIVE       % YEARLY
  DECEMBER 31,       MENT($)        +       BUTIONS($)        +       DIVIDENDS($)        =         VALUE($)         CHANGE
           86*            974                        0                         46                       1,020             2.0%
           87             905                        0                        132                       1,037             1.7%
           88             873                        0                        221                       1,094             5.5%
           89             891                        0                        326                       1,217            11.2%
           90             907                        0                        450                       1,357            11.5%
           91             901                        0                        565                       1,466             8.0%
           92             870                        0                        667                       1,537             4.8%
           93             875                        0                        796                       1,671             8.7%
           94             747                        0                        795                       1,542            (7.7)%
                                             CUMULATIVE TOTAL RETURN                              Last 5 Yrs.           21.0  %
                                                                                                 Life of
                                                                                                 Portfolio              54.2  %

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

          MOST RECENT:               1 YEAR      2 YEARS      3 YEARS       4 YEARS       5 YEARS       6 YEARS       7 YEARS
Government Total Return Portfolio     (11.87)%      (2.11)%       0.14%         2.07%         3.88%         5.09%         5.13%

                                                   LIFE OF
          MOST RECENT:               8 YEARS      PORTFOLIO
Government Total Return Portfolio        4.70%         5.17%

$2,000 ANNUAL INVESTMENTS

                                         VALUE OF             GOVERNMENT TOTAL RETURN PORTFOLIO
                                          ANNUAL                 REINVESTED
                                          $2,000                CAPITAL GAINS
   YEAR ENDED          CUMULATIVE         INVEST-                  DISTRI-                   REINVESTED
  DECEMBER 31,        INVESTMENT($)      MENTS($)        +       BUTIONS($)        +        DIVIDENDS($)         =
           86*              2,000            1,947                        0                          92
           87               4,000            3,586                        0                         433
           88               6,000            5,299                        0                         949
           89               8,000            7,363                        0                       1,723
           90              10,000            9,436                        0                       2,817
           91              12,000           11,273                        0                       4,035
           92              14,000           12,724                        0                       5,321
           93              16,000           14,716                        0                       6,981
           94              18,000           14,206                        0                       7,579

                        TOTAL
   YEAR ENDED        CUMULATIVE
  DECEMBER 31,        VALUE($)
           86*            2,039
           87             4,019
           88             6,248
           89             9,086
           90            12,253
           91            15,308
           92            18,045
           93            21,697
           94            21,785

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

          MOST RECENT:               1 YEAR      2 YEARS      3 YEARS      4 YEARS      5 YEARS       6 YEARS       7 YEARS
Government Total Return Portfolio     (11.87)%      (5.45)%      (2.65)%      (0.72)%       0.91%         2.23%         3.04%

                                                   LIFE OF
          MOST RECENT:               8 YEARS      PORTFOLIO
Government Total Return Portfolio        3.46%         3.83%

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each include reduction due to the maximum 4.5% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $0 for capital gains distributions and $644 for income dividends, and the value of the shares as of December 31, 1994, would have been $747. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

* May 28, 1986 through December 31, 1986.

Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                        ERV-P
                       ------
   CTR  =              (  P  )      100

Where:     CTR        =          Cumulative total return
           ERV        =          ending redeemable value at the end of the period of a
                                 hypothetical $1,000 payment made at the beginning of such
                                 period; and
           P          =          initial payment of $1,000

This calculation assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Average annual total return figures are computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P(1+T)n  =  ERV

Where:     P          =          a hypothetical initial payment of $1,000
           T          =          average annual total return;
           n          =          number of years; and
           ERV        =          ending redeemable value at the end of the period of a
                                 hypothetical $1,000 payment made at the beginning of such
                                 period.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

The systematic investment plan average annual total return (for hypothetical investments of $2,000 at the beginning of each year) is computed by finding the average annual compounded rate of return over the periods indicated in the advertisement that would equate the periodic payment amount invested to the ending redeemable value according to the following formula:

                    (1+T)n - 1
 ERV = PMT (1+T)    ----------
                        T

Where:     ERV        =          ending redeemable value at the end of the period of
                                 hypothetical investments of $2,000 made at the beginning of each year;
           PMT        =          Periodic payment ($2,000);
           T          =          Average annual total return; and
           n          =          number of years.

This calculation deducts the applicable sales charge from each hypothetical $2,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Yield is computed by dividing the net investment income per share (as defined under Securities and Exchange Commission rules and regulations) earned during the computation period by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2         (a-b)              6
                  -----     + 1      - 1
                   cd

Where:     a          =          dividends and interest earned during the period;
           b          =          expenses accrued for the period (net of reimbursements);
           c          =          the average daily number of shares outstanding during the
                                 period that were entitled to receive dividends; and
           d          =          the maximum offering price per share on the last day of the period.

As noted in the Prospectus, Fortis Advantage may advertise its relative performance as compiled by outside organizations or refer to publications which have mentioned its performance.

Following is a list of ratings services which may be referred to, along with the category in which the applicable portfolio is included. Because some of these services do not take into account sales charges, their ratings may sometimes be different than had they done so:

                         CAPITAL APPRECIATION PORTFOLIO

               RATINGS SERVICE                              CATEGORY
---------------------------------------------  -----------------------------------
Lipper Analytical Services, Inc.               small company growth
Wiesenberger Investment Companies Services     small company growth
Morningstar Publications, Inc.                 small company growth
Johnson's Charts                               long term growth
CDA Technologies, Inc.                         growth

                              HIGH YIELD PORTFOLIO

               RATINGS SERVICE                              CATEGORY
---------------------------------------------  -----------------------------------
Lipper Analytical Services, Inc.               fixed income
Wiesenberger Investment Companies Services     high yield bond
Morningstar Publications, Inc.                 corporate bond-high quality
Johnson's Charts                               high yield corporate bond
CDA Technologies, Inc.                         fixed income-primarily high yield

                           ASSET ALLOCATION PORTFOLIO

               RATINGS SERVICE                              CATEGORY
---------------------------------------------  -----------------------------------
Lipper Analytical Services, Inc.               flexible portfolio
Wiesenberger Investment Companies Services     flexible portfolio
Morningstar Publications, Inc.                 asset allocation
Johnson's Charts                               total return
CDA Technologies, Inc.                         balanced

                       GOVERNMENT TOTAL RETURN PORTFOLIO

               RATINGS SERVICE                              CATEGORY
---------------------------------------------  -----------------------------------
Lipper Analytical Services, Inc.               fixed income
Wiesenberger Investment Companies Services     U.S. Government Securities
Morningstar Publications, Inc.                 general government
Johnson's Charts                               government securities
CDA Technologies, Inc.                         bond and preferred

Following is a list of the publications whose articles may be referred to:

AMERICAN BANKER (The)
AP-DOW Jones News Service
ASSOCIATED PRESS (The)
BARRON'S
BETTER INVESTING
BOARDROOM REPORTS
BOND BUYER & CREDIT MARKETS (The)
BOND BUYER (The)
BONDWEEK
BUSINESS MONTH
BUSINESS WEEK
CABLE NEWS NETWORK
CASHFLOW MAGAZINE
CFO
CHICAGO TRIBUNE (The)
CHRISTIAN SCIENCE MONITOR
CITY BUSINESS/CORPORATE REPORT
CITYBUSINESS PUBLICATIONS
COMMERCIAL & FINANCIAL CHRONICLE
CONSUMER GUIDE
CORPORATE FINANCE
DALLAS MORNING NEWS
DOLLARS & SENSE
DOW-JONES NEWS SERVICE
ECONOMIST (The)
EQUITY INTERNATIONAL
EUROMONEY
FINANCIAL EXECUTIVE
FINANCIAL PLANNING
FINANCIAL SERVICES WEEK
FINANCIAL TIMES
FINANCIAL WORLD

FORBES
FORTUNE
FUTURES
GLOBAL FINANCE
GLOBAL INVESTOR
INDUSTRY WEEK
INSTITUTIONAL INVESTOR
INTERNATIONAL HERALD TRIBUNE
INVESTMENT DEALER'S DIGEST
INVESTOR'S BUSINESS DAILY
KIPLINGER PERSONAL FINANCE
KIPLINGER CALIF. LETTER (The)
KIPLINGER FLORIDA LETTER
KIPLINGER TEXAS LETTER
KIPLINGER WASHINGTON LETTER (The)
KNIGHT/RIDDER FINANCIAL
LA TIMES
LIPPER ANALYTICAL SERVICES
MARKET CHRONICLE
MINNEAPOLIS STAR TRIBUNE
MONEY
MONEY MANAGEMENT LETTER
MOODY'S INVESTORS SERVICE, INC.
NATIONAL THRIFT NEWS
NATIONAL UNDERWRITER
NELSON'S RESEARCH MONTHLY
NEW YORK DAILY NEWS
NEW YORK NEWSDAY
NEW YORK TIMES (The)
NEWSWEEK
NIGHTLY BUSINESS REPORT (The)
PENSION WORLD
PENSIONS & INVESTMENT AGE
PERSONAL INVESTOR
PORTFOLIO LETTER
REGISTERED REPRESENTATIVE
RUETERS
SECURITIES PRODUCT NEWS
SECURITIES WEEK
SECURITY TRADERS HANDBOOK
SAINT PAUL PIONEER PRESS
STANDARD & POOR'S CORPORATION
STANGER'S INVESTMENT ADVISOR
STANGER'S SELLING MUTUAL FUNDS
STOCK MARKET MAGAZINE (The)
TIME
TRUSTS & ESTATES
U.S. NEWS & WORLD REPORT
UNITED PRESS INTERNATIONAL
USA TODAY
WALL STREET JOURNAL (The)
WASHINGTON POST (The)
FORTIS BENEFITS INSURANCE COMPANY
WOODBURY BULLETIN
WIESENBERGER INVESTMENT COMPANIES
 SERVICES

                             FORTIS CLASS SHARES

                     A SELECT MUTUAL FUND PRICING PROGRAM


                              A TOUCH OF CLASS



                                 FORTIS LOGO


With Fortis funds, you have the flexibility to choose not only the most appropriate investment, but the purchasing plan that is best for you.

Each class of shares represent an interest in the same investment portfolio, the same fund philosophy and the same professional management.

There are several things to consider as you make your investment decision:

   - The amount of your investment

   - The length of time you intend to hold your investment

   - Your current financial needs

   - The expenses of each class of shares

We recommend that you consult with your financial advisor to help you determine the class of shares that will best meet your financial needs and goals.


For more complete information, including charges and expenses, obtain a current fund prospectus. Read it carefully before you invest.


FORTIS... A WORLD CLASS ACT

A classic investment company, Fortis Financial Group (FFG) has established a nationwide reputation for money management through its fund manager, Fortis Advisers, Inc. FFG's principal underwriter, Fortis Investors, Inc., offers mutual funds, annuities and variable universal life insurance. Individual life and disability insurance products are issued by Time Insurance Company and Fortis Benefits Insurance Company.

With more than $3 billion in assets under management, FFG is part of a $100 billion worldwide financial services and insurance organization represented in 14 countries.

Like the Fortis name, which comes from the Latin for steadfast, our focus is on the long term in all we do: the relationships we build, the performance we seek, the service we provide and the products we offer.


Fund shares are not insured by the FDIC, Federal Reserve Board, or any other agency. The Funds are not an obligation of, nor guaranteed by any bank or financial institution, and involve investment risks, including possible loss of principal.

FORTIS-Registered Trademark-

FORTIS FINANCIAL GROUP

FORTIS ADVISERS, INC. (FUND MANAGEMENT SINCE 1949)

FORTIS INVESTORS, INC. (PRINCIPAL UNDERWRITER; MEMBER SIPC)

FORTIS BENEFITS INSURANCE COMPANY & TIME INSURANCE COMPANY
(ISSUERS OF FFG'S INSURANCE PRODUCTS)

P.O. BOX 64284 - ST. PAUL, MN 55164 - (800)-800-2638

97763 (10/94)

CLASS A SHARES

UPFRONT SALES CHARGE

Class A Shares: traditional mutual fund pricing. You pay a one-time, initial sales charge.

INITIAL SALES CHARGE                          UP TO 4.75%

CONTINGENT DEFERRED SALES CHARGE (CDSC)       NONE*

MAXIMUM INVESTMENT                            NO LIMIT


CLASS B AND H SHARES

BACK-END SALES CHARGE

Class B and H Shares: put all of your investment to work right away. There is no initial sales charge.

FFG's Class B and H Shares assess a declining, contingent deferred sales charge (CDSC) if you redeem your shares in the first six years. However, with Fortis' liberal liquidity feature, up to 10 percent of your purchase amount annually, PLUS all appreciation AND distributions of dividends and capital gains, may be withdrawn at no cost.

INITIAL SALES CHARGE                          NONE

CONTINGENT DEFERRED SALES CHARGE (CDSC)       4-4-3-3-2-1%

AUTOMATIC CONVERSION TO CLASS A SHARES        End of year 8

MAXIMUM INVESTMENT                            $500,000


CLASS C SHARES

LEVEL SALES CHARGE

Class C Shares: a level-load or pay-as-you-go plan. There is no initial sales charge. You pay a contingent deferred sales charge of 1 percent only if you redeem shares within one year.

INITIAL SALES CHARGE                          NONE

CONTINGENT DEFERRED SALES CHARGE (CDSC)       1% in first year

MAXIMUM INVESTMENT                            $1,000,000


*Purchases over $1 million have no sales charge, but are subject to a 1% CDSC for two years.

12b-1 fees: Class A-.20 to .45%, Class B, H, C-1.00%, Class E (closed to new investors)-0%.

FORTIS FAMILY OF MUTUAL FUNDS

Solid answers for a changing world

[PHOTOS]

FORTIS LOGOS

                           FORTIS FINANCIAL GROUP

[PHOTO]   FIXED INCOME FUNDS

[PHOTO]   FORTIS MONEY FUND                                          Page 1

[PHOTO]   FORTIS U.S. GOVERNMENT SECURITIES FUND                     Page 2

[PHOTO]   FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO         Page 2

[PHOTO]   FORTIS TAX-FREE PORTFOLIOS
          (National, Minnesota, New York)                            Page 3

[PHOTO]   FORTIS ADVANTAGE HIGH YIELD PORTFOLIO                      Page 3

[PHOTO]   GROWTH FUNDS

[PHOTO]   FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO                Page 6

[PHOTO]   FORTIS CAPITAL FUND                                        Page 6

[PHOTO]   FORTIS FIDUCIARY FUND                                      Page 6

[PHOTO]   FORTIS GROWTH FUND                                         Page 7

[PHOTO]   FORTIS GLOBAL GROWTH FUND                                  Page 7

[PHOTO]   FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO            Page 7

Shares in these funds are not deposits or obligations of, or guaranteed or endorsed by, any bank; are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency; and involve investment risks, including the possible loss of principal.

                                MUTUAL FUNDS

WELCOME TO MUTUAL FUND INVESTING

     Investing wisely can help you get where you want to go financially. But in today's complex world, making the right investment decision is a challenging task. After considering the alternatives, people often choose mutual funds because of the many features and benefits. In fact, one out of every four American households uses mutual funds as the foundation of their investment program.

     A mutual fund is an investment company that pools the money of many investors who share common financial goals. Rather than trade stocks and bonds individually, mutual funds offer a simpler, more convenient, less expensive and less time-consuming method of investing in a broader range of securities. Eight key features typically describe mutual funds: liquidity, diversification, choice, professional management, flexibility, regulation, accessibility and growth potential.*

     When considering mutual funds, investors should select funds that have investment objectives that closely mirror their own. Then, as personal circumstances change over the years, shareholders should tailor their portfolios to match their evolving financial needs and goals.

     For more than four decades, Fortis Financial Group has dedicated itself to providing high quality mutual funds, investment products and services. We're proud of our established reputation for money management and our innovative solutions that help people meet their financial challenges.

     The Fortis mutual funds introduced in this brochure encompass a range of investment goals and objectives. We also detail our investment philosophy and the wide array of supporting services and strategies we offer. At Fortis, it is our goal to provide shareholders with the solid answers they deserve in a changing world.


* As condensed from "What Is A Mutual Fund," Investment Company Institute.


FORTIS MONEY FUND

     Seeks current income to maintain a stable net asset value of $1.00 per share. Invests in high quality, short-term money market securities (less than 120 days). This feature helps make money funds one of the safest investments available.

     - Instant liquidity through check-writing privileges.

     - Low $100 check minimum.

     - Free checks.

MONEY FUND TOP 5 SHORT-TERM NOTES AS OF 12/93
----------------------------------------------------------------------
K-Mart                                                 4.91%      A1
American Express                                       4.91%      A1
Prudential                                             4.76%      A1+
Ford Motor Co.                                         4.65%      A1
Comm. Credit                                           4.65%      A1
----------------------------------------------------------------------

An investment in a money market fund is neither insured nor guaranteed by the U.S. Government. While a stable net asset value is a goal of the fund, it is not a guarantee.

[PHOTO]
                                      72

                           FORTIS FINANCIAL GROUP

FORTIS U.S. GOVERNMENT SECURITIES FUND

     Seeks to provide a high level of current income and to minimize price fluctuations. Invests in debt securities backed by the full faith and credit of the United States Government and/or its agencies. Because of its conservative duration (3 to 5 years), it offers the opportunity to perform competitively in a variety of interest rate environments.

     - Offers relative price stability with 14 consecutive years of positive annual returns.

     - "Plain vanilla" -- no options or exotic hedging strategies.


U.S. GOVERNMENT SECURITIES FUND TOP CATEGORIES AS OF 12/93
----------------------------------------------------------------------
U.S. Treasuries                                       40.51%
FNMA                                                  37.74%
GNMA                                                  19.79%
----------------------------------------------------------------------

Fund shares are not guaranteed by the U.S. Government, or any of its agencies, and past performance is not a guarantee of future results.

[PHOTO]


FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO

     Seeks to provide a high level of current income and to minimize price fluctuations. Invests at least 80% of the portfolio in debt securities backed by the full faith and credit of the United States Government and/or its agencies and up to 20% in other securities, such as high quality corporate bonds. This fund offers the opportunity to perform competitively in a variety of interest rate environments because of its conservative duration (4 to 6 years).

     - Offers relative price stability with positive returns every year since its 1986 inception.

     - Flexibility to invest up to 20% in high quality corporate bonds.


GOVERNMENT TOTAL RETURN PORTFOLIO CATEGORIES AS OF 12/93
----------------------------------------------------------------------
U.S. Treasuries                                       34.83%
FNMA                                                  30.35%
FHLMC                                                 19.07%
Corp. Bonds                                            5.52%
----------------------------------------------------------------------

Fund shares are not guaranteed by the U.S. Government, or any of its agencies, and past performance is not a guarantee of future results.

                                MUTUAL FUNDS

FORTIS TAX-FREE PORTFOLIOS

     Seek a high level of current income free from federal tax while preserving principal. Income earned from bonds held in the Minnesota or New York Portfolios are double tax exempt for residents of those states. New York City residents realize triple tax-free income.

     - Seek high yield -- no options or futures.

     - Emphasize relative safety through high quality bonds:

         - National A+

         - Minnesota A+

         - New York AA-


TAX-FREE PORTFOLIOS TOP 5 INDUSTRIES AS OF 12/93

NATIONAL
----------------------------------------
Utilities: electric               24.29%
General obligations               23.95%
Healthcare                        21.41%
Transportation                     9.30%
Utilities: water/sewer             6.48%

MINNESOTA
----------------------------------------
Healthcare                        24.50%
Utilities: electric               20.31%
Housing                           18.16%
General obligations               13.52%
Education                          7.76%

NEW YORK
----------------------------------------
Housing                           20.83%
Education                         17.56%
Transportation                    16.43%
Healthcare                        14.00%
General obligations               10.75%
----------------------------------------

A portion of the income may be subject to federal and state income taxes, and, if applicable, to the Alternative Minimum Tax.

[PHOTO]


FORTIS ADVANTAGE HIGH YIELD PORTFOLIO

     Seeks maximum current income. Invests at least 80% of its portfolio in high yield corporate bonds. High yield securities, such as medium, lower or non-rated corporate bonds, are issued by a variety of American companies to fund corporate expansion and modernization.

     - Hallmark of the portfolio is its high degree of diversification.

HIGH YIELD PORTFOLIO TOP 5 BOND HOLDINGS AS OF 12/93
----------------------------------------------------------------------
Synthetic Industry                                    2.01%
GU Company                                            1.92%
Drypers Corp.                                         1.91%
Flagstar                                              1.75%
Computervision Corp.                                  1.68%
----------------------------------------------------------------------

[PHOTO]

                           FORTIS FINANCIAL GROUP

THE FORTIS FAMILY OF FUNDS AT A GLANCE
Total return performance based on maximum sales charge and
reinvestment of dividends and capital:   December 31, 1993

                                     FIXED INCOME FUNDS
                                                U.S. GOVERNMENT   GOVERNMENT       TAX-FREE        TAX-FREE      TAX-FREE
                                    MONEY(1)    SECURITIES(2)     TOTAL RETURN(3)  NATIONAL(4)(5)  MINNESOTA(4)  NEW YORK(4)
                                   ------------------------------------------------------------------------------------------
   1-yr avg annual rate of return    2.29%       3.43%             3.84%            7.25%           6.51%         5.82%
-----------------------------------------------------------------------------------------------------------------------------
   5-yr avg annual rate of return    5.42%       9.09%             7.86%            8.65%           8.04%         8.46%
-----------------------------------------------------------------------------------------------------------------------------
  10-yr avg annual rate of return    6.39%       9.90%             N/A              N/A             N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
  Incep avg ann'l rate of return     8.21%       8.70%             7.01%            8.00%           7.28%         8.83%
-----------------------------------------------------------------------------------------------------------------------------
  Fund inception date                11/79       3/73              5/86             6/86            6/86          11/87
-----------------------------------------------------------------------------------------------------------------------------
  Min initial investment             $500        $500              $500             $500            $500          $500
-----------------------------------------------------------------------------------------------------------------------------
  Min additional investment          $ 50        $ 50              $ 50             $ 50            $ 50          $ 50
-----------------------------------------------------------------------------------------------------------------------------
  Div/Cap gains declared             Daily       Daily             Daily            Daily           Daily         Daily
-----------------------------------------------------------------------------------------------------------------------------
  Div/Cap gains distributed          Month-end   Month-end         Month-end        Month-end       Month-end     Month-end
-----------------------------------------------------------------------------------------------------------------------------
  1993 dividends paid                $.02        $.76              $.71             $.61            $.59          $.63
-----------------------------------------------------------------------------------------------------------------------------
  1993 capital gains paid            --          $.03              --               $.04            --            $.16
-----------------------------------------------------------------------------------------------------------------------------
  NASDAQ symbol                      FORXX       FIUGX             FAGTX            FTNLX           FTMNX         FTNYX
-----------------------------------------------------------------------------------------------------------------------------
  Fund abbreviation                  MON         USG               ATR              TNA             TMN           TNY
-----------------------------------------------------------------------------------------------------------------------------

FORTIS FIXED INCOME INVESTMENT PHILOSOPHY

     The Fortis fixed income money management team strives to consistently provide investors with principal stability and attractive total return. By applying a "top-down" investment philosophy, they look first at worldwide conditions, then at the U.S. economy and inflation rates before they ultimately formulate an outlook for interest rates.

     The management team also assesses the relative value of securities (i.e., government-backed bonds and Treasury bonds), liquidity and duration. When interest rates are expected to rise, duration is shortened; and when rates are expected to decrease, duration is lengthened.

     When managing the High Yield Portfolio, the investment philosophy varies slightly. While the fund's performance is tied to economic conditions and interest rates moves, another critical factor that must be considered is the credit quality of the securities.

FORTIS GROWTH INVESTMENT PHILOSOPHY

     The Fortis equity management team uses a "bottom-up" investment style. In using this approach, a stock selection is driven primarily by the merits of the company itself; other considerations may include general economic and market trends.

     The portfolio managers evaluate companies within viable business sectors that produce cost-efficient goods and services. Targeted companies also foster an entrepreneurial management with high levels of inside ownership. These

                                MUTUAL FUNDS

                GROWTH FUNDS
                                                                                           CAPITAL
  HIGH YIELD    ASSET ALLOCATION    CAPITAL      FIDUCIARY    GROWTH      GLOBAL GROWTH    APPRECIATION
---------------------------------------------------------------------------------------------------------
  16.33%        6.27%               -2.09%       -2.07%       5.13%       13.84%           10.62%
---------------------------------------------------------------------------------------------------------
  10.11%        12.14%              14.31%       14.80%       18.92%      N/A              19.33%
---------------------------------------------------------------------------------------------------------
  N/A           N/A                 12.59%       13.41%       14.35%      N/A              N/A
---------------------------------------------------------------------------------------------------------
  10.01%        10.60%              11.44%       16.11%       14.18%      14.41%           17.89%
---------------------------------------------------------------------------------------------------------
  1/88          1/88                6/49         1/82         4/63        7/91             1/88
---------------------------------------------------------------------------------------------------------
  $500          $500                $500         $500         $500        $500             $500
---------------------------------------------------------------------------------------------------------
  $ 50          $ 50                $ 50         $ 50         $ 50        $ 50             $ 50
---------------------------------------------------------------------------------------------------------
  Daily         Quarterly           Quarterly    Annually     Annually    Annually         Annually
---------------------------------------------------------------------------------------------------------
  Month-end     Mid-month           Mid-month    Year-end     Year-end    Year-end         Year-end
---------------------------------------------------------------------------------------------------------
  $.90          $.38                $.15         --           --          --               --
---------------------------------------------------------------------------------------------------------
  --            $.72                $1.44        $2.69        $1.86       --               $1.76
---------------------------------------------------------------------------------------------------------
  FOHYX         FAAAX               FECLX        FFDFX        FGRWX       FWGGX            FACAX
---------------------------------------------------------------------------------------------------------
  AHY           AAA                 CAP          FID          GRO         GLO              ACA
---------------------------------------------------------------------------------------------------------

companies are striving to become market leaders.

     Fortis differentiates itself from other growth managers by requiring high rates of growth in revenues, as well as earnings. When analyzing companies, the management team looks first at revenue growth, typically seeking companies with five-year growth rates in the 15% to 25% range. This approach is based on the belief that sustained growth can only come from an ability to increase revenues during all kinds of economic conditions. In addition, the portfolio managers seek companies with above-average returns on equity and invested capital, healthy balance sheets and the potential for strong market share. Finally, the Fortis managers invest for the long-term, as witnessed by the relatively low turnover rates experienced in the portfolios during the last several years.


Returns shown above represent past performance, are not an indication of future results and reflect the maximum sales charge, where applicable. Capital gain distributions and income dividends are reinvested. Naturally, investment return and share value will fluctuate so that shares, when redeemed, may be worth more or less than the original cost.

(1) An investment in a money market fund is neither insured nor guaranteed by the U.S. Government. There is no assurance the fund will maintain a stable per share net asset value.

(2) Until May 1, 1985, the fund's investment objectives included capital appreciation through investing in equity securities as a secondary objective. While the portfolio itself is not guaranteed, it invests in securities that are guaranteed by the U.S. Government, based on the timely payment of principal and interest of those securities.

(3) Prior to April 29, 1991, this portfolio was the Olympus Government Plus Fund managed by a different investment advisor and subject to different fees and expenses.

(4) Tax-Free Portfolios: a portion of income may be subject to federal and state income taxes, and, if applicable, to the Alternative Minimum Tax.

(5) Prior to June 3, 1991, this portfolio was the Pathfinder Heritage Tax-Free Income Fund managed by a different investment advisor and subject to different fees and expenses.

For more complete information, including charges and expenses, obtain a prospectus from Fortis Investors, Inc., P.O. Box 64284, St. Paul, MN 55164. Read it carefully before you invest.

                           FORTIS FINANCIAL GROUP

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO

     Seeks maximum total return. Considers current market and economic conditions and may diversify across three distinct categories: stocks, bonds and money markets.

     - Managers allocate assets according to current market conditions.

     - 10.60% average annual rate of return* since inception (1/88).


ASSET ALLOCATION PORTFOLIO TOP HOLDINGS AS OF 12/93
----------------------------------------------------------------------
STOCKS:                                                 56%
  Franklin Resources Inc.                              3.48%
  Oracle Systems Corp.                                 2.34%
  Microsoft Corp.                                      2.29%
  General Instrument Corp.                             1.71%
  Silicon Graphics Inc.                                1.61%

BONDS:                                                  42%
  U.S. Treasury 2000                                   4.22%
  U.S. Treasury 2001                                   3.53%
  GNMA                                                 2.76%
  Kidder Peabody Corp.                                 2.24%
  U.S. Treasury 2021                                   2.16%

SHORT-TERM/CASH:                                         2%
  First Bank TDOA                                        1%
  Cash                                                   1%
----------------------------------------------------------------------

[PHOTO]


FORTIS CAPITAL FUND

     Seeks long-term growth and income. Invests in the stocks of larger companies with established track records. Focuses primarily on blue chip companies valued in the $1 billion or greater range.

     - Paid consecutive quarterly dividends since its inception in 1949.

     - 11.44% average annual rate of return* since inception (6/49).

CAPITAL FUND TOP 5 HOLDINGS AS OF 12/93
----------------------------------------------------------------------
Oracle Systems Corp.                                  5.12%
Motorola Inc.                                         3.75%
Silicon Graphics Inc.                                 3.57%
LDDS Communications                                   3.24%
Mattel, Inc.                                          3.18%
----------------------------------------------------------------------

[PHOTO]


FORTIS FIDUCIARY FUND

     Seeks long-term capital appreciation. Invests the greater portion of its portfolio in the stocks of medium to larger growth companies, generally considered to be industry leaders. The remaining portion invests in mid-size companies with the potential to become tomorrow's blue chip companies.

     - Diversification through a mix of medium to large growth companies.

     - 16.11% average annual rate of return* since inception (1/82).

FIDUCIARY FUND TOP 5 HOLDINGS AS OF 12/93
----------------------------------------------------------------------
Oracle Systems Corp.                                  4.36%
Motorola Inc.                                         3.13%
Fed Nat'l Mtg. Assoc.                                 3.05%
Silicon Graphics Inc.                                 3.00%
Mattel Inc.                                           2.88%
----------------------------------------------------------------------

[PHOTO]


* Average annual rates of return as of 12/31/93 compounded annually since fund inception at maximum sales charge. See page 5 for full details on fund performance.

                                MUTUAL FUNDS

FORTIS GROWTH FUND

     Seeks capital appreciation and focuses on the stocks of dynamic American companies with solid earnings records. Tends to invest in growth companies valued in the $300 to $750 million range.

     - 67 stocks in 17 industries represented in portfolio as of 12/31/93.

     - 14.18% average annual rate of return* since inception (4/63).

GROWTH FUND TOP 5 HOLDINGS AS OF 12/93
----------------------------------------------------------------------
Oracle Systems Corp.                                  4.30%
International Game Tech.                              3.08%
Newbridge Networks Corp.                              3.05%
CISCO Systems Inc.                                    2.95%
3Com Corp.                                            2.72%
----------------------------------------------------------------------

[PHOTO]


FORTIS GLOBAL GROWTH FUND

     Seeks capital appreciation worldwide without geographic requirements. Invests in the growth stocks of niche companies with healthy balance sheets and a strong market franchise. This "growth" approach to global investing differentiates the fund from other global funds, which generally are managed with a "value" philosophy.

     - At least 65% invested in high quality common stocks worldwide.

     - 14.41% average annual rate of return* since inception (7/91).

GLOBAL GROWTH FUND TOP 5 COUNTRIES AS OF 12/93
----------------------------------------------------------------------
United States                                         42.82%
Mexico                                                 6.49%
United Kingdom                                         4.37%
France                                                 4.19%
Canada                                                 4.12%
----------------------------------------------------------------------

Currency fluctuations caused by political and economic factors mean that international investing poses greater risk, as well as potential rewards, when compared to similar U.S. investments.

[PHOTO]


FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO

     Seeks maximum capital appreciation. Invests in the stocks of small, promising growth companies, also known as "small cap stocks." The nature of these young companies allows faster growth than their larger, more established counterparts.

     - Growth opportunity through America's entrepreneurs.

     - 17.89% average annual rate of return* since inception (1/88).

CAPITAL APPRECIATION PORTFOLIO TOP 5 HOLDINGS AS OF 12/93
----------------------------------------------------------------------
Newbridge Networks Corp.                              4.28%
Lonestar Steakhouse                                   3.80%
Nature's Bounty Inc.                                  3.18%
Sybase Inc.                                           3.04%
Wellfleet Communication                               2.52%
----------------------------------------------------------------------

*Average annual rates of return as of 12/31/93 compounded annually since fund inception at maximum sales charge. See page 5 for full details on fund performance.

[PHOTO]

                           FORTIS FINANCIAL GROUP

WE'RE DEDICATED TO SERVICE

     At Fortis, our dedication to service is supported by the fact that for the third year in a row, we've received the #1 service award from
Dalbar Publications, an independent
research firm. We're proud that all                     [GRAPHIC]
of our shareholder services and sales
support employees (as well as many others!) are registered with the National Association of Securities Dealers so that we may answer your questions quickly and correctly. To further illustrate our commitment to service, we tie our employees' annual reviews, salary increases and any bonuses to the level of service each employee provides.

     It is our corporate goal to help shareholders and their investment representatives succeed by providing professional money management, innovative financial products and the investment services to support those products.

Classic investment strategies

PRIVILEGED ACCOUNT SERVICE

     Fortis offers you the opportunity to buy low and sell high and limit market exposure with its Privileged Account Service (PAS). With PAS, Fortis automatically rebalances your investment -- at no cost -- in up to five Fortis portfolios on a quarterly, semi-annual or annual basis. (Available on accounts of $10,000 and above.) This strategy is particularly suited for tax-deferred accounts.

MAXIMIZE DIVIDENDS

     A convenient way to balance risk and reward and try to outpace inflation is to dollar cost average into the equity market. Simply reinvest dividends or earnings automatically from a Fortis fixed income portfolio into a Fortis equity portfolio. This strategy offers less volatility than investing in equities alone, yet provides greater opportunity for higher returns than by investing only in fixed income securities.

MUTUAL FUND BENEFICIARIES

     Fortis makes it easy for you to pass mutual fund assets to loved ones through its transfer on death designation. This service provides cost savings, immediate transfers, privacy and control.

ASSET ALLOCATION

     Harry Markowitz, Merton Miller and William Sharpe won the 1990 Nobel Peace Prize in the Economic Sciences for their research of modern portfolio theory. They learned that asset allocation is the SINGLE MOST IMPORTANT FACTOR in determining long-term performance; and that asset allocation is MORE IMPORTANT THAN TIMING AND INDIVIDUAL SECURITY SELECTION.

     By allocating varying portions of your assets into different kinds of investments, you create a portfolio designed for your age, risk tolerance and income level. As your lifestyle changes, Fortis offers you the flexibility to reallocate your investments.


ASSET ALLOCATION MODELS

     The charts illustrate investment models to consider: conservative investor, moderate investor, or wealth builder. Your investment professional can help you clarify your financial goals and risk tolerance, and work with you to determine the investment strategy and Fortis fund(s) appropriate for your situation. These charts are simply suggestions to help you get started.


*Note: if in high tax bracket, substitute one or more of funds illustrated with one of the Fortis Tax-Free Portfolios.

                                MUTUAL FUNDS

Shareholder services

- LOW INITIAL INVESTMENTS.

     - Start your investment for as little as $500, with subsequent investments of $50 or more.

     - Preauthorized check plan for as little as $25 a month drafted from your personal checking account.

- LOW SALES CHARGES.

     - Maximum of 4.50% or 4.75%.

     - Reduced sales charge for investments of $100,000 or more.

     - No front-end sales charge for investments of $1 million or more.

     - No sales charge on Fortis Money Fund.

- SPECIAL PURCHASE PLANS.

     - Letter of intent.

     - Rights of accumulation.

- SHAREHOLDER COMMUNICATIONS.

     - Consolidated, easy-to-read confirmations and quarterly statements.

     - Quarterly shareholder newsletter.

     - Shareholder reports.

     - Year-end tax information.

- FREE DISTRIBUTION PRIVILEGES.

     - Reinvest dividends and/or capital gains into the same fund or any other Fortis fund.

     - Available in cash and sent to you, your bank or anyone you designate.

- FREE EXCHANGE PRIVILEGES.

     - Make exchanges within Fortis family of funds in writing or by telephone. (Restrictions may apply.)

- FREE MONEY FUND CHECK WRITING PRIVILEGES.

     - Low $100 check minimum.

     - No transaction fee. (Restrictions may apply.)

     - Free checks.

- QUALIFIED PLANS.

     - Individual Retirement Account (IRA).

     - Simplified Employee Pension (SEP).

     - Salary Reduction SEP (SARSEP).

     - 403(b) plan.

     - KEY plan (profit sharing and/or money purchase plan).

     - CHOICE 401(k) plan.

- SYSTEMATIC WITHDRAWAL PLANS.

     - Choice of monthly, quarterly, semi-annually, annually.

     - Redemptions sent directly to you, your bank or anyone you designate.

- TOLL-FREE INFORMATION LINE.

     - Call 1-800-800-2638, x4344.

     - Daily account balances.

     - Transaction activity.

     - Fund net asset values.

- TOLL-FREE, PERSONAL ASSISTANCE

     - 7:30 a.m. to 5:30 p.m. CST, M-F.

     - Call 1-800-800-2638.

     - Fund Services: x3012 or 3014.

     - Mktg/Sales: x3016 or 3019.

SEEKING INCOME*                         SEEKING GROWTH

                 CONSERVATIVE INVESTOR
  [GRAPHIC]                                 [GRAPHIC]

                   MODERATE INVESTOR
  [GRAPHIC]                                 [GRAPHIC]

                     WEALTH SEEKER
  [GRAPHIC]                                 [GRAPHIC]

                           FORTIS FINANCIAL GROUP


     Fortis Financial Group is a premier manufacturer of investment products whose principal underwriter, Fortis Investors, Inc., offers mutual funds, annuities and variable universal life insurance. A classic investment company, Fortis has built a reputation for superior money management and unequaled service to shareholders and their investment professionals.

     With more than $3 billion in mutual fund assets under management, FFG is part of a worldwide financial services and insurance concern that has components in 14 countries around the globe and a total of $100 billion in assets.

     Fortis Financial Group is comprised of member companies Fortis
Advisers, Inc., Fortis Investors, Inc., and Fortis Benefits Insurance Co.
Like the Fortis name, which comes from the Latin for steadfast, our focus is on the long-term in all we do: in the relationships we build, the performance we seek, the service we provide, the products we offer.

     The symbols below illustrate the security, performance, growth, balance and service that Fortis Financial Group seeks to offer our shareholders through our family of financial products.


For more complete information, call or write for current prospectuses. Read them carefully before you invest.

This material must be preceded or accompanied by a Fortis Mutual Fund Quarterly Performance Update, which includes rates of return for the most recent calendar quarter.


                                 [GRAPHICS]


                                 FORTIS LOGO

                           FORTIS FINANCIAL GROUP
             Fortis Advisers, Inc. (fund management since 1949)
                 Fortis Investors, Inc. (member NASD; SIPC)
  Fortis Benefits Insurance Co. (issuer of FFG's variable insurance products)
            P.O. Box 64284 - St. Paul, MN 55164 - 1-800-800-2638


97150 (1/94)
                                      81

FINANCIAL STATEMENTS

The financial statements included as part of Fortis Advantage's 1994 Annual Report to Shareholders, filed with the Securities and Exchange Commission in December, 1994, are incorporated herein by reference. The Annual Report accompanies this Statement of Additional Information.

CUSTODIAN; COUNSEL; ACCOUNTANTS

Norwest Bank Minnesota, N.A., 8th and Marquette, Minneapolis, Minnesota 55479 acts as custodian of Fortis Advantage's assets and portfolio securities; Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, is the independent General Counsel for Fortis Advantage; and KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, Minnesota 55402, acts as Fortis Advantage's independent auditors.

LIMITATION OF DIRECTOR LIABILITY

Under Minnesota law, each director of Fortis Advantage owes certain fiduciary duties to Fortis Advantage and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). In February 1987, Minnesota enacted legislation which authorizes corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care." Minnesota law does not, however, permit a corporation to eliminate or limit the liability of a director (i) for any breach of the directors' duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities laws, or (iv) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation of Fortis Advantage limit the liability of directors to the fullest extent permitted by Minnesota statutes, except to the extent that such liability cannot be limited as provided in the 1940 Act (which Act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers (including the liability of directors who serve as officers for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted under such Act.

ADDITIONAL INFORMATION

Fortis Advantage has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933, as amended, with respect to the common shares offered hereby. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with Rules and Regulations of the Commission. The Registration Statement may be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C., and copies thereof may be obtained from the Commission at prescribed rates.

APPENDIX
DESCRIPTION OF FUTURES, OPTIONS AND FORWARD CONTRACTS

OPTIONS ON SECURITIES

An option on a security provides the purchaser, or "holder," with the right, but not the obligation, to purchase, in the case of a "call" option, or sell, in the case of a "put" option, the security or securities underlying the option, for a fixed exercise price up to a stated expiration date or, in the case of certain options, on such date. The holder pays a non-refundable purchase price for the option, known as the "premium." The maximum amount of risk the purchaser of the option assumes is equal to the premium plus related transaction costs, although this entire amount may be lost. The risk of the seller, or "writer," however, is potentially unlimited, unless the option is "covered." A call option written by a Portfolio is "covered" if the Portfolio owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if a Portfolio holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Portfolio in cash and high grade government securities in a segregated account with its custodian. A put option written by a Portfolio is "covered" if the Portfolio maintains cash and high grade government securities with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. If the writer's obligation is not so covered, it is subject to the risk of the full change in value of the underlying security from the time the option is written until exercise.

Upon exercise of the option, the holder is required to pay the purchase price of the underlying security, in the case of a call option, or to deliver the security in return for the purchase price in the case of a put option. Conversely, the writer is required to deliver the security, in the case of a call option, or to purchase the security, in the case of a put option. Options on securities which have been purchased or written may be closed out prior to exercise or expiration by entering into an offsetting transaction on the exchange on which the initial position was established, subject to the availability of a liquid secondary market.

Options on securities and options on indexes of securities, discussed below, are traded on national securities exchanges, such as the Chicago Board Options Exchange and the New York Stock Exchange, which are regulated by the SEC. The Options Clearing Corporation guarantees the performance of each party to an exchange-traded option, by in effect taking the opposite side of each such option. A holder or writer may engage in transactions in exchange-traded options on securities and options on indexes of securities only through a registered broker-dealer which is a member of the exchange on which the option is traded.

In addition, options on securities and options on indexes of securities may be traded on exchanges located outside the United States and over-the-counter through financial institutions dealing in such options as well as the underlying instruments. The particular risks of transactions on foreign exchanges and over-the-counter transactions are set forth more fully in the Statement of Additional Information.

OPTIONS ON STOCK INDEXES

In contrast to an option on a security, an option on a stock index provides the holder with the right to make or receive a cash settlement upon exercise of the option, rather than the right to purchase or sell a security. The amount of this settlement is equal to (i) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a call) or is below (in the case of a put) the closing value of the underlying index on the date of exercise, multiplied by
(ii) a fixed "index multiplier." The purchaser of the option receives this cash settlement amount if the closing level of the stock index on the day of exercise is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The writer of the option is obligated, in return for the premium received, to make delivery of this amount if the option is exercised. As in the case of options on securities, the writer or holder may liquidate positions in stock index options prior to exercise or expiration by entering into closing transactions on the exchange on which such positions were established, subject to the availability of a liquid secondary market.

A Portfolio will cover all options on stock indexes by owning securities whose price changes, in the opinion of Advisers, are expected to be similar to those of the index, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations. Nevertheless, where a Portfolio covers a call option on a stock index through ownership of securities, such securities may not match the composition of the index. In that event, the Portfolio will not be fully covered and could be subject to risk of loss in the event of adverse changes in the value of the index. A Portfolio will secure put options on stock indexes by segregating assets equal to the option's exercise price, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations.

The index underlying a stock index option may be a "broad-based" index, such as the Standard & Poor's 500 Index or the New York Stock Exchange Composite index, the changes in value of which ordinarily will reflect movements in the stock market in general. In contrast, certain options may be based on narrower market indexes, such as the Standard & Poor's 100 Index, or on indexes of securities of particular industry groups, such as those of oil and gas or technology companies. A stock index assigns relative values to the stocks included in the index and the index fluctuates with changes in the market values of the stocks so included.

FUTURES  CONTRACTS  ON  FIXED  INCOME  SECURITIES,  STOCK  INDEXES  AND  FOREIGN
CURRENCIES

A Futures Contract is a bilateral agreement providing for the purchase and sale of a specified type and amount of a financial instrument or foreign currency, or for the making and acceptance of a cash settlement, at a stated time in the future for a fixed price. By its terms, a Futures Contract provides for a specified settlement date on which, in the case of the majority of interest rate and foreign currency futures contracts, the fixed income securities or currency underlying the contract are delivered by the seller and paid for by the purchaser, or on which, in the case of stock index futures contracts and certain interest rate and foreign currency futures contracts, the difference between the price at which the contract was entered into and the contract's closing value is settled between the purchaser and seller in cash. Futures Contracts differ from options in that they are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Futures Contracts call for settlement only on the expiration date, and cannot be "exercised" at any other time during their term.

The purchase or sale of a Futures Contract differs from the purchase or sale of a security or the purchase of an option in that no purchase price is paid or received. Instead, an amount of cash or cash equivalents, which varies but may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin." Subsequent payments to and from the broker, referred to as "variation margin," are made on a daily basis as the value of the index or instrument underlying the Futures Contract fluctuates, making positions in the Futures Contracts more or less valuable, a process known as "marking to the market."

U.S. Futures Contracts may be purchased or sold only on an exchange, known as a "contract market," designated by the CFTC for the trading of such contract, and only through a registered futures commission merchant which is a member of such contract market. A commission must be paid on each completed purchase and sale transaction. The contract market clearing house guarantees the performance of each party to a Futures Contract, by in effect taking the opposite side of such contract. At any time prior to the expiration of a Futures Contract, a trader may elect to close out its position by taking an opposite position on the contract market on which the position was entered into, subject to the availability of a secondary market, which will operate to terminate the initial position. At that time, a final determination of variation margin is made and any loss experienced by the trader is required to be paid to the contract market clearing house while any profit due to the trader must be delivered to it. Futures Contracts may also be traded on foreign exchanges.

Interest rate futures contracts currently are traded on a variety of fixed income securities, including long-term U.S. Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and U.S. Treasury Bills. In addition, interest rate futures contracts include contracts on indexes of municipal securities. Foreign currency futures contracts currently are traded on the British pound, Canadian dollar, Japanese yen, Swiss franc, West German mark and on Eurodollar deposits.

A stock index or Eurodollar futures contract provides for the making and acceptance of a cash settlement in much the same manner as the settlement of an option on a stock index. The types of indexes underlying stock index futures contracts are essentially the same as those underlying stock index options, as described above. The index underlying a municipal bond index futures contract is a broad based index of municipal securities designed to reflect movements in the municipal securities market as a whole. The index assigns weighted values to the securities included in the index and its composition is changed periodically.

OPTIONS ON FUTURES CONTRACTS

An Option on a Futures Contract provides the holder with the right to enter into a "long" position in the underlying Futures Contract, in the case of a call option, or a "short" position in the underlying Futures Contract, in the case of a put option, at a fixed exercise price up to a stated expiration date or, in the case of certain options, on such date. Upon exercise of the option by the holder, the contract market clearing house establishes a corresponding short position for the writer of the option, in the case of a call option, or a corresponding long position in the case of a put option. In the event that an option is exercised, the parties will be subject to all the risks associated with the trading of Futures Contracts, such as payment of variation margin deposits. In addition, the writer of an Option on a Futures Contract, unlike the holder, is subject to initial and variation margin requirements on the option position.

A position in an Option on a Futures Contract may be terminated by the purchaser or seller prior to expiration by affecting a closing purchase or sale transaction, subject to the availability of a liquid secondary market, which is the purchase or sale of an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

Options on Futures Contracts that are written or purchased by a Portfolio on United States exchanges are traded on the same contract market as the underlying Futures Contract, and, like Futures Contracts, are subject to regulation by the CFTC and the performance guarantee of the exchange clearing house. In addition, Options on Futures Contracts may be traded on foreign exchanges.

An option, whether based on a Futures Contract, a stock index or security, becomes worthless to the holder when it expires. Upon exercise of an opinion, the exchange or contract market clearing house assigns exercise notices on a random basis to those of its members which have written options of the same series and with the same expiration date. A brokerage firm receiving such notices then assigns them on a random basis to those of its customers which have written options of the same series and expiration date. A writer therefore has no control over whether an option will be exercised against it, nor over the timing of such exercise.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

A Currency Contract is a contractual obligation to purchase or sell a specific quantity of a given foreign currency for a fixed exchange rate at a future date. Currency Contracts are individually negotiated and are traded through the "interbank currency market," an informal network of banks and brokerage firms which operates around the clock and throughout the world. Transactions in the interbank market may be executed only through financial institutions acting as market-makers in the interbank market, or through brokers executing purchases and sales through such institutions. Market-makers in the interbank market generally act as principals in taking the opposite side of their customers' positions in Currency Contracts, and ordinarily charge a mark-up commission which may be included in the cost of the Contract. In addition, market-makers may require their customers to deposit collateral upon entering into a Currency Contract, as security for the customer's obligation to make or receive delivery of currency, and to deposit additional collateral if exchange rates move adversely to the customer's position. Such deposits may function in a manner similar to the margining of Futures Contracts, described above.

Prior to the stated maturity date of a Currency Contract, it may be possible to liquidate the transaction by entering into an offsetting contract. In order to do so, however, a customer may be required to maintain both contracts as open positions until maturity and to make or receive a settlement of the difference owed to or from the market-maker or broker at that time.

OPTIONS ON FOREIGN CURRENCIES

Options on foreign currencies are traded in a manner substantially similar to options on securities. In particular, an option on foreign currency provides the holder with the right to purchase, in the case of a call option, or to sell, in the case of a put option, a stated quantity of a particular currency for a fixed price up to a stated expiration date or, in the case of certain options, on such date. The writer of the option undertakes the obligation to deliver, in the case of a call option, or to purchase in the case of a put option, the quantity of the currency called for in the option, upon exercise of the option by the holder.

As in the case of other types of options, the holder of an option on foreign currency is required to pay a one-time, non-refundable premium, which represents the cost of purchasing the option. The holder can lose the entire amount of this premium, as well as related transaction costs, but not more than this amount. The writer of the option, in contrast, generally is required to make initial and variation margin payments, similar to margin deposits required in the trading of Futures Contracts and the writing of other types of options. The writer is therefore subject to risk of loss beyond the amount originally invested and above the value of the option at the time it is entered into.

Certain options on foreign currencies, like Currency Contracts, are traded over-the-counter through financial institutions acting as market-makers in such options and the underlying currencies. Such transactions therefore involve risks not generally associated with exchange-traded instruments, which are discussed below. Options on foreign currencies may also be traded on national securities exchanges regulated by the SEC and on exchanges located in foreign countries.

Over-the-counter transactions can only be entered into with a financial institution willing to take the opposite side, as principal, of a Portfolio's position unless the institution acts as broker and is able to find another counterparty willing to enter into the transaction with the Portfolio. Where no such counterparty is available, it will not be possible to enter into a desired transaction. There also may be no liquid secondary market in the trading of over-the-counter contracts, and a Portfolio could be required to retain options purchased or written until exercise, expiration or maturity. This in turn could limit the Portfolio's ability to profit from open positions or to reduce losses experienced, and could result in greater losses.

Further, over-the-counter transactions are not subject to the guarantee of an exchange clearing house, and a Portfolio will therefore be subject to the risk of default by, or the bankruptcy of, the financial institution serving as its counterparty. One or more of such institutions also may decide to discontinue their role as market-makers in a particular currency or security, thereby restricting the Portfolio's ability to enter into desired hedging transactions. A Portfolio will enter into an over-the-counter transaction only with parties whose creditworthiness has been reviewed and found satisfactory by Advisers.

95500 (Rev. 3/95)

                         FORTIS-REGISTERED TRADEMARK-


                                     [LOGOS]



                                     FORTIS
                                    ADVANTAGE
                                PORTFOLIOS, INC.

                                  Annual Report

                                October 31, 1994





                                     [LOGOS]

FORTIS ADVANTAGE PORTFOLIO ANNUAL REPORT

------------------------------------------
 Contents
 Letter to Shareholders                  1

 Schedules of Investments
   Asset Allocation Portfolio            7
   Capital Appreciation Portfolio       11
   High Yield Portfolio                 13
   Government Total Return
     Portfolio                          17

 Statements of Assets and
   Liabilities                          19

 Statements of Operations               20

 Statements of Changes in Net Assets
   Asset Allocation Portfolio           21
   Capital Appreciation Portfolio       21
   High Yield Portfolio                 22
   Government Total Return
     Portfolio                          22

 Notes to Financial Statements          23

 Independent Auditors' Report           27

 Board of Directors and Officers        28
------------------------------------------

SHAREHOLDER SERVICES FOR ALL FORTIS MUTUAL FUNDS

-LOW INITIAL INVESTMENTS
 -Start your investment for as little as $500, with subsequent investments
  $50 or more
 -Preauthorized check plan for as little as $25 a month drafted from your personal checking or savings account

-SPECIAL PURCHASE PLANS
 -Letter of intent
 -Rights of accumulation

-SHAREHOLDER COMMUNICATIONS
 -Consolidated, easy-to-read quarterly statements
 -Quarterly shareholder newsletter
 -Shareholder reports
 -Year-end tax information

-FREE DISTRIBUTION PRIVILEGES
 -Reinvest dividends and/or capital gains into the same fund or any other Fortis fund
 -Available in cash and sent to you, your bank or anyone you designate

-FREE EXCHANGE PRIVILEGES
 -Make exchanges within Fortis family of funds by writing or by telephone.
  There is no exchange fee, and this privilege may be terminated or modified.

-FREE MONEY FUND CHECK WRITING PRIVILEGES
 -Low $100 check minimum
 -No transaction fee. (Restrictions may apply)

-QUALIFIED PLANS
 -Individual Retirement Account (IRA)
 -Simplified Employee Pension (SEP)
 -Salary Reduction SEP (SARSEP)
 -403(b) plan
 -KEY plan (profit sharing and/or money purchase plan)
 -CHOICE 401(k) plan

-SYSTEMATIC WITHDRAWAL PLANS
 -Choice of monthly, quarterly, semi-annually, annually
 -Redemptions sent directly to you, your bank or anyone you designate

-TOLL-FREE INFORMATION LINE
 -Call 1-800-800-2638, x4344
 -Daily account balances
 -Transaction activity
 -Fund net asset values

-TOLL-FREE, PERSONAL ASSISTANCE
 -7:30 a.m. to 5:30 p.m. CST, M-Th
 -7:30 a.m. to 5:00 p.m. CST, F
 -Call 1-800-800-2638
 -Shareholder Services:  ext. 3012 or 3014

FOR MORE INFORMATION ABOUT FORTIS FINANCIAL GROUP'S FAMILY OF PRODUCTS, CALL YOUR INVESTMENT REPRESENTATIVE OR THE HOME OFFICE AT 1-800-800-2638.

TO ORDER PROSPECTUSES OR SALES LITERATURE FOR ANY FORTIS PRODUCT, CALL 1-800-800-2638, EXT. 4579.


------------------------------------------------------------------------------------------------------------------------------
HIGHLIGHTS
                                                                        ASSET          CAPITAL        HIGH         GOVT. TOTAL
                                                                      ALLOCATION     APPRECIATION     YIELD          RETURN
                                                                      PORTFOLIO       PORTFOLIO     PORTFOLIO       PORTFOLIO
                                                                      ----------     ------------   ---------      -----------

 FOR THE YEAR ENDED OCTOBER 31, 1994:
 NET ASSET VALUE PER SHARE:
   Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . .  $15.43          $27.38        $8.65           $9.01
   End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $14.44          $23.05        $7.90           $7.73

 DISTRIBUTIONS PER SHARE:
   From net investment income. . . . . . . . . . . . . . . . . . . . .  $ 0.3250        --            $0.8940         $0.5196
   From net realized gains . . . . . . . . . . . . . . . . . . . . . .  $ 0.7200        $ 1.7610      --              $0.1192*

     Fortis Advantage Portfolios paid distributions, taxable as dividend income, of which 8% and 0% for the Asset Allocation Portfolio and High
     Yield Portfolio, respectively, qualified for dividends received deductions by corporations.

     *Characterized as ordinary income for federal tax purposes.

------------------------------------------------------------------------------------------------------------------------------

[PHOTO]

"I want to spend time enjoying my family and building my career-not managing my investments. With the Asset Allocation Portfolio, I can do the things that are important today knowing that my money is hard at work for tomorrow."





ASSET ALLOCATION
TOP HOLDINGS AS OF 10/31/94
                                  Percent of
Stocks                            net assets
--------------------------------------------
1 3Com Corp.                            2.0%
2 Franklin Resources, Inc.              1.9%
3 Oracle Systems Corp.                  1.8%
4 Silicon Graphics, Inc.                1.7%
5 Ericsson (L.M.) Telephone Co.
  Class B ADR                           1.4%

Bonds
--------------------------------------------
1 FHLB Global Note (6.125%) 1996        5.8%
2 FNMA Global Note (7.40%) 2004         4.0%
3 FNMA (6.50%) 2024                     3.7%
4 Mortgage Obligation
  Structured Trust (6.85%) 2018         3.2%
5 U.S. Treasury (7.50%) 2001            2.9%


PORTFOLIO CHANGES FOR THE
YEAR ENDED 10/31/94.

STOCK ADDITIONS:
Air Touch Communications, Inc.
Applied Materials, Inc.
Cisco Systems, Inc.
Columbia/HCA Healthcare Corp.
Grupo Televisa, S.A. de C.V. ADR
Lotus Development Corp.
Nokia ADS
Talbots (The), Inc.
Tandy Corp.
Viacom, Inc. Non-Voting

STOCK ELIMINATIONS:
Caesars World, Inc.
Chrysler Corp.
Circuit City Stores, Inc.
Circus Circus Enterprises, Inc.
MCI Communications Corp.
Primerica Corp.
Progressive Corp. (The)
Schlumberger Ltd.
Shaw Industries, Inc.
SynOptics Communications, Inc.
Tele-Communications, Inc. Class A


DEAR SHAREHOLDER,

We are pleased to present the annual report to the shareholders of Fortis Advantage Portfolios, Inc. for the fiscal year ended October 31, 1994. Fortis Advantage Portfolios, Inc. consists of the Asset Allocation, Capital Appreciation, High Yield and Government Total Return Portfolios.

ECONOMIC OUTLOOK

In the fourth quarter of 1993, the Gross Domestic Product grew at a surprisingly strong annual rate of 7%. In response to this surging economic growth, the Federal Reserve Board reacted by raising the federal funds rate (the interest rate banks charge one another for overnight loans). On six separate occasions to date in 1994, the rate has been raised from 3.00 percent to the current level of
5.50 percent.

These interest rate moves were presented as a series of preemptive strikes against growing inflationary fears. Based on this evidence, it seems the Federal Reserve Board acted proactively, attempting to stem inflation considerably sooner than it has in the past.

The focus on inflation is important to investors because inflationary trends determine which assets will outperform others. When inflation is low, financial assets typically have been the leading investments. However, when inflation exceeds 4%, "hard" assets such as gold, real estate or natural resources have been the strong performers. For financial assets,


ASSET ALLOCATION
PORTFOLIO ALLOCATIONS AS
OF 10/31/94

[PIE GRAPH]

ASSET ALLOCATION PORTFOLIO
Value of $10,000 invested January 4, 1988

[GRAPH]

Annual period ended October 31

Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
   *SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%
  **Date shares were first offered to the public
   +An unmanaged index of government, corporate, and mortgage-backed securities with an average maturity of approximately nine years
  ++This is an unmanaged index of 500 common stocks

[PHOTO]

"The entrepreneurial spirit still thrives in America. For people willing to work hard and take some risks, opportunities are unlimited. Young, growing companies are bringing new products and new ideas to the marketplace every day. The Capital Appreciation Portfolio lets us invest in these companies."



CAPITAL APPRECIATION
CHANGES FOR THE
YEAR ENDED 10/31/94.

ADDITIONS:
Applebees International, Inc.
Benchmark Electronics, Inc.
Books-A-Million, Inc.
Centocor, Inc.
Corporate Express, Inc.
Cygne Designs, Inc.
Dovatron International, Inc.
Franklin Quest Co.
Healthsource, Inc.
Intelcom Group, Inc.
LCI International, Inc.
Landmark Graphics Corp.
Mid Atlantic Medical Services, Inc.
Petroleum Geo Services
Resound Corp.
Stratacom, Inc.
Ultratech Stepper, Inc.
United Waste System, Inc.
Unitrode Corp.
West Marine, Inc.

ELIMINATIONS:
Bertucci's, Inc.
BroadBand Technologies, Inc.
Brock Control Systems, Inc.
Century Communications Corp. Class A
Cott Corp.
Cracker Barrel Old Country Store, Inc.
Creative Technology Ltd.
CrossComm Corp.
Education Alternatives, Inc.
Electronic Arts
GMIS, Inc.
Haemonetics Corp.
Media Vision Technology, Inc.
Nature's Bounty, Inc.
North American Mortgage Co.
PerSeptive Biosystems, Inc.
Platinum Software Corp.
President Riverboat Casinos, Inc.
QUALCOMM, Inc.
QuickResponse Services, Inc.
Softimage, Inc.
Sofamor/Danek Group, Inc.
Summa Four, Inc.
SuperMac Technology, Inc.
Valuevision International, Inc. Class A
Ventritex, Inc.
Wellfleet Communications, Inc.
Wind River Systems


therefore, it is critical that the Federal Reserve Board act effectively to keep economic growth in the two to three percent range.

After a strong market in the months of December 1993 and January 1994, the Dow Jones Industrial Average peaked January 31, 1994. However, the stock market began to slide after the Federal Reserve Board first raised short-term interest rates February 4, 1994, and then began to fall more sharply after the second rate hike March 22nd. During this time, the bond markets fell even more sharply, as bond investors became unsettled by the threat of higher inflation in a strong economy.

Indeed, between October 15, 1993 and October 15, 1994, the treasury market suffered the worst twelve month decline in its history.

ASSET ALLOCATION PORTFOLIO

During the past 12 months, we have been reducing our position in stock holdings from 52% of assets to about 40% of assets. As interest rates have risen, we have found the relative


CAPITAL APPRECIATION
PORTFOLIO CMPOSITION BY
INDUSTRY AS OF 10/31/94

[PIE GRAPH]


TOP TEN HOLDINGS AS OF 10/31/94
                             Percent of
Stocks                       net assets
---------------------------------------
 1 Input/Output, Inc.              3.1%
 2 Lone Star Steakhouse
   and Saloon, Inc.                3.0%
 3 Xilinx, Inc.                    2.8%
 4 Micro Warehouse, Inc.           2.6%
 5 Acxiom Corp.                    2.6%
 6 Sybase, Inc.                    2.4%
 7 Callaway Golf Co.               2.2%
 8 Petroleum Geo Services          2.2%
 9 Informix Corp.                  2.1%
10 Gymboree Corp.                  2.0%


CAPITAL APPRECIATION PORTFOLIO
Value of $10,000 invested January 4, 1988

[GRAPH]

Annual period ended October 31

Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  *SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of
   4.50%
 **Date shares first offered to the public
  +An unmanaged index of 500 common stocks

[PHOTO]

"It makes sense to put part of my money into the High Yield Portfolio. I want the opportunity to earn the kind of returns that high yield bonds can offer."


HIGH YIELD PORTFOLIO
TOP TEN HOLDINGS AS OF 10/31/94
                                       Percent of
                                       net assets
-------------------------------------------------
 1 Falcon Holding Group
   (11.00%) 2003                             2.2%
 2 Terex Corp. (13.00%) 1996                 2.1%
 3 Computervision Corp.
   (11.375%) 1999                            1.9%
 4 Farm Fresh, Inc. (12.25%) 2000            1.9%
 5 Specialty Foods Corp.
   (11.25%) 2003                             1.8%
 6 Grand Union Co. (12.25%) 2002             1.8%
 7 Thrifty Payless, Inc. (12.25%) 2004       1.8%
 8 Flagstar Corp. (11.25%) 2004              1.7%
 9 Liggett Group (11.50%) 1999               1.6%
10 Heileman Acquisition Co.
   (9.625%) 2004                             1.5%


PORTFOLIO COMPOSITION BY
INDUSTRY AS OF 10/31/94


[PIE GRAPH]


value of bonds to be greater than that of stocks. As of the end of the period, our allocation decision was to take bonds to a 60% weighting. During this period, we have maintained an average duration of between 4.5 and 5.5 years. Also, we have reduced our exposure to high yield from 25% of the fixed income portion to 22% of the fixed income portion of the portfolio.

CAPITAL APPRECIATION PORTFOLIO

Growth stock portfolios are especially sensitive to increasing interest rates. This is due to the fact that the typical growth stock portfolio has many individual holdings with high price/earnings (P/E) ratios. When markets correct, it is generally the high P/E stocks that correct most sharply. The past twelve months have been no exception, as is evidenced by the performance of the Capital Appreciation portfolio versus the S&P 500 Stock Index. Indeed, during the months of February through July, the Fund had negative returns for each of these monthly periods.

In order to limit the Fund's downside exposure in the uncertain market atmosphere, we reduced the size of our larger holdings, as well as in those stocks that were trading at especially high P/E's. We also eliminated the Fund's weakest holdings. Since mid-year, we have become more optimistic about prospects for smaller growth companies, and have added some new companies to the portfolio and reduced our cash position overall to 20%. We foresee a shift of investor interest toward growth stocks as economic activity moderates under the pressure of higher interest rates. Consumer confidence in the economy could weaken, and cyclical companies may find it increasingly difficult to deliver good quarterly earnings comparisons.

HIGH YIELD PORTFOLIO

In general, high yield portfolios have had somewhat better total perform-ance than many other sectors of the fixed income markets. This might be explained by the higher coupons which cushion price declines in higher interest rate environments.


HIGH YIELD PORTFOLIO
Value of $10,000 invested January 4, 1988

[GRAPH]

Annual period ended October 31

Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  *SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of
   4.50%
 **Date shares first offered to the public
  +An unmanaged index of lower quality, high yield corporate debt securities

[PHOTO]

"The Government Total Return Portfolio offers an alternative to today's low-yielding CDs. It seemed to be the right choice for us."



GOVERNMENT TOTAL RETURN PORTFOLIO
TOP TEN HOLDINGS AS OF 10/31/94
                                  Percent of
                                  net assets
--------------------------------------------

 1 U.S. Treasury (8.75%) 1997           7.4%
 2 U.S. Treasury (7.50%) 2001           7.1%
 3 U.S. Treasury (9.00%) 1998           6.8%
 4 U.S. Treasury (9.375%) 1996          5.4%
 5 GNMA (8.00%) 2022                    5.2%
 6 FHLB (7.31%) 2004                    4.8%
 7 FNMA REMIC (7.50%) 2022              3.9%
 8 FNMA REMIC Inverse Floater
   (10.52%) 2008                        3.5%
 9 FNMA (8.50%) 2022                    3.3%
10 FNMA REMIC (7.50%) 2021              3.2%

Also, the expanding economy creates growing cash flow and, in some cases, perceived improvements in credit quality.

Over the last 12 months, our total performance was enhanced by our cyclical holdings (Terex, Horsehead Industries), auto related (Harvard Industries, Aftermarket Technologies), and building materials holdings. The largest detractor to performance was our exposure to gaming securities. Particularly during the second half of the year, gaming securities came under pressure due to fear of increased competition in the marketplace. We began the fiscal year with 5.5% in gaming securities and ended with 11.3% of assets in gaming bonds as we become more attracted to their relative value. During the period we reduced our media securities from 14% to 4.4% and added to the food, beverage and tobacco sector, bringing it from 12.2% to 14.4%.

As long as the economy continues to expand, the outlook remains positive for high yield securities. Improving the economic environments allow well-managed companies to increase cash-flow and improve balance sheets. As always, our guiding principal in managing our portfolio is diversification. Throughout the period, we have maintained a portfolio of between 80 and 90 holdings of debt securities.

GOVERNMENT TOTAL RETURN PORTFOLIO

For the 12 month period ending 10/31/94, interest rates rose an unprecedented amount. For example, had an investor purchased a 5-year treasury note in November of 1993, the total return by 10/31/94 would have been -4.4% and for a 10-year note, -10.3%.

Our recent performance, compared to the Lehman Intermediate Index, reflects longer durations than we had expected. Our mortgage portfolio average duration extended as prepayments slowed. When our fiscal year began, nearly 65% of the portfolio was invested in mortgage backed bonds. Because of slower prepayments, our duration extended beyond 6 years (versus our estimate of about 5 years).



PORTFOLIO COMPOSITION BY
INDUSTRY AS OF 10/31/94

[PIE GRAPH]

Value of $10,000 invested May 28, 1986

[GRAPH]

Annual period ended October 31

Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
    *SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%
   **Date shares first offered to the public
    +An unmanaged index of government bonds with an average maturity of three to four years

When interest rates increase, longer duration securities decline more in price than shorter duration securities. As a result we reduced the portfolio weighting in mortgage-backed securities through the period to the current level of about 50% of assets. We maintained our exposure to treasury securities at between 30% and 40%. A small portion of the portfolio was invested in high quality asset-backed securities, which, on balance, aided performance. During the period, our holdings in mortgage-backed derivative securities averaged about 15% of assets. While some of these securities performed poorly, others had outstanding performance.

We believe the largest part of the up-ward movement in rates is behind us.

While rates may rise further, the increase should be minor compared to the recent experience. Our current duration is 5.1 years. The duration may be extended if we feel that the Fed's recent tightening has caused the economy to slow enough to cause interest rates to decline.

SUMMARY

It is difficult to forecast when the Federal Reserve Board will reach its stated goal of two to three percent economic growth. Given the prevailing economic forces, it seems likely that this level will be reached by mid-1995. However, we expect that once this goal is reached, the environment for stocks and bonds will again be favorable, and the U.S. capital markets will return to better days.

IN CLOSING

We appreciate your investment in the Advantage Portfolios. If you have any questions, please call us at Fortis.

Sincerely,




/s/ Edward M. Mahoney
Edward M. Mahoney
President



/s/ Stephen M. Poling
Stephen M. Poling
Vice President



/s/ Dennis M. Ott
Dennis M. Ott
Vice President

November 17, 1994

FORTIS FINANCIAL GROUP'S OTHER PRODUCTS AND SERVICES

LIFE AND DISABILITY

Wall Street Series VUL 220 & VUL 500

FIXED ACCOUNT
MONEY MARKET SERIES
U.S. GOVERNMENT SECURITIES SERIES
DIVERSIFIED INCOME SERIES
HIGH YIELD SERIES
ASSET ALLOCATION SERIES
GROWTH & INCOME SERIES
GROWTH STOCK SERIES
GLOBAL GROWTH SERIES
AGGRESSIVE GROWTH SERIES

Adaptable Life
Universal Life
Disability


MUTUAL FUNDS/PORTFOLIOS

Fortis Advantage Portfolios, Inc.
ASSET ALLOCATION PORTFOLIO
CAPITAL APPRECIATION PORTFOLIO
GOVERNMENT TOTAL RETURN PORTFOLIO
HIGH YIELD PORTFOLIO

Fortis Capital Fund

Fortis Fiduciary Fund, Inc.

Fortis Global Growth Portfolio

Fortis Growth Fund, Inc.

Fortis Money Fund

Fortis Tax-Free Portfolios, Inc.
MINNESOTA PORTFOLIO
NATIONAL PORTFOLIO
NEW YORK PORTFOLIO

Fortis U.S. Government
Securities Fund


FIXED AND VARIABLE ANNUITIES

Fortis Opportunity Fixed
  & Variable Annuity
Masters Variable Annuity
FIXED ACCOUNT
MONEY MARKET SERIES
U.S. GOVERNMENT SECURITIES SERIES
DIVERSIFIED INCOME SERIES
HIGH YIELD SERIES
ASSET ALLOCATION SERIES
GROWTH &INCOME SERIES
GROWTH STOCK SERIES
GLOBAL GROWTH SERIES
AGGRESSIVE GROWTH SERIES


Fortune Fixed Annuities
SINGLE PREMIUM ANNUITY
FLEXIBLE PREMIUM ANNUITY
DA (DEPOSIT ADMINISTRATION FOR GROUPS)

Income Annuities
GUARANTEED FOR LIFE
GUARANTEED FOR A SPECIFIC PERIOD




FORTIS -REGISTERED TRADEMARK-

THE FORTIS FINANCIAL GROUP manages and distributes mutual funds, annuities and life insurance products. The mutual funds, variable life and variable annuity products are distributed through FORTIS INVESTORS, INC. and managed by FORTIS ADVISERS, INC. The insurance products are issued by FORTIS BENEFITS INSURANCE COMPANY and TIME INSURANCE COMPANY.

FOR MORE COMPLETE INFORMATION, INCLUDING CHARGES AND EXPENSES, SEND FOR A PROSPECTUS. WRITE TO: FORTIS INVESTORS, INC., P.O. BOX 64284, ST. PAUL, MN 55164. READ IT CAREFULLY BEFORE INVESTING OR SENDING MONEY.

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments
October 31, 1994

COMMOM STOCKS - 45.89%
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Market
  Shares                                                                                                  Cost (b)      Value (c)
----------                                                                                              -----------    ----------
               BROADCASTING - 2.12%
     6,000     Grupo Televisa, S.A. de C.V. ADR. . . . . . . . . . . . . . . . . . . . . . . . . . .    $   384,000    $   266,250
    17,000     The News Corp., Ltd. ADS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        836,706        830,875
    36,369     Viacom, Inc. Non-Voting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,403,898      1,427,483
                                                                                                        -----------    -----------
                                                                                                          2,624,604      2,524,608
                                                                                                        -----------    -----------

               BUSINESS SERVICES AND SUPPLIES - 3.59%
    30,400     First Data Corp.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        988,244      1,523,800
     2,809     First Financial Management Corp.. . . . . . . . . . . . . . . . . . . . . . . . . . .        142,788        157,304
    48,000     MBNA Corp.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,033,494      1,284,000
    34,950     Sensormatic Electronics Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,009,975      1,314,994
                                                                                                        -----------    -----------
                                                                                                          3,174,501      4,280,098
                                                                                                        -----------    -----------

               COMPUTERS - SOFTWARE - 3.95%
    23,000     Lotus Development Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,079,866        879,750
    25,900     Microsoft Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,102,815      1,631,700
    48,000     Oracle Systems Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        526,826      2,208,000
                                                                                                        -----------    -----------
                                                                                                          2,709,507      4,719,450
                                                                                                        -----------    -----------
               ELECTRONICS - CONTROLS AND EQUIPMENT - 1.02%
    23,500     Applied Materials, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        918,164      1,222,000
                                                                                                        -----------    -----------

               ELECTRONIC - SEMICONDUCTOR AND CAPACITOR - 1.71%
    10,100     Intel Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        384,951        627,463
    24,000     Motorola, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        578,050      1,413,000
                                                                                                        -----------    -----------
                                                                                                            963,001      2,040,463
                                                                                                        -----------    -----------
               FINANCE COMPANIES - 3.53%
    10,500     Federal National Mortgage Association . . . . . . . . . . . . . . . . . . . . . . . .        860,213        798,000
    56,100     Franklin Resources, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        660,577      2,293,088
    41,192     Green Tree Financial Corp.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,036,226      1,127,631
                                                                                                        -----------    -----------
                                                                                                          2,557,016      4,218,719
                                                                                                        -----------    -----------
               HEALTH CARE SERVICES - 3.51%
    25,000     Columbia/HCA Healthcare Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        929,928      1,040,625
    14,500     PacifiCare Health Systems, Inc., Class B (a). . . . . . . . . . . . . . . . . . . . .        678,133      1,058,500
    19,100     United Healthcare Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        574,486      1,007,525
    23,000     U.S. HealthCare, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        551,272      1,086,750
                                                                                                        -----------    -----------
                                                                                                          2,733,819      4,193,400
                                                                                                        -----------    -----------

               HOTEL & MOTEL - 0.86%
    49,500     Mirage Resorts, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,115,820      1,027,125
                                                                                                        -----------    -----------

               MEDICAL SUPPLIES - 0.52%
    12,000     Medtronic, Inc. (and rights). . . . . . . . . . . . . . . . . . . . . . . . . . . . .        293,844        625,500
                                                                                                        -----------    -----------

               MISCELLANEOUS - 1.12%
    41,500     CUC International, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,019,365      1,333,187
                                                                                                        -----------    -----------

               OFFICE EQUIPMENT AND SUPPLIES - 3.69%
    66,000     Silicon Graphics, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        843,393      2,004,750
    40,000     Sterling Software, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        772,400      1,250,000
    26,100     Tandy Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,182,405      1,154,925
                                                                                                        -----------    -----------
                                                                                                          2,798,198      4,409,675
                                                                                                        -----------    -----------

               PUBLISHING - 0.80%
    21,000     Scholastic Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,070,712        958,125
                                                                                                        -----------    -----------

               RESTAURANTS AND FRANCHISING - 0.58%
    29,700     Brinker International, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . .        533,657        686,812
                                                                                                        -----------    -----------

               RETAIL - DEPARTMENT STORES - 1.10%
    24,500     Kohl's Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        957,074      1,035,125
    12,000     Wal-Mart Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        137,670        282,000
                                                                                                        -----------    -----------
                                                                                                          1,094,744      1,317,125
                                                                                                        -----------    -----------

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments (continued)
October 31, 1994

COMMON STOCK - CONTINUED
----------------------------------------------------------------------------------------------------------------------------------

  Shares                                                                                                 Cost (b)       Value (c)
----------                                                                                              -----------    ----------
               RETAIL - MISCELLANEOUS - 5.16%
    40,800     AutoZone, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     783,087  $     979,200
    19,200     Home Depot, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        222,400        873,600
    39,000     Lowe's Companies, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        791,742      1,550,250
    50,700     Office Depot, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        477,429      1,254,825
    27,400     Pep Boys Manny Moe & Jack . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        608,270        979,550
     5,300     Talbots (The), Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        106,104        184,175
     8,787     Toys `R' Us, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        188,897        338,300
                                                                                                        -----------    -----------
                                                                                                          3,177,929      6,159,900
                                                                                                        -----------    -----------

               TELECOMMUNICATIONS - 6.30%
    27,900     Cisco Systems, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        698,222        840,488
    26,800     Ericsson (L.M.) Telephone Co. Class B ADR . . . . . . . . . . . . . . . . . . . . . .      1,309,393      1,633,125
    46,400     General Instrument Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,278,464      1,554,400
    14,300     Nokia ADS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        584,679      1,074,287
    60,000     3Com Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        945,864      2,415,000
                                                                                                        -----------    -----------
                                                                                                          4,816,622      7,517,300
                                                                                                        -----------    -----------

               TELEPHONE SERVICES - 1.35%
    68,508     LDDS Communications, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .        736,620      1,609,938
                                                                                                        -----------    -----------

               TOYS - 1.23%
    50,233     Mattel, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        694,623      1,469,315
                                                                                                        -----------    -----------
               UTILITIES - TELEPHONE - 3.75%
    36,230     ALC Communications Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .        926,318      1,372,211
    47,000     Air Touch Communications, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . .      1,186,660      1,404,125
    12,800     Telefonos De Mexico, S.A. de C.V. ADR . . . . . . . . . . . . . . . . . . . . . . . .        538,307        705,600
    20,000     Telephone & Data Systems, Inc.. . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,062,000        990,000
                                                                                                        -----------    -----------
                                                                                                          3,713,285      4,471,936
                                                                                                        -----------    -----------
               TOTAL COMMON STOCKS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $36,746,031    $54,784,676
                                                                                                        -----------    -----------

LONG-TERM DEBT SECURITIES - 51.57%
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Standard
                                                                                             & Poor's
 Principal                                                                                    Rating                    Market
  Amount                                                                                    (Unaudited)  Cost (b)      Value (c)
-----------                                                                                 ----------  ----------     ----------
ASSET BACKED, CORPORATE, FOREIGN & MUNICIPAL DEBT SECURITIES - 24.71%

INVESTMENT GRADE ASSET BACKED, CORPORATE, FOREIGN, & MUNICIPAL DEBT SECURITIES - 13.46%
               MANUFACTURED HOMES - 0.84%
$1,000,000     Green Tree Mfg Housing Corp., 8.35% Ser 1994-7 Class A4 3-15-2020 . . . . . . .  AAA     $   998,750    $   998,750
                                                                                                        -----------    -----------

               MISCELLANEOUS ASSET BACKED - 7.04%
 3,000,000     Green Tree Financial Corp., 7.65% Ser 1994-1 Sr Sub Pass Thru Certificates
                  Class A-5 4-15-2019. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Aa2*      2,988,281      2,720,304
 4,000,000     Mortgage Obligation Structured Trust, 6.85% 10-25-2018. . . . . . . . . . . . .  AAA       3,908,750      3,795,092
 1,919,844     Vanderbilt Mtg & Finance, Inc., 7.0% Ser 1994A, 7-10-2019 . . . . . . . . . . .  AA        1,918,644      1,901,373
                                                                                                        -----------    -----------
                                                                                                          8,815,675      8,416,769
                                                                                                        -----------    -----------

               MULTI-FAMILY LOANS - 0.80%
 1,000,000     DLJ Mortgage Acceptance, 8.80% Ser 1993 Multi-Family 9-18-2003. . . . . . . . .  N/R         982,500        950,482
                                                                                                        -----------    -----------

               CAPTIVE AUTO FINANCE - 0.63%
   750,000     General Motors Acceptance Corp., 7.75% Note 4-15-1997 . . . . . . . . . . . . .  BBB+        783,818        747,324
                                                                                                        -----------    -----------

               FOREIGN - GOVERNMENT - 1.52%
 2,000,000     Hydro-Quebec, 8.00% Deb 2-1-2013. . . . . . . . . . . . . . . . . . . . . . . .  A+        1,953,780      1,812,072
                                                                                                        -----------    -----------

               FOREST PRODUCTS - 0.50%
   600,000     Georgia-Pacific Corp., 9.625% Deb 3-15-2022 . . . . . . . . . . . . . . . . . .  BBB-        616,932        602,073
                                                                                                        -----------    -----------

               MEDIA - 0.91%
   600,000     News America Holdings, Inc., 10.125% Sr Note 10-15-2012 . . . . . . . . . . . .  BBB-        600,000        622,892
   500,000     News America Holdings, Inc., 8.875% Sr Note 4-26-2023 . . . . . . . . . . . . .  BBB-        495,673        457,994
                                                                                                        -----------    -----------
                                                                                                          1,095,673      1,080,886
                                                                                                        -----------    -----------

               *Moody's Rating

LONG-TERM DEBT SECURITIES - CONTINUED
---------------------------------------------------------------------------------------------------------------------------------
                                                                                             & Poor's
   Principal                                                                                  Rating                    Market
    Amount                                                                                  (Unaudited)  Cost (b)      Value (c)
  -----------                                                                               ----------  ----------     ----------
               MUNICIPAL - 0.45%
$  500,000     New York (City of), 10.00% General Obligation Taxable Bond Fiscal
               1991-Ser D 8-1-2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-      $   470,243    $   539,405
                                                                                                        -----------    -----------
               MISCELLANEOUS  CORPORATE - 0.77%
 1,000,000     RJR Nabisco, Inc., 8.625% Sr Note 12-1-2002 . . . . . . . . . . . . . . . . . .  BBB-        997,895        922,500
                                                                                                        -----------    -----------
               TOTAL INVESTMENT GRADE ASSET BACKED, CORPORATE, FOREIGN & MUNICIPAL
               DEBT SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           16,715,266     16,070,261
                                                                                                        -----------    -----------

NON-INVESTMENT GRADE CORPORATE & FOREIGN DEBT SECURITIES - 11.25%
               BEVERAGE - 0.38%
   500,000     Royal Crown Corp., 9.75% Sr Secured Note 8-1-2000 . . . . . . . . . . . . . . .  B+          511,250        457,500
                                                                                                        -----------    -----------

               BUILDING MATERIAL - 1.59%
   500,000     American Standard, Inc., 9.25% Sinking Fund Deb 12-1-2016 . . . . . . . . . . .  B+          450,000        462,500
   500,000     Essex Group, 10.00% Sr Note 5-1-2003. . . . . . . . . . . . . . . . . . . . . .  B+          503,125        474,375
   500,000     Inter-City Products Corp., 9.75% Sr Secured Note 3-1-2000 . . . . . . . . . . .  B           447,500        455,000
   500,000     Wickes Lumber Co., 11.625% Sr Sub Note 12-15-2003 . . . . . . . . . . . . . . .  B-          502,500        497,500
                                                                                                        -----------    -----------
                                                                                                          1,903,125      1,889,375
                                                                                                        -----------    -----------

               CHEMICALS - 0.84%
   500,000     Arcadian Partners L.P., 10.75% Sr Note Ser B 5-1-2005 . . . . . . . . . . . . .  B+          492,727        486,875
   500,000     Huntsman Corp., 11.00% First Mortgage Note 4-15-2004. . . . . . . . . . . . . .  BB-         500,000        513,750
                                                                                                        -----------    -----------
                                                                                                            992,727      1,000,625
                                                                                                        -----------    -----------

               CONTAINERS AND PACKAGING - 0.86%
   500,000     Domtar, Inc., 11.25% Sinking Fund Deb 9-15-2017 . . . . . . . . . . . . . . . .  BB-         485,000        508,750
   500,000     Gaylord Container Corp., 11.50% Sr Note 5-15-2001 . . . . . . . . . . . . . . .  B           492,500        518,750
                                                                                                        -----------    -----------
                                                                                                            977,500      1,027,500
                                                                                                        -----------    -----------

               ENERGY - 0.38%
   473,339     Midland Cogeneration Venture, L.P., 10.33% 7-23-2002. . . . . . . . . . . . . .  BB-         469,789        449,672
                                                                                                        -----------    -----------
               FOOD - GROCERY, MISCELLANEOUS - 0.74%
   500,000     Fresh Del Monte Produce N.V.,10.00% Note Ser B 5-1-2003 . . . . . . . . . . . .  BB-         511,250        421,250
   500,000     Specialty Foods Corp., 10.25% Sr Note Ser B 8-15-2001 . . . . . . . . . . . . .  B           482,500        465,000
                                                                                                        -----------    -----------
                                                                                                            993,750        886,250
                                                                                                        -----------    -----------



               LEISURE TIME - AMUSEMENTS - 0.30%
   500,000     Trump Plaza Funding, 10.875% First Mortgage Note 6-15-2001. . . . . . . . . . .  B           395,096        362,500
                                                                                                        -----------    -----------
               MEDIA - 0.74%
   500,000     Cablevision Industries, Inc., 9.25% Sr Note 4-1-2008. . . . . . . . . . . . . .  BB-         475,000        441,250
   500,000     Marvel III Holdings, Inc. 9.125% Sr Secured Note 2-15-1998. . . . . . . . . . .  B           438,750        437,500
                                                                                                        -----------    -----------
                                                                                                            913,750        878,750
                                                                                                        -----------    -----------

               RESTAURANTS AND FRANCHISING - 1.10%
   500,000     Carrols Corp., 11.50% Sr Note 8-15-2003 . . . . . . . . . . . . . . . . . . . .  B+          478,750        467,500
   500,000     Family Restaurants, Inc., 9.75% Sr Note 2-1-2002. . . . . . . . . . . . . . . .  B           431,875        425,000
   500,000     Flagstar Corp., 11.25% Sr Sub Deb 11-1-2004 . . . . . . . . . . . . . . . . . .  CCC+        521,250        425,000
                                                                                                        -----------    -----------
                                                                                                          1,431,875      1,317,500
                                                                                                        -----------    -----------

               RETAIL - 2.08%
   600,000     Farm Fresh, Inc., 12.25% Sr Note 10-1-2000. . . . . . . . . . . . . . . . . . .  B-          600,000        519,000
   600,000     Grand Union Co., 11.25% Sr Note 7-15-2000 . . . . . . . . . . . . . . . . . . .  B           600,000        537,000
   500,000     Pantry (The), Inc., 12.00% Sr Note Ser B 11-15-2000 . . . . . . . . . . . . . .  B           490,000        480,000
   500,000     Pathmark Stores, Inc., 9.625%, Sr. Sub Note 5-1-2003. . . . . . . . . . . . . .  B           496,581        443,750
   750,000     Southland Corp., 5.00% Sr Sub Deb 12-15-2003. . . . . . . . . . . . . . . . . .  BB+         555,000        498,750
                                                                                                        -----------    -----------
                                                                                                          2,741,581      2,478,500
                                                                                                        -----------    -----------

               Technology - 0.75%
   500,000     Computervision Corp., 10.875% Sr Note 8-15-1997 . . . . . . . . . . . . . . . .  B           466,875        470,000
   500,000     U.S. Banknote Corp., 10.375% Sr Note 6-1-2002 . . . . . . . . . . . . . . . . .  BB-         452,500        430,000
                                                                                                        -----------    -----------
                                                                                                            919,375        900,000
                                                                                                        -----------    -----------

FORTIS ADVANTAGE ASSET ALLOCATION PORFFOLIO
Schedule of Investments (continued)
October 31, 1994

LONG-TERM DEBT SECURITIES - CONTINUED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Standard
                                                                                             & Poor's
 Principal                                                                                    Rating                     Market
  Amount                                                                                    (Unaudited)   Cost (b)      Value (c)
------------                                                                                -----------  -----------    -----------
               TEXTILE MANUFACTURING - 1.08%
$  500,000     CMI Industries, Inc., 9.50% Sr Sub Note 10-1-2003 . . . . . . . . . . . . . . .  B+      $   496,247    $   415,000
   500,000     U.S. Leather, Inc., 10.25% Sr Note 7-31-2003. . . . . . . . . . . . . . . . . .  B+          491,709        430,000
   500,000     Westpoint Stevens, Inc., 9.375% Sr Sub Deb 12-15-2005 . . . . . . . . . . . . .  B+          460,000        446,250
                                                                                                        -----------    -----------
                                                                                                          1,447,956      1,291,250
                                                                                                        -----------    -----------

               TRANSPORTATION - 0.41%
   500,000     Petro PSC Properties L.P., 12.50% Sr Note 6-1-2002. . . . . . . . . . . . . . .  B           497,500        491,250
                                                                                                        -----------    -----------
               TOTAL NON-INVESTMENT GRADE CORPORATE & FOREIGN DEBT SECURITIES. . . . . . . . .           14,195,274     13,430,672
                                                                                                        -----------    -----------
               TOTAL ASSET BACKED, CORPORATE, FOREIGN, & MUNICIPAL DEBT SECURITIES . . . . . .           30,910,540     29,500,933
                                                                                                        -----------    -----------

U.S. GOVERNMENT & AGENCIES - 26.86%
               FEDERAL NATIONAL MORTGAGE ASSOCIATION - 10.27%
               MORTGAGE BACKED SECURITIES - 6.27%
$4,982,505     6.50% 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            4,728,709      4,392,387
 3,038,014     7.00% 2024. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,938,877      2,764,593
   315,964     9.00% 2016-2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              312,309        322,382
                                                                                                        -----------    -----------
                                                                                                          7,979,895      7,479,362
                                                                                                        -----------    -----------

               NOTE - 4.00%
 5,000,000     7.40% Global Registered Note 2004 . . . . . . . . . . . . . . . . . . . . . . .            5,009,375      4,780,490
                                                                                                        -----------    -----------
               TOTAL FEDERAL NATIONAL MORTGAGE ASSOCIATION . . . . . . . . . . . . . . . . . .           12,989,270     12,259,852
                                                                                                        -----------    -----------

               GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 2.45%
               MORTGAGE BACKED SECURITIES
 3,052,070     7.50% 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,979,584      2,831,747
    84,952     9.50% 2019. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               84,262         88,749
                                                                                                        -----------    -----------
                                                                                                          3,063,846      2,920,496
                                                                                                        -----------    -----------

               FEDERAL HOME LOAN BANK - 7.79%
 7,000,000     6.125% Global Registered Note 1996. . . . . . . . . . . . . . . . . . . . . . .            6,988,580      6,920,767
 2,500,000     7.31% Note 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,5O8,984      2,378,960
                                                                                                        -----------    -----------
                                                                                                          9,497,564      9,299,727
                                                                                                        -----------    -----------

               U.S. TREASURY NOTES AND BONDS - 6.35%
 3,500,000     7.50% Note 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            3,877,421      3,473,750
 2,000,000     8.125% Bond 2021. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,426,875      2,005,000
 2,000,000     9.00% Note 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2,178,125      2,107,500
                                                                                                        -----------    -----------
                                                                                                          8,482,421      7,586,250
                                                                                                        -----------    -----------
               TOTAL U.S. GOVERNMENT & AGENCIES. . . . . . . . . . . . . . . . . . . . . . . .           34,033,101     32,066,325
                                                                                                        -----------    -----------
               TOTAL LONG-TERM DEBT SECURITIES.................. . . . . . . . . . . . . . . .           64,943,641     61,567,258
                                                                                                        -----------    -----------
               TOTAL LONG-TERM INVESTMENTS...................... . . . . . . . . . . . . . . .         $101,689,671   $116,351,934
                                                                                                        -----------    -----------

SHORT-TERM INVESTMENTS - 0.67%
----------------------------------------------------------------------------------------------------------------------------------
Principal                                                                                                                 Market
 Amount                                                                                                                  Value (c)
---------                                                                                                                ---------
               MASTER NOTES:
$   108,000    Associates Corp. Master Variable Rate Note,
                Current Rate - 4.88% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $108,000

               TIME DEPOSIT:
    689,000    First Bank (N.A.) Variable Rate Time Deposit
                Open Account, Current Rate - 4.81% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         689,000
                                                                                                                      ------------
               TOTAL SHORT-TERM INVESTMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         797,000
                                                                                                                      ------------
               TOTAL INVESTMENTS IN SECURITIES
               (COST: $102,486,672) (b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $117,148,934
                                                                                                                      ------------
                                                                                                                      ------------
       (a)     Presently not paying dividend income.
       (b)     At October 31, 1994, the cost of securities for federal income tax purposes was $102,488,672,and the aggregate gross unrealized appreciation and depreciation based on that cost was:
               Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $18,918,806
               Unrealized depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (4,256,544)
               -------------------------------------------------------------------------------------------------------------------
               Net unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $14,662,262
               -------------------------------------------------------------------------------------------------------------------
       (c)     See Note A of accompanying Notes to Financial Statements regarding valuation of securities.
       (d)     Note: Percentage of investments as shown is the ratio of the total market value to total net assets.  Market value of investments in foreign securities represents 5.72% of net assets as of October 31, 1994.

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO
Schedule of Investments
October 31, 1994

COMMON STOCKS  - 80.23%
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Market
    Shares                                                                                               Cost (b)       Value (c)
-------------                                                                                           -----------    -----------
               APPAREL - 0.76%
    40,300     Cygne Designs, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   753,700    $   518,863

                                                                                                        -----------    -----------
               Biomedics, Genetics Research - 1.42%
    55,000     Centocor, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        985,784        972,813
                                                                                                        -----------    -----------

               BROADCASTING - 1.86%
    15,000     America Online, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        513,750      1,061,250
    20,000     Silver King Communications, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . .        327,500        210,000
                                                                                                        -----------    -----------
                                                                                                            841,250      1,271,250
                                                                                                        -----------    -----------

               BUSINESS SERVICES AND SUPPLIES - 3.93%
    60,000     Acxiom Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        738,750      1,755,000
    45,500     Landmark Graphics Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,282,606        932,750
                                                                                                        -----------    -----------
                                                                                                          2,021,356      2,687,750
                                                                                                        -----------    -----------

               COMPUTER - SOFTWARE - 13.72%
    52,000     Informix Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        604,875      1,430,000
   100,000     Input/Output, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        556,250      2,150,000
    31,000     Parametric Technology Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . .        304,238      1,116,000
    15,000     Powersoft Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        559,000        948,750
    31,600     Sybase, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        494,422      1,655,050
    21,500     Synopsys, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        686,750        991,687
    30,000     Wall Data (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        736,248      1,087,500
                                                                                                        -----------    -----------
                                                                                                          3,941,783      9,378,987
                                                                                                        -----------    -----------

               CONSTRUCTION - 1.97%
    30,000     Fastenal Co.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        356,876      1,348,125
                                                                                                        -----------    -----------

               ELECTRONICS - CONTROLS AND EQUIPMENT - 5.90%
    41,700     Benchmark Electronics, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,009,517      1,063,350
    26,000     DOVatron International, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . .        650,000        702,000
    16,500     StrataCom, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        820,875        934,312
    34,000     Ultratech Stepper, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        901,875      1,334,500
                                                                                                        -----------    -----------
                                                                                                          3,382,267      4,034,162
                                                                                                        -----------    -----------

               ELECTRONIC - SEMICONDUCTOR AND CAPACITOR - 3.79%
    35,000     Unitrode Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        683,816        673,750
    33,000     Xilinx, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,285,926      1,918,125
                                                                                                        -----------    -----------
                                                                                                          1,969,742      2,591,875
                                                                                                        -----------    -----------

               HEALTH CARE SERVICES - 4.42%
    43,000     Genesis Health Ventures, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . .        773,603      1,268,500
    40,000     Health Care & Retirement Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . .        340,000      1,075,000
    17,400     Healthsource, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        698,436        674,250
                                                                                                        -----------    -----------
                                                                                                          1,812,039      3,017,750
                                                                                                        -----------    -----------

               HOTEL AND MOTEL - 1.13%
    60,000     Rio Hotel & Casino, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .        510,000        772,500
                                                                                                        -----------    -----------

               INSURANCE - 0.75%
    22,000     Mid Atlantic Medical Services, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . .        656,260        508,750
                                                                                                        -----------    -----------

               MACHINERY-OIL AND WELL - 2.22%
    60,000     Petroleum Geo Services A/S ADS (a). . . . . . . . . . . . . . . . . . . . . . . . . .      1,003,250      1,518,750
                                                                                                        -----------    -----------

               MEDICAL SUPPLIES - 0.86%
    58,500     Resound Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        982,002        585,000
                                                                                                        -----------    -----------

               OFFICE EQUIPMENT AND SUPPLIES - 3.07%
    29,000     Avid Technology, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        634,825      1,091,125
    32,200     Sterling Software, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        604,985      1,006,250
                                                                                                        -----------    -----------
                                                                                                          1,239,810      2,097,375
                                                                                                        -----------    -----------

               RECREATION EQUIPMENT - 2.24%
    40,000     Callaway Golf Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        661,376      1,530,000
                                                                                                        -----------    -----------

               RESTAURANTS AND FRANCHISING - 4.85%
    67,300     Applebees International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,201,960      1,236,638
    81,200     Lone Star Steakhouse & Saloon, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . .        356,925      2,080,750
                                                                                                        -----------    -----------
                                                                                                          1,558,885      3,317,388
                                                                                                        -----------    -----------

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO
Schedule of Investments (continued)
October 31, 1994

COMMON STOCKS - CONTINUED
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Market
    Shares                                                                                                Cost (b)      Value (c)
-------------                                                                                           -----------    -----------
               RETAIL - MISCELLANEOUS - 15.37%
    73,000     Authentic Fitness Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   862,723    $ 1,104,125
    40,000     Bed, Bath & Beyond, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .        455,000      1,180,000
    50,000     Books-A-Million, Inc.  (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        679,370        712,500
    48,600     Corporate Express, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        777,600      1,093,500
    27,000     Franklin Quest Co. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        966,660        955,125
    42,000     Gymboree Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        993,000      1,365,000
    50,000     Micro Warehouse, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        512,500      1,762,500
    32,000     Starbucks Corp. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        628,496        868,000
    51,000     Stein Mart, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        952,000        905,250
    25,500     West Marine, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        421,875        561,000
                                                                                                        -----------    -----------
                                                                                                          7,249,224     10,507,000
                                                                                                        -----------    -----------

               TELECOMMUNICATIONS - 5.65%
    38,800     Cisco Systems, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        327,552      1,168,850
    57,000     ECI Telecom Ltd.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        930,833      1,104,375
    19,000     MFS Communications Co. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        781,228        703,000
    32,000     Newbridge Networks Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .        307,437        884,000
                                                                                                        -----------    -----------
                                                                                                          2,347,050      3,860,225
                                                                                                        -----------    -----------

               TRANSPORTATION - 1.55%
    50,000     American Freightways Corp. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . .        771,875      1,062,500
                                                                                                        -----------    -----------

               UTILITIES - TELEPHONE - 2.94%
    45,000     IntelCom Group, Inc. (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        644,000        686,250
    55,000     LCI International, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        894,300      1,320,000
                                                                                                        -----------    -----------
                                                                                                          1,538,300      2,006,250
                                                                                                        -----------    -----------

               WASTE DISPOSAL - 1.83%
    51,700     United Waste System, Inc. (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,158,950      1,253,725
                                                                                                        -----------    -----------
               TOTAL COMMON STOCKS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $35,741,779    $54,841,038
                                                                                                        -----------    -----------
                                                                                                        -----------    -----------

SHORT-TERM INVESTMENTS - 19.91%
------------------------------------------------------------------------------------------------------------------------------------
  Principal                                                                                                              Market
   Amount                                                                                                               Value (c)
------------                                                                                                           -----------
               DISCOUNT NOTES:
$6,700,000     Federal Farm Credit Bank, 4.85% 11-28-1994. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 6,675,195
 2,500,000     Federal Home Loan Mortgage Corp., 4.94% 11-28-1994. . . . . . . . . . . . . . . . . . . . . . . . .       2,490,589
                                                                                                                       -----------
                                                                                                                         9,165,784
                                                                                                                       -----------

               MASTER NOTES:
   882,000     Goldman Sachs Master Variable Rate Note, Current Rate - 5.05% . . . . . . . . . . . . . . . . . . .         882,000
   592,000     Associates Corp. Master Variable Rate Note, Current Rate - 4.88%. . . . . . . . . . . . . . . . . .         592,000
                                                                                                                       -----------
                                                                                                                         1,474,000
                                                                                                                       -----------

               TIME DEPOSITS:
 2,972,064     First Bank (N.A.) Variable Rate Time Deposit, Current Rate - 4.81%. . . . . . . . . . . . . . . . .       2,972,064
                                                                                                                       -----------
               TOTAL SHORT-TERM INVESTMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13,611,848
                                                                                                                       -----------
               TOTAL INVESTMENTS IN SECURITIES (COST: $49,353,627) (b) . . . . . . . . . . . . . . . . . . . . . .     $68,452,886
                                                                                                                       -----------
                                                                                                                       -----------



       (a)     Presently not paying dividend income.
       (b)     At October 31, 1994, the cost of securities for federal income tax purposes was $49,353,627 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
               Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $20,529,701
               Unrealized depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,430,442)
               -------------------------------------------------------------------------------------------------------------------
               Net unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $19,099,259
               -------------------------------------------------------------------------------------------------------------------
       (c)     See Note A of accompanying Notes to Financial Statements regarding valuation of securities.
       (d)     Note: Percentage of investments as shown is the ratio of the total market value to total net assets.
               Market value of investments in foreign securities represents 5.13% of net assets as of October 31, 1994.

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments
October 31, 1994

EQUITY INVESTMENTS - 1.33%
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Market
  Shares                                                                                                  Cost (a)      Value (b)
-------------                                                                                            ----------     ----------
               COMMON STOCKS - .62%
     4,565     Boomtown, Inc (Warrants) (d). . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   28,942     $    9,130
     6,000     Casino Magic Finance Corp (Warrants) (d). . . . . . . . . . . . . . . . . . . . . . .          9,000          1,500
    26,670     Capital Gaming International (d). . . . . . . . . . . . . . . . . . . . . . . . . . .        133,350        190,024
    22,750     Capital Gaming International (Warrants) (d) . . . . . . . . . . . . . . . . . . . . .         35,440         68,250
    17,400     Drypers Corp (Warrants) (d) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         52,200         43,500
     5,397     Southland Corp (Warrants) (d) . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,991         13,830
    20,000     Speciality Equipment Companies, Inc(d). . . . . . . . . . . . . . . . . . . . . . . .        228,250        212,500
    28,500     Thrifty Payless Holdings, Inc (Warrants) (d). . . . . . . . . . . . . . . . . . . . .        160,500         71,250
                                                                                                         ----------     ----------
               TOTAL COMMON STOCK. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        649,673        609,984
                                                                                                         ----------     ----------

               PREFERRED STOCKS - .71%
    25,000     Terex Corp., (Warrants) (d) (g) . . . . . . . . . . . . . . . . . . . . . . . . . . .         50,000        300,000
    25,000     Terex Corp., Mandatory Redemption Stock (d) (g) . . . . . . . . . . . . . . . . . . .        575,000        400,000
                                                                                                         ----------     ----------
               TOTAL PREFERRED STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        625,000        700,000
                                                                                                         ----------     ----------
               TOTAL EQUITY INVESTMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,274,673     $1,309,984
                                                                                                         ----------     ----------

CORPORATE DEBT SECURITIES - 95.11%
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Standard
                                                                                          & Poor's
   Principal                                                                               Rating                        Market
    Amount                                                                              (Unaudited)       Cost (a)      Value (b)
-------------                                                                           ------------  ------------     ------------
               AUTOMOBILE AND MOTOR VEHICLE - 4.65%
$1,000,000     Aftermarket Technology Corp., 12.00% Sr Sub Note 8-1-2004 (f) . . . . . . .   B-         $ 1,000,000    $ 1,010,000
 1,000,000     Doehler Jarvis, Inc., 11.875% Sr Note 6-1-2002. . . . . . . . . . . . . . .   B            1,005,000      1,000,000
 1,200,000     Harvard Industries, Inc., 12.00% Sr Note 7-15-2004. . . . . . . . . . . . .   B            1,200,000      1,215,000
 1,500,000     Penda Corp., 10.75% Sr Note Ser B 3-1-2004. . . . . . . . . . . . . . . . .   B-           1,462,500      1,365,000
                                                                                                        -----------    -----------
                                                                                                          4,667,500      4,590,000
                                                                                                        -----------    -----------

               BEVERAGE - 5.53%
 1,500,000     All-American Bottling Corp., 13.00% Sr Secured Note 8-15-2001 . . . . . . .   B-           1,505,000      1,500,000
 1,800,000     Heileman Acquisition Co., 9.625% Sr Sub Note 1-31-2004. . . . . . . . . . .   B-           1,759,500      1,507,500
 1,000,000     PF Acquisition Corp. (Curtice-Burns Foods, Inc.), 12.25% Sr Sub
                 Note 2-1-2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   B            1,000,000      1,010,000
 1,500,000     Seven-Up/RC Bottling Co. of Southern CA, 11.50% Sr Secured Note 8-1-1999. .   B-           1,526,875      1,440,000
                                                                                                        -----------    -----------
                                                                                                          5,791,375      5,457,500
                                                                                                        -----------    -----------

               BUILDING MATERIALS - 5.01%
 1,000,000     Associated Materials, Inc., 11.50% Sr Sub Note 8-15-2003. . . . . . . . . .   B-           1,000,000        970,000
 1,000,000     Essex Group, Inc.,10.00% Sr Note 5-1-2003 . . . . . . . . . . . . . . . . .   B+           1,015,000        948,750
   750,000     Inter-City Products Corp., 9.75% Sr Secured Note 3-1-2000 . . . . . . . . .   B              645,000        682,500
 1,500,000     Nortek, Inc., 9.875% Sr Sub Note 3-1-2004 . . . . . . . . . . . . . . . . .   CCC          1,488,393      1,350,000
 1,000,000     Wickes Lumber Co., 11.625% Sr Sub Note 12-15-2003 . . . . . . . . . . . . .   B-             998,750        995,000
                                                                                                        -----------    -----------
                                                                                                          5,147,143      4,946,250
                                                                                                        -----------    -----------

               CHEMICALS - 1.17%
 2,000,000     Indspec Chemical Corp., 11.50% Sr Sub Disc Note Ser B 12-1-2003 (c) . . . .   B-           1,253,354      1,155,000
                                                                                                        -----------    -----------

               CONSUMER GOODS - 8.50%
 1,290,000     Allied Waste Industries, Inc., 10.75% Sr Sub Note 2-1-2004. . . . . . . . .   B            1,262,450      1,167,450
 1,300,000     Chattem, Inc., 12.75% Sr Sub Note Ser B 6-15-2004 . . . . . . . . . . . . .   B-           1,282,798      1,238,250
 1,200,000     Drypers Corp., 12.50% Sr Note Ser B 11-1-2002 . . . . . . . . . . . . . . .   B+           1,204,390      1,266,000
 1,250,000     Hosiery Corp. of America, Inc., 13.75% Sr Sub Note 8-1-2002 (f) . . . . . .   B-           1,235,973      1,234,750
   900,000     Mid-American Waste Systems, Inc., 12.25% Sr Sub Note 2-15-2003. . . . . . .   B              900,000        877,500
 1,550,000     Plastic Specialties & Technologies, Inc., 11.25% Sr Secured Note 12-1-2003.   B-           1,558,375      1,410,500
 1,200,000     Solon Automated Services, Inc., 12.75% Sr Note 7-15-2001. . . . . . . . . .   B+           1,211,750      1,188,000
                                                                                                        -----------    -----------
                                                                                                          8,655,736      8,382,450
                                                                                                        -----------    -----------

                                                                             13

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments (continued)
October 31, 1994

CORPORATE DEBT SECURITIES -- CONTINUED
-------------------------------------------------------------------------------
                                                                                    Standard
                                                                                    & Poor's
Principal                                                                             Rating                             Market
 Amount                                                                            (Unaudited)          Cost (a)        Value (b)
---------                                                                          -----------          --------        ---------
               CONTAINERS AND PACKAGING - 7.93%
$1,350,000     Crown Packaging Ltd., 10.75% Sr Secured Note Ser B11-1-2000 . . . . .    B             $  1,349,250     $ 1,353,375
 1,000,000     Domtar, Inc., 11.25% Sinking Fund Deb 9-15-2017 . . . . . . . . . . .    BB-                983,750       1,017,500
 1,250,000     IVEX Packaging Corp., 12.50% Sr Sub Note 12-15-2002 . . . . . . . . .    B-               1,296,530       1,268,750
 1,300,000     Mail-Well Corp., 10.50% Sr Sub Note 2-15-2004 (g) . . . . . . . . . .    B-               1,271,000       1,144,000
 1,250,000     Malette, Inc., 12.25% Sr Secured Note 7-15-2004 . . . . . . . . . . .    BB-              1,250,000       1,281,250
   952,000     Seminole Kraft Corp., 13.50% Sub Deb 10-15-1996 . . . . . . . . . . .    N/R                931,125         950,810
   800,000     Williamhouse-Regency of Delaware, Inc., 11.50% Sr Sub Deb 6-15-2005 .    B-                 789,500         808,000
                                                                                                      ------------     -----------
                                                                                                         7,871,155       7,823,685
                                                                                                      ------------     -----------
               ENERGY - .96%
 1,000,400     Presidio Oil Co., 11.50% Sr Secured Note 9-15-2000. . . . . . . . . .    CCC+             1,018,910         945,378
                                                                                                      ------------     -----------
               FOOD - GROCERY, MISCELLANEOUS - 7.28%
   900,000     Di Giorgio Corp., 12.00% Sr Note 2-15-2003. . . . . . . . . . . . . .    B                  927,500         900,000
 1,500,000     Envirodyne Industries, Inc., 10.25% Sr Note 12-1-2001 . . . . . . . .    B-               1,253,250       1,200,000
 1,000,000     Fresh Del Monte Produce N.V., 10.00% Note Ser A 5-1-2003. . . . . . .    B                  981,250         842,500
 1,400,000     Pilgrims Pride Corp., 10.875% Sr Sub Deb 8-1-2003 . . . . . . . . . .    B-               1,400,023       1,361,500
 2,000,000     Specialty Foods Corp., 11.25% Sr Sub Note 8-15-2003 . . . . . . . . .    B-               1,828,750       1,800,000
 2,000,000     White Rose Foods, Inc., 12.44% Sr Note 11-1-1998 (c). . . . . . . . .    B-               1,238,445       1,080,000
                                                                                                      ------------     -----------
                                                                                                         7,629,218       7,184,000
                                                                                                      ------------     -----------
               LEISURE TIME - AMUSEMENTS - 11.07%
 1,350,000     Boomtown, Inc., 11.50% First Mtg Note 11-1-2003 . . . . . . . . . . .    B+               1,284,308       1,171,125
 1,000,000     Capital Gaming International, 11.50% Secured Note 2-1-2001. . . . . .    NR                 964,560         690,000
 1,100,000     Casino Magic Finance Corp., 11.50% First Mtg Note Ser B 10-15-2001. .    B+               1,075,500         750,750
 1,000,000     GNF Corp., 10.625% 1st Mtg Note 4-1-2003. . . . . . . . . . . . . . .    BB                 530,000         570,000
 1,000,000     HWCC-Tunica, Inc., 13.50% First Mtg Note 9-30-1998 (f). . . . . . . .    NR               1,000,000         800,000
 1,558,000     Hemmeter Enterprises, Inc., 12.00% Sr Secured Note 12-15-2000
                   (Interest is Payable in Kind) (g) . . . . . . . . . . . . . . . .    NR               1,386,297         952,571
 2,000,000     Lady Luck Gaming Finance Corp.,10.50% First Mtg Note 3-1-2001 . . . .    B+               1,330,000         720,000
       600     Live Entertainment, Inc., 10.00% Sr Secured Increasing Rate
                   Note 3-23-1999. . . . . . . . . . . . . . . . . . . . . . . . . .    NR                     818             300
 1,500,000     PRT Funding Corp., 11.625% Sr Note 4-15-2004. . . . . . . . . . . . .    B-               1,384,500         960,000
 1,250,000     Roadmaster Industries, Inc., 11.75% Sr Sub Note 7-15-2002 . . . . . .    B-               1,250,000       1,218,750
 1,500,000     Trump Plaza Funding, Inc., 10.875% First Mtg Note 6-15-2001 . . . . .    B                1,233,695       1,087,500
 1,816,268     Trump Taj Mahal Funding, Inc., 11.35% First Mtg Note 11-15-1999
                   (Interest is 9.375% cash and 1.975% Payable in Kind). . . . . . .    N/R              1,651,454       1,159,586
 1,544,000     Trump's Castle Funding, Inc., 11.75% First Mtg Bond 11-15-2003. . . .    N/R              1,307,998         833,760
                                                                                                      ------------     -----------
                                                                                                        14,399,130      10,914,342
                                                                                                      ------------     -----------
               MACHINERY - 5.34%
 1,000,000     Specialty Equipment Companies, Inc., 11.375% Sr Sub Note 12-1-2003. .    B-               1,000,000         995,000
 1,300,000     Spreckels Industries, Inc., 11.50% Sr Secured Note 9-1-2000 . . . . .    B                1,310,875       1,235,000
 2,155,000     Terex Corp., 13.00% Sr Secured Note 8-1-1996 (g). . . . . . . . . . .    N/R              1,822,050       2,090,350
 1,000,652     Thermadyne Industries, Inc., 10.75% Sr Sub Note 11-1-2003 . . . . . .    CCC                962,827         940,613
                                                                                                      ------------     -----------
                                                                                                         5,095,752       5,260,963
                                                                                                      ------------     -----------
               MEDIA - 4.43%
 2,000,000     American Telecasting, Inc., 12.75% Sr Sub Disc Note 6-15-2004 (c) . .    CCC+             1,121,249         945,000
 2,387,178     Falcon Holding Group, Inc., L.P., 11.00% Sr Sub Note
                   Ser B 9-15-2003 (Interest is Payable in Kind) . . . . . . . . . .    N/R              2,385,458       2,184,002
 2,000,000     Marvel (Parent) Holdings, Inc., 12.25% Sr Secured Disc
                   Note 4-15-1998 (c). . . . . . . . . . . . . . . . . . . . . . . .    B                1,331,197       1,240,000
                                                                                                      ------------     -----------
                                                                                                         4,837,904       4,369,002
                                                                                                      ------------     -----------
               METALS - MINING AND MISCELLANEOUS - 5.27%
 1,000,000     Bayou Steel Corp., 10.25% First Mtg Note 3-1-2001 . . . . . . . . . .    B                1,000,000         937,500
 1,250,000     Haynes International, Inc., 11.25% Sr Secured Ser A Note 6-15-1998. .    CCC+             1,226,250       1,062,500
 1,000,000     Horsehead Industries, Inc., 15.75% Sr Sub Ext Reset Note 6-1-1997 . .    CCC-               991,250       1,030,000
 1,250,000     Renco Metals, Inc., 12.00% Sr Note 7-15-2000. . . . . . . . . . . . .    B+               1,235,000       1,171,875
 1,000,000     Sheffield Steel Corp., 12.00% First Mtg Note 11-1-2001
                   (and warrants). . . . . . . . . . . . . . . . . . . . . . . . . .    B-               1,000,000         990,000
                                                                                                      ------------     -----------
                                                                                                         5,452,500       5,191,875
                                                                                                      ------------     -----------

CORPORATE DEBT SECURITIES -- CONTINUED
-------------------------------------------------------------------------------
                                                                                    Standard
                                                                                    & Poor's
Principal                                                                             Rating                             Market
 Amount                                                                            (Unaudited)          Cost (a)        Value (b)
---------                                                                          -----------          --------        ---------
               RESTAURANTS AND FRANCHISING - 3.54%
$1,000,000     Carrols Corp., 11.50% Sr Note 8-15-2003 . . . . . . . . . . . . . . .    B+            $  1,000,000     $   935,000
 1,000,000     Family Restaurants, Inc., 9.75% Sr Note 2-1-2002. . . . . . . . . . .    B                  986,375         850,000
 2,002,000     Flagstar Corp., 11.25% Sr Sub Deb 11-1-2004 . . . . . . . . . . . . .    CCC+             1,977,780       1,701,700
                                                                                                      ------------     -----------
                                                                                                         3,964,155       3,486,700
                                                                                                      ------------     -----------
               RETAIL - 12.49%
 2,000,000     Almacs, Inc., 13.00% Sr Sec Note 8-1-2000 (d) . . . . . . . . . . . .    D                  450,000         100,000
 1,000,000     Cumberland Farms, 10.50% Secured Note 10-1-2003 (e) . . . . . . . . .    N/R                927,500         840,000
 2,150,000     Farm Fresh, Inc., 12.25% Sr Note 10-1-2000. . . . . . . . . . . . . .    B-               2,215,000       1,859,750
 2,500,000     Grand Union Co., 12.25% Sr Sub Note 7-15-2002 . . . . . . . . . . . .    CCC+             2,392,562       1,750,000
 1,000,000     Kash N' Karry, Inc., 12.375% Sr Note 2-1-1999 (d) . . . . . . . . . .    D                  890,000         815,000
 1,300,000     Mayfair Supermarkets, Inc., 11.75% Sr Sub Note 3-20-2003. . . . . . .    B-               1,332,500       1,131,000
 1,250,000     Pantry (The), Inc., 12.00% Sr Note Ser B 11-15-2000 . . . . . . . . .    B                1,243,750       1,200,000
   350,000     Pay 'N' Pak Stores, Inc., 13.50% Sr Sub Deb 6-1-1998 (d). . . . . . .    D                  350,000           1,750
 1,500,000     Purity Supreme, Inc., 11.75% Sr Secured Note 8-1-1999 (and warrants).    CCC+             1,469,384       1,267,500
 1,000,000     Stater Brother, Inc.,11.00% Sr Note 3-1-2001. . . . . . . . . . . . .    B+               1,000,000         935,000
 1,750,000     Thrifty Payless, Inc., 12.25% Sr Sub Note 4-15-2004 . . . . . . . . .    B-               1,587,938       1,662,500
 1,000,000     Victory Markets, Inc., 12.50% Sub Exchange Note 3-15-2000 . . . . . .    N/R                870,000         750,000
                                                                                                      ------------     -----------
                                                                                                        14,728,634      12,312,500
                                                                                                      ------------     -----------
               TECHNOLOGY - 4.73%
 2,250,000     Computervision Corp., 11.375% Sr Sub Note 8-15-1999 . . . . . . . . .    CCC+             1,942,188       1,890,000
 1,600,000     Genicom Corp., 12.50% Sr Sub Note 2-15-1997 . . . . . . . . . . . . .    N/R              1,419,000       1,472,000
 1,450,000     U.S. Banknote Corp., 11.625% Sr Note Ser B 8-1-2002 . . . . . . . . .    B+               1,375,978       1,297,750
                                                                                                      ------------     -----------
                                                                                                         4,737,166       4,659,750
                                                                                                      ------------     -----------
               TEXTILE MANUFACTURING - 1.86%
 1,000,000     Synthetic Industries, Inc., 12.75% Sr Sub 12-1-2002 . . . . . . . . .    B-               1,005,555         975,000
 1,000,000     U.S. Leather, Inc., 10.25% Sr Note 7-31-2003. . . . . . . . . . . . .    B+                 991,192         860,000
                                                                                                      ------------     -----------
                                                                                                         1,996,747       1,835,000
                                                                                                      ------------     -----------
               TOBACCO - 1.58%
 2,250,000     Liggett Group, Inc., 11.50% Ser B Secured Note 2-1-1999 . . . . . . .    N/R              1,664,750       1,530,000
    29,000     Liggett Group, Inc., 16.50% Sr Sec Resettable Note Ser C 2-1-1999 . .    N/R                 29,000          24,650
                                                                                                      ------------     -----------
                                                                                                         1,693,750       1,554,650
                                                                                                      ------------     -----------
               TRANSPORTATION - 3.77%
   350,000     Continental Airlines, Inc., 12.125% Secured Equip. Trust Certificate
                   4-15-1996 (d) . . . . . . . . . . . . . . . . . . . . . . . . . .    N/R                141,213          80,500
 1,750,000     GPA Delaware, Inc., 8.75% Deb 12-15-1998. . . . . . . . . . . . . . .    CCC+             1,445,000       1,435,000
 1,250,000     K & F Industries, Inc., 11.875% Sr Secured Note 12-1-2003 . . . . . .    B+               1,185,000       1,221,875
 1,000,000     Petro PSC Properties L.P., 12.50% Sr Note 6-1-2002 (and warrants) . .    B                  999,500         982,500
                                                                                                      ------------     -----------
                                                                                                         3,770,713       3,719,875
                                                                                                      ------------     -----------
               TOTAL CORPORATE DEBT SECURITIES . . . . . . . . . . . . . . . . . . .                   102,710,842      93,788,920
                                                                                                      ------------     -----------
               TOTAL LONG-TERM INVESTMENTS . . . . . . . . . . . . . . . . . . . . .                  $103,985,515     $95,098,904
                                                                                                      ------------     -----------

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments (continued)
October 31, 1994

SHORT-TERM INVESTMENTS - 0.90%
-------------------------------------------------------------------------------
Principal                                                                                                                Market
 Amount                                                                                                                 Value (b)
---------                                                                                                               ---------
               MASTER NOTES:
$  699,000     Goldman Sachs Master Variable Rate Note, Current Rate - 5.05% . . . . . . . . . . . . . . . . . .       $   699,000
   189,000     Associates Corp. Master Variable Rate Note - 4.88%. . . . . . . . . . . . . . . . . . . . . . . .           189,000
                                                                                                                       -----------
               TOTAL SHORT-TERM INVESTMENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           888,000
                                                                                                                       -----------
               TOTAL INVESTMENTS IN SECURITIES (COST: $104,873,515). . . . . . . . . . . . . . . . . . . . . . .       $95,986,904
                                                                                                                       -----------
                                                                                                                       -----------


(a) At October 31, 1994, the cost of securities for federal income tax purposes was $104,873,515 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation . . . . . . . . . . . . . . . . . . . .  $ 1,104,230
Unrealized depreciation . . . . . . . . . . . . . . . . . . . .   (9,990,841)
-----------------------------------------------------------------------------
Net unrealized depreciation . . . . . . . . . . . . . . . . . .  $(8,886,611)
-----------------------------------------------------------------------------

(b) See Note A of accompanying Notes to Financial Statements regarding valuation of securities.
(c) The interest rates disclosed for zero coupon issues represent effective yields on the date of acquisition.
(d) Presently non-income producing. For corporate debt securities, items identified are in default as to payment of interest and/or principal.
(e) The fund entered into the following restricted security transactions: On February 2,1994, the fund purchased $1,000,000 par of Cumberland Farms with a cost basis of $927,500. This private placement represents all of the restricted illiquid securities owned by the fund and is equal to .85% of net assets. See Note A of accompanying Notes to Financial Statements.
(f) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." These investments have been identified by portfolio management as illiquid securities. The value of these securities at October 31,1994 is $4,054,750 which represents 4.11% of net assets.
(g) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accredited investors." Pursuant to guidelines adopted by the Board of Directors, these issues are determined to be liquid.
(h) Note: Percentage of investments as shown is the ratio of the total market value to total net assets.

FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO
Schedule of Investments
October 31, 1994

LONG-TERM DEBT SECURITIES -- 95.57%
-------------------------------------------------------------------------------
                                                                                    Standard
                                                                                    & Poor's
Principal                                                                             Rating                             Market
 Amount                                                                            (Unaudited)          Cost (a)        Value (b)
---------                                                                          -----------          --------        ---------
ASSET-BACKED SECURITIES - 12.31%
$ 2,000,000    Green Tree Financial Corp., 7.65% Ser 1994-1 Sr Sub
                   Pass Thru Certificates Class A-5, 4-15-2019 . . . . . . . . .        Aa2*          $  1,992,378    $  1,813,536
 30,000,000    Kidder Peabody Acceptance Corp., 1994-C1 Class AX-P,
                   7.76% Net Interest Margin Commercial Mtg PassThru
                   Certificates 2-1-2006 (h) . . . . . . . . . . . . . . . . . .        AAA              1,470,712       1,481,370
 38,996,000    Nomura Asset Securities Corp., 1994-MD1 Class AX-2,
                   8.20% Net Interest Margin Commercial Mtg Pass Thru
                   Certificates 3-15-2015 (h). . . . . . . . . . . . . . . . . .        AA               1,532,155       1,481,692
  1,865,889    Prudential Home Mortgage Corp., 1989-7 A1 10.00% 10-25-2019 . . .        AA               1,892,266       1,931,015
  1,857,649    Residential Resources Inc., Ser 14 Class A, 9.50% 12-1-2018 . . .        AAA              1,903,831       1,913,971
                                                                                                      ------------     -----------
                                                                                                         8,791,342       8,621,584
                                                                                                      ------------     -----------
U.S. GOVERNMENT AND AGENCIES - 83.26%
               FEDERAL HOME LOAN BANK - 4.76%
  3,500,000    7.31% Bond 6-16-2004. . . . . . . . . . . . . . . . . . . . . . .                         3,512,096       3,330,544
                                                                                                      ------------     -----------
               FEDERAL HOME LOAN MORTGAGE CORPORATION - 9.30%
               MORTGAGE BACKED SECURITIES:
    498,328    9.00% 2001-2018 . . . . . . . . . . . . . . . . . . . . . . . . .                           479,952         508,137
  2,036,990    9.50% 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         2,187,259       2,120,378
    266,532    11.25% 2014 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           287,972         288,437
    546,052    11.50% 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           585,091         595,025
    383,946    12.50% 2019 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           418,181         426,540
                                                                                                      ------------     -----------
                                                                                                         3,958,455       3,938,517
                                                                                                      ------------     -----------
               REMICS:
  1,208,608    1.29% #1711-K Principal Only Strip 2024 (f) . . . . . . . . . . .                           905,110         229,636
  2,081,414    6.66% #1685-Z 2023 (e). . . . . . . . . . . . . . . . . . . . . .                         1,911,138       1,292,568
     53,002    12.87% #1364-l Interest Only Strip I/O-ette 2005 (f). . . . . . .                           546,244       1,055,273
                                                                                                      ------------     -----------
                                                                                                         3,362,492       2,577,477
                                                                                                      ------------     -----------
                                                                                                         7,320,947       6,515,994
                                                                                                      ------------     -----------
               FEDERAL NATIONAL MORTGAGE ASSOCIATION - 20.38%
               MORTGAGE BACKED SECURITIES:
  2,307,960    8.50% 2022. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         2,441,012       2,287,043
    528,366    10.50% 2014 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           565,556         569,479
    456,277    11.50% 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           499,810         502,047
    346,561    12.00% 2011 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           382,177         383,925
    373,673    12.50% 2015 . . . . . . . . . . . . . . . . . . . . . . . . . . .                           418,562         416,762
                                                                                                      ------------     -----------
                                                                                                         4,307,117       4,159,256
                                                                                                      ------------     -----------
               REMICS:
  2,730,276    4.15% Inverse COFI Floating Rate 2022 (g) . . . . . . . . . . . .                         1,580,398         773,009
  2,460,000    7.50% Trust #1992-41K 2021. . . . . . . . . . . . . . . . . . . .                         2,576,618       2,241,254
  3,000,000    7.50% Trust #1992-43E 2022. . . . . . . . . . . . . . . . . . . .                         3,143,501       2,736,447
  2,833,703    9.98% Inverse COFI Floating Rate 2008 (g) . . . . . . . . . . . .                         1,765,033       1,775,935
  3,177,226    10.52% Inverse COFI Floating Rate 2008 (g). . . . . . . . . . . .                         3,290,165       2,430,578
    150,127    13.50% Trust #1989-98G 2017 . . . . . . . . . . . . . . . . . . .                           172,751         159,452
                                                                                                      ------------     -----------
                                                                                                        12,528,466      10,116,675
                                                                                                      ------------     -----------
                                                                                                        16,835,583      14,275,931
                                                                                                      ------------     -----------
               GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 17.13%
  1,845,409    7.50% 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         1,933,942       1,712,192
  2,145,332    7.50% 2023. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         2,236,889       1,990,465
    564,747    8.00% 2017. . . . . . . . . . . . . . . . . . . . . . . . . . . .                           565,231         541,099
  3,779,990    8.00% 2022. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         3,895,592       3,621,703
    615,038    9.00% 2016. . . . . . . . . . . . . . . . . . . . . . . . . . . .                           653,350         620,611
  1,722,043    Fleet Mtg Securities Class D, 9.125% 2018 (GNMA Backed) . . . . .                         1,762,741       1,768,846
  1,665,611    9.50% 2016. . . . . . . . . . . . . . . . . . . . . . . . . . . .                         1,764,999       1,740,043
                                                                                                      ------------     -----------
                                                                                                        12,812,744      11,994,959
                                                                                                      ------------     -----------

*Moody's Rating

FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO
Schedule of Investments (continued)
October 31, 1994

LONG-TERM DEBT SECURITIES -- CONTINUED
-------------------------------------------------------------------------------
Principal                                                                                                                Market
 Amount                                                                                                 Cost (a)        Value (b)
---------                                                                                               --------        ---------
               RESOLUTION FUNDING CORPORATION - 1.99%
$7,000,000     7.355% Zero Coupon Strip 2014 (c)                                                      $  1,690,755     $ 1,396,563
                                                                                                      ------------     -----------
               U.S. TREASURY NOTES - 29.70%
 5,000,000     7.50% 2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,214,659       4,962,500
 2,000,000     8.50% 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,298,152       2,090,622
 5,000,000     8.75% 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          5,325,017       5,214,055
 4,500,000     9.00% 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,891,568       4,741,875
 3,650,000     9.375% 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,825,045       3,792,573
                                                                                                      ------------     -----------
                                                                                                        21,554,441      20,801,625
                                                                                                      ------------     -----------
               TOTAL U.S. GOVERNMENT AND AGENCIES . . . . . . . . . . . . . . . . . . . . . . .         63,726,566      58,315,616
                                                                                                      ------------     -----------
               TOTAL LONG-TERM DEBT SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . .        $72,517,908     $66,937,200
                                                                                                      ------------     -----------


SHORT-TERM INVESTMENTS - 2.51%
-------------------------------------------------------------------------------
Principal                                                                                                                Market
 Amount                                                                                                                 Value (b)
---------                                                                                                               ---------
               MASTER NOTE:
$1,760,000     Associates Corp. Master Variable Rate Note, Current Rate - 4.88% . . . . . . . . . . . . . . . . .      $ 1,760,000
                                                                                                                       -----------
               TOTAL INVESTMENTS IN SECURITIES (COST: $74,277,908) (A). . . . . . . . . . . . . . . . . . . . . .      $68,697,200
                                                                                                                       -----------
                                                                                                                       -----------


(a) At October 31, 1994, the cost of securities for federal income tax purposes was $74,955,627 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation . . . . . . . . . . . . . . . . . .     $   626,570
Unrealized depreciation . . . . . . . . . . . . . . . . . .      (6,884,997)
----------------------------------------------------------------------------
Net unrealized depreciation . . . . . . . . . . . . . . . .     $(6,258,427)
----------------------------------------------------------------------------

(b) See Note A of accompanying Notes to Financial Statements regarding valuation of securities.
(c) The interest rate disclosed for zero coupon securities represent the original issue discount yields on the date of acquisition.
(d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets.
(e) Z-Tranche securities pay no principal or interest during their initial accrual period, but accrue additional principal at a specified coupon rate. The interest rate disclosed represents the coupon rate at which the additional principal is being accrued.
(f) The interest rates disclosed for interest only and principal only strips represent effective yields at October 31, 1994 based upon the current cost basis, estimated timing and, in the case of interest only strips, amount of future cash flows. These investments have been identified by portfolio management as illiquid securities. The aggregate value of these securities at October 31, 1994 is $1,284,909 which represents 1.83% of total net assets.
(g) Inverse floaters represent securities that pay interest at a rate that increases (decreases) with a decline (increase) in a specified index. Interest rates disclosed are the rates in effect on October 31, 1994.
(h) Net interest margin securities entitle the holder to cash flows on the interest spread on a securitized pool of loans. The interest rates disclosed for these securities represent effective yields at October 31, 1994, based upon the current cost basis, estimated timing and amount of future cash flows. These investments have been identified by portfolio management as illiquid securities. The aggregate value of these securities at October 31, 1994 is $2,963,062 which represents 4.23% of net assets.

FORTIS ADVANTAGE PORTFOLIOS, INC.


Statements of Assets and Liabilities
October 31, 1994

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       GOVERNMENT
                                                                            ASSET          CAPITAL         HIGH          TOTAL
                                                                          ALLOCATION    APPRECIATION       YIELD         RETURN
                                                                           PORTFOLIO      PORTFOLIO      PORTFOLIO      PORTFOLIO
                                                                         ------------   ------------   ------------   ------------
ASSETS:
 Investments in securities, as detailed in the accompanying schedule, at market (cost $102,486,672; $49,353,627; $104,873,515; and
   $74,277,908, respectively) (Note A) . . . . . . . . . . . . . . . .   $117,148,934   $ 68,452,886   $ 95,986,904   $ 68,697,200
 Cash on deposit with custodian. . . . . . . . . . . . . . . . . . . .        124,128            892        149,311            336
 Receivables:
   Investment securities sold. . . . . . . . . . . . . . . . . . . . .      2,052,646         96,250        719,742      3,158,660
   Interest and dividends. . . . . . . . . . . . . . . . . . . . . . .      1,268,897         21,437      3,277,911        962,576
   Subscriptions of capital stock. . . . . . . . . . . . . . . . . . .        203,607        100,358        226,721          7,143
 Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . .         55,284         51,597         56,025         42,944
                                                                         ------------   ------------   ------------   ------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    120,853,496     68,723,420    100,416,614     72,868,859
                                                                         ------------   ------------   ------------   ------------
LIABILITIES:
 Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . .             --             --        327,754        186,275
 Payable for investment advisory and management fees . . . . . . . . .         96,628         56,279         62,279         47,333
 Payable for investment securities purchased . . . . . . . . . . . . .        998,750         82,500      1,235,000      1,763,980
 Distribution fees payable . . . . . . . . . . . . . . . . . . . . . .         44,799         25,326         29,016         21,098
 Redemptions of capital stock. . . . . . . . . . . . . . . . . . . . .        304,801        200,231        140,904        794,582
 Accounts payable and accrued expenses . . . . . . . . . . . . . . . .         13,646          7,380         10,738         14,311
                                                                         ------------   ------------   ------------   ------------
TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . . . .      1,458,624        371,716      1,805,691      2,827,579
                                                                         ------------   ------------   ------------   ------------
NET ASSETS:
 Net proceeds of capital stock, par value $.01 per share - authorized
   20,000,000,000 shares; outstanding 8,265,974; 2,965,225;
   12,481,711; and 9,058,615 shares, respectively. . . . . . . . . . .    103,502,159     49,679,236    108,003,632     86,813,590
 Unrealized appreciation (depreciation) of investments . . . . . . . .     14,662,262     19,099,259     (8,886,611)    (5,580,708)
 Undistributed (excess distribution of) net investment income. . . . .        492,397             --        199,411       (186,275)
 Accumulated net realized gain (loss) on investments . . . . . . . . .        738,054       (426,791)      (705,509)   (11,005,327)
                                                                         ------------   ------------   ------------   ------------
Total Net Assets . . . . . . . . . . . . . . . . . . . . . . . . . . .   $119,394,872  $ 68,351,704    $ 98,610,923   $ 70,041,280
                                                                         ------------   ------------   ------------   ------------
                                                                         ------------   ------------   ------------   ------------
Net Asset Value Per Share. . . . . . . . . . . . . . . . . . . . . . .         $14.44         $23.05         $ 7.90          $7.73
                                                                         ------------   ------------   ------------   ------------
                                                                         ------------   ------------   ------------   ------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                                                               19

FORTIS ADVANTAGE PORTFOLIOS, INC.


Statements of Operations
For the Year Ended October 31, 1994

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    GOVERNMENT
                                                                           ASSET         CAPITAL        HIGH         TOTAL
                                                                         ALLOCATION   APPRECIATION      YIELD        RETURN
                                                                          PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                                         -----------   -----------   -----------   ------------
NET INVESTMENT INCOME:
 Income:
   Interest income . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 4,436,503   $   574,312   $10,368,664   $  5,813,251
   Dividend income . . . . . . . . . . . . . . . . . . . . . . . . . .       242,847        41,760            --             --
   Fee income (Note A) . . . . . . . . . . . . . . . . . . . . . . . .            --            --            --        248,135
                                                                         -----------   -----------   -----------   ------------
 Total Income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,679,350       616,072    10,368,664      6,061,386
                                                                         -----------   -----------   -----------   ------------
 Expenses:
   Investment advisory and management fees (Note B). . . . . . . . . .     1,103,566       607,491       685,802        633,248
   Distribution fees (Note B). . . . . . . . . . . . . . . . . . . . .       508,256       273,371       317,900        283,848
   Legal and auditing fees (Note B). . . . . . . . . . . . . . . . . .        26,691        19,800        30,200         30,000
   Custodian fees. . . . . . . . . . . . . . . . . . . . . . . . . . .        31,852        19,100        24,000         29,700
   Reports to shareholders . . . . . . . . . . . . . . . . . . . . . .        31,931        32,075        20,939         24,900
   Registration fees . . . . . . . . . . . . . . . . . . . . . . . . .        31,516        22,675        29,830         22,414
   Directors' fees and expenses. . . . . . . . . . . . . . . . . . . .         7,840         5,225         6,220          6,330
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         6,827         4,316         5,001          6,718
                                                                         -----------   -----------   -----------   ------------
 Total Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,748,479       984,053     1,119,892      1,037,158
                                                                         -----------   -----------   -----------   ------------
NET INVESTMENT INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . .     2,930,871     (367,981)     9,248,772      5,024,228
                                                                         -----------   -----------   -----------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE A):
 Net realized gain (loss) from security transactions . . . . . . . . .       788,635     (426,791)       806,811     (4,120,660)
 Net change in unrealized appreciation (depreciation) of investments .    (2,994,032)   (4,853,816)   (9,512,273)    (7,013,797)
                                                                         -----------   -----------   -----------   ------------
NET LOSS ON INVESTMENTS. . . . . . . . . . . . . . . . . . . . . . . .    (2,205,397)   (5,280,607)   (8,705,462)   (11,134,457)
                                                                         -----------   -----------   -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS. . . .   $   725,474   $(5,648,588)  $   543,310   $ (6,110,229)
                                                                         -----------   -----------   -----------   ------------
                                                                         -----------   -----------   -----------   ------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.
Statements of Changes in Net Assets


ASSET ALLOCATION PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                      FOR THE YEAR ENDED
                                                                             OCTOBER 31, 1994   OCTOBER 31, 1993
                                                                             ----------------   ----------------
OPERATIONS:
 Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .     $  2,930,871       $  2,852,764
 Net realized gain from security transactions. . . . . . . . . . . . . . .          788,635          5,221,585
 Net change in unrealized appreciation (depreciation) of investments . . .       (2,994,032)         5,176,809
                                                                               ------------       ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS . . . . . . . . . . .          725,474         13,251,158
                                                                               ------------       ------------
DISTRIBUTIONS TO SHAREHOLDERS:
 From net investment income. . . . . . . . . . . . . . . . . . . . . . . .       (2,556,356)        (3,427,300)
 From realized gains on investments. . . . . . . . . . . . . . . . . . . .       (5,171,318)                --
                                                                               ------------       ------------
TOTAL DISTRIBUTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .       (7,727,674)        (3,427,300)
                                                                               ------------       ------------
CAPITAL STOCK TRANSACTIONS:
 Proceeds from sales of 2,102,540 and 1,764,331 shares, respectively
  (Note B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       30,350,907         25,531,620
 Proceeds from 485,931 and 211,040 shares, respectively, issued as a
  result of reinvested dividends . . . . . . . . . . . . . . . . . . . . .        6,992,258          3,021,821
 Less cost of repurchase of 1,354,658 and 1,348,119 shares, respectively .      (19,434,221)       (19,562,929)
                                                                               ------------       ------------
NET INCREASE OF 1,233,813 AND 627,252 SHARES, RESPECTIVELY . . . . . . . .       17,908,944          8,990,512
                                                                               ------------       ------------
TOTAL INCREASE IN NET ASSETS . . . . . . . . . . . . . . . . . . . . . . .       10,906,744         18,814,370
NET ASSETS:
 Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .      108,488,128         89,673,758
                                                                               ------------       ------------
 End of year (including undistributed net investment income of $492,397
  and $76,194, respectively) . . . . . . . . . . . . . . . . . . . . . . .     $119,394,872       $108,488,128
                                                                               ------------       ------------
                                                                               ------------       ------------



CAPITAL APPRECIATION PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                      FOR THE YEAR ENDED
                                                                             OCTOBER 31, 1994   OCTOBER 31, 1993
                                                                             ----------------   ----------------
OPERATIONS:
 Net investment loss . . . . . . . . . . . . . . . . . . . . . . . . . . .     $    (367,981)     $   (612,845)
 Net realized gain (loss) from security transactions . . . . . . . . . . .          (426,791)        4,202,215
 Net change in unrealized appreciation (depreciation) of investments . . .        (4,853,816)       11,960,937
                                                                               -------------      ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS. . . . . .        (5,648,588)       15,550,307
                                                                               -------------      ------------
DISTRIBUTIONS TO SHAREHOLDERS:
 From realized gains on investments. . . . . . . . . . . . . . . . . . . .        (3,890,570)               --
                                                                               -------------      ------------
CAPITAL STOCK TRANSACTIONS:
 Proceeds from sales of 1,429,148 and 1,325,002 shares, respectively
  (Note B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        33,401,050        30,657,726
 Proceeds from 160,390 and 0 shares, respectively, issued as a result of
  reinvested dividends . . . . . . . . . . . . . . . . . . . . . . . . . .         3,804,448                --
 Less cost of repurchase of 758,288 and 1,367,450 shares, respectively . .       (17,748,768)      (30,980,896)
                                                                               -------------      ------------
NET INCREASE (DECREASE) OF 831,250 AND (42,448) SHARES, RESPECTIVELY . . .        19,456,730          (323,170)
                                                                               -------------      ------------
TOTAL INCREASE IN NET ASSETS . . . . . . . . . . . . . . . . . . . . . . .         9,917,572        15,227,137
NET ASSETS:
 Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .        58,434,132        43,206,995
                                                                               -------------      ------------
 End of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 68,351,704      $ 58,434,132
                                                                               -------------      ------------
                                                                               -------------      ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                                            21

FORTIS ADVANTAGE PORTFOLIOS, INC.
Statements of Changes in Net Assets

HIGH YIELD PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                      FOR THE YEAR ENDED
                                                                             OCTOBER 31, 1994   OCTOBER 31, 1993
                                                                             ----------------   ----------------
OPERATIONS:
 Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .     $  9,248,772       $  5,984,100
 Net realized gain from security transactions. . . . . . . . . . . . . . .          806,811          2,740,132
 Net change in unrealized appreciation (depreciation) of investments . . .       (9,512,273)         1,743,520
                                                                               ------------       ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS . . . . . . . . . . .          543,310         10,467,752
                                                                               ------------       ------------
DISTRIBUTIONS TO SHAREHOLDERS:
 From net investment income  . . . . . . . . . . . . . . . . . . . . . . .       (9,506,269)        (6,081,382)
 Excess distributions of net realized gains (Note A) . . . . . . . . . . .          (45,321)           (75,346)
                                                                               ------------       ------------
TOTAL DISTRIBUTIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .       (9,551,590)        (6,156,728)
                                                                               ------------       ------------
CAPITAL STOCK TRANSACTIONS:
 Proceeds from sales of 6,891,317 and 4,573,833 shares, respectively
  (Note B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       58,803,866         38,442,664
 Proceeds from 719,057 and 453,562 shares, respectively, issued as a
  result of reinvested dividends . . . . . . . . . . . . . . . . . . . . .        6,047,165          3,810,290
 Less cost of repurchase of 3,616,490 and 2,245,379 shares, respectively .      (30,627,114)       (18,796,643)
                                                                               ------------       ------------
NET INCREASE OF 3,993,884 AND 2,782,016 SHARES, RESPECTIVELY . . . . . . .       34,223,919         23,456,311
                                                                               ------------       ------------
TOTAL INCREASE IN NET ASSETS . . . . . . . . . . . . . . . . . . . . . . .       25,215,639         27,767,335
NET ASSETS:
 Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .       73,395,284         45,627,949
                                                                               ------------       ------------
 End of year (including undistributed net investment income of $199,411
  and $257,497, respectively). . . . . . . . . . . . . . . . . . . . . . .     $ 98,610,923       $ 73,395,284
                                                                               ------------       ------------
                                                                               ------------       ------------



GOVERNMENT TOTAL RETURN PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                                      FOR THE YEAR ENDED
                                                                             OCTOBER 31, 1994   OCTOBER 31, 1993
                                                                             ----------------   ----------------
OPERATIONS:
 Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .     $  5,024,228       $  5,325,692
 Net realized gain (loss) from security transactions . . . . . . . . . . .       (4,120,660)         3,170,933
 Net change in unrealized appreciation (depreciation) of investments . . .       (7,013,797)           184,179
                                                                               ------------       ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS. . . . . .       (6,110,229)         8,680,804
                                                                               ------------       ------------
DISTRIBUTIONS TO SHAREHOLDERS:
 From net investment income. . . . . . . . . . . . . . . . . . . . . . . .       (5,025,096)        (5,420,854)
 Excess distributions of net realized gains (Note A) . . . . . . . . . . .       (1,152,236)        (1,897,036)
                                                                               ------------       ------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS. . . . . . . . . . . . . . . . . . . .       (6,177,332)        (7,317,890)
                                                                               ------------       ------------
CAPITAL STOCK TRANSACTIONS:
 Proceeds from sales of 690,778 and 1,042,217 shares, respectively
  (Note B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,875,894          9,451,398
 Proceeds from 433,482 and 503,314 shares, respectively, issued as a
  result of reinvested dividends . . . . . . . . . . . . . . . . . . . . .        3,609,513          4,537,547
 Less cost of repurchase of 2,074,479 and 2,158,038 shares, respectively .      (17,294,834)       (19,549,212)
                                                                               ------------       ------------
NET DECREASE OF 950,219 AND 612,507 SHARES, RESPECTIVELY . . . . . . . . .       (7,809,427)        (5,560,267)
                                                                               ------------       ------------
TOTAL DECREASE IN NET ASSETS . . . . . . . . . . . . . . . . . . . . . . .      (20,096,988)        (4,197,353)
NET ASSETS:
 Beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .       90,138,268         94,335,621
                                                                               ------------       ------------
 End of year (including distributions in excess of net investment income
  of $186,275 and $2,648, respectively). . . . . . . . . . . . . . . . . .     $ 70,041,280       $ 90,138,268
                                                                               ------------       ------------
                                                                               ------------       ------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


FORTIS ADVANTAGE PORTFOLIOS, INC
Notes to Financial Statements


-------------------------------------------------------------------------------

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Fortis Advantage
    Portfolios, Inc. ("Fortis Advantage") is a diversified, open-end management investment company which currently is comprised of four separate investment portfolios and series of capital stock: Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio, and Government Total Return Portfolio, each of which has different investment objectives and its own investment portfolio and net asset value. The articles of incorporation of Fortis Advantage permits the Board of Directors to create additional portfolios in the future.

    SECURITY VALUATION: Investments in securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sales price; listed securities and over-the-counter securities for which no sale was reported are valued at the last reported bid price. Long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service. Short-term investments, with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost.

    SECURITIES PURCHASED ON A WHEN-ISSUED BASIS: Delivery and payment for securities that have been purchased by the Government Total Return Portfolio on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities are subject to market fluctuation and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. As of October 31, 1994, the portfolio had entered into outstanding when-issued or forward commitments of $0.

    The Government Total Return Portfolio may enter into transactions to sell its purchase commitments to third parties at the current market values and concurrently acquire other purchase commitments for similar securities at later dates. As an inducement for the portfolio to "rollover" its purchase commitments, the portfolio receives negotiated fees. For the year ended October 31, 1994, such fees earned by the portfolio amounted to $248,135.

    SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME: Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized security gains and losses are determined using the identified cost method. For financial reporting purposes, except for original issue discount, the Asset Allocation and High Yield portfolios do not amortize bond premium and discount. For Government Total Return Portfolio, interest income includes amortization of bond premium and discount.

    For the year ended October 31, 1994, the cost of purchases and proceeds from sales of securities (other than short-term securities) were as follows:

                                               Cost of            Proceeds
                                              Purchases          from Sales
-------------------------------------------------------------------------------
    Asset Allocation Portfolio............  $121,432,744        $102,044,633
    Capital Appreciation Portfolio........    23,172,281          17,262,029
    High Yield Portfolio..................    87,121,014          55,148,539
    Government Total Return Portfolio.....   114,103,721         133,220,155


    INCOME TAXES: The portfolios intend to qualify, under the Internal Revenue Code, as regulated investment companies and if so qualified, will not have to pay federal income taxes to the extent their taxable net income is distributed. For tax purposes, each portfolio is a single taxable entity.

    On a calendar year basis, each portfolio intends to distribute substantially all of its net investment income and realized gains, if any, to avoid payment of federal excise taxes.

    Net investment income and net realized gains differ for financial statement and tax purposes primarily because of the recognition of market discount as ordinary income for tax purposes for Asset Allocation and High Yield Portfolios, the non-recognition of premium amortization as a reduction of ordinary income for tax purposes for Government Total Return Portfolio, and wash sale transactions. The character of distributions made during the year from net investment income or net realized gains may, therefore, differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund. The effect on dividend distributions of certain current year permanent book-to-tax differences is reflected as excess distributions of net realized gains in the statements of changes in net assets and the financial highlights.

    On the Statement of Assets and Liabilities, due to permanent book-to-tax differences, accumulated net realized gain (loss) and undistributed net investment income have been increased (decreased), resulting in a net reclassification adjustment to reduce (increase) paid-in-capital by the following:

                                 Asset        Capital                    Government
                               Allocation   Appreciation   High Yield   Total Return
                               Portfolio      Portfolio    Portfolio     Portfolio
-------------------------------------------------------------------------------------
     Accumulated Net
      Realized Gain (Loss)...  $(41,688)      $ 12,191     $(199,411)    $11,610,489
     Undistributed Net
      Investment Income......    41,688        367,981       199,411        (182,759)
                               ---------      --------     ----------    ------------
     Paid-in-Capital.........  $      0       $380,172     $       0     $11,427,730
                               ---------      --------     ----------    ------------


FORTIS ADVANTAGE PORTFOLIOS, INC
Notes to Financial Statements (continued)


-------------------------------------------------------------------------------

    For federal income tax purposes the portfolios had the following capital loss carryovers at October 31, 1994, which, if not offset by subsequent capital gains, will expire in 1995 through 2002.

     Capital Appreciation Portfolio............................ $   426,791
     High Yield Portfolio......................................     705,509
     Government Total Return Portfolio.........................  10,327,608


    It is unlikely the Board of Directors will authorize a distribution of any net realized gains until the available capital loss carryovers have been offset or expired.

    INCOME AND CAPITAL GAINS DISTRIBUTIONS: It is the policy of Asset Allocation Portfolio to pay quarterly distributions from net investment income, Capital Appreciation Portfolio to pay annual distributions from net investment income and High Yield Portfolio and Government Total Return Portfolio to declare daily and pay monthly distributions from net investment income. Distributions of net realized capital gains, if any, are made annually by each portfolio. The distributions are recorded on the record date and are payable in cash or reinvested in additional shares of the portfolio at net asset value without any charge to the shareholder.

    ILLIQUID SECURITIES: At October 31, 1994, investments in securities for the High Yield and Government Total Return Portfolios included issues that are illiquid. The fund currently limits investments in illiquid securities to 10% of net assets, at market value, at the date of purchase. The aggregate value of such securities at October 31, 1994, was $4,894,750 for the High Yield Portfolio which represents 4.96% of net assets and $4,247,971 for the Government Total Return Portfolio which represents 6.06% of net assets. Pursuant to guidelines adopted by the Board of Directors, certain unregistered securities are determined to be liquid and are not included within the 10% limitation specified above.

B. PAYMENTS TO RELATED PARTIES: Fortis Advisers, Inc., is the investment adviser for each portfolio. Investment advisory and management fees are computed for Asset Allocation and Capital Appreciation Portfolios at an annual rate of 1% of the first $100 million of average daily net assets, .80% for the next $150 million, and .70% for net assets in excess of $250 million of each portfolio. For High Yield Portfolio, investment advisory and management fees are computed at an annual rate of .80% for the first $50 million of average daily net assets, .70% for net assets in excess of $50 million. The fee for Government Total Return Portfolio is computed at an annual rate of .80% of the first $50 million of average daily net assets, .75% of the next $450 million, and .70% of net assets in excess of $500 million.

    In addition to the investment advisory and management fees, a distribution fee of .45% of average daily net assets for each of Asset Allocation and Capital Appreciation Portfolios and .35% of average daily net assets for each of High Yield and Government Total Return Portfolios is to be used to compensate those who sell shares of the portfolios and to pay certain other expenses of selling portfolio shares.

    Fortis Investors, Inc., the principal underwriter for each portfolio, received sales charges (paid by purchasers of the portfolios' shares) aggregating $682,089 for Asset Allocation Portfolio; $533,938 for Capital Appreciation Portfolio; $1,332,078 for High Yield Portfolio; and $182,623 for Government Total Return Portfolio for the year ended October 31, 1994.

    Legal fees and expenses aggregating $8,579; $4,600; $7,200 and $6,000 for Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio, and Government Total Return Portfolio, respectively, for the year ended October 31, 1994, were paid to a law firm of which the secretary of Fortis Advantage is a partner.

C. At the special shareholder's meeting of August 23, 1994, the Amended and Restated Articles of Incorporation were approved, which allows the fund to issue multiple class shares effective November 14, 1994.

FORTIS ADVANTAGE PORTFOLIOS, INC
Notes to Financial Statements (continued)


-------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS: Selected per share historical data for each of the Portfolios was as follows:

                                                     For the Year Ended October 31,
                                          ------------------------------------------------------
ASSET ALLOCATION PORTFOLIO                   1994        1993      1992       1991       1990
------------------------------------------------------------------------------------------------
Net asset value, beginning of year. . . . $  15.43    $  14.00   $ 13.34    $ 10.72    $ 11.91
                                          --------    --------   -------    -------    -------
Operations:
  Investment income -- net. . . . . . . .      .37         .42       .53        .50        .42
  Net realized and unrealized gain
   (loss) on investments. . . . . . . . .     (.31)       1.52       .96       2.37      (1.00)
                                          --------    --------   -------    -------    -------
Total from operations . . . . . . . . . .      .06        1.94      1.49       2.87       (.58)
                                          --------    --------   -------    -------    -------
Distributions to shareholders:
  From investment income -- net . . . . .     (.33)       (.51)     (.82)      (.25)      (.61)
  From net realized gains . . . . . . . .     (.72)         --        --         --         --
  Excess distributions of net realized
   gains. . . . . . . . . . . . . . . . .       --          --      (.01)        --         --
                                          --------    --------   -------    -------    -------
Total distributions to shareholders . . .    (1.05)       (.51)     (.83)      (.25)      (.61)
                                          --------    --------   -------    -------    -------
Net asset value, end of year. . . . . . . $  14.44    $  15.43   $ 14.00    $ 13.34    $ 10.72
                                          --------    --------   -------    -------    -------
Total return* . . . . . . . . . . . . . .     0.48%      14.20%    11.55%     27.25%     (5.27%)
Net assets at end of year
 (000's omitted). . . . . . . . . . . . . $119,395    $108,488   $89,674    $27,270    $21,691
Ratio of expenses to average daily
 net assets . . . . . . . . . . . . . . .     1.55%       1.58%     1.58%      1.83%      1.98%
Ratio of net investment income to
 average daily net assets . . . . . . . .     2.60%       2.90%     4.05%      4.11%      3.89%
Portfolio turnover rate . . . . . . . . .       94%        103%       45%        64%       112%


                                                     For the Year Ended October 31,
                                          ------------------------------------------------------
CAPITAL APPRECIATION PORTFOLIO               1994       1993       1992       1991       1990
------------------------------------------------------------------------------------------------
Net asset value, beginning of year. . . . $  27.38    $  19.85   $ 19.80    $ 11.58    $ 15.44
                                          --------    --------   -------    -------    -------
Operations:
  Investment income (loss) -- net** . . .     (.12)       (.30)     (.17)      (.14)      (.07)
  Net realized and unrealized gain
   (loss) on investments. . . . . . . . .    (2.45)       7.83       .22       8.36      (3.06)
                                          --------    --------   -------    -------    -------
Total from operations . . . . . . . . . .    (2.57)       7.53       .05       8.22      (3.13)
                                          --------    --------   -------    -------    -------
Distributions to shareholders:
  From investment income -- net . . . . .       --          --        --         --       (.02)
  From net realized gains . . . . . . . .    (1.76)         --        --         --       (.71)
                                          --------    --------   -------    -------    -------
Total distributions to shareholders . . .    (1.76)         --        --         --       (.73)
                                          --------    --------   -------    -------    -------
Net asset value, end of year. . . . . . . $  23.05    $  27.38   $ 19.85    $ 19.80    $ 11.58
                                          --------    --------   -------    -------    -------
Total return* . . . . . . . . . . . . . .    (9.56%)     37.93%      .25%     70.98%    (21.21%)
Net assets at end of year
 (000's omitted). . . . . . . . . . . . . $ 68,352    $ 58,434   $43,207    $29,992    $15,194
Ratio of expenses to average daily
 net assets . . . . . . . . . . . . . . .     1.62%       1.62%     1.68%      1.82%      1.88%
Ratio of net investment income
 (loss) to average daily net assets . . .     (.61%)     (1.23%)    (.88%)     (.97%)     (.56%)
Portfolio turnover rate . . . . . . . . .       36%         60%       43%        93%        62%


 * These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
** Per share amounts compiled based upon average shares outstanding for the period.

FORTIS ADVANTAGE PORTFOLIOS, INC
Notes to Financial Statements (continued)


-------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS (CONTINUED):

                                                     For the Year Ended October 31,
                                          ------------------------------------------------------
HIGH YIELD PORTFOLIO                        1994        1993       1992       1991       1990
------------------------------------------------------------------------------------------------
Net asset value, beginning of year . . .  $  8.65     $  8.00    $  7.82    $  5.72    $  8.59
                                          -------     -------    -------    -------    -------
Operations:
  Investment income -- net . . . . . . .      .86         .87        .85        .95       1.04
  Net realized and unrealized gain
  (loss) on investments. . . . . . . . .     (.72)        .68        .22       2.03      (2.73)
                                          -------     -------    -------    -------    -------
Total from operations. . . . . . . . . .      .14        1.55       1.07       2.98      (1.69)
                                          -------     -------    -------    -------    -------
Distributions to shareholders:
  From investment income -- net. . . . .     (.89)       (.89)      (.85)      (.88)     (1.12)
  Excess distributions of net
   investment income . . . . . . . . . .       --        (.01)      (.04)        --         --
  From net realized gains. . . . . . . .       --          --         --         --       (.06)
                                          -------     -------    -------    -------    -------
Total distributions to shareholders. . .     (.89)       (.90)      (.89)      (.88)     (1.18)
                                          -------     -------    -------    -------    -------
Net asset value, end of year . . . . . .  $  7.90     $  8.65    $  8.00    $  7.82    $  5.72
                                          -------     -------    -------    -------    -------
Total return*. . . . . . . . . . . . . .     1.48%      20.33%     14.20%     55.78%    (21.56%)
Net assets at end of year
 (000's omitted) . . . . . . . . . . . .  $98,611     $73,395    $45,628    $31,250    $17,484
Ratio of expenses to average daily
 net assets. . . . . . . . . . . . . . .     1.23%       1.29%      1.33%      1.51%      1.53%
Ratio of net investment income to
 average daily net assets. . . . . . . .    10.18%      10.43%     10.34%     13.80%     14.16%
Portfolio turnover rate. . . . . . . . .       63%         95%        80%        61%        65%


                                                    For the Year
                                                  Ended October 31,           For the Period       For the Period
                                          ------------------------------     April 27, 1991 to       May 1, 1990
GOVERNMENT TOTAL RETURN PORTFOLIO          1994        1993       1992      October 31, 1991@    to April 26, 1990
-----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period . .  $  9.01     $  8.88    $  9.11        $  9.06               $  8.91
                                          -------     -------    -------        -------               -------
Operations:
  Investment income -- net . . . . . . .      .52         .52        .63            .31                   .85
  Net realized and unrealized gain
   (loss) on investments . . . . . . . .    (1.16)        .33       (.13)           .13                   .12
                                          -------     -------    -------        -------               -------
Total from operations. . . . . . . . . .     (.64)        .85        .50            .44                   .97
                                          -------     -------    -------        -------               -------
Distributions to shareholders:
  From investment income -- net. . . . .     (.52)       (.53)      (.59)          (.37)                 (.82)
  Excess distributions of net
   realized gains. . . . . . . . . . . .     (.12)       (.19)      (.14)          (.02)                   --
                                          -------     -------    -------        -------               -------
Total distributions to shareholders. . .     (.64)       (.72)      (.73)          (.39)                 (.82)
                                          -------     -------    -------        -------               -------
Net asset value, end of period . . . . .  $  7.73     $  9.01    $  8.88        $  9.11               $  9.06
                                          -------     -------    -------        -------               -------
Total return*. . . . . . . . . . . . . .    (7.38%)      9.87%      5.73%          4.98%                11.27%
Net assets at end of period
 (000's omitted) . . . . . . . . . . . .  $70,041     $90,138    $94,336        $70,912               $75,605
Ratio of expenses to average daily
 net assets. . . . . . . . . . . . . . .     1.28%       1.25%      1.25%          1.25%+                1.25%+
Ratio of net investment income to
 average daily net assets. . . . . . . .     6.20%       5.81%      6.64%          6.74%+                9.37%+
Portfolio turnover rate. . . . . . . . .      135%        113%       122%           118%                  101%


* These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
+ Annualized.
@ Fortis Advisers, Inc. assumed management of the fund on April 27, 1991
  (formerly Olympus U.S. Government Plus Fund).

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Fortis Advantage Portfolios, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments in securities, of Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio and Government Total Return Portfolio (portfolios within Fortis Advantage Portfolios, Inc.) as of October 31, 1994 and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period ended October 31, 1994, and the financial highlights for each of the years in the five-year period ended October 31, 1994 (for each of the years in the three-year period ended October 31, 1994 and the period from April 27, 1991 to October 31, 1991 for Government Total Return Portfolio). These financial statements and the financial highlights are the responsibility of the Fortis Advantage management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits. For Government Total Return Portfolio, the financial highlights for the period from May 1, 1990 to April 26, 1991 were audited by other auditors whose report dated June 17, 1991 expressed an unqualified opinion on this information.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities purchased and sold but not received or delivered, we request confirmations from brokers, and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio and Government Total Return Portfolio at October 31, 1994 and the results of their operations for the year then ended, the changes in their net assets for each of the years in the two-year period ended October 31, 1994, and the financial highlights for the periods specified in the first paragraph above, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP

Minneapolis, Minnesota
December 9, 1994

DIRECTORS                                                 OFFICERS

RICHARD W. CUTTING           THOMAS R. PELLETT            EDWARD M. MAHONEY
CPA and Financial            Prior to January, 1991,      President and Director
 Consultant                   Senior Vice President--
                              Administration and          DEAN C. KOPPERUD
ALLEN R. FREEDMAN             Corporate Affairs and       Vice President
Chairman and Chief            Director
 Executive Officer           Pet Incorporated             STEPHEN M. POLING
Fortis, Inc.;                                             Vice President
Managing Director of         ROBB L. PRINCE
Fortis International, N.V    Vice President and           DENNIS M. OTT
                              Treasurer                   Vice President
DR. ROBERT M. GAVIN          Jostens, Inc.
President                                                 JAMES S. BYRD
Macalester College           LEONARD J. SANTOW            Vice President
                             Principal
BENJAMIN S. JAFFRAY          Griggs &Santow, Inc.         ROBERT C. LINDBERG
Chairman                                                  Vice President
Sheffield Group, Ltd.        JOSEPH M. WIKLER
                             Prior to January, 1994,      KEITH R. THOMSON
JEAN L. KING                  Director of                 Vice President
President                     Research, Chief
Communi-King                  Investment Officer,         ROBERT W. BELTZ, JR.
                              Principal, and Director     Vice President
EDWARD M. MAHONEY            The Rothschild Co.
Chairman and Chief                                        ROBERT J. CLANCY
 Executive Officer                                        Vice President
Fortis Advisers, Inc.
Fortis Investors, Inc.                                    THOMAS D. GUALDONI
Senior Vice President                                     Vice President
 and Director of Fortis
 Benefits Insurance                                       JOHN W. NORTON
 Company                                                  Vice President
Senior Vice President of
 Time Insurance                                           MICHAEL J. RADMER
 Company                                                  Secretary

                                                          TAMARA L. FAGELY
                                                          Treasurer

                                                          DAVID G. CARROLL
                                                          2nd Vice President

                                                          CHRIS J. NEUHARTH
                                                           2nd Vice President


INVESTMENT MANAGER,            CUSTODIAN
 REGISTRAR AND                 Norwest Bank
 TRANSFER AGENT                 Minnesota, N.A.
Fortis Advisers, Inc.          Minneapolis, Minnesota
Box 64284
St. Paul,                      GENERAL COUNSEL
 Minnesota 55164               Dorsey & Whitney
                               Minneapolis, Minnesota
PRINCIPAL UNDERWRITER
Fortis Investors, Inc.         INDEPENDENT AUDITORS
Box 64284                      KPMG Peat Marwick LLP
St. Paul,                      Minneapolis, Minnesota
 Minnesota 55164


THE USE OF THIS MATERIAL IS AUTHORIZED ONLY WHEN PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

FORTIS FINANCIAL GROUP

   Fortis Financial Group (FFG) is a premier manufacturer of investment products whose principal underwriter, Fortis Investors, Inc., offers mutual funds, annuities and variable universal life insurance. A classic investment company, Fortis has built a reputation for superior money management and unequaled service to shareholders and their investment professionals.

   With more than $3 billion in assets under management, FFG is part of a worldwide financial services and insurance concern which has components in 14 countries around the globe and a total of $100 billion in assets.

   Fortis Financial Group is comprised of member companies Fortis Advisers, Inc., Fortis Investors, Inc., Time Insurance Company, and Fortis Benefits Insurance Co. Like the Fortis name, which comes from the Latin for STEADFAST, our focus is on the long-term in all we do: in the relationships we build, the performance we seek, the service we provide, the products we offer.




FORTIS -REGISTERED TRADEMARK-

FORTIS FINANCIAL GROUP
P.O. Box 64284
St. Paul, MN 55164
                                                                 ---------------
                                                                     Bulk Rate
                                                                    US Postage
                                                                       PAID
                                                                 Permit No. 3794
                                                                 Minneapolis, MN
                                                                 ---------------
FORTIS ADVANTAGE
PORTFOLIOS, INC.




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
                                     [LOGO]

                                     FORTIS
                                   ADVANTAGE
                                PORTFOLIOS, INC.

                               Semi-Annual Report
                                 April 30, 1995
                                     [LOGO]

FORTIS ADVANTAGE PORTFOLIOS, INC. SEMI-ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS                                         1
SCHEDULE OF INVESTMENTS
  ASSET ALLOCATION PORTFOLIO                                   5
  CAPITAL APPRECIATION PORTFOLIO                               9
  HIGH YIELD PORTFOLIO                                        11
  GOVERNMENT TOTAL RETURN PORTFOLIO                           15
STATEMENTS OF ASSETS AND LIABILITIES                          17
STATEMENTS OF OPERATIONS                                      18
STATEMENTS OF CHANGES IN NET ASSETS
  ASSET ALLOCATION PORTFOLIO                                  19
  CAPITAL APPRECIATION PORTFOLIO                              20
  HIGH YIELD PORTFOLIO                                        21
  GOVERNMENT TOTAL RETURN PORTFOLIO                           22
NOTES TO FINANCIAL STATEMENTS                                 23
BOARD OF DIRECTORS AND OFFICERS                               29

- TOLL-FREE PERSONAL ASSISTANCE

 - Shareholder Services

 - (800) 800-2638, Ext. 3012 or 3014

 - 7:30 a.m. to 5:30 p.m. CST, M-Th

 - 7:30 a.m. to 5:00 p.m. CST, F

- TOLL-FREE INFORMATION LINE

 - For daily account balances,
   transaction activity or net asset
   value information

 - (800) 800-2638, Ext. 4344

 - 24 hours a day

FOR MORE INFORMATION ABOUT FORTIS FINANCIAL GROUP'S FAMILY OF PRODUCTS, CALL YOUR INVESTMENT REPRESENTATIVE OR THE HOME OFFICE AT (800) 800-2638.

TO ORDER PROSPECTUSES OR SALES LITERATURE FOR ANY FORTIS PRODUCT, CALL (800) 800-2638, EXT. 4579.

HOW TO USE THIS REPORT

For a quick overview of the fund's performance during the past six months, refer to the Highlights box below. The letter from the portfolio manager and president provides a more detailed analysis of the fund and financial markets.

The charts alongside the letter are useful because they provide more information about your investments. The top holdings chart shows the types of securities in which the fund invests, and the pie chart shows a breakdown of the fund's assets by sector. The portfolio changes show the investment decisions your fund manager has made over the period in response to changing market conditions.

The performance chart graphically compares the fund's total return performance with a selected investment index. Remember, however, that an index may reflect the performance of securities the fund may not hold. Also, the index does not deduct sales charges, investment advisory fees and other fund expenses, whereas your fund does. Individuals cannot buy an unmanaged index fund without incurring some charges and expenses. Sales charges pay for your investment representative's advice.

This report is just one of several tools you can use to learn more about your investment in the Fortis Family of Mutual Funds. Your investment representative, who understands your personal financial situation, can best explain the features of your investment and how it's designed to help you meet your financial goals.

 HIGHLIGHTS

FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 1995
                                                     CLASS A      CLASS B*     CLASS C*     CLASS H*
                                                    ----------   ----------   ----------   ----------
ASSET ALLOCATION PORTFOLIO
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $    14.44   $    14.27   $    14.27   $    14.27
  End of period...................................  $    14.95   $    14.91   $    14.87   $    14.89
TOTAL RETURN**                                            6.14%        7.01%        6.73%        6.87%
DISTRIBUTIONS PER SHARE:
  From net investment income......................  $   0.2650   $   0.2500   $   0.2500   $   0.2500
  From net realized gains on investments..........  $   0.0896   $   0.0896   $   0.0896   $   0.0896
CAPITAL APPRECIATION PORTFOLIO
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $    23.05   $    22.45   $    22.45   $    22.45
  End of period...................................  $    24.60   $    24.55   $    24.56   $    24.56
TOTAL RETURN**                                            6.72%        9.35%        9.40%        9.40%
DISTRIBUTIONS PER SHARE:
  From net investment income......................      --           --           --           --
  From net realized gains on investments..........      --           --           --           --
HIGH YIELD PORTFOLIO
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $     7.90   $     7.87   $     7.87   $     7.87
  End of period...................................  $     7.97   $     7.96   $     7.96   $     7.96
TOTAL RETURN**                                            6.93%        6.59%        6.59%        6.59%
DISTRIBUTIONS PER SHARE:
  From net investment income......................  $ 0.453943   $ 0.398606   $ 0.398606   $ 0.398606
  From net realized gains on investments..........      --           --           --           --
GOVERNMENT TOTAL RETURN PORTFOLIO
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $     7.73   $     7.64   $     7.64   $     7.64
  End of period...................................  $     7.88   $     7.86   $     7.87   $     7.86
TOTAL RETURN**                                            5.86%        6.21%        6.34%        6.21%
DISTRIBUTIONS PER SHARE:
  From net investment income......................  $ 0.293904   $ 0.247462   $ 0.247462   $ 0.247462
  From net realized gains on investments..........      --           --           --           --

  *  Period from  November 14, 1994  (commencement of operations)  to April 30,
    1995.
 ** These are the fund's total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.

DEAR SHAREHOLDER:

                                 [PHOTO]

"I want to spend time enjoying my family and building my career--not managing my investments. With the Asset Allocation Portfolio, I can do the things that are important today knowing that my money is hard at work for tomorrow."

We're pleased to present the Fortis Advantage Portfolios, Inc. semi-annual report for the period ended April 30, 1995.

ECONOMIC REVIEW AND INVESTMENT STRATEGIES

The rise of the U.S. equity markets year-to-date has been surprising for its strength, yet not entirely unexpected. The reasons for continued vigor in the equity markets are quiet inflation, a more relaxed posture by the Federal Reserve, and declining interest rates. The economic slowdown in the United States is well under way, and is likely to last a few more quarters. This is in contrast to the economy's strength in 1994, which was due to two unsustainable forces: excessive consumer credit growth and business inventory buildup. Neither of these factors is likely to resume soon. In fact, slower final demand is beginning to feed back into the system, con-

ASSET ALLOCATION PORTFOLIO ALLOCATION AS OF 4/30/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Long-Term Debt Securities                               46.6%
Equity Investments                                      41.3%
Cash Equivalents/Receivables                            12.1%
                                                       100.0%

tributing to a weaker employment picture and falling commodity prices.

Currently, the greatest risk to the U.S. equity markets is if the Fed overstays its welcome and maintains a tight credit policy for too long. This situation would hurt corporate profits in general, and provoke a narrowing list of companies to sustain earnings growth during late 1995 and early 1996.

ASSET ALLOCATION PORTFOLIO
TOP HOLDINGS AS OF 4/30/95

                                                                   Percent of
Stocks                                                             Net Assets
-----------------------------------------------------------------------------
 1.  Microsoft Corp.                                                    1.6%
 2.  3Com Corp.                                                         1.4%
 3.  Silicon Graphics, Inc.                                             1.4%
 4.  First Data Corp.                                                   1.4%
 5.  CUC International, Inc.                                            1.4%

Bonds
-----------------------------------------------------------------------------
 1.  U.S. Treasury Bond (8.125%) 2021                                   5.2%
 2.  FNMA Note (7.84%) 1998                                             3.3%
 3.  U.S. Treasury Note (7.25%) 1996                                    3.1%
 4.  FHLB Global Note (6.125%) 1996                                     3.0%
 5.  FNMA (8.50%) 2025                                                  2.5%

PORTFOLIO CHANGES FOR THE SIX-MONTH PERIOD ENDED 4/30/95

STOCK ADDITIONS:
Computer Associates International, Inc.
Disney (Walt) Co.
Novell, Inc.

STOCK ELIMINATIONS:
ALC Communications Corp.
Brinker International, Inc.
Grupo Televisa, S.A. de C.V. ADR
Telefonos de Mexico, S.A. de C.V. ADR
Toys 'R' Us, Inc.

ASSET ALLOCATION PORTFOLIO
CLASS B, C AND H TOTAL RETURNS
Since Inception 11/14/94+

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares                              +7.01 %   +3.41 %
Class C shares                              +6.73 %   +5.73 %
Class H shares                              +6.87 %   +3.27 %

The performance of the separate classes will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Past performance is not indicative of future performance. Total returns include reinvestment of all dividend and capital gains distributions.
 + Date shares were first offered to the public.
++ Assumes redemption on April 30, 1995.

ASSET ALLOCATION PORTFOLIO CLASS A

Value of $10,000 invested January 4, 1988

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                    LEHMAN BROTHERS AGGREGATE                                 ASSET ALLOCATION
                                           BOND INDEX#                 S&P 500##              PORTFOLIO CLASS A
01/04/88                                               10,000                     10,000                      9,550
04/30/88                                               10,320                     10,702                      9,560
04/30/89                                               11,140                     13,147                     10,617
04/30/90                                               12,146                     14,527                     11,542
04/30/91                                               13,991                     17,085                     13,212
04/30/92                                               15,529                     19,470                     15,095
04/30/93                                               17,589                     21,266                     16,645
04/30/94                                               17,737                     22,403                     17,610
04/30/95                                               19,053                     26,336                     19,499
Asset Allocation Portfolio Class A
Average Annual Total Return
                                                       1 Year                     5 Year     Since January 4, 1988@
With Sales Charge*                                     +5.74%                    +10.04%                     +9.55%
Without Sales Charge**                                +10.72%                    +11.06%                    +10.24%

                       Annual period ended April 30
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
 # An unmanaged index of government, corporate, and mortgage-backed securities with an average maturity of approximately nine years.
## This is an unmanaged index of 500 common stocks.
 @ Date shares were first offered to the public.

                                 [PHOTO]

"The entrepreneurial spirit still thrives in America. For people willing to work hard and take some risks, opportunities are unlimited. Young, growing companies are bringing new products and new ideas to the marketplace every day. The Capital Appreciation Portfolio lets us invest in these companies."

However, we do not expect this scenario to unfold. The U.S. bond market has already taken charge by leading rates downward. Today's lower interest rates may stimulate growth later.

PORTFOLIO REVIEW
ASSET ALLOCATION PORTFOLIO

There were some small changes in the fixed income portion of the Asset Allocation over the past six months. When the period began, we changed our recommended balance from 40 percent equity, 55 percent bonds, 5 percent cash to 40 percent equities and 60 percent bonds. The additional fixed income allocation was used to purchase a 5 percent position in high grade municipal bonds, as they seemed to present an unusual value. This small position was completely eliminated in January 1995 as the municipal market exhibited very strong performance. Throughout this period, our commitment to high yield has remained unchanged at about 20 percent of fixed income assets.

CAPITAL APPRECIATION PORTFOLIO COMPOSITION BY INDUSTRY AS OF 4/30/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Other                                                   21.3%
Computer-Software                                       18.3%
Retail: Miscellaneous                                   13.0%
Cash Equivalents/Receivables                             8.4%
Electronic-Semiconductor and Ca-
pacitor                                                  7.0%
Health Care Services                                     6.8%
Restaurants and Franchising                              6.5%
Electronics-Controls and Equip-
ment                                                     5.4%
Office Equipment and Supplies                            4.8%
Business Services and Supplies                           4.3%
Telecommunications                                       4.2%

CAPITAL APPRECIATION PORTFOLIO
CLASS B, C AND H TOTAL RETURNS
Since Inception 11/14/94+

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares                              +9.35 %   +5.80 %
Class C shares                              +9.40 %   +8.40 %
Class H shares                              +9.40 %   +5.80 %

The performance of the separate classes will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Past performance is not indicative of future performance. Total returns include reinvestment of all dividend and capital gains distributions.
 + Date shares were first offered to the public.
++ Assumes redemption on April 30, 1995.

CAPITAL APPRECIATION PORTFOLIO
TOP TEN HOLDINGS AS OF 4/30/95

                                                                       Percent
                                                                            of
                                                                           Net
Stocks                                                                  Assets
------------------------------------------------------------------------------
 1.   Input/Output, Inc.                                                  4.6%
 2.   America Online, Inc.                                                3.8%
 3.   Xilinx, Inc.                                                        3.4%
 4.   Lone Star Steakhouse and Saloon, Inc.                               3.4%
 5.   Acxiom Corp.                                                        2.8%
 6.   Informix Corp.                                                      2.8%
 7.   Ultratech Stepper, Inc.                                             2.6%
 8.   Micro Warehouse, Inc.                                               2.4%
 9.   Petroleum Geo Services A/S ADS                                      2.2%
10.   Fastenal Co.                                                        2.1%

PORTFOLIO CHANGES FOR THE SIX-MONTH
PERIOD ENDED 4/30/95

ADDITIONS:
ADC Telecommunications, Inc.
Alliance Semiconductor Corp.
Cerner Corp.
FTP Software, Inc.
Fastenal Co.
Franklin Electric Publishers, Inc.
Hollywood Entertainment Corp.
Indigo NV
Integrated Device Technology, Inc.
Integrated Silicon Solutions, Inc.
Medaphis Corp.
Medic Computer Systems, Inc.
Medpartners, Inc.
Network General Corp.
Omnicare, Inc.
Papa John's International, Inc.
Rotech Medical Corp.
Steris Corp.
Sunglass Hut International, Inc.
System Software Associates, Inc.

ELIMINATIONS:
Cygne Designs, Inc.
DOVatron International, Inc.
ECI Telecom Ltd.
Fastenal Co.
Mid Atlantic Medical Services, Inc.
Powersoft Corp.
Resound Corp.
Rio Hotel & Casino, Inc.
Starbucks Corp.
Stein Mart, Inc.

CAPITAL APPRECIATION PORTFOLIO CLASS A

Value of $10,000 invested January 4, 1988

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                                 CAPITAL APPRECIATION
                                           S&P 500***              PORTFOLIO CLASS A
01/04/88                                               10,000                      9,550
04/30/88                                               10,702                     10,390
04/30/89                                               13,147                     12,808
04/30/90                                               14,527                     15,400
04/30/91                                               17,085                     16,251
04/30/92                                               19,470                     19,017
04/30/93                                               21,266                     21,358
04/30/94                                               22,403                     24,903
04/30/95                                               26,336                     26,775
Capital Appreciation Portfolio
Class A
Average Annual Total Return
                                                       1 Year                     5 Year     Since January 4, 1988@
With Sales Charge*                                     +2.68%                    +10.67%                    +14.40%
Without Sales Charge**                                 +7.52%                    +11.70%                    +15.12%

                       Annual period ended April 30
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of 500 common stocks.
 @ Date shares were first offered to the public.

                                 [PHOTO]

"It makes sense to put part of my money into the High Yield Portfolio. I want the opportunity to earn the kind of returns that high yield bonds can offer."

In early April we again changed our allocation to a 50/50 (equities/bonds). In addition, we shortened our average duration over this period from about five years at the beginning to the current 4.75 years.

CAPITAL APPRECIATION PORTFOLIO

While the stocks of smaller, emerging growth companies, such as those represented in the Capital Appreciation Fund, lagged those of large multinational companies in the early stages of the market advance, they have gained ground recently as growth stocks have moved back into favor with investors. Earnings of growth companies should continue to increase strongly as cyclical earnings begin to weaken under pressure of a slowing economy.

HIGH YIELD PORTFOLIO

Returns for the High Yield Portfolio continued to be excellent. Higher market prices for gaming credits, machinery, and metal industry securities have aided recent performance. However, several food distributor holdings have slightly hurt overall results.

Our strategy continues to emphasize gaming, retail and consumer credits. And we have -- and may continue to -- sell machinery, metal and container-related bonds.

The "soft landing" promoted by the Federal Reserve should pose little threat to most high yield issues. However, should the economy roll into a recession, the outlook for high yield securities could be more negative. As stated previously, we do not believe we're on the brink of recession, rather we feel we are in a temporary pause.

HIGH YIELD PORTFOLIO COMPOSITION BY INDUSTRY AS OF 4/30/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Other                                                   14.1%
Retail                                                  12.7%
Leisure Time-Amusements                                 11.0%
Consumer Goods                                           9.0%
Machinery                                                8.0%
Metals-Mining and Miscellaneous                          7.4%
Food-Grocery, Miscellaneous                              7.9%
Containers and Packaging                                 5.8%
Media                                                    5.2%
Cash Equivalents/Receivables                             5.3%
Technology                                               4.7%
Beverage                                                 4.7%
Transportation                                           4.2%

HIGH YIELD PORTFOLIO
TOP TEN HOLDINGS AS OF 4/30/95

                                                                      Percent of
                                                                      Net Assets
--------------------------------------------------------------------------------
 1.   Computervision Corp. (11.375%) 1999                                   2.4%
 2.   Terex Corp. (13.00%) 1996                                             1.9%
 3.   Falcon Holding Group (11.00%) 2003                                    1.9%
 4.   Liggett Group (11.50%) 1999                                           1.8%
 5.   Specialty Foods Corp. (11.25%) 2003                                   1.7%
 6.   Envirodyne Industries, Inc. (10.25%) 2001                             1.6%
 7.   Flagstar Corp. (11.25%) 2004                                          1.6%
 8.   Plastic Specialty & Technologies, Inc. (11.25%) 2003                  1.5%
 9.   Thrifty Payless, Inc. (12.25%) 2004                                   1.5%
10.   All-American Bottling Corp. (13.00%) 2001                             1.5%

HIGH YIELD PORTFOLIO
CLASS B, C AND H TOTAL RETURNS
Since Inception 11/14/94+

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares                              +6.58 %   +2.98 %
Class C shares                              +6.59 %   +5.59 %
Class H shares                              +6.59 %   +2.99 %

The performance of the separate classes will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Past performance is not indicative of future performance. Total returns include reinvestment of all dividend and capital gains distributions.
 + Date shares were first offered to the public.
++ Assumes redemption on April 30, 1995.

HIGH YIELD PORTFOLIO CLASS A

Value of $10,000 invested January 4, 1988

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                      LEHMAN BROTHERS HIGH       HIGH YIELD PORTFOLIO
                                         YIELD INDEX***                 CLASS A
01/04/88                                               10,000                      9,550
04/30/88                                               10,639                      9,895
04/30/89                                               11,435                     10,553
04/30/90                                               11,141                      9,135
04/30/91                                               12,891                     10,673
04/30/92                                               16,167                     13,673
04/30/93                                               18,574                     15,752
04/30/94                                               19,799                     17,723
04/30/95                                               21,854                     18,602
High Yield Portfolio Class A
Average Annual Total Return
                                                       1 Year                     5 Year     Since January 4, 1988@
With Sales Charge*                                     +0.24%                    +14.23%                     +8.85%
Without Sales Charge**                                 +4.96%                    +15.29%                     +9.54%

                       Annual period ended April 30
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of lower quality, high yield corporate debt securities.
 @ Date shares were first offered to the public.

                                 [PHOTO]

"The Government Total Return Portfolio offers an alternative to today's low-yielding CDs. It seemed to be the right choice for us."

GOVERNMENT TOTAL RETURN PORTFOLIO

Since the last shareholder letter, some modest changes were made in the portfolio. Last October, 50 percent of assets were mortgage-backed securities and approximately 37 percent in treasury/agency bonds. Because mortgage-backed securities seemed to provide less attractive yields over comparable treasuries, we have lessened our mortgage exposure to about 35 percent and increased the treasury/agency holdings to 50 percent.

Last year the portfolio had an overall duration of about 5.1 years, which was maintained until recently when it was lowered to 4.75 years.

IN CLOSING

We appreciate your investment in the Fortis Advantage Portfolios. If you have any questions, please call us or talk with your investment professional.

Sincerely,

/s/ DEAN C. KOPPERUD
--------------------
Dean C. Kopperud
President

/s/  STEPHEN M. POLING
--------------------
Stephen M. Poling
Vice President

/s/ DENNIS M. OTT
----------------
Dennis M. Ott
Vice President

May 24, 1995

GOVERNMENT TOTAL RETURN PORTFOLIO COMPOSITION BY INDUSTRY AS OF 4/30/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

U.S. Treasury Securities                                38.6%
GNMA's                                                  15.3%
FNMA's                                                  12.2%
FHLMC's                                                 11.2%
Whole Loan Residential                                   6.2%
Receivables/Cash Equivalents                             5.7%
Other Direct Federal Obligations                         5.4%
Miscellaneous                                            2.9%
Other Government Agencies                                2.5%

GOVERNMENT TOTAL RETURN PORTFOLIO
TOP TEN HOLDINGS AS OF 4/30/95

                                                                     Percent of
                                                                     Net Assets
-------------------------------------------------------------------------------
 1.   U.S. Treasury Note (8.75%) 1997                                     8.1%
 2.   U.S. Treasury Note (9.375%) 1996                                    7.4%
 3.   U.S. Treasury Note (9.00%) 1998                                     7.4%
 4.   U.S. Treasury Bond (8.125%) 2021                                    7.4%
 5.   GNMA (8.00%) 2022                                                   5.5%
 6.   FHLB (7.31%) 2004                                                   5.4%
 7.   U.S. Treasury Note (7.25%) 1996                                     5.2%
 8.   FNMA (8.50%) 2022                                                   3.4%
 9.   U.S. Treasury Note (7.875%) 2004                                    3.3%
10.   GNMA II (9.50%) 2019                                                3.2%

GOVERNMENT TOTAL RETURN PORTFOLIO
CLASS B, C AND H TOTAL RETURNS
Since Inception 11/14/94+

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares                              +6.20 %   +2.60 %
Class C shares                              +6.34 %   +5.34 %
Class H shares                              +6.21 %   +2.61 %

The performance of the separate classes will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Past performance is not indicative of future performance. Total returns include reinvestment of all dividend and capital gains distributions.
 + Date shares were first offered to the public.
++ Assumes redemption on April 30, 1995.

GOVERNMENT TOTAL RETURN PORTFOLIO CLASS A

Value of $10,000 invested May 28, 1986

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                         LEHMAN BROTHERS
                                       INTERMEDIATE GOV'T       GOVERNMENT TOTAL RETURN
                                            INDEX***               PORTFOLIO CLASS A
05/28/86                                               10,000                      9,550
04/30/87                                               10,692                     10,020
04/30/88                                               11,475                     10,586
04/30/89                                               12,223                     11,182
04/30/90                                               13,300                     12,270
04/30/91                                               15,117                     13,623
04/30/92                                               16,678                     14,411
04/30/93                                               18,676                     16,136
04/30/94                                               18,841                     15,694
04/30/95                                               20,027                     16,325
Government Total Return Portfolio
Class A
Average Annual Total Return
                                                       1 Year                     5 Year        Since May 28, 1986@
With Sales Charge*                                     -0.66%                     +4.91%                     +5.64%
Without Sales Charge**                                 +4.03%                     +5.88%                     +6.19%

                       Annual period ended April 30
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of government bonds with an average maturity of three to four years.
 @ Date shares were first offered to the public.

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments
(Unaudited)
April 30, 1995

COMMON STOCKS-41.05%

--------------------------------------------------------------------------------
                                                                  Market
 Shares                                             Cost (b)     Value (c)
---------                                          -----------  -----------
           BROADCASTING - 1.47%
      500  Petro PSC Properties, L.P.
             (Warrants)..........................  $    18,285  $    16,500
   34,000  The News Corp., Ltd. ADR (e)..........      584,292      663,000
   24,669  Viacom, Inc., Non-Voting Class B
             (a).................................      948,787    1,131,690
                                                   -----------  -----------
                                                     1,551,364    1,811,190
                                                   -----------  -----------
           BUSINESS SERVICES AND SUPPLIES - 3.57%
   30,400  First Data Corp.......................      988,244    1,710,000
    2,809  First Financial Management Corp.......      142,788      205,408
   48,000  MBNA Corp.............................    1,033,494    1,452,000
   34,950  Sensormatic Electronics Corp..........    1,009,975    1,039,763
                                                   -----------  -----------
                                                     3,174,501    4,407,171
                                                   -----------  -----------
           COMPUTER-SOFTWARE - 4.61%
   15,000  Computer Associates International,
             Inc.................................      777,928      965,625
   23,000  Lotus Development Corp. (a)...........    1,079,866      724,500
   23,600  Microsoft Corp. (a)...................    1,005,434    1,929,300
   30,000  Novell, Inc. (a)......................      653,310      652,500
   46,500  Oracle Systems Corp. (a)..............      344,821    1,418,250
                                                   -----------  -----------
                                                     3,861,359    5,690,175
                                                   -----------  -----------
           ELECTRONIC-CONTROLS AND EQUIPMENT -
           1.17%
   23,500  Applied Materials, Inc. (a)...........      918,164    1,448,187
                                                   -----------  -----------
           ELECTRONIC-SEMICONDUCTOR AND CAPACITOR
           - 1.94%
   10,100  Intel Corp............................      384,951    1,033,987
   24,000  Motorola, Inc.........................      578,050    1,365,000
                                                   -----------  -----------
                                                       963,001    2,398,987
                                                   -----------  -----------
           FINANCE COMPANIES - 2.90%
   10,500  Federal National Mortgage
             Association.........................      860,212      926,625
   24,100  Franklin Resources, Inc...............      283,777      970,025
   41,192  Green Tree Financial Corp.............    1,036,227    1,683,723
                                                   -----------  -----------
                                                     2,180,216    3,580,373
                                                   -----------  -----------
           HEALTH CARE SERVICES - 2.35%
   25,000  Columbia/HCA Healthcare Corp..........      929,928    1,050,000
   12,500  PacifiCare Health Systems, Inc., Class
             B (a)...............................      594,808      775,000
   17,500  U.S. HealthCare, Inc..................      478,244      468,125
   16,600  United Healthcare Corp................      504,429      601,750
                                                   -----------  -----------
                                                     2,507,409    2,894,875
                                                   -----------  -----------
           HOTEL AND MOTEL - 1.20%
   49,500  Mirage Resorts, Inc. (a)..............    1,115,820    1,485,000
                                                   -----------  -----------
           LEISURE TIME-AMUSEMENTS - 0.74%
   16,500  Disney (Walt) Co......................      910,134      913,687
                                                   -----------  -----------

                                                                  Market
 Shares                                             Cost (b)     Value (c)
---------                                          -----------  -----------
           MEDICAL SUPPLIES - 0.72%
   12,000  Medtronic, Inc. (and rights)..........  $   293,844  $   892,500
                                                   -----------  -----------
           MISCELLANEOUS - 1.37%
   41,500  CUC International, Inc. (a)...........    1,019,365    1,691,125
                                                   -----------  -----------
           OFFICE EQUIPMENT AND SUPPLIES - 3.54%
   46,000  Silicon Graphics, Inc. (a)............      591,093    1,725,000
   40,000  Sterling Software, Inc. (a)...........      772,400    1,360,000
   26,100  Tandy Corp............................    1,182,405    1,291,950
                                                   -----------  -----------
                                                     2,545,898    4,376,950
                                                   -----------  -----------
           PUBLISHING - 0.71%
   15,700  Scholastic Corp. (a)..................      810,604      879,200
                                                   -----------  -----------
           RETAIL - DEPARTMENT STORES - 1.12%
   24,500  Kohl's Corp. (a)......................      957,074    1,096,375
   12,000  Wal-Mart Stores, Inc..................      137,670      285,000
                                                   -----------  -----------
                                                     1,094,744    1,381,375
                                                   -----------  -----------
           RETAIL - MISCELLANEOUS - 3.96%
   40,800  AutoZone, Inc. (a)....................      783,086      943,500
   19,200  Home Depot, Inc.......................      222,400      801,600
   39,000  Lowe's Companies, Inc. (e)............      791,743    1,126,125
   50,700  Office Depot, Inc. (a)................      477,429    1,153,425
   27,400  Pep Boys Manny Moe & Jack.............      608,270      705,550
    5,300  Talbots (The), Inc....................      106,104      160,987
                                                   -----------  -----------
                                                     2,989,032    4,891,187
                                                   -----------  -----------
           TELECOMMUNICATIONS - 5.82%
   31,000  3Com Corp. (a)........................      488,696    1,736,000
   27,900  Cisco Systems, Inc. (a)...............      698,222    1,112,512
   23,600  Ericsson (L.M.) Telephone Co., Class B
             ADR (e).............................    1,146,993    1,582,675
   46,400  General Instrument Corp. (a) (e)......    1,278,464    1,583,400
   28,600  Nokia ADS.............................      584,679    1,172,600
                                                   -----------  -----------
                                                     4,197,054    7,187,187
                                                   -----------  -----------
           TELEPHONE SERVICES - 1.18%
   60,508  LDDS Communications, Inc. (a).........      657,407    1,452,192
                                                   -----------  -----------
           TOYS - 1.21%
   62,791  Mattel, Inc...........................      694,623    1,491,292
                                                   -----------  -----------
           UTILITIES - TELEPHONE - 1.47%
   47,000  Air Touch Communications, Inc. (a)....    1,186,660    1,263,125
   14,800  Telephone & Data Systems, Inc.........      785,880      551,300
                                                   -----------  -----------
                                                     1,972,540    1,814,425
                                                   -----------  -----------
           TOTAL COMMON STOCKS...................  $33,457,079  $50,687,078
                                                   -----------  -----------

PREFERRED STOCKS-0.25%

--------------------------------------------------------------------------------
                                                                                                Market
                                                                                                Value
Shares                                                                               Cost (b)    (c)
------                                                                               --------  --------
        BROADCASTING - 0.25%
17,000  The News Corp., Preferred ADR (e)..........................................  $252,414  $306,000
                                                                                     --------  --------
        TOTAL PREFERRED STOCK......................................................  $252,414  $306,000
                                                                                     --------  --------

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

ASSET BACKED SECURITIES-5.58%

--------------------------------------------------------------------------------
                                                                                   Standard
 Principal                                                                         & Poor's                       Market
   Amount                                                                           Rating        Cost (b)      Value (c)
------------                                                                      -----------   ------------   ------------
               MANUFACTURED HOMES - 0.84%
$ 1,000,000    Green Tree Financial Corp., 8.35% Ser 1994-7 Class A4
                 3-15-2020......................................................    Aaa         $   998,750    $ 1,034,989
                                                                                                ------------   ------------
               MISCELLANEOUS - 2.51%
  1,500,000    Green Tree Financial Corp., 7.65% Ser 1994-1 Class A5 Sr Sub Pass
                 Thru Certificate 4-15-2019.....................................    Aa2*          1,494,140      1,431,719
  1,675,706    Vanderbilt Mtg & Finance, Inc., 7.00% Ser 1994-A Cl A1 Mfg
                 Housing Contract 7-10-2019.....................................    AA            1,674,659      1,669,839
                                                                                                ------------   ------------
                                                                                                  3,168,799      3,101,558
                                                                                                ------------   ------------
               MULTI-FAMILY LOANS - 0.80%
  1,000,000    DLJ Mtg Acceptance Corp., 8.80% Ser 1993-12 Cl B1 Multifamily Mtg
                 Pass Thru Certificate 9-8-2003.................................    N/R             982,500        981,579
                                                                                                ------------   ------------
               WHOLE LOAN RESIDENTIAL - 1.43%
  1,982,243    Securitized Asset Sales, Inc., 7.00% Ser 1994-5 CI AM
                 7-25-2024......................................................    AAA           1,771,010      1,771,010
                                                                                                ------------   ------------
               TOTAL ASSET BACKED SECURITIES....................................                $ 6,921,059    $ 6,889,136
                                                                                                ------------   ------------

CORPORATE BONDS-INVESTMENT GRADE-3.49%
--------------------------------------------------------------------------------

               FOREIGN - GOVERNMENT - 1.58%
  2,000,000    Hydro-Quebec, 8.00% Deb 2-1-2013.................................    A+            1,953,780      1,952,998
                                                                                                ------------   ------------
               FOREST PRODUCTS - 0.53%
    600,000    Georgia-Pacific Corp., 9.625% Deb 3-15-2022......................    BBB-            616,932        652,918
                                                                                                ------------   ------------
               MEDIA - 0.94%
    600,000    News America Holdings, Inc., 10.125% Sr Note 10-15-2012..........    BBB-            600,000        654,334
    500,000    News America Holdings, Inc., 8.875% Sr Note 4-26-2023............    BBB-            495,749        501,112
                                                                                                ------------   ------------
                                                                                                  1,095,749      1,155,446
                                                                                                ------------   ------------
               MISCELLANEOUS - 0.44%
    500,000    New York (City of), 10.00% General Obligation Taxable Bond Fiscal
                 1991 Ser D 8-1-2005............................................    A-              471,093        545,485
                                                                                                ------------   ------------
               TOTAL CORPORATE BONDS - INVESTMENT GRADE.........................                  4,137,554      4,306,847
                                                                                                ------------   ------------
               TOTAL ASSET BACKED & INVESTMENT GRADE CORPORATE DEBT
                 SECURITIES.....................................................                $11,058,613    $11,195,983
                                                                                                ------------   ------------

CORPORATE BONDS-NON-INVESTMENT GRADE-10.59%
--------------------------------------------------------------------------------

               BUILDING MATERIALS - 1.51%
    500,000    Associated Materials, Inc., 11.50% Sr Sub Note 8-15-2003.........    B-              462,500        458,750
    500,000    Essex Group, 10.00% Sr Note 5-1-2003.............................    B+              503,125        481,875
    500,000    Inter-City Products Corp., 9.75% Sr Secured Note 3-1-2000........    B               447,500        447,500
    500,000    Wickes Lumber Co., 11.625% Sr Sub Note 12-15-2003................    B-              502,500        475,000
                                                                                                ------------   ------------
                                                                                                  1,915,625      1,863,125
                                                                                                ------------   ------------
               CHEMICALS - 1.29%
    500,000    Arcadian Partners L.P., 10.75% Sr Note Ser B 5-1-2005............    B+              493,070        512,500
    900,000    Indspec Chemical Corp., 11.50% Sr Sub Disc Note Ser B 12-1-2003
                 (Zero coupon until 12-1-1998)..................................    B-              541,220        549,000
    500,000    NL Industries, Inc., 11.75% Sr Secured Note 10-15-2003...........    B               475,000        530,000
                                                                                                ------------   ------------
                                                                                                  1,509,290      1,591,500
                                                                                                ------------   ------------
               CONSUMER GOODS - 0.36%
    500,000    Plastic Specialty & Technologies, Inc., 11.25% Sr Secured Note
                 12-1-2003......................................................    B-              443,125        441,250
                                                                                                ------------   ------------
               CONTAINERS AND PACKAGING - 0.43%
    500,000    Domtar, Inc., 11.25% Sinking Fund Deb 9-15-2017..................    BB-             485,000        531,250
                                                                                                ------------   ------------
               ENERGY - 0.37%
    458,109    Midland Cogeneration Venture, L.P., 10.33% Midland Funding Sr
                 Secured Lease Obligation Bond Ser C 7-23-2002..................    BB              454,674        461,187
                                                                                                ------------   ------------
               FOOD - GROCERY, MISCELLANEOUS - 0.39%
    500,000    Specialty Foods Corp., 10.25% Sr Note Ser B 8-15-2001............    B               482,500        487,500
                                                                                                ------------   ------------

*Moody's Rating

--------------------------------------------------------------------------------
                                                                                   Standard
 Principal                                                                         & Poor's                       Market
   Amount                                                                           Rating        Cost (b)      Value (c)
------------                                                                      -----------   ------------   ------------
               LEISURE TIME-AMUSEMENTS - 0.34%
$   500,000    Trump Plaza Funding, 10.875% First Mtg Note 6-15-2001............    B           $   395,463    $   415,000
                                                                                                ------------   ------------
               MACHINERY - 0.40%
    500,000    Spreckels Industries, Inc., 11.50% Sr Secured Note 9-1-2000
                 (e)............................................................    B               485,624        500,000
                                                                                                ------------   ------------
               MEDIA - 0.73%
    527,500    Falcon Holding Group, L.P. 11.00% Sr Sub Note Ser B 9-15-2003
                 (Interest is Payable-in-Kind)..................................    N/R             427,668        455,631
    500,000    Marvel III Holdings, Inc., 9.125% Sr Secured Note 2-15-1998......    B               438,750        450,000
                                                                                                ------------   ------------
                                                                                                    866,418        905,631
                                                                                                ------------   ------------
               METALS - MINING AND MISCELLANEOUS - 0.41%
    500,000    Renco Metals, Inc., 12.00% Sr Note 7-15-2000.....................    B+              478,125        505,000
                                                                                                ------------   ------------
               RESTAURANTS AND FRANCHISING - 0.98%
    500,000    Carrols Corp., 11.50% Sr Note 8-15-2003..........................    B+              478,750        465,000
    500,000    Family Restaurants, Inc., 9.75% Sr Note 2-1-2002.................    B               431,875        341,875
    500,000    Flagstar Corp., 11.25% Sr Sub Deb 11-1-2004......................    CCC+            521,250        406,250
                                                                                                ------------   ------------
                                                                                                  1,431,875      1,213,125
                                                                                                ------------   ------------
               RETAIL - MISCELLANEOUS - 1.27%
    600,000    Farm Fresh, Inc., 12.25% Sr Note 10-1-2000.......................    B-              600,000        572,250
    500,000    Pantry (The), Inc., 12.00% Sr Note Ser B 11-15-2000..............    B               490,000        502,500
    500,000    Stater Brothers, Inc., 11.00% Sr Note 3-1-2001...................    B+              475,000        488,750
                                                                                                ------------   ------------
                                                                                                  1,565,000      1,563,500
                                                                                                ------------   ------------
               TECHNOLOGY - 0.72%
    500,000    Computervision Corp., 10.875% Sr Note 8-15-1997..................    B               466,875        502,500
    500,000    U.S. Banknote Corp., 10.375% Sr Note 6-1-2002....................    BB-             452,500        385,000
                                                                                                ------------   ------------
                                                                                                    919,375        887,500
                                                                                                ------------   ------------
               TEXTILE MANUFACTURING - 0.69%
    500,000    CMI Industries, Inc., 9.50% Sr Sub Note 10-1-2003................    B+              496,382        433,750
    500,000    U.S. Leather, Inc., 10.25% Sr Note 7-31-2003.....................    B+              491,901        415,000
                                                                                                ------------   ------------
                                                                                                    988,283        848,750
                                                                                                ------------   ------------
               TOBACCO - 0.29%
    500,000    Liggett Group, Inc., 11.50% Ser B Secured Note 2-1-1999..........    N/R             361,250        360,000
                                                                                                ------------   ------------
               TRANSPORTATION - 0.41%
    500,000    Petro PSC Properties, L.P., 12.50% Sr Note 6-1-2002..............    B               479,215        502,500
                                                                                                ------------   ------------
               TOTAL CORPORATE BONDS - NON-INVESTMENT GRADE.....................                 13,260,844     13,076,818
                                                                                                ------------   ------------
               TOTAL ASSET BACKED & CORPORATE DEBT SECURITIES...................                $24,319,457    $24,272,801
                                                                                                ------------   ------------

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

U.S. GOVERNMENT SECURITIES-26.96%

--------------------------------------------------------------------------------
 Principal                                                                                           Market
  Amount                                                                           Cost (b)        Value (c)
-----------                                                                      -------------   --------------
              FEDERAL HOME LOAN MORTGAGE CORPORATION - 2.28%
              MORTGAGE BACKED SECURITIES:
$ 3,000,000   6.615% 2004......................................................  $   2,802,187   $    2,817,375
                                                                                 -------------   --------------
              FEDERAL NATIONAL MORTGAGE ASSOCIATION - 7.60%
              MORTGAGE BACKED SECURITIES:
  3,000,000   8.500% 2025......................................................      3,050,626        3,043,125
  1,300,709   9.000% 2016-2025.................................................      1,329,301        1,340,543
                                                                                 -------------   --------------
                                                                                     4,379,927        4,383,668
                                                                                 -------------   --------------
              NOTES:
  4,000,000   7.840% 1998......................................................      4,026,840        4,043,752
                                                                                 -------------   --------------
              REMIC-PAC'S:
  1,000,000   7.000% 2020......................................................        954,375          953,229
                                                                                 -------------   --------------
                                                                                     9,361,142        9,380,649
                                                                                 -------------   --------------

              GOVERNMENT NATIONAL MORTGAGE ASSOCIATION - 2.43%
              MORTGAGE BACKED SECURITIES:
  2,807,317   9.000% 2023......................................................      2,898,555        2,908,204
     83,418   9.500% 2019......................................................         82,740           87,667
                                                                                 -------------   --------------
                                                                                     2,981,295        2,995,871
                                                                                 -------------   --------------

 Principal                                                                                           Market
  Amount                                                                           Cost (b)        Value (c)
-----------                                                                      -------------   --------------

              OTHER DIRECT FEDERAL OBLIGATIONS - 5.05%
              FEDERAL HOME LOAN BANK:
$ 3,750,000   6.125% 1996......................................................  $   3,745,313   $    3,730,538
  2,500,000   7.310% 2004......................................................      2,508,984        2,500,000
                                                                                 -------------   --------------
                                                                                     6,254,297        6,230,538
                                                                                 -------------   --------------
              U.S. TREASURY SECURITIES - 8.37%
              BONDS:
  6,000,000   8.125% 2021......................................................      6,618,125        6,448,116
                                                                                 -------------   --------------
              NOTES:
  3,850,000   7.250% 1996......................................................      3,871,055        3,887,291
                                                                                 -------------   --------------
                                                                                    10,489,180       10,335,407
                                                                                 -------------   --------------

              STUDENT LOAN MARKETING ASSOCIATION - 1.23%
              NOTES:
  1,500,000   7.500% 2000......................................................      1,525,312        1,522,841
                                                                                 -------------   --------------
              TOTAL U.S. GOVERNMENT SECURITIES.................................     33,413,413       33,282,681
                                                                                 -------------   --------------
              TOTAL LONG TERM DEBT SECURITIES..................................     57,732,870       57,555,482
                                                                                 -------------   --------------
              TOTAL LONG TERM INVESTMENTS......................................  $  91,442,363   $  108,548,560
                                                                                 -------------   --------------

SHORT-TERM INVESTMENTS-14.04%

--------------------------------------------------------------------------------
 Principal                                                                           Market
  Amount                                                                             Value
-----------                                                                      --------------
              BANKS - 4.83%
$ 5,969,000   First Trust Money Market Variable Rate Time Deposit Account,
                Current rate - 5.95%...........................................  $    5,969,000
                                                                                 --------------
              DIVERSIFIED FINANCE - 1.93%
  2,378,000   Associates Corp. Master Variable Rate Note, Current rate -
                6.00%..........................................................       2,378,000
                                                                                 --------------
              U.S. GOVERNMENT AGENCY - 1.13%
  1,400,000   Federal Home Loan Mortgage Corp., 5.86% 5-3-1995.................       1,399,317
                                                                                 --------------

 Principal                                                                           Market
  Amount                                                                             Value
-----------                                                                      --------------
              U.S. OTHER DIRECT FEDERAL OBLIGATIONS - 6.15%
  7,600,000   Federal Home Loan Bank 5.84% 5-3-1995............................       7,596,301
                                                                                 --------------
              TOTAL SHORT-TERM INVESTMENTS.....................................      17,342,618
                                                                                 --------------
              TOTAL INVESTMENTS IN SECURITIES
                (COST: $108,784,981) (B).......................................  $  125,891,178
                                                                                 --------------

(a) Presently not paying dividend income.
(b) At April 30, 1995, the cost of securities for federal income tax purposes was $108,784,981 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
Unrealized appreciation...........................  $ 18,750,324
Unrealized depreciation...........................    (1,644,127)
----------------------------------------------------------------
Net unrealized appreciation.......................  $ 17,106,197
----------------------------------------------------------------
(c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities.
(d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 5.03% of net assets as of April 30, 1995.
(e) Security is fully or partially on loan at April 30, 1995.
    See Note A of accompanying Notes to Financial Statements.

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO
Schedule of Investments
(Unaudited)
April 30, 1995

COMMON STOCKS-91.62%

--------------------------------------------------------------------------------
                                                                Market
 Shares                                           Cost (b)     Value (c)
---------                                        -----------  -----------
           BIOMEDICS, GENETICS RESEARCH AND
           DEVELOPMENT-1.05%
   55,000  Centocor, Inc. (a)..................  $   985,784  $   776,875
                                                 -----------  -----------
           BROADCASTING-3.75%
   60,000  America Online, Inc. (a) (e)........      513,750    2,782,500
                                                 -----------  -----------
           BUSINESS SERVICES AND SUPPLIES -
           4.33%
  120,000  Acxiom Corp. (a)....................      738,750    2,085,000
   45,500  Landmark Graphics Corp. (a).........    1,282,606    1,126,125
                                                 -----------  -----------
                                                   2,021,356    3,211,125
                                                 -----------  -----------
           COMPUTER-SOFTWARE-18.31%
    8,000  Cerner Corp. (a)....................      378,000      425,000
   23,000  FTP Software, Inc. (a)..............      720,843      603,750
   52,000  Informix Corp. (a)..................      604,875    2,047,500
  100,000  Input/Output, Inc. (a)..............      556,250    3,387,500
   12,000  Medaphis Corp. (a)..................      663,609      684,000
   15,000  Medic Computer Systems, Inc. (a)....      721,680      660,000
   25,000  Network General Corp. (a)...........      730,268      653,125
   31,000  Parametric Technology Corp. (a).....      304,238    1,472,500
   28,500  Sybase, Inc. (a)....................      650,688      691,125
   24,900  Synopsys, Inc. (a)..................      857,600    1,350,825
   41,000  System Software Associates, Inc.....      807,700    1,030,125
   30,000  Wall Data (a) (e)...................      736,248      577,500
                                                 -----------  -----------
                                                   7,731,999   13,582,950
                                                 -----------  -----------
           CONSTRUCTION-2.14%
   60,000  Fastenal Co. (e)....................      356,876    1,590,000
                                                 -----------  -----------
           ELECTRONIC-COMMUNICATION SECURITY -
           1.00%
   22,500  ADC Telecommunications, Inc. (a)....      729,612      742,500
                                                 -----------  -----------
           ELECTRONIC-CONTROLS AND EQUIPMENT -
           5.35%
   41,700  Benchmark Electronics, Inc. (a).....    1,009,517      854,850
   33,000  StrataCom, Inc. (a).................      820,875    1,212,750
   34,000  Ultratech Stepper, Inc. (a).........      901,875    1,904,000
                                                 -----------  -----------
                                                   2,732,267    3,971,600
                                                 -----------  -----------
           ELECTRONIC-SEMICONDUCTOR AND
           CAPACITOR-6.95%
   10,000  Alliance Semiconductor Corp. (a)....      498,965      407,500
   13,500  Integrated Device Technology, Inc.
             (a)...............................      533,250      514,688
   12,500  Integrated Silicon Solutions, Inc.
             (a)...............................      524,413      481,250
   59,000  Unitrode Corp. (a)..................    1,129,256    1,224,250
   33,000  Xilinx, Inc. (a)....................    1,285,926    2,532,750
                                                 -----------  -----------
                                                   3,971,810    5,160,438
                                                 -----------  -----------
           HEALTH CARE SERVICES-6.83%
   43,000  Genesis Health Ventures, Inc. (a)
             (e)...............................      773,603    1,171,750
   40,000  Health Care & Retirement Corp.
             (a)...............................      340,000    1,130,000
   17,400  Healthsource, Inc. (a)..............      698,436      624,225
   33,500  Medpartners, Inc. (a) (e)...........      603,875      791,438
   15,000  Omnicare, Inc. (e)..................      592,500      729,375
   19,000  Rotech Medical Corp. (a)............      555,750      617,500
                                                 -----------  -----------
                                                   3,564,164    5,064,288
                                                 -----------  -----------

                                                                Market
 Shares                                           Cost (b)     Value (c)
---------                                        -----------  -----------
           LEISURE TIME-AMUSEMENTS-1.09%
   22,500  Hollywood Entertainment Corp. (a)
             (e)...............................  $   763,275  $   810,000
                                                 -----------  -----------
           MACHINERY-OIL AND WELL-2.21%
   60,000  Petroleum Geo Services A/S ADS (a)
             (e)                                   1,003,250    1,638,750
                                                 -----------  -----------
           MEDICAL SUPPLIES-1.60%
   30,000  Steris Corp. (a) (e)................    1,067,130    1,185,000
                                                 -----------  -----------
           OFFICE EQUIPMENT AND SUPPLIES -
           4.83%
   31,000  Avid Technology, Inc. (a) (e).......      692,825    1,249,687
   40,000  Franklin Electric Publishers, Inc.
             (a)...............................      977,760    1,240,000
   32,200  Sterling Software, Inc. (a).........      604,985    1,094,800
                                                 -----------  -----------
                                                   2,275,570    3,584,487
                                                 -----------  -----------
           PRINTING-0.92%
   14,000  Indigo NV (a).......................      540,946      679,000
                                                 -----------  -----------
           RECREATION EQUIPMENT-1.46%
   87,800  Callaway Golf Co. (e)...............      793,888    1,086,525
                                                 -----------  -----------
           RESTAURANTS AND FRANCHISING-6.51%
   67,300  Applebees International, Inc........    1,201,960    1,480,600
   81,200  Lone Star Steakhouse & Saloon, Inc.
             (a) (e)...........................      356,925    2,486,750
   25,000  Papa John's International, Inc. (a)
             (e)...............................      720,625      865,625
                                                 -----------  -----------
                                                   2,279,510    4,832,975
                                                 -----------  -----------
           RETAIL-MISCELLANEOUS-12.97%
   73,000  Authentic Fitness Corp. (a).........      862,723    1,204,500
   40,000  Bed, Bath & Beyond, Inc. (a)........      455,000      835,000
   72,000  Books-A-Million, Inc. (a)...........      991,813      999,000
   48,600  Corporate Express, Inc. (a) (e).....      777,600    1,372,950
   27,000  Franklin Quest Co. (a) (e)..........      966,660      897,750
   42,000  Gymboree Corp. (a) (e)..............      993,000      987,000
   50,000  Micro Warehouse, Inc. (a) (e).......      512,500    1,750,000
   33,000  Sunglass Hut International, Inc. (a)
             (e)...............................      941,203      946,687
   25,500  West Marine, Inc. (a)...............      421,875      631,125
                                                 -----------  -----------
                                                   6,922,374    9,624,012
                                                 -----------  -----------
           TELECOMMUNICATIONS-4.24%
   38,800  Cisco Systems, Inc. (a).............      327,552    1,547,150
   26,500  MFS Communications Co. (a)..........    1,039,978      947,375
   21,000  Newbridge Networks Corp. (a) (e)....      216,974      651,000
                                                 -----------  -----------
                                                   1,584,504    3,145,525
                                                 -----------  -----------
           TRANSPORTATION-1.58%
   50,000  American Freightways Corp. (a)......      771,875    1,168,750
                                                 -----------  -----------
           UTILITIES-TELEPHONE-2.53%
   45,000  IntelCom Group, Inc. (a)............      644,000      489,375
   55,000  LCI International, Inc. (a) (e).....      894,300    1,388,750
                                                 -----------  -----------
                                                   1,538,300    1,878,125
                                                 -----------  -----------
           WASTE DISPOSAL-1.97%
   51,700  United Waste System, Inc. (a).......    1,158,950    1,460,525
                                                 -----------  -----------
           TOTAL COMMON STOCKS.................  $43,307,190  $67,975,950
                                                 -----------  -----------

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

SHORT-TERM INVESTMENTS-8.31%

--------------------------------------------------------------------------------
 Principal                                                                          Market
  Amount                                                                          Value (c)
-----------                                                                      ------------
              BANKS-4.51%
$3,342,064    First Trust Money Market Variable Rate Time Deposit Account,
                Current rate -- 5.95%..........................................  $ 3,342,064
                                                                                 ------------
              DIVERSIFIED FINANCE-3.80%
 2,822,000    Associates Corp. Master Variable Rate Note, Current
                rate -- 6.00%..................................................    2,822,000
                                                                                 ------------
              TOTAL SHORT-TERM INVESTMENTS.....................................    6,164,064
                                                                                 ------------
              TOTAL INVESTMENTS IN SECURITIES (COST: $49,471,254) (B)..........  $74,140,014
                                                                                 ------------

(a) Presently not paying dividend income.
(b) At April 30, 1995, the cost of securities for federal income tax purposes was
    $49,471,254 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
   Unrealized appreciation.................................................  $26,269,867
   Unrealized depreciation.................................................   (1,601,107)
----------------------------------------------------------------------------------------
   Net unrealized appreciation.............................................  $24,668,760
----------------------------------------------------------------------------------------
(c) See Note A of accompanying Notes to Financial Statements regarding valuation of
    Securities.
(d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 4.00%
    of net assets as of April 30, 1995.
(e) Security is fully or partially on loan at April 30, 1995. See Note A of accompanying
    Notes to Financial Statements.

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments
(Unaudited)
April 30, 1995

COMMON STOCKS-0.31%

--------------------------------------------------------------------------------
                                                                                           Market
Shares                                                                       Cost (b)    Value (c)
-------                                                                      ---------   ----------
          BROADCASTING-0.02%
 1,000    Petro PSC Properties, L.P. (Warrants) (a)........................  $ 36,570    $  33,000
                                                                             ---------   ----------
          CONSUMER GOODS-0.03%
 1,800    Chattem, Inc. (Warrants) (a) (f).................................    18,424        7,200
17,400    Drypers Corp. (Warrants) (a).....................................    52,200       34,800
                                                                             ---------   ----------
                                                                               70,624       42,000
                                                                             ---------   ----------
          LEISURE TIME-AMUSEMENTS-0.14%
 4,565    Boomtown, Inc. (warrants) (a)....................................    28,942        2,283
26,670    Capital Gaming International (a).................................   133,350      113,348
22,750    Capital Gaming International (warrants) (a)......................    35,440       34,836
 6,000    Casino Magic Finance Corp. (Warrants) (a)........................     9,000        1,500
 6,000    Hemmeter Enterprises, Inc. (Warrants) (a)........................    24,000       12,000
                                                                             ---------   ----------
                                                                              230,732      163,967
                                                                             ---------   ----------
          MACHINERY-0.01%
 7,500    Terex Corp. (Rights) (a).........................................    18,750        6,000
                                                                             ---------   ----------
          RETAIL-MISCELLANEOUS-0.11%
 5,397    Southland Corp. (Warrants) (a)...................................     1,991       11,131
28,500    Thrifty Payless Holdings, Inc. (Warrants) (a)....................   160,500      114,000
                                                                             ---------   ----------
                                                                              162,491      125,131
                                                                             ---------   ----------
          TOTAL COMMON STOCKS..............................................  $519,167    $ 370,098
                                                                             ---------   ----------

PREFERRED STOCKS-0.58%

--------------------------------------------------------------------------------
                                                                                           Market
Shares                                                                       Cost (b)    Value (c)
-------                                                                      ---------   ----------
          MACHINERY-0.58%
25,000    Terex Corp. (Warrants) (a) (i)...................................  $ 50,000    $ 300,000
25,000    Terex Corp., Mandatory Redemption Pfd Stock (a) (i)..............   575,000      387,500
                                                                             ---------   ----------
          TOTAL PREFERRED STOCKS...........................................  $625,000    $ 687,500
                                                                             ---------   ----------

CORPORATE BONDS-NON-INVESTMENT GRADE-93.82%

--------------------------------------------------------------------------------
                                                                   Standard
 Principal                                                         & Poor's                       Market
  Amount                                                            Rating       Cost (b)        Value (c)
-----------                                                       -----------  -------------   -------------
              AUTOMOBILE AND MOTOR VEHICLE PARTS-2.05%
$1,000,000    Doehler Jarvis, Inc., 11.875% Sr Note 6-1-2002....    B          $   1,005,000   $   1,040,000
 1,500,000    Penda Corp., 10.75% Sr Note Ser B 3-1-2004........    B-             1,462,500       1,365,000
                                                                               -------------   -------------
                                                                                   2,467,500       2,405,000
                                                                               -------------   -------------
              BEVERAGE-3.77%
 2,000,000    All-American Bottling Corp., 13.00% Sr Secured
                Note 8-15-2001 (and warrants)...................    B-             1,890,000       1,720,000
 2,000,000    Heileman Acquisition Co., 9.625% Sr Sub Note
                1-31-2004.......................................    B-             1,889,750       1,360,000
 1,500,000    Seven-Up/RC Bottling Co. of Southern CA, 11.50% Sr
                Secured Note 8-1-1999...........................    B-             1,526,875       1,353,750
                                                                               -------------   -------------
                                                                                   5,306,625       4,433,750
                                                                               -------------   -------------
              BUILDING MATERIALS-2.98%
 1,250,000    Associated Materials, Inc., 11.50% Sr Sub Note
                8-15-2003.......................................    B-             1,229,750       1,146,875
 1,500,000    Nortek, Inc., 9.875% Sr Sub Note 3-1-2004.........    CCC+           1,488,770       1,410,000
 1,000,000    Wickes Lumber Co., 11.625% Sr Sub Note
                12-15-2003......................................    B-               998,750         950,000
                                                                               -------------   -------------
                                                                                   3,717,270       3,506,875
                                                                               -------------   -------------

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

CORPORATE BONDS-NON-INVESTMENT GRADE-CONTINUED

--------------------------------------------------------------------------------
                                                                   Standard
 Principal                                                         & Poor's                       Market
  Amount                                                            Rating       Cost (b)        Value (c)
-----------                                                       -----------  -------------   -------------
              CHEMICALS-1.68%
$2,000,000    Indspec Chemical Corp., 11.50% Sr Sub Disc Note
                Ser B 12-1-2003 (Zero coupon until 12-1-1998)
                (e).............................................    B-         $   1,327,173   $   1,220,000
   750,000    Pioneer Americas Acquisition Corp., 13.375% First
                Mtg Note 4-15-2005..............................    B2*              750,000         750,000
                                                                               -------------   -------------
                                                                                   2,077,173       1,970,000
                                                                               -------------   -------------
              CONSUMER GOODS-9.00%
 1,290,000    Allied Waste Industries, Inc., 10.75% Sr Sub Note
                2-1-2004........................................    B              1,262,450       1,315,800
 1,300,000    Chattem, Inc., 12.75% Sr Sub Note Ser B
                6-15-2004.......................................    B-             1,268,601       1,189,500
 1,200,000    Drypers Corp., 12.50% Sr Note Ser B 11-1-2002.....    B+             1,204,390       1,212,000
 1,250,000    Florsheim Shoe Co., 12.75% Sr Note 9-1-2002 (h)...    B+             1,250,000       1,190,625
 1,250,000    Hosiery Corp. of America, Inc., 13.75% Sr Sub Note
                8-1-2002 (f)....................................    B-             1,235,314       1,237,500
 2,030,000    Plastic Specialty & Technologies, Inc., 11.25% Sr
                Secured Note 12-1-2003..........................    B-             1,978,375       1,791,475
 1,500,000    Roadmaster Industries, Inc., 11.75% Sr Sub Note
                7-15-2002.......................................    B-             1,491,563       1,451,250
 1,200,000    Solon Automated Services, Inc., 12.75% Sr Note
                7-15-2001.......................................    B+             1,211,750       1,188,000
                                                                               -------------   -------------
                                                                                  10,902,443      10,576,150
                                                                               -------------   -------------
              CONTAINERS AND PACKAGING-5.77%
 1,350,000    Crown Packaging Ltd., 10.75% Sr Secured Note Ser B
                11-1-2000.......................................    B3*            1,349,250       1,353,375
 1,300,000    Mail-Well Corp., 10.50% Sr Sub Note 2-15-2004
                (i).............................................    B-             1,271,000       1,144,000
 1,250,000    Malette, Inc., 12.25% Sr Secured Note 7-15-2004...    BB-            1,250,000       1,300,000
 1,250,000    RXI Holdings, Inc., 14.00% Sr Secured Note
                7-15-2002 (f)...................................    B-             1,250,000       1,250,000
   952,000    Seminole Kraft Corp., 13.50% Sub Deb 10-15-1996...    NR               931,125         953,190
   800,000    Williamhouse-Regency of Delaware, Inc., 11.50% Sr
                Sub Deb 6-15-2005...............................    B-               789,500         780,000
                                                                               -------------   -------------
                                                                                   6,840,875       6,780,565
                                                                               -------------   -------------
              ENERGY-1.07%
 1,250,000    WRT Energy Corp., 13.875% Sr Note 3-1-2002........    B-             1,250,000       1,259,375
                                                                               -------------   -------------
              FOOD-GROCERY, MISCELLANEOUS-7.88%
 1,000,000    Curtice-Burns Foods Inc., 12.25% Sr Sub Note
                2-1-2005........................................    B              1,000,000       1,060,000
 1,617,000    Di Giorgio Corp., 12.00% Sr Note 2-15-2003........    B              1,576,930       1,390,620
 2,350,000    Envirodyne Industries, Inc., 10.25% Sr Note
                12-1-2001 (h)...................................    B-             1,901,375       1,915,250
 1,000,000    Fresh Del Monte Produce N.V., 10.00% Note Ser A
                5-1-2003........................................    B                981,250         840,000
 1,400,000    Pilgrims Pride Corp., 10.875% Sr Sub Deb
                8-1-2003........................................    B-             1,400,694       1,316,000
 2,000,000    Specialty Foods Corp., 11.25% Sr Sub Note
                8-15-2003.......................................    B-             1,828,750       1,940,000
 2,000,000    White Rose Foods, Inc., 12.44% Sr Note
                11-1-1998.......................................    B-             1,316,169         800,000
                                                                               -------------   -------------
                                                                                  10,005,168       9,261,870
                                                                               -------------   -------------
              LEISURE TIME-AMUSEMENTS-10.81%
 1,250,000    Boomtown, Inc., 11.50% First Mtg Note 11-1-2003...    B+             1,201,995       1,143,750
 2,000,000    Capital Gaming International, Inc., 11.50% Secured
                Note 2-1-2001...................................    Caa*           1,592,060       1,580,000
 1,000,000    GB Property Funding, 10.875% First Mtg Bond
                1-15-2004.......................................    B+               820,000         855,000
 1,901,480    Hemmeter Enterprises, Inc., 12.00% Sr Secured Note
                12-15-2000 (Interest is Payable-in-Kind) (i)....    NR             1,606,592       1,443,171
 1,000,000    Lady Luck Gaming Finance Corp., 10.50% First Mtg
                Note 3-1-2001...................................    CCC+           1,000,000         585,000
 1,750,000    Pioneer Finance Corp., 13.50% First Mtg Bond
                12-1-1998.......................................    B-             1,371,875       1,391,250
 1,500,000    PRT Funding Corp., 11.625% Sr Note 4-15-2004(h)...    B-             1,384,500       1,233,750
 2,750,000    Trump Castle Funding, Inc., 11.75% First Mtg Bond
                11-15-2003......................................    Caa*           1,969,087       1,711,875
 1,750,000    Trump Plaza Funding, Inc., 10.875% First Mtg Note
                6-15-2001.......................................    B              1,435,913       1,452,500
 1,852,139    Trump Taj Mahal Funding, Inc., 11.35% First Mtg
                Note 11-15-1999 (Interest is 9.375% cash and
                1.975% Payable-in-Kind).........................    Caa*           1,687,325       1,312,147
                                                                               -------------   -------------
                                                                                  14,069,347      12,708,443
                                                                               -------------   -------------
              MACHINERY-7.44%
 1,250,000    MVE, Inc., 12.50% Sr Secured Note 2-15-2002.......    B+             1,250,000       1,306,250
 1,250,000    Primeco, Inc., 12.75% Sr Sub Note 3-1-2005........    B              1,250,000       1,293,750
 1,000,000    Specialty Equipment Companies, Inc., 11.375% Sr
                Sub Note 12-1-2003..............................    B-             1,000,000         997,500
 1,300,000    Spreckels Industries, Inc., 11.50% Sr Secured Note
                9-1-2000 (h)....................................    B              1,310,875       1,300,000
   622,000    Terex Corp., 13.00% Sr Secured Note 8-1-1996
                (i).............................................    NR               600,840         634,440
 2,250,000    Terex Corp., 13.75% Sr Secured Note 5-15-2002
                (f).............................................    Caa*           2,250,000       2,250,000

*Moody's Rating

--------------------------------------------------------------------------------
                                                                   Standard
 Principal                                                         & Poor's                       Market
  Amount                                                            Rating       Cost (b)        Value (c)
-----------                                                       -----------  -------------   -------------
$1,000,652    Thermadyne Industries, Inc., 10.75% Sr Sub Note
                11-1-2003.......................................    CCC        $     962,827   $     960,626
                                                                               -------------   -------------
                                                                                   8,624,542       8,742,566
                                                                               -------------   -------------
              MEDIA-5.21%
 2,000,000    American Telecasting, Inc., 12.75% Sr Sub Disc
                Note 6-15-2004 (Zero coupon until 6-15-1999)
                (and warrants) (e)..............................    CCC+           1,192,346       1,090,000
 1,000,000    Commodore Media, 13.25% 5-1-2003 (e) (f)..........    NR               860,350         860,350
 2,518,472    Falcon Holding Group, L.P., 11.00% Sr Sub Note Ser
                B 9-15-2003 (Interest is Payable-in-Kind).......    NR             2,498,844       2,175,343
 1,000,000    In-Flight Phone Corp., 14.00% Sr Sub Disc Note Ser
                A 5-15-2002 (Zero coupon until 5-15-1998) (e)
                (f).............................................    B-               664,840         664,840
 2,000,000    Marvel (Parent) Holdings, Inc., 12.25% Sr Secured
                Disc Note 4-15-1998 (e).........................    B              1,411,960       1,335,000
                                                                               -------------   -------------
                                                                                   6,628,340       6,125,533
                                                                               -------------   -------------
              METALS-MINING AND MISCELLANEOUS-7.43%
 1,250,000    Bayou Steel Corp., 10.25% First Mtg Note
                3-1-2001........................................    B              1,223,750       1,156,250
 1,250,000    Gulf States Steel, 13.50% First Mtg Note 4-15-2003
                (and warrants) (f)..............................    B1*            1,250,000       1,250,000
 1,550,000    Haynes International, Inc., 11.25% Sr Secured Note
                Ser A 6-15-1998.................................    CCC+           1,511,250       1,480,250
 1,750,000    Haynes International, Inc., 13.50% Sr Sub Deb
                8-15-1999.......................................    CCC-           1,115,000       1,155,000
 1,000,000    Horsehead Industries, Inc., 15.75% Sr Sub Ext
                Reset Note 6-1-1999 (h).........................    CCC-             991,250       1,025,000
 1,250,000    Renco Metals, Inc., 12.00% Sr Note 7-15-2000......    B+             1,235,000       1,262,500
 1,400,000    Sheffield Steel Corp., 12.00% First Mtg Note
                11-1-2001 (and warrants)........................    B-             1,399,000       1,400,000
                                                                               -------------   -------------
                                                                                   8,725,250       8,729,000
                                                                               -------------   -------------
              RESTAURANTS AND FRANCHISING-3.22%
 1,000,000    Carrols Corp., 11.50% Sr Note 8-15-2003...........    B+             1,000,000         930,000
 1,500,000    Family Restaurants, Inc., 9.75% Sr Note
                2-1-2002........................................    B              1,375,125       1,025,625
 2,252,000    Flagstar Corp., 11.25% Sr Sub Deb 11-1-2004.......    CCC+           2,186,530       1,829,750
                                                                               -------------   -------------
                                                                                   4,561,655       3,785,375
                                                                               -------------   -------------
              RETAIL-MISCELLANEOUS-12.59%
   511,500    Almacs, Inc., 11.50% Note 11-19-2004 (a)..........    D                575,875         178,920
 2,000,000    Color Tile, Inc., 10.75% Sr Note 12-15-2001.......    B-             1,515,625       1,380,000
 1,000,000    Cumberland Farms, Inc., 10.50% Sr Secured Note
                10-1-2003 (g)...................................    NR               927,500         820,000
 2,142,500    Farm Fresh Holdings Corp., 14.25% Sr Note
                10-1-2002 (Interest is Payable-in-kind thru
                10-1-1997)......................................    CCC+             781,872       1,056,704
 1,400,000    Farm Fresh, Inc., 12.25% Sr Note 10-1-2000........    B-             1,427,500       1,335,250
 4,000,000    Grand Union Co., 12.25% Sr Sub Note 7-15-2002 (a)
                (h).............................................    D              2,956,937       1,330,000
 1,345,563    Kash N Karry Corp., 11.50% Sr Note 2-1-2003
                (Interest is Payable in Kind until 2-1-1996)....    B-             1,200,706       1,286,244
 1,300,000    Mayfair Supermarkets, Inc., 11.75% Sr Sub Note
                3-30-2003.......................................    B-             1,332,500       1,196,000
 1,250,000    Pantry (The), Inc., 12.00% Sr Note Ser B
                11-15-2000......................................    B              1,243,750       1,256,250
   350,000    Pay 'N' Pak Stores, Inc., 13.50% Sr Sub Deb
                6-1-1998 (a)....................................    Ca*              350,000           1,750
 1,500,000    Purity Supreme, Inc., 11.75% Sr Secured Note
                8-1-1999 (and warrants).........................    CCC+           1,428,733       1,605,000
 1,250,000    Stater Brothers, Inc., 11.00% Sr Note 3-1-2001....    B+             1,236,250       1,221,875
 1,750,000    Thrifty Payless, Inc., 12.25% Sr Sub Note
                4-15-2004.......................................    B-             1,587,937       1,785,000
 1,000,000    Victory Markets, Inc., 12.50% Sub Exchange Note
                3-15-2000.......................................    NR               870,000         350,000
                                                                               -------------   -------------
                                                                                  17,435,185      14,802,993
                                                                               -------------   -------------
              TECHNOLOGY-4.74%
 3,000,000    Computervision Corp., 11.375% Sr Sub Note
                8-15-1999.......................................    CCC+           2,590,000       2,865,000
 1,650,000    Genicom Corp., 12.50% Sr Sub Note 2-15-1997.......    NR             1,465,500       1,617,000
 1,450,000    U.S. Banknote Corp., 11.625% Sr Note Ser B
                8-1-2002........................................    B+             1,377,700       1,087,500
                                                                               -------------   -------------
                                                                                   5,433,200       5,569,500
                                                                               -------------   -------------
              TEXTILE MANUFACTURING-2.13%
 1,500,000    Synthetic Industries, Inc., 12.75% Sr Sub Deb
                12-1-2002.......................................    B-             1,454,305       1,470,000
 1,250,000    U.S. Leather, Inc., 10.25% Sr Note 7-31-2003......    B+             1,197,126       1,037,500
                                                                               -------------   -------------
                                                                                   2,651,431       2,507,500
                                                                               -------------   -------------
              TOBACCO-1.84%
 3,000,000    Liggett Group, Inc., 11.50% Ser B Secured Note
                2-1-1999........................................    NR             2,196,625       2,160,000
                                                                               -------------   -------------

*Moody's Rating

FORTIS ADVANTAGE HIGH YIELD PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

CORPORATE BONDS-NON-INVESTMENT GRADE-CONTINUED

--------------------------------------------------------------------------------
                                                                   Standard
 Principal                                                         & Poor's                       Market
  Amount                                                            Rating       Cost (b)        Value (c)
-----------                                                       -----------  -------------   -------------
              TRANSPORTATION-4.21%
$  350,000    Continental Airlines, Inc., 12.125% Secured
                Equipment Trust Certificate 4-15-1996 (a).......    NR         $     113,523   $      52,500
 2,000,000    GPA Delaware, Inc., 8.75% Deb 12-15-1998..........    CCC+           1,633,125       1,580,000
 1,250,000    K & F Industries, Inc., 11.875% Sr Secured Note
                12-1-2003.......................................    B+             1,185,000       1,265,625
 1,000,000    Northwest Airlines Trust No. 2, 13.875% Ser D Sub
                Aircraft Note 6-21-2008 (f).....................    BB+            1,000,000       1,050,773
 1,000,000    Petro PSC Properties, L.P., 12.50% Sr Note
                6-1-2002........................................    B                962,930       1,005,000
                                                                               -------------   -------------
                                                                                   4,894,578       4,953,898
                                                                               -------------   -------------
              TOTAL CORPORATE BONDS - NON-INVESTMENT GRADE......                 117,787,207     110,278,393
                                                                               -------------   -------------
              TOTAL LONG-TERM INVESTMENTS.......................               $ 118,931,374   $ 111,335,991
                                                                               -------------   -------------

SHORT-TERM INVESTMENTS-2.89%

--------------------------------------------------------------------------------
 Principal                                                                          Market
  Amount                                                                           Value (c)
-----------                                                                      -------------
              BANKS-2.89%
$3,395,000    First Trust Money Market Variable Rate Time Deposit Account,
                Current rate -- 5.95%..........................................  $   3,395,000
                                                                                 -------------
              TOTAL INVESTMENTS IN SECURITIES (COST: $122,326,374) (B).........  $ 114,730,991
                                                                                 -------------
                                                                                 -------------

(a) Presently non-income producing. For corporate debt securities, items identified are in default as to payment of interest and/or principal.
(b) At April 30, 1995, the cost of securities for federal income tax purposes was
    $122,326,374 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
    Unrealized appreciation................................................  $  3,004,736
    Unrealized depreciation................................................   (10,600,119)
    -------------------------------------------------------------------------------------
    Net unrealized depreciation............................................  $ (7,595,383)
    -------------------------------------------------------------------------------------
(c) See Note A of accompanying Notes to Financial Statements regarding valuation of
    Securities.
(d) Note:Percentage of investments as shown is the ratio of the total market value to total net assets.
(e) The interest rate disclosed for these securities represent the original issue discount yields on the date of acquisition.
(f) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or to other "accredited investors". These investments have been identified by portfolio management as illiquid securities, the value of these securities at April 30, 1995 is $8,570,663 which represents 7.29% of net assets.
(g) The fund entered into the following restricted security transaction. On February 2,
    1994, the fund purchased $1,000,000 of Cumberland Farms with a cost basis of
    $927,500. This private placement represents allof the restricted illiquid securities owned by the fund and is equal to .70% of net assets. See Note A of accompanying
    Notes to Financial Statements.
(h) Security is fully or partially on loan at April 30, 1995. See Note A of accompanying
    Notes to Financial Statements.
(i) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "accreditied investors". Pursuant to guidelines adopted by The Board of Directors, these issues are deemed to be liquid.

FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO
Schedule of Investments
(Unaudited)
April 30, 1995

ASSET BACKED SECURITIES-9.17%

--------------------------------------------------------------------------------
                                                                                     Standard
   Principal                                                                         & Poor's                     Market
    Amount                                                                            Rating       Cost (a)      Value (b)
  -----------                                                                      ------------   -----------   -----------
                MISCELLANEOUS-2.94%
  $2,000,000    Green Tree Financial Corp., 7.65% Ser 1994-1 Class A5 Sr Sub Pass
                  Thru Certificate 4-15-2019.....................................    AA2*         $1,992,533    $1,908,958
                                                                                                  -----------   -----------
                WHOLE LOAN RESIDENTIAL-6.23%
   1,000,000    General Electric Capital Mtg Services, Inc., 8.50% 1995-2 Class M
                  5-25-2025......................................................    AA              993,141       993,125
   1,686,443    Residential Resources, Inc., 9.50% Series 14 Class A Busted PAC
                  12-1-2018......................................................    AAA           1,727,506     1,726,191
   1,486,682    Securitized Asset Sales, Inc., 7.00% Ser 1994-5 Class AM
                  7-25-2024......................................................    AAA           1,328,849     1,328,258
                                                                                                  -----------   -----------
                                                                                                   4,049,496     4,047,574
                                                                                                  -----------   -----------
                TOTAL ASSET BACKED SECURITIES....................................                 $6,042,029    $5,956,532
                                                                                                  -----------   -----------

U.S. GOVERNMENT SECURITIES-85.13%

--------------------------------------------------------------------------------
Principal                                                       Market
  Amount                                          Cost (a)     Value (b)
----------                                       -----------  -----------
            FEDERAL HOME LOAN MORTGAGE
            CORPORATION - 11.18%
            MORTGAGE BACKED SECURITIES:
$  436,347  9.00% 2001-2018....................  $   421,422  $   448,481
 1,859,865  9.50% 2016.........................    1,992,576    1,941,815
   263,216  11.25% 2014........................      283,855      287,316
   468,326  11.50% 2019........................      501,123      512,817
   337,683  12.50% 2019........................      367,188      374,828
                                                 -----------  -----------
                                                   3,566,164    3,565,257
                                                 -----------  -----------
            REMIC-IO & IO-ETTE:
    47,088  38.00% #1364-1 Interest Only Strip
              I/O-ette 2005 (d)................      278,879      832,046
                                                 -----------  -----------
            REMIC-PACS:
 1,278,792  9.00% #136-D 2020..................    1,285,109    1,314,341
 1,500,000  9.50% #1001-F 2003.................    1,527,828    1,548,584
                                                 -----------  -----------
                                                   2,812,937    2,862,925
                                                 -----------  -----------
                                                   6,657,980    7,260,228
                                                 -----------  -----------
            FEDERAL NATIONAL MORTGAGE
            ASSOCIATION - 12.16%
            MORTGAGE BACKED SECURITIES:
 2,178,124  8.50% 2022.........................    2,301,401    2,209,435
   455,359  10.50% 2014........................      486,589      492,641
   402,938  11.50% 2015........................      440,460      444,742
   307,677  12.00% 2011........................      338,375      342,099
   309,241  12.50% 2015........................      345,509      345,963
                                                 -----------  -----------
                                                   3,912,334    3,834,880
                                                 -----------  -----------
            NOTE:
 2,000,000  8.50% 2005.........................    2,080,377    2,067,768
                                                 -----------  -----------
            REMIC-INVERSE FLOATER:
 2,833,703  7.85% Inverse COFI Floating Rate
              2008 (e).........................    1,803,131    1,884,413
                                                 -----------  -----------
            REMIC-PACS:
   108,702  13.50% Trust #1989-98G 2017........      124,730      113,072
                                                 -----------  -----------
                                                   7,920,572    7,900,133
                                                 -----------  -----------

Principal                                                       Market
  Amount                                          Cost (a)     Value (b)
----------                                       -----------  -----------

            GOVERNMENT NATIONAL MORTGAGE
            ASSOCIATION - 15.31%
            MORTGAGE BACKED SECURITIES:
$1,441,231  Fleet Mtg Securities Class D,
              9.125% 2018 (GNMA Backed)........  $ 1,474,568  $ 1,477,736
 4,130,438  8.00% 2017.........................    4,238,200    4,122,693
   584,582  9.00% 2016.........................      620,172      600,840
 3,584,109  9.50% 2016.........................    3,754,966    3,744,172
                                                 -----------  -----------
                                                  10,087,906    9,945,441
                                                 -----------  -----------

            OTHER DIRECT FEDERAL OBLIGATIONS -
            5.39%
            FEDERAL HOME LOAN BANK:
 3,500,000  7.31% 2004.........................    3,511,474    3,500,000
                                                 -----------  -----------

            OTHER GOVERNMENT AGENCIES - 2.52%
            RESOLUTION FUNDING CORPORATION:
 7,000,000  8.395% Zero Coupon Strip 2014
              (f)..............................    1,753,629    1,638,203
                                                 -----------  -----------

            U.S. TREASURY SECURITIES - 38.57%
            BONDS:
 4,430,000  8.125% 2021........................    4,657,931    4,760,858
                                                 -----------  -----------
            NOTES:
 3,360,000  7.25% 1996.........................    3,378,375    3,392,544
 2,000,000  7.875% 2004........................    2,077,988    2,110,000
 5,000,000  8.75% 1997.........................    5,270,496    5,229,680
 4,500,000  9.00% 1998.........................    4,836,670    4,774,211
 4,650,000  9.375% 1996........................    4,787,933    4,780,781
                                                 -----------  -----------
                                                  20,351,462   20,287,221
                                                 -----------  -----------
                                                  25,009,393   25,048,074
                                                 -----------  -----------
            TOTAL U.S. GOVERNMENT AND
              AGENCIES.........................   54,940,954   55,292,079
                                                 -----------  -----------
            TOTAL LONG-TERM DEBT SECURITIES....  $60,982,983  $61,248,611
                                                 -----------  -----------

*Moody's Rating

FORTIS ADVANTAGE GOVERNMENT TOTAL RETURN PORTFOLIO
Schedule of Investments (continued)
(Unaudited)
April 30, 1995

SHORT-TERM INVESTMENTS-1.38%

--------------------------------------------------------------------------------
Principal                                                                         Market
 Amount                                                                         Value (b)
---------                                                                      ------------
            DIVERSIFIED FINANCE-0.09%
$  55,000   Associates Corp. Master Variable Rate Note, Current
              rate -- 6.00%..................................................  $     55,000
                                                                               ------------
            U.S. GOVERNMENT AGENCY-1.29%
  840,000   Federal National Mortgage Association, 5.85% 5-3-1995............       839,591
                                                                               ------------
            TOTAL SHORT-TERM INVESTMENTS.....................................       894,591
                                                                               ------------
            TOTAL INVESTMENTS IN SECURITIES
              (COST: $61,877,574) (B)........................................  $ 62,143,202
                                                                               ------------
                                                                               ------------

(a) At April 30, 1995, the cost of securities for federal income tax purposes was $62,600,792 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
  Unrealized appreciation.................................  $   876,773
  Unrealized depreciation.................................   (1,334,363)
  ---------------------------------------------------------------------
  Net unrealized depreciation.............................  $  (457,590)
  ---------------------------------------------------------------------
(b) See Note A of accompanying Notes to Financial Statements regarding valuation of Securities.
(c) Note: Percentage of investments as shown is the ratio of the total market value to total net assets.
(d) The interest rates disclosed for interest only and principal only strips represent effective yields at April 30, 1995, based upon the estimated timing and, in the case of interest only strips, amount of future cash flows. These investments have been identified by portfolio management as illiquid securities. The aggregate value of these securities at April 30, 1995 is $832,046 which represents 1.28% of total net assets.
(e) Inverse floaters represent securities that pay interest at a rate that increases (decreases) with a decrease (increase) in a specified index. Interest rates disclosed are the rates in effect on April 30, 1995.
(f) The interest rate disclosed for these securities represent the original issue discount yields on the date of acquisition.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Assets and Liabilities

(Unaudited)

April 30, 1995

--------------------------------------------------------------------------------
                                                                                                              GOVERNMENT
                                                                  ASSET         CAPITAL          HIGH            TOTAL
                                                               ALLOCATION     APPRECIATION       YIELD          RETURN
                                                                PORTFOLIO      PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                              -------------   ------------   -------------   -------------
ASSETS:
  Investments in securities, as detailed in the accompanying schedules, at market (cost $108,784,981; $49,471,254;
    $122,326,374; and $61,877,574; respectively) (Note A)...  $ 125,891,178   $74,140,014    $ 114,730,991   $  62,143,202
  Cash on deposit with custodian............................          5,113           854           26,310          25,952
  Collateral for securities lending transactions............      5,035,140    22,412,800        4,780,740              --
  Receivables:
    Investment securities sold..............................      4,190,060            --        3,708,592       2,136,381
    Interest and dividends..................................      1,073,158        16,810        3,690,332         911,213
    Subscriptions of capital stock..........................         14,312        39,900          891,060           7,323
  Deferred registration costs (Note A)......................         39,255        49,530           61,992          30,668
  Prepaid expenses..........................................         30,334        22,663           27,387          16,886
                                                              -------------   ------------   -------------   -------------
TOTAL ASSETS................................................    136,278,550    96,682,571      127,917,404      65,271,625
                                                              -------------   ------------   -------------   -------------
LIABILITIES:
  Cash portion of dividends payable.........................             --            --          386,662         150,960
  Payable upon return of securities loaned..................      5,035,140    22,412,800        4,780,740              --
  Payable for investment securities purchased...............      7,592,685            --        5,113,215              --
  Redemptions of capital stock..............................         60,365           884            9,912         119,474
  Payable for investment advisory and management fees (Note
    B)......................................................         97,049        59,764           68,887          42,458
  Payable for distribution fees.............................          6,217         3,737            5,200           2,494
  Accounts payable and accrued expenses.....................         16,549        11,444           11,357           7,755
                                                              -------------   ------------   -------------   -------------
TOTAL LIABILITIES...........................................     12,808,005    22,488,629       10,375,973         323,141
                                                              -------------   ------------   -------------   -------------
NET ASSETS:
  Net proceeds of capital stock, par value $.01 per share -
    authorized 20,000,000,000 shares........................    103,349,747    50,828,402      125,622,752      80,481,982
  Unrealized appreciation (depreciation) of investments.....     17,106,197    24,668,760       (7,595,383)        265,628
  Undistributed net investment income (loss)................        403,104      (185,632)             867        (188,464)
  Accumulated net realized gain (loss) from sale of
    investments.............................................      2,611,497    (1,117,588)        (486,805)    (15,610,662)
                                                              -------------   ------------   -------------   -------------
TOTAL NET ASSETS............................................  $ 123,470,545   $74,193,942    $ 117,541,431   $  64,948,484
                                                              -------------   ------------   -------------   -------------
SHARES OUTSTANDING AND NET ASSET VALUE PER SHARE:
  Class A shares (based on net assets of $121,171,781;
    $72,831,715; $107,024,136; and $64,857,047; respectively
    and 8,104,042; 2,960,528; 13,429,902; and 8,229,616
    shares outstanding; respectively).......................         $14.95        $24.60            $7.97           $7.88
                                                              -------------   ------------   -------------   -------------
  Class B shares (based on net assets of $259,670; $300,178;
    $1,598,093; $9,104; respectively and 17,415; 12,228;
    200,662; and 1,159 shares outstanding; respectively)....         $14.91        $24.55            $7.96           $7.86
                                                              -------------   ------------   -------------   -------------
  Class C shares (based on net assets of $325,145; $84,500;
    $667,820; $15,103; respectively and 21,864; 3,441;
    83,903; and 1,920 shares outstanding; respectively).....         $14.87        $24.56            $7.96           $7.87
                                                              -------------   ------------   -------------   -------------
  Class H shares (based on net assets of $1,713,949;
    $977,549; $8,251,382; $67,230; respectively and 115,084;
    39,799; 1,036,069; and 8,554 shares outstanding;
    respectively)...........................................         $14.89        $24.56            $7.96           $7.86
                                                              -------------   ------------   -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Operations

(Unaudited)

April 30, 1995

--------------------------------------------------------------------------------
                                                                                                                   GOVERNMENT
                                                                           ASSET        CAPITAL        HIGH          TOTAL
                                                                        ALLOCATION    APPRECIATION     YIELD         RETURN
                                                                         PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                                                        -----------   -----------   -----------   ------------
NET INVESTMENT INCOME:
  Income:
    Interest income...................................................  $2,883,188    $  316,436    $6,426,794    $ 2,655,503
    Dividend income...................................................     118,597        13,513            --             --
    Fee income (Note A)...............................................       9,185        52,064         6,265          1,691
                                                                        -----------   -----------   -----------   ------------
  Total income........................................................   3,010,970       382,013     6,433,059      2,657,194
                                                                        -----------   -----------   -----------   ------------
  Expenses:
    Investment advisory and management fees (Note B)..................     572,238       346,336       382,349        260,612
    Distribution fees (Class A) (Note B)..............................     264,076       154,761       172,472        115,756
    Distribution fees (Class B) (Note B)..............................         460           616         2,277             12
    Distribution fees (Class C) (Note B)..............................         503           165         1,481             44
    Distribution fees (Class H) (Note B)..............................       3,529         1,694        14,254            166
    Registration fees.................................................      23,769        19,393        15,649         22,597
    Shareholders' notices and reports.................................      21,065        17,031        12,153         11,960
    Custodian fees....................................................      15,373        10,411        12,149         14,381
    Legal and auditing fees (Note B)..................................      12,695        11,258        13,034         12,827
    Directors' fees and expenses......................................       3,843         2,579         3,169          2,579
    Other.............................................................       4,530         3,401         3,343          3,759
                                                                        -----------   -----------   -----------   ------------
  Total Expenses......................................................     922,081       567,645       632,330        444,693
                                                                        -----------   -----------   -----------   ------------
NET INVESTMENT INCOME (LOSS)..........................................   2,088,889      (185,632)    5,800,729      2,212,501
                                                                        -----------   -----------   -----------   ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE A):
  Net realized gain (loss) from security transactions.................   2,611,611      (690,797)      218,704     (4,285,955)
  Net change in unrealized appreciation (depreciation) of
    investments.......................................................   2,443,935     5,569,501     1,291,228      5,846,336
                                                                        -----------   -----------   -----------   ------------
NET GAIN ON INVESTMENTS...............................................   5,055,546     4,878,704     1,509,932      1,560,381
                                                                        -----------   -----------   -----------   ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................  $7,144,435    $4,693,072    $7,310,661    $ 3,772,882
                                                                        -----------   -----------   -----------   ------------

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Changes in Net Assets

ASSET ALLOCATION PORTFOLIO

--------------------------------------------------------------------------------
                                                                          FOR THE
                                                                         SIX-MONTH
                                                                        PERIOD ENDED    FOR THE
                                                                         APRIL 30,     YEAR ENDED
                                                                            1995      OCTOBER 31,
                                                                        (UNAUDITED)       1994
                                                                        ------------  ------------
OPERATIONS:
  Net investment income...............................................  $  2,088,889  $  2,930,871
  Net realized gain from security transacations.......................     2,611,611       788,635
  Net change in unrealized appreciation (depreciation) of investments
    in securities.....................................................     2,443,935    (2,994,032)
                                                                        ------------  ------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................     7,144,435       725,474
                                                                        ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A...........................................................    (2,163,854)   (2,556,356)
    Class B...........................................................        (1,643)           --
    Class C...........................................................        (1,846)           --
    Class H...........................................................       (10,839)           --
  From realized gains on investments
    Class A...........................................................      (736,415)   (5,171,318)
    Class B...........................................................          (258)           --
    Class C...........................................................          (158)           --
    Class H...........................................................        (1,337)           --
                                                                        ------------  ------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...................................    (2,916,350)   (7,727,674)
                                                                        ------------  ------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (535,916 and 2,102,540 shares)............................     7,733,824    30,350,907
    Class B (17,849 shares)...........................................       259,678            --
    Class C (22,228 shares)...........................................       322,894            --
    Class H (117,369 shares)..........................................     1,686,957            --
  Proceeds from shares issued as a result of reinvested dividends
    Class A (185,880 and 485,931 shares)..............................     2,626,601     6,992,258
    Class B (130 shares)..............................................         1,878            --
    Class C (139 shares)..............................................         2,000            --
    Class H (749 shares)..............................................        10,789            --
  Less cost of repurchase of shares
    Class A (883,728 and 1,354,658 shares)............................   (12,738,248)  (19,434,221)
    Class B (564 shares)..............................................        (8,214)           --
    Class C (503 shares)..............................................        (7,187)           --
    Class H (3,034 shares)............................................       (43,384)           --
                                                                        ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS FROM SHARE TRANSACTIONS.........      (152,412)   17,908,944
                                                                        ------------  ------------
TOTAL INCREASE IN NET ASSETS..........................................     4,075,673    10,906,744
NET ASSETS:
  Beginning of period.................................................   119,394,872   108,488,128
                                                                        ------------  ------------
  End of period (includes undistributed net investment income of
    $403,104 and $492,397 , respectively).............................  $123,470,545  $119,394,872
                                                                        ------------  ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Changes in Net Assets

CAPITAL APPRECIATION PORTFOLIO

--------------------------------------------------------------------------------
                                                                           FOR THE
                                                                          SIX-MONTH
                                                                        PERIOD ENDED       FOR THE
                                                                          APRIL 30,      YEAR ENDED
                                                                            1995         OCTOBER 31,
                                                                         (UNAUDITED)        1994
                                                                        -------------   -------------
OPERATIONS:
  Net investment loss.................................................  $   (185,632)   $   (367,981)
  Net realized loss from security transacations.......................      (690,797)       (426,791)
  Net change in unrealized appreciation (depreciation) of investments
    in securities.....................................................     5,569,501      (4,853,816)
                                                                        -------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.......     4,693,072      (5,648,588)
                                                                        -------------   -------------
DISTRIBUTIONS TO SHAREHOLDERS:
 From realized gains on investments
  Class A.............................................................            --      (3,890,570)
                                                                        -------------   -------------
CAPITAL STOCK TRANSACTIONS:
 Proceeds from sale of shares
  Class A (484,817 and 1,429,148 shares)..............................    11,269,627      33,401,050
  Class B (12,281 shares).............................................       284,955              --
  Class C (3,441 shares)..............................................        80,695              --
  Class H (40,264 shares).............................................       946,184              --
 Proceeds from shares issued as a result of reinvested dividends
  Class A (0 and 160,390 shares)......................................            --       3,804,448
 Less cost of repurchase of shares
  Class A (489,514 and 758,288 shares)................................   (11,423,409)    (17,748,768)
  Class B (53 shares).................................................        (1,112)             --
  Class H (465 shares)................................................        (7,774)             --
                                                                        -------------   -------------
NET INCREASE IN NET ASSETS FROM SHARE TRANSACTIONS....................     1,149,166      19,456,730
                                                                        -------------   -------------
TOTAL INCREASE IN NET ASSETS..........................................     5,842,238       9,917,572
NET ASSETS:
 Beginning of period..................................................    68,351,704      58,434,132
                                                                        -------------   -------------
 End of period (includes undistributed net investment loss of $185,632
  and $0 , respectively)..............................................  $ 74,193,942    $ 68,351,704
                                                                        -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Changes in Net Assets

HIGH YIELD PORTFOLIO

--------------------------------------------------------------------------------
                                                                           FOR THE
                                                                          SIX-MONTH
                                                                        PERIOD ENDED       FOR THE
                                                                         APRILL 30,      YEAR ENDED
                                                                            1995         OCTOBER 31,
                                                                         (UNAUDITED)        1994
                                                                        -------------   -------------
OPERATIONS:
  Net investment income...............................................  $   5,800,729   $  9,248,772
  Net realized gain from security transacations.......................        218,704        806,811
  Net change in unrealized appreciation (depreciation) of investments
    in securities.....................................................      1,291,228     (9,512,273)
                                                                        -------------   -------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................      7,310,661        543,310
                                                                        -------------   -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A...........................................................     (5,810,282)    (9,506,269)
    Class B...........................................................        (23,017)            --
    Class C...........................................................        (15,962)            --
    Class H...........................................................       (150,012)            --
  Excess distributions of net realized gains
    Class A...........................................................             --        (45,321)
                                                                        -------------   -------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...................................     (5,999,273)    (9,551,590)
                                                                        -------------   -------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (2,209,588 and 6,891,317 shares)..........................     17,111,433     58,803,866
    Class B (200,579 shares)..........................................      1,562,549             --
    Class C (84,389 shares)...........................................        653,764             --
    Class H (1,045,618 shares)........................................      8,118,138             --
  Proceeds from shares issued as a result of reinvested dividends
    Class A (475,826 and 719,057 shares)..............................      3,695,445      6,047,165
    Class B (1,793 shares)............................................         14,435             --
    Class C (1,228 shares)............................................          9,777             --
    Class H (9,919 shares)............................................         77,814             --
  Less cost of repurchase of shares
    Class A (1,737,223 and 3,616,490 shares)..........................    (13,449,281)   (30,627,112)
    Class B (1,710 shares)............................................        (13,266)            --
    Class C (1,714 shares)............................................        (13,400)            --
    Class H (19,468 shares)...........................................       (148,288)            --
                                                                        -------------   -------------
NET INCREASE IN NET ASSETS FROM SHARE TRANSACTIONS....................     17,619,120     34,223,919
                                                                        -------------   -------------
TOTAL INCREASE IN NET ASSETS..........................................     18,930,508     25,215,639
NET ASSETS:
  Beginning of period.................................................     98,610,923     73,395,284
                                                                        -------------   -------------
  End of period (includes undistributed net investment income of $867
    and $199,411 , respectively)......................................  $ 117,541,431   $ 98,610,923
                                                                        -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Statements of Changes in Net Assets

GOVERNMENT TOTAL RETURN PORTFOLIO

--------------------------------------------------------------------------------
                                                                           FOR THE
                                                                          SIX-MONTH        FOR THE
                                                                         PERIOD ENDED     YEAR ENDED
                                                                        APRIL 30, 1995   OCTOBER 31,
                                                                         (UNAUDITED)         1994
                                                                        --------------  --------------
OPERATIONS:
  Net investment income...............................................   $  2,212,501    $  5,024,228
  Net realized loss from security transacations.......................     (4,285,955)     (4,120,660)
  Net change in unrealized appreciation (depreciation) of investments
    in securities.....................................................      5,846,336      (7,013,797)
                                                                        --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.......      3,772,882      (6,110,229)
                                                                        --------------  --------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A...........................................................     (2,213,335)     (5,025,096)
    Class B...........................................................            (66)             --
    Class C...........................................................           (252)             --
    Class H...........................................................         (1,037)             --
  Excess distributions of net realized gains
    Class A...........................................................       (319,185)     (1,152,236)
    Class B...........................................................            (10)             --
    Class C...........................................................            (36)             --
    Class H...........................................................           (149)             --
                                                                        --------------  --------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...................................     (2,534,070)     (6,177,332)
                                                                        --------------  --------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (72,385 and 690,778 shares)...............................        546,761       5,875,894
    Class B (1,154 shares)............................................          8,985              --
    Class C (1,909 shares)............................................         14,640              --
    Class H (8,393 shares)............................................         64,627              --
  Proceeds from shares issued as a result of reinvested dividends
    Class A (196,094 and 433,482 shares)..............................      1,524,324       3,609,513
    Class B (10 shares)...............................................             76              --
    Class C (11 shares)...............................................             86              --
    Class H (161 shares)..............................................          1,255              --
  Less cost of repurchase of shares
    Class A (1,097,476 and 2,074,479 shares)..........................     (8,492,327)    (17,294,834)
    Class B (5 shares)................................................            (35)             --
    Class C (0 shares)................................................             --              --
    Class H (0 shares)................................................             --              --
                                                                        --------------  --------------
NET DECREASE IN NET ASSETS FROM SHARE TRANSACTIONS....................     (6,331,608)     (7,809,427)
                                                                        --------------  --------------
TOTAL DECREASE IN NET ASSETS..........................................     (5,092,796)    (20,096,988)
NET ASSETS:
  Beginning of period.................................................     70,041,280      90,138,268
                                                                        --------------  --------------
  End of period (including distributions in excess of net investment
    income of $188,464 and $186,275 , respectively)...................   $ 64,948,484    $ 70,041,280
                                                                        --------------  --------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE PORTFOLIOS, INC.

Notes to Financial Statements

(Unaudited)

--------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Fortis Advantage Portfolios, Inc. ("Fortis Advantage") is a diversified, open-end management investment company which currently is comprised of four separate investment portfolios and series of capital stock: Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio, and Government Total Return Portfolio, each of which has different investment objectives and its own investment portfolio and net asset value. The Articles of Incorporation of Fortis Advantage permits the Board of Directors to create additional portfolios in the future. The fund offers Class A, Class B, Class C and Class H shares. Class A shares are sold with a front-end sales charge. Class B and H shares are sold without a front-end sales charge and may be subject to a contingent deferred sales charge, and such shares automatically convert to Class A after eight years. Class C shares are sold without a front-end sales charge and may be subject to contingent deferred sales charge. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that the level of distribution fees charged differs between classes. Income, expenses (other than expenses incurred under each class's distribution agreement) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

  SECURITY VALUATION: Investments in securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sales price; listed securities and over-the-counter securities for which no sale was reported are valued at the last reported bid price. Long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service. Short-term investments, with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost.

  SECURITIES PURCHASED ON A WHEN-ISSUED BASIS: Delivery and payment for securities that have been purchased by the Government Total Return Portfolio on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities are subject to market fluctuation and the portfolio maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. As of April 30, 1995, the portfolio had entered into outstanding when-issued or forward commitments of $0.

  SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME: Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized security gains and losses are determined using the identified cost method. For financial reporting purposes, except for original issue discount, the Asset Allocation and High Yield portfolios do not amortize bond premium and discount. For Government Total Return Portfolio, interest income includes amortization of bond premium and discount.

   For the six-month period ended April 30, 1995, the cost of purchases and proceeds from sales of securities (other than short-term securities) were as follows:

                                              COST OF      PROCEEDS
                                             PURCHASES    FROM SALES
                                            -----------   -----------
  Asset Allocation Portfolio..............  $61,440,970   $74,299,890
  Capital Appreciation Portfolio..........   14,863,399     6,607,191
  High Yield Portfolio....................   35,669,561    20,942,406
  Government Total Return Portfolio.......   30,152,999    37,401,969

  LENDING OF PORTFOLIO SECURITIES: At April 30, 1995, securities were on loan to brokers from the Portfolios. For collateral, the Fund's custodian received cash which is maintained in a separate account and invested by the custodian in short term investment vehicles. The risks to the Portfolios in security lending transactions are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than amounts required to be returned to the borrowers. Value of securities on loan at April 30, 1995 and fee income from securities lending was as follows for the six-month period ended April 30, 1995:

                                                                         FEE INCOME
                                            SECURITIES                  FOR SIX-MONTH
                                              ON LOAN     COLLATERAL       PERIOD
                                            -----------   -----------   -------------
  Asset Allocation Portfolio..............  $ 4,866,375   $ 5,035,140   $      9,185
  Capital Appreciation Portfolio..........   20,671,081    22,412,800         52,064
  High Yield Portfolio....................    4,547,613     4,780,740          6,265
  Government Total Return Portfolio.......           --            --          1,691

  INCOME TAXES: The portfolios intend to qualify, under the Internal Revenue Code, as regulated investment companies and if so qualified, will not have to pay federal income taxes to the extent their taxable net income is distributed. For tax purposes, each portfolio is a single taxable entity.

   On a calendar year basis, each portfolio intends to distribute substantially all of its net investment income and realized gains, if any, to avoid payment of federal excise taxes.

   Net investment income and net realized gains differ for financial statement and tax purposes primarily because of the recognition of market discount as ordinary income for tax purposes for Asset Allocation and High Yield Portfolios, the non-recognition of premium amortization as a reduction of ordinary income for tax purposes for Government Total Return Portfolio, and wash sale transactions. The character of distributions made during the year from net investment income or net realized gains may, therefore, differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund. The effect on dividend distributions of certain current year permanent book-to-tax differences is reflected as excess distributions of net realized gains in the statements of changes in net assets and the financial highlights.

FORTIS ADVANTAGE PORTFOLIOS, INC.

(Unaudited)

--------------------------------------------------------------------------------

   For federal income tax purposes the portfolios had the following capital loss carryovers at October 31, 1994, which, if not offset by subsequent capital gains, will expire in 1995 through 2002.

  Capital Appreciation Portfolio..........  $   426,791
  High Yield Portfolio....................      705,509
  Government Total Return Portfolio.......   10,327,608

   It is unlikely the Board of Directors will authorize a distribution of any net realized gains until the available capital loss carryovers have been offset or expired.

  DEFERRED COSTS: Registration costs are deferred and charged to income over the registration period.

  INCOME AND CAPITAL GAINS DISTRIBUTIONS: It is the policy of Asset Allocation Portfolio to pay quarterly distributions from net investment income, Capital Appreciation Portfolio to pay annual distributions from net investment income and High Yield Portfolio and Government Total Return Portfolio to declare daily and pay monthly distributions from net investment income. Distributions of net realized capital gains, if any, are made annually by each portfolio. The distributions are recorded on the record date and are payable in cash or reinvested in additional shares of the portfolio at net asset value without any charge to the shareholder.

  ILLIQUID SECURITIES: At April 30, 1995, investments in securities for the High Yield and Government Total Return Portfolios included issues that are illiquid. The fund currently limits investments in illiquid securities to 15% of net assets, at market value, at the date of purchase. The aggregate value of such securities at April 30, 1995, was $8,339,890 for the High Yield Portfolio which represents 7.10% of net assets and $832,046 for the Government Total Return Portfolio which represents 1.28% of net assets. Pursuant to guidelines adopted by the Board of Directors, certain unregistered securities are determined to be liquid and are not included within the 15% limitation specified above.

B. PAYMENTS TO RELATED PARTIES: Fortis Advisers, Inc., is the investment adviser for each portfolio. Investment advisory and management fees are computed for Asset Allocation and Capital Appreciation Portfolios at an annual rate of 1% of the first $100 million of average daily net assets, .80% for the next $150 million, and .70% for average assets over $250 million of each portfolio. For High Yield Portfolio, investment advisory and management fees are computed at an annual rate of .80% for the first $50 million of average net assets, .70% for assets over $50 million. The fee for Government Total Return Portfolio is computed at an annual rate of .80% of the first $50 million of average daily net assets, .75% of the next $450 million, and .70% of net assets in excess of $500 million.

   In addition to the investment advisory and management fee, Classes A, B, C and H pay Fortis Investors, Inc. (the fund's principal underwriter) distribution fees equal to .45% of average daily net assets for Class A for each of Asset Allocation and Capital Appreciation Portfolios and .35% of average daily net assets for Class A for each of High Yield and Government Total Return Portfolios and 1.00% of average daily net assets for classes B, C and H for each of the portfolios on an annual basis, to be used to compensate those who sell shares of the fund and to pay certain other expenses of selling fund shares. Fortis Investors, Inc. also received sales charges (paid by purchasers of the fund's shares) aggregating $179,500 for Class A for the Asset Allocation Portfolio; $164,864 for Class A for Capital Appreciation Portfolio; $344,185 for Class A for High Yield Portfolio; and $20,679 for Class A for Government Total Return Portfolio, for the six-month period ended April 30, 1995.

   Legal fees and expenses aggregating $3,670; $3,078; $3,186 and $2,727 for Asset Allocation Portfolio, Capital Appreciation Portfolio, High Yield Portfolio, and Government Total Return Portfolio, respectively, for the six-month period ended April 30, 1995, were paid to a law firm of which the secretary of Fortis Advantage is a partner.

C. At the special shareholder's meeting of August 23, 1994, the Amended and Restated Articles of Incorporation were approved, which allows the fund to issue multiple class shares effective November 14, 1994.

FORTIS ADVANTAGE PORTFOLIOS, INC.

--------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS: Selected per share historical data for each of the Portfolios was as follows:

                                                                                       Class A
                                                                            For the Year Ended October 31,
                                                                ------------------------------------------------------
ASSET ALLOCATION PORTFOLIO                           1995**       1994        1993        1992       1991       1990
----------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $   14.44   $   15.43   $   14.00   $  13.34   $  10.72   $  11.91
                                                    ---------   ---------   ---------   --------   --------   --------
Operations:
  Investment income-net...........................        .31         .37         .42        .53        .50        .42
  Net realized and unrealized gain (loss) on
    investments...................................        .56        (.31)       1.52        .96       2.37      (1.00)
                                                    ---------   ---------   ---------   --------   --------   --------
Total from operations.............................        .87         .06        1.94       1.49       2.87       (.58)
                                                    ---------   ---------   ---------   --------   --------   --------
Distributions to shareholders:
  From investment income-net......................       (.27)       (.33)       (.51)      (.82)      (.25)      (.61)
  From net realized gains.........................       (.09)       (.72)         --         --         --         --
  Excess distributions of net realized gains......         --          --          --       (.01)        --         --
                                                    ---------   ---------   ---------   --------   --------   --------
Total Distributions to Shareholders...............       (.36)      (1.05)       (.51)      (.83)      (.25)      (.61)
                                                    ---------   ---------   ---------   --------   --------   --------
Net asset value, end of period....................  $   14.95   $   14.44   $   15.43   $  14.00   $  13.34   $  10.72
                                                    ---------   ---------   ---------   --------   --------   --------
Total return@.....................................       6.14%      (0.48%)     14.20%     11.55%     27.25%     (5.27%)
Net assets at end of period (000's omitted).......  $ 121,172   $ 119,395   $ 108,488   $ 89,674   $ 27,270   $ 21,691
Ratio of expenses to average daily net assets.....       1.52%*      1.55%       1.58%      1.58%      1.83%      1.98%
Ratio of net investment income to average daily
 net assets.......................................       3.47%*      2.60%       2.90%      4.05%      4.11%      3.89%
Portfolio turnover rate...........................         23%         94%        103%        45%        64%       112%

                                                                                  Class B    Class C    Class H
ASSET ALLOCATION PORTFOLIO                                                         1995+      1995+      1995+
----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period............................................  $ 14.27    $ 14.27    $ 14.27
                                                                                  --------   --------   --------
Operations:
  Investment income-net.........................................................      .23        .23        .25
  Net realized and unrealized gains (losses) on investments.....................      .75        .71        .71
                                                                                  --------   --------   --------
Total from operations...........................................................      .98        .94        .96
                                                                                  --------   --------   --------
Distribution to shareholders:
  From investment income-net....................................................     (.25)      (.25)      (.25)
  From net realized gains.......................................................     (.09)      (.09)      (.09)
  Excess distributions of net realized gains....................................       --         --         --
                                                                                  --------   --------   --------
Total distributions to shareholders.............................................     (.34)      (.34)      (.34)
                                                                                  --------   --------   --------
Net asset value, end of period..................................................  $ 14.91    $ 14.87    $ 14.89
                                                                                  --------   --------   --------
Total Return@...................................................................     7.01%      6.73%      6.87%
Net assets end of period (000's omitted)........................................  $   260    $   325    $ 1,714
Ratio of expenses to average daily net assets...................................     2.07%*     2.07%*     2.07%*
Ratio of net investment income to average daily net assets......................     2.91%*     2.91%*     2.91%*
Portfolio turnover rate.........................................................       23%        23%        23%


 * Annualized.
** Six-month period ended April 30, 1995.
@ These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period from November 14, 1994 (commencement of operations) to April
   30, 1995.

FORTIS ADVANTAGE PORTFOLIOS, INC.

--------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS (continued):

                                                                             For the Year Ended October 31,
                                                                ---------------------------------------------------------
CAPITAL APPRECIATION PORTFOLIO                       1995***      1994        1993        1992        1991        1990
-------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $  23.05    $   27.38   $   19.85   $   19.80   $   11.58   $   15.44
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income (loss)-net**..................      (.06)        (.12)       (.30)       (.17)       (.14)       (.07)
  Net realized and unrealized gain (loss) on
    investments...................................      1.61        (2.45)       7.83         .22        8.36       (3.06)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total from operations.............................      1.55        (2.57)       7.53         .05        8.22       (3.13)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......................        --           --          --          --          --        (.02)
  From net realized gains.........................        --        (1.76)         --          --          --        (.71)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total distributions to shareholders...............        --        (1.76)         --          --          --        (.73)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $  24.60    $   23.05   $   27.38   $   19.85   $   19.80   $   11.58
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total return@.....................................      6.72%       (9.56%)     37.93%        .25%      70.98%     (21.21%)
Net assets at end of period (000's omitted).......  $ 72,832    $  68,352   $  58,434   $  43,207   $  29,992   $  15,194
Ratio of expenses to average daily net assets.....      1.62%*       1.62%       1.62%       1.68%       1.82%       1.88%
Ratio of net investment income (loss) to average
 daily net assets.................................      (.53%)*      (.61%)     (1.23%)      (.88%)      (.97%)      (.56%)
Portfolio turnover rate...........................        11%          36%         60%         43%         93%         62%

                                                                                  Class B    Class C    Class H
CAPITAL APPRECIATION PORTFOLIO                                                     1995+      1995+      1995+
----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period............................................  $ 22.45    $ 22.45    $ 22.45
                                                                                  --------   --------   --------
Operations:
  Investment income (loss)-net..................................................     (.06)      (.06)      (.06)
  Net realized and unrealized gains (losses) on investments.....................     2.16       2.17       2.17
                                                                                  --------   --------   --------
Total from operations...........................................................     2.10       2.11       2.11
                                                                                  --------   --------   --------
Net asset value, end of period..................................................  $ 24.55    $ 24.56    $ 24.56
                                                                                  --------   --------   --------
Total Return@...................................................................     9.35%      9.40%      9.40%
Net assets end of period (000's omitted)........................................  $   300    $    85    $   978
Ratio of expenses to average daily net assets...................................     2.17%*     2.17%*     2.17%*
Ratio of net investment income (loss) to average daily net assets...............    (1.24%)*   (1.24%)*   (1.24%)*
Portfolio turnover rate.........................................................       11%        11%        11%


  * Annualized.
 ** Per share amounts compiled based upon average shares outstanding for the period.
*** Six-month period ended April 30, 1995.
 @ These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period from November 14, 1994 (commencement of operations) to April
   30, 1995.

FORTIS ADVANTAGE PORTFOLIOS, INC.

--------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS (continued):

                                                                                         Class A
                                                                             For the Year Ended October 31,
                                                                ---------------------------------------------------------
HIGH YIELD PORTFOLIO                                 1995**       1994        1993        1992        1991        1990
-------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $    7.90   $    8.65   $    8.00   $    7.82   $    5.72   $    8.59
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........................        .45         .86         .87         .85         .95        1.04
  Net realized and unrealized gain (loss) on
    investments...................................        .07        (.72)        .68         .22        2.03       (2.73)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total from operations.............................        .52         .14        1.55        1.07        2.98       (1.69)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......................       (.45)       (.89)       (.89)       (.85)       (.88)      (1.12)
  Excess distributions of net realized gains......         --          --        (.01)       (.04)         --          --
  From net realized gains.........................         --          --          --          --          --        (.06)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total distributions to shareholders...............       (.45)       (.89)       (.90)       (.89)       (.88)      (1.18)
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $    7.97   $    7.90   $    8.65   $    8.00   $    7.82   $    5.72
                                                    ---------   ---------   ---------   ---------   ---------   ---------
Total return@.....................................       6.93%       1.48%      20.33%      14.20%      55.78%     (21.56%)
Net assets at end of period (000's omitted).......  $ 107,024   $  98,611   $  73,395   $  45,628   $  31,250   $  17,484
Ratio of expenses to average daily net assets.....       1.24%*      1.23%       1.29%       1.33%       1.51%       1.53%
Ratio of net investment income to average daily
 net assets.......................................      11.58%*     10.18%      10.43%      10.34%      13.80%      14.16%
Portfolio turnover rate...........................         21%         63%         95%         80%         61%         65%

                                                                                  Class B    Class C    Class H
HIGH YIELD PORTFOLIO                                                               1995+      1995+      1995+
----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period............................................  $  7.87    $  7.87    $  7.87
                                                                                  --------   --------   --------
Operations:
  Investment income-net.........................................................      .40        .40        .40
  Net realized and unrealized gains (losses) on investments.....................      .09        .09        .09
                                                                                  --------   --------   --------
Total from operations...........................................................      .49        .49        .49
                                                                                  --------   --------   --------
Distribution to shareholders:
  From investment income-net....................................................     (.40)      (.40)      (.40)
  Excess distributions of net realized gains....................................       --         --         --
  From net realized gains.......................................................       --         --         --
                                                                                  --------   --------   --------
Total distributions to shareholders.............................................     (.40)      (.40)      (.40)
                                                                                  --------   --------   --------
Net asset value, end of period..................................................  $  7.96    $  7.96    $  7.96
                                                                                  --------   --------   --------
Total Return@...................................................................     6.59%      6.59%      6.59%
Net assets end of period (000's omitted)........................................  $ 1,598    $   668    $ 8,251
Ratio of expenses to average daily net assets...................................     1.89%*     1.89%*     1.89%*
Ratio of net investment income to average daily net assets......................    10.09%*    10.09%*    10.09%*
Portfolio turnover rate.........................................................       21%        21%        21%


 * Annualized.
** Six-month period ended April 30, 1995.
@ These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period from November 14, 1994 (commencement of operations) to April
   30, 1995.

FORTIS ADVANTAGE PORTFOLIOS, INC.

--------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS: (continued)

                                                                                 Class A
                                                                                              For the Period     For the Period
                                                         For the Year Ended October 31,       April 27, 1991      May 1, 1990
                                                      ------------------------------------    to October 31,      to April 26,
GOVERNMENT TOTAL RETURN PORTFOLIO:         1995***       1994         1993         1992           1991**              1991
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period....  $   7.73    $     9.01   $     8.88   $     9.11   $         9.06     $         8.91
                                          ---------   ----------   ----------   ----------         --------           --------
Operations:
  Investment income-net.................       .25           .52          .52          .63              .31                .85
  Net realized and unrealized gain
    (loss) on investments...............       .23         (1.16)         .33         (.13)             .13                .12
                                          ---------   ----------   ----------   ----------         --------           --------
Total from operations...................       .48          (.64)         .85          .50              .44                .97
                                          ---------   ----------   ----------   ----------         --------           --------
Distributions to shareholders:
  From investment income-net............      (.29)         (.52)        (.53)        (.59)            (.37)              (.82)
  Excess distributions of net realized
    gains...............................      (.04)         (.12)        (.19)        (.14)            (.02)                --
                                          ---------   ----------   ----------   ----------         --------           --------
Total distributions to shareholders.....      (.33)         (.64)        (.72)        (.73)            (.39)              (.82)
                                          ---------   ----------   ----------   ----------         --------           --------
Net asset value, end of period..........  $   7.88    $     7.73   $     9.01   $     8.88   $         9.11     $         9.06
                                          ---------   ----------   ----------   ----------         --------           --------
Total return@...........................      5.86%        (7.38%)       9.87%        5.73%            4.98%             11.27%
Net assets at end of period (000's
 omitted)...............................  $ 64,857    $   70,041   $   90,138   $   94,336   $       70,912     $       75,605
Ratio of expenses to average daily net
 assets.................................      1.33%*        1.28%        1.25%        1.25%            1.25%*             1.25%*
Ratio of net investment income to
 average daily net assets...............      6.63%*        6.20%        5.81%        6.64%            6.74%*             9.37%*
Portfolio turnover rate.................        40%          135%         113%         122%             118%               101%

                                                                                  Class B    Class C    Class H
GOVERNMENT TOTAL RETURN PORTFOLIO:                                                 1995+      1995+      1995+
----------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period............................................  $ 7.64     $ 7.64     $ 7.64
                                                                                  --------   --------   --------
Operations:
  Investment income-net.........................................................     .24        .21        .21
  Net realized and unrealized gains (losses) on investments.....................     .24        .29        .28
                                                                                  --------   --------   --------
Total from operations...........................................................     .48        .50        .49
                                                                                  --------   --------   --------
Distribution to shareholders:
  From investment income - net..................................................    (.25)      (.25)      (.25)
  Excess distributions of net realized gains....................................    (.01)      (.02)      (.02)
                                                                                  --------   --------   --------
Total distributions to shareholders.............................................    (.26)      (.27)      (.27)
                                                                                  --------   --------   --------
Net asset value, end of period..................................................  $ 7.86     $ 7.87     $ 7.86
                                                                                  --------   --------   --------
Total Return@...................................................................    6.21%      6.34%      6.21%
Net assets end of period (000's omitted)........................................  $    9     $   15     $   67
Ratio of expenses to average daily net assets...................................    1.98%*     1.98%*     1.98%*
Ratio of net investment income to average daily net assets......................    5.32%*     5.32%*     5.32%*
Portfolio turnover rate.........................................................      40%        40%        40%


  * Annualized.
 ** Fortis Advisers, Inc. assumed management of the fund on April 27, 1991
    (formerly Olympus U.S. Government Plus Fund).
*** Six-month period ended April 30, 1995.
 @ These are the Fund's total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period from November 14, 1994 (commencement of operations) to April
   30, 1995.

DIRECTORS                                                                                          OFFICERS


RICHARD W. CUTTING               DEAN C. KOPPERUD                 THOMAS R. PELLETT                OFFICERSDEAN C. KOPPERUD
CPA and Financial                President and Director           Prior to January, 1991,          President and Director
  Consultant                     Fortis Advisers, Inc.              Senior Vice                    STEPHEN M. POLING
ALLEN R. FREEDMAN                Fortis Investors, Inc.             President-Administration       Vice President
Chairman and Chief               Senior Vice President and          and Corporate Affairs          DENNIS M. OTT
  Executive Officer                Director of Fortis Benefits      and Director                   Vice President
Fortis, Inc.;                      Insurance Company              Pet, Inc.                        JAMES S. BYRD
Managing Director of             Senior Vice President of         ROBB L. PRINCE                   Vice President
Fortis International, N.V.         Time Insurance                 Vice President and               ROBERT C. LINDBERG
DR. ROBERT M. GAVIN                Company                          Treasurer                      Vice President
President                        EDWARD M. MAHONEY                Jostens, Inc.                    KEITH R. THOMSON
Macalester College               Prior to January, 1995,          LEONARD J. SANTOW                Vice President
BENJAMIN S. JAFFRAY                Chairman and Chief             Principal                        ROBERT W. BELTZ, JR.
Chairman                           Executive Officer              Griggs & Santow, Inc.            Vice President
Sheffield Group, Ltd.            Fortis Advisers, Inc.            JOSEPH M. WIKLER                 ROBERT J. CLANCY
JEAN L. KING                     Fortis Investors, Inc.           Investment Consultant and        Vice President
President                                                           Private Investor               THOMAS D. GUALDONI
Communi-King                                                      Prior to January, 1994,          Vice President
                                                                    Director of Research,          LARRY A. MEDIN
                                                                    Chief Investment Officer,      Vice President
                                                                    Principal, and Director        JON H. NICHOLSON
                                                                    The Rothschild Co.             Vice President
                                                                                                   JOHN W. NORTON
                                                                                                   Vice President
                                                                                                   DAVID A. PETERSON
                                                                                                   Vice President
                                                                                                   MICHAEL J. RADMER
                                                                                                   Secretary
                                                                                                   TAMARA L. FAGELY
                                                                                                   Treasurer
                                                                                                   DAVID G. CARROLL
                                                                                                   2nd Vice President
                                                                                                   CHRIS J. NEUHARTH
                                                                                                   2nd Vice President
INVESTMENT MANAGER,              CUSTODIAN
  REGISTRAR AND                  Norwest Bank
  TRANSFER AGENT                   Minnesota, N.A.
Fortis Advisers, Inc.            Minneapolis, Minnesota
Box 64284                        GENERAL COUNSEL
St. Paul, Minnesota 55164        Dorsey & Whitney P.L.L.P.
PRINCIPAL UNDERWRITER            Minneapolis, Minnesota
Fortis Investors, Inc.           INDEPENDENT AUDITORS
Box 64284                        KPMG Peat Marwick LLP
St. Paul, Minnesota 55164        Minneapolis, Minnesota

THE USE OF THIS MATERIAL IS AUTHORIZED ONLY WHEN PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

FORTIS FINANCIAL GROUP         Fortis Financial Group (FFG) is a premier              With more than $5 billion in assets under
                           provider of insurance and investment portfolios        management, FFG is part of Fortis, a $100 billion
                           whose fund manager, Fortis Advisers, Inc. has          worldwide financial services and insurance
                           established a nationwide reputation for money          organization represented in 11 countries.
                           management. Through Fortis Investors, Inc., FFG            Like the Fortis name, which comes
                           offers mutual funds, annuities and variable            from the Latin for steadfast, our focus is on the
                           universal life insurance. Life and disability          long-term in all we do: the relationships we
                           products are issued and underwritten by Time           build, the performance we seek, the service we
                           Insurance Company and Fortis Benefits Insurance        provide and the products we offer.
                           Company.

    [LOGO]
                                ----------------
                                   Bulk Rate
FORTIS FINANCIAL GROUP
                                   US Postage
P.O. Box 64284
                                      PAID
St. Paul, MN 55164
                                Permit No. 3794
                                Minneapolis, MN
                               ------------------

FORTIS ADVANTAGE
PORTFOLIOS, INC.
    [LOGO]
        PRINTED ON RECYCLED PAPER WITH
        40% PRECONSUMER WASTE AND
        10% POST CONSUMER WASTE.
        PLEASE RECYCLE.

95557 (Ed. 6/95)

                                COMBINATION OF
    GOVERNMENT TOTAL RETURN PORTFOLIO OF FORTIS ADVANTAGE PORTFOLIOS, INC.
                                 WITH AND INTO
   FORTIS U.S. GOVERNMENT SECURITIES FUND OF FORTIS INCOME PORTFOLIOS, INC.


                INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS

     The accompanying unaudited pro forma combining statement of assets and liabilities, statement of operations, and schedule of investments of the Government Total Return Portfolio of Fortis Advantage Portfolios, Inc. (the "Acquired Fund") and the Fortis U.S. Government Securities Fund of Fortis Income Portfolios, Inc. (the "Acquiring Fund"), reflect the accounts of the two Funds at and for the 12-month period ended July 31, 1995. These statements have been derived from the annual report for the Acquiring Fund as of July 31, 1995, and the underlying accounting records used in calculating daily net asset values for the 12-month period ended July 31, 1995 for the Acquired Fund. The pro forma combining statements have been prepared based upon the various fee structures of the Funds in existence as of July 31, 1995.

PROFORMA STATEMENT OF ASSETS AND LIABILITIES
At July 31, 1995 (Unaudited)

                                                            Acquired          Acquiring
                                                              Fund               Fund
                                                            07/31/95           07/31/95          Proforma       Proforma
                                                          (Historical)       (Historical)      Adjustments      Combined
                                                     ----------------- ------------------ ----------------   ------------------
ASSETS
 Investments, at value                                   $63,234,031        $479,504,553                         $542,738,584
 Collateral for securities lending transactions           12,501,150         252,179,800                          264,680,950
 Receivables:
   Investment securities sold                                544,096          10,866,864                           11,410,960
   Interest and dividends                                    896,359           6,767,642                            7,664,001
   Subscriptions of capital stock                                107             105,824                              105,931
 Deferred registration costs                                  36,220              43,544                               79,764
                                                     ----------------- ------------------ ----------------   ------------------
TOTAL ASSETS                                              77,211,963         749,468,227             0            826,680,190
                                                     ----------------- ------------------ ----------------   ------------------
LIABILITIES
 Bank Overdraft                                                7,004                   0                                7,004
 Cash portion of dividends payable                           146,180             924,673                            1,070,853
 Payable upon return of securities loaned                 12,501,150         252,179,800                          264,680,950
 Payable for investment securities purchased                       0          14,771,875                           14,771,875
 Redemptions of capital stock                                 12,402             129,849                              142,251
 Payable for investment advisory and management fees          43,634             293,744                              337,378
 Payable for distribution fees                                 2,495                 745                                3,240
 Accounts payable and accrued expenses                        14,842              30,751                               45,593
                                                      ----------------- ------------------ ----------------   ------------------
TOTAL LIABILITIES                                         12,727,707         268,331,437             0            281,059,144
                                                      ----------------- ------------------ ----------------   ------------------
                    NET ASSETS                           $64,484,256        $481,136,790      $      0           $545,621,046
                                                      ================= ================== ================   ==================

NET ASSETS
 Net proceeds of capital stock, par value $.01 per share $78,063,964        $537,043,809                         $615,107,773
 Unrealized appreciation of investments                    1,087,931           3,867,629                            4,955,560
 Excess distributions over net investment income            (186,491)            (17,686)                            (204,177)
 Accumulated net realized loss from sale of investments  (14,481,148)        (59,756,962)                         (74,238,110)
                                                      ----------------- ------------------ ----------------   ------------------
TOTAL NET ASSETS                                         $64,484,256        $481,136,790      $      0           $545,621,046
                                                      ================= ================== ================   ==================


OUTSTANDING SHARES
     Class A                                               7,978,790             544,097      (879,761)(a)          7,643,126
     Class B                                                   5,826              53,530          (662)(a)             58,694
     Class C                                                   2,402              36,194          (266)(a)             38,330
     Class H                                                  48,211             534,676        (5,507)(a)            577,380
     Class E                                                     N/A          52,149,917                           52,149,917

NET ASSET VALUE
     Class A                                                   $8.03               $9.02                                $9.02
     Class B                                                   $8.00               $9.02                                $9.02
     Class C                                                   $8.01               $9.01                                $9.01
     Class H                                                   $7.99               $9.02                                $9.02
     Class E                                                     N/A               $9.02                                $9.02

See accompanying notes to proforma financial statements.

(a) Reflects reduction in shares due to differences in the net asset values of the Funds.

PROFORMA STATEMENT OF OPERATIONS
For the year ended July 31, 1995 (Unaudited)


                                                                ACQUIRED        ACQUIRING
                                                                  FUND            FUND
                                                                07/31/95        07/31/95           PROFORMA            PROFORMA
                                                              (HISTORICAL)    (HISTORICAL)        ADJUSTMENTS          COMBINED
                                                            ---------------- ------------------ ---------------    ----------------
NET INVESTMENT INCOME:
  Income
     Interest Income                                           $5,282,170       $41,392,499      $ 702,522  (c)        $47,377,191
     Fee Income                                                     5,132           321,417              0                 326,549
                                                            ---------------- ------------------ ---------------   ----------------
  Total Income                                                  5,287,302        41,713,916        702,522              47,703,740
                                                            ---------------- ------------------ ---------------   ----------------
  Expenses:
     Investment advisory and management fees                      535,894         3,576,719        (59,333) (a)          4,053,280
     Distribution fees                                            239,212            23,151        (67,957) (a)            194,406
     Shareholders' notices and reports                             29,690           112,706        (12,239) (a)            130,157
     Legal and auditing fees                                       24,608            72,056        (24,608) (a)             72,056
     Registration fees                                             46,266            67,862        (46,266) (a)             67,862
     Custodian fees                                                32,692            62,744        (32,060) (a)             63,376
     Directors' fees and expenses                                   5,709            46,526         (5,709) (a)             46,526
     Other                                                          8,266            46,734         (8,266) (a)             46,734
                                                            ---------------- ------------------ ---------------   ----------------
  Total Expenses                                                  922,337         4,008,498       (256,438)              4,674,397
  Less reimbursable expenses                                            0           (84,896)        84,896  (b)                  0
                                                            ---------------- ------------------ ---------------   ----------------
  Net Expenses                                                    922,337         3,923,602       (171,542)              4,674,397
                                                            ---------------- ------------------ ---------------   ----------------
NET INVESTMENT INCOME                                           4,364,965        37,790,314        874,064              43,029,343
                                                            ---------------- ------------------ ---------------   ----------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Net realized loss from security transactions                 (5,261,210)      (33,680,898)             0             (38,942,108)
  Net change in unrealized appreciation of investments
     in securities                                              5,179,283        31,855,826       (702,522) (c)         36,332,587
                                                            ---------------- ------------------ ---------------   ----------------
NET LOSS ON INVESTMENTS                                           (81,927)       (1,825,072)      (702,522)             (2,609,521)
                                                            ---------------- ------------------ ---------------   ----------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS           $4,283,038       $35,965,242      $ 171,542             $40,419,822
                                                            ================ ================== ===============   ================


See accompanying notes to pro forma financial statements.

(a) Reflects reduction in expenses due to elimination of duplicate services.
(b) Expense waiver was in effect only through June 1, 1995.
(c) Reflects differences in the amortization policies of the Funds.

PROFORMA SCHEDULE OF INVESTMENTS
At July 31, 1995 (Unaudited)

        FACE AMOUNT (HISTORICAL)         SECURITY                                                 MARKET AMOUNT (HISTORICAL)
------------------------------------------------------------------------------------------------------------------------------------
 ACQUIRED      ACQUIRING                                                                       ACQUIRED     ACQUIRING
   FUND          FUND         COMBINED                                                           FUND         FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------
                                         ASSET BACKED SECURITIES
                                         -----------------------
$ 1,500,000            $0     $1,500,000  Oakwood Mtg. Investors, Inc., 7.1% Ser 1995-A        $1,468,687            $0   $1,468,687
                                            9-15-2020
  2,000,000             0      2,000,000  Green Tree Financial Corp., 7.65% Ser 1994-1          2,008,396             0    2,008,396
                                            4-15-2019
  1,620,942             0      1,620,942  Residential Resources, Inc., 9.50% Series 14          1,651,722             0    1,651,722
                                            12-1-2018
------------------------------------------------------------------------------------------------------------------------------------
  5,120,942             0      5,120,942                                                        5,128,805             0    5,128,805
------------------------------------------------------------------------------------------------------------------------------------
                                         U.S. GOVERNMENT AND GOVERNMENT OBLIGATIONS
                                         ------------------------------------------
          0    18,656,985     18,656,985  FHLMC Mortgage Backed, 8.00% 2001-2002                        0    19,094,248   19,094,248
    393,810     5,933,756      6,327,566  FHLMC Mortgage Backed, 9.00% 2001-2022                  405,748     6,174,814    6,580,562
  1,725,912    10,546,129     12,272,041  FHLMC Mortgage Backed, 9.50% 2016                     1,811,129    11,066,844   12,877,973
          0       426,504        426,504  FHLMC Mortgage Backed, 10.50% 2015                            0       463,690      463,690
    261,578       248,872        510,450  FHLMC Mortgage Backed, 11.25% 2013-2014                 288,553       274,537      563,090
    447,148     1,044,017      1,491,165  FHLMC Mortgage Backed, 11.50% 2015-2019                 494,797     1,155,269    1,650,066
          0     1,265,083      1,265,083  FHLMC Mortgage Backed, 11.75% 2010-2015                       0     1,405,033    1,405,033
    313,863             0        313,863  FHLMC Mortgage Backed, 12.50% 2019                      352,017             0      352,017
          0     2,404,831      2,404,831  FHLMC #136-D PAC, 9.00% 2020                                  0     2,459,467    2,459,467
     44,025       108,257        152,282  FHLMC #1364 Interest Only I/O-ette strip, 100% 2015     660,368     1,623,856    2,284,224
  1,202,416             0      1,202,416  FHLMC Remic-Pac's, 9.0% 2020                          1,229,733             0    1,229,733
  1,500,000             0      1,500,000  FHLMC Remic-Pac's, 9.5% 2003                          1,535,444             0    1,535,444
          0    15,000,000     15,000,000  FNMA Mortgage Backed, 7.00% 2025 (TBA)                        0    14,625,000   14,625,000
          0    21,227,505     21,227,505  FNMA Mortgage Backed, 7.50% 2022-2024                         0    21,161,169   21,161,169
          0    15,080,429     15,080,429  FNMA Mortgage Backed, 8.00% 2024                              0    15,311,340   15,311,340
  2,095,473    11,963,741     14,059,214  FNMA Mortgage Backed, 8.50% 2022-2025                 2,158,991    12,146,930   14,305,921
          0       226,337        226,337  FNMA Mortgage Backed, 9.00% 2020                              0       235,391      235,391
          0     2,315,203      2,315,203  FNMA Mortgage Backed, 9.75% 2020                              0     2,471,838    2,471,838
          0     1,882,841      1,882,841  FNMA Mortgage Backed, 10.00% 2020                             0     2,045,236    2,045,236
    410,220     1,517,640      1,927,860  FNMA Mortgage Backed, 10.50% 2012-2018                  449,575     1,663,238    2,112,813
          0       404,443        404,443  FNMA Mortgage Backed, 10.75% 2013                             0       445,772      445,772
          0     4,561,957      4,561,957  FNMA Mortgage Backed, 11.00% 2015-2020                        0     5,056,641    5,056,641
          0       588,197        588,197  FNMA Mortgage Backed, 11.25% 2013                             0       654,002      654,002
    382,269             0        382,269  FNMA Mortgage Backed, 11.50% 2015                       426,349             0      426,349
    278,109       417,628        695,737  FNMA Mortgage Backed, 12.00% 2011-2016                  312,438       469,179      781,617
    265,702       789,482      1,055,184  FNMA Mortgage Backed, 12.50% 2015                       300,326       892,361    1,192,687
  2,000,000    10,000,000     12,000,000  FNMA Note, 6.85% 2000                                 2,002,974    10,014,870   12,017,844
  1,500,000     9,000,000     10,500,000  FNMA Note, 7.40% 2004                                 1,567,463     9,404,775   10,972,238
          0    16,750,000     16,750,000  FNMA Note, 7.65% 2005                                         0    17,850,106   17,850,106
  2,000,000    13,000,000     15,000,000  FNMA Note, 8.50% 2005                                 2,140,282    13,911,833   16,052,115
          0     3,161,624      3,161,624  FNMA Remic-Pac's, 7.50% 2019                                  0     3,174,046    3,174,046
          0     6,500,000      6,500,000  FNMA Remic-Pac's, 9.00% 2021                                  0     6,846,899    6,846,899
     89,622       158,899        248,521  FNMA Remic-Pac's, 13.50% 2017                            91,454       162,149      253,603
  1,664,702     8,332,978      9,997,680  GNMA Mortgage Backed, 7.50% 2022                      1,662,100     8,319,954    9,982,054
  4,048,638             0      4,048,638  GNMA Mortgage Backed, 8.00% 2017-2022                 4,129,611             0    4,129,611
    567,030    18,622,484     19,189,514  GNMA Mortgage Backed, 9.00% 2016-2022                   590,420    19,504,064   20,094,484
  1,316,936             0      1,316,936  GNMA Mortgage Backed, 9.125% 2018                     1,345,526             0    1,345,526
  3,446,582    24,907,854     28,354,436  GNMA Mortgage Backed, 9.50% 2016-2019                 3,636,164    26,240,116   29,876,280
          0     1,066,600      1,066,600  GNMA Mortgage Backed, 11.00% 2015-2018                        0     1,167,927    1,167,927
          0        66,368         66,368  GNMA Mortgage Backed, 11.25% 2015                             0        73,720       73,720
  3,500,000    25,150,000     28,650,000  FHLB Note, 7.31% 2004                                 3,628,874    26,076,048   29,704,922
  7,000,000    15,000,000     22,000,000  Resolution Funding Corp. Zero Coupon Strip,           1,831,963     3,849,135    5,681,098
                                            7.24% 2014
  2,930,000    33,500,000     36,430,000  U.S. Treasury Bond, 8.125% 2021                       3,340,200    38,190,000   41,530,200
  5,000,000    34,500,000     39,500,000  U.S. Treasury Note, 6.75% 2000                        5,109,375    35,254,688   40,364,063
  1,360,000     4,400,000      5,760,000  U.S. Treasury Note, 7.25% 1996                        1,380,400     4,466,000    5,846,400
  2,000,000    15,000,000     17,000,000  U.S. Treasury Note, 7.875% 1996-2004                  2,191,872    15,173,415   17,365,287
          0    20,000,000     20,000,000  U.S. Treasury Note, 8.25% 1998                                0    21,181,220   21,181,220
  5,000,000    25,000,000     30,000,000  U.S. Treasury Note, 8.75% 1997                        5,285,930    26,429,650   31,715,580
          0    20,000,000     20,000,000  U.S. Treasury Note, 8.875% 1998                               0    21,643,720   21,643,720
  4,500,000    33,000,000     37,500,000  U.S. Treasury Note, 9.00% 1998                        4,838,900    35,485,263   40,324,163
  2,650,000    13,350,000     16,000,000  U.S. Treasury Note, 9.375% 1996                       2,716,250    13,683,750   16,400,000
------------------------------------------------------------------------------------------------------------------------------------
 59,894,035   467,076,644    526,970,679                                                       57,915,226   478,999,203  536,914,429
------------------------------------------------------------------------------------------------------------------------------------
                                         SHORT-TERM INVESTMENTS
                                         ----------------------
    190,000             0        190,000  Associates Corp. Master Variable Rate Note, 5.79%       190,000             0      190,000
          0       505,350        505,350  Federated Treasury Obligation Fund, 5.70%                     0       505,350      505,350
------------------------------------------------------------------------------------------------------------------------------------
    190,000       505,350        695,350                                                          190,000       505,350      695,350
------------------------------------------------------------------------------------------------------------------------------------
                                         TOTAL INVESTMENTS
                                         -----------------
$65,204,977  $467,581,994   $532,786,971                                                      $63,234,031  $479,504,553 $542,738,584
------------------------------------------------------------------------------------------------------------------------------------
                                         COST
                                         ----
                                                                                              $62,146,100  $475,636,924 $537,783,024
------------------------------------------------------------------------------------------------------------------------------------

PRO FORMA FOOTNOTES OF MERGER BETWEEN ACQUIRED FUND AND ACQUIRING FUND July 31, 1995 (Unaudited)


1.   GENERAL

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Fortis Advantage Government Total Return Portfolio (Acquired Fund) by Fortis U.S. Government Securities Fund (Acquiring
Fund), as if such acquisition had taken place as of the close of business on July 31, 1994.

Under the terms of the Plan of Reorganization, the combination of the Acquired Fund and the Acquiring Fund will be taxed as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Acquired Fund in exchange for shares of the Acquiring Fund at net asset value. The statements of assets and liabilities and the related statements of operations of the Acquired Fund and the Acquiring Fund have been combined as of and for the year ended July 31, 1995.

The accompanying proforma financial statements should be read in conjunction with the financial statements and schedule of investments of the Acquiring Fund which are included in its annual report dated July 31, 1995. The information included in the proforma financial statements for the Acquired Fund are from a non-fiscal report date of the fund, however significant accounting information can be found in the Fund's semi-annual report dated April 30, 1995.

The following notes refer to the accompanying pro forma financial statements as if the above mentioned acquisition of the Acquired Fund and the Acquiring Fund had taken place as of the close of business on July 31, 1994.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Acquiring Fund is a Minnesota corporation, registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

The significant accounting policies consistently followed by the Acquiring Fund are (a) securities transactions are accounted for on the trade date (b) long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service; short-term investments that have a maturity of 60 days or less are valued at amortized cost (c) interest income is recorded on the accrual basis (d) gains or losses on the sale of securities are calculated by using the identified cost method
(e) for financial reporting purposes, except for original issue discount, the Acquiring Fund does not amortize long-term bond premium and discount (the Acquired Fund amortizes all premium and discount including original issue discount for financial reporting purposes, differences in amortization have been reflected in the proforma financials) (f) the Acquiring Fund lends its portfolio securities (as does the Acquired Fund) (g) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; registration costs are deferred and charged to income over the registration period (h) distributions from net investment income are declared daily and paid monthly; the Fund

PRO FORMA FOOTNOTES OF MERGER BETWEEN ACQUIRED FUND AND ACQUIRING FUND July 31, 1995 (Unaudited) (continued)




will generally make annual distributions of any realized capital gains as required by law (i) the Acquiring Fund intends to qualify under the Internal Revenue Code as a regulated investment company and, if so qualified, will not have to pay federal income taxes to the extent its taxable net income is distributed.


3.   PRO FORMA ADJUSTMENTS

The accompanying pro forma financial statements reflect changes in fund shares as if the merger had taken place on July 31, 1995, and adjustments made to expenses for duplicated services that would not have been incurred if the merger had taken place as of the close of business on July 31, 1994.

4.   PAYMENTS TO RELATED PARTIES

Fortis Advisers, Inc. is the investment adviser of the Acquiring Fund. Investment advisory and management fees are computed at an annual rate of .80% on the first 50 million of average daily net assets and .70% of net assets in excess of $50 million. All fees are calculated daily and paid monthly. In addition to the investment advisory and management fee, Classes A, B, C and H pay Fortis Investors, Inc. (Acquiring Fund's principal underwriter) distribution fees equal to .25% (Class A) and 1.00% (Class B, C and H) of average daily net assets (of the respective classes) on an annual basis, to be used to compensate those who sell shares of the fund and to pay certain other expenses of selling fund shares.

5.   FEDERAL TAXES

At July 31, 1995, the Acquiring Fund had net capital loss carryovers of $59,084,201 available to offset future capital gains. To the extent that these carryover losses are used to offset capital gains, it is probable that any gains so offset will not be distributed.

                                    PART C

                              OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     The response to Item 27 of Part C of Post-Effective Amendment No. 28 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in March 1988, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

   1(a) Amended and Restated Articles of Incorporation. (Incorporated by referene to Post-Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in September 1994.)

   1(b) Form of amendment to Amended and Restated Articles of Incorporation to effect the Reorganization. (Included as Exhibit 1 to the Agreement and Plan of Reorganization referred to in 4 below.)

   2        Bylaws. (Incorporated by reference to Post-Effective Amendment No.
            33 to the Registrant's Registration Statement on Form N-1A, File No. 2-44686, filed in February 1992.)

   3        Not Applicable.

   4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

   5        See 1(a) and 1(b) above.

   6 Investment Advisory Agreement. (Incorporated by reference to Post-Effective Amendment No. 33 to the Registrant's Registration Statement on Form N-1A, File No. 2-44686, filed in February 1992.)

   7(a) Underwriting Agreement. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in July 1995.)

   7(b) Dealer Sales Agreement. (Incorporated by reference to Post-Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in September 1994.)

   8        Not Applicable.

   9 Custodian Agreement. (Incorporated by reference to Post-Effective Amendment No. 34 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in February 1993.)

    (10)(a) Rule 12b-1 Plan. (Incorporated by reference to Post-Effective Amendment No. 36 to the Registrant's Registration Statement on Form N-1A, File No. 2-46686, filed in September 1994.)

    (10)(b) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registrant's Registration Statement on Form N-1A, File No. 2- 46686, filed in July 1995.)

  * 11 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to the legality of the securities being registered.

  * 12 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to tax matters.

    13      Not Applicable.

  * 14      Consent of KPMG Peat Marwick LLP.

    15      Not Applicable.

  * 16      Powers of Attorney of Directors signing the Registration Statement.

  * 17(a)   Rule 24f-2 Election of Registrant.

  * 17(b)   Form of Proxy Card.

----------------------

  * Filed herewith.

ITEM 17.  UNDERTAKINGS.

    (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                           SIGNATURES

    As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Woodbury, State of Minnesota, on the 14th day of November, 1995.

                               FORTIS INCOME PORTFOLIOS, INC.


                               By:  /s/ Dean C. Kopperud
                                  ---------------------------------
                                    Dean C. Kopperud, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

           Signature                  Title                     Date
           ---------                  -----                     ----

   /s/ Tamara L. Fagely          Treasurer (Principal            **
---------------------------      Financial and Accounting
       Tamara L. Fagely          Officer)

             *                   Director                        **
---------------------------
     Richard W. Cutting

                                 Director
---------------------------
     Allen R. Freedman

             *                   Director                        **
---------------------------
    Dr. Robert M. Gavin

             *                   Director                        **
---------------------------
    Benjamin S. Jaffray

                                 Director
---------------------------
      Jean L. King

   /s/ Dean C. Kopperud          Director                        **
---------------------------
       Dean C. Kopperud

             *                   Director                        **
---------------------------
      Edward M. Mahoney

             *                   Director                        **
---------------------------
        Robb L. Prince

             *                   Director                        **
---------------------------
      Leonard J. Santow

             *                   Director                        **
---------------------------
      Joseph M. Wikler

* By:  /s/ Dean C. Kopperud
---------------------------
           Dean C. Kopperud
           Attorney in Fact
**  November 14, 1995.